As filed with the Securities and Exchange Commission on October 1, 2020

Registration No. 333-_______

811- 21929

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ___

Post-Effective Amendment No. ___

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 23 (X)

WRL SERIES LIFE ACCOUNT G

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Premier Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under the Transamerica® Freedom Asset Advisor flexible premium variable life insurance policy (“Policy”) on a new Form N-6 in compliance with the pre-July 2020 version of Form N-6 (OMB number 3235-0503). Interests under the Policy were previously registered on Form N-6 (File No. 333-199064) and funded by WRL Series Life Account G (File No. 811-21929). Upon effectiveness of the merger between Transamerica Premier Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Policies and Depositor of WRL Series Life Account G which was transferred intact to TLIC.

Transamerica® Freedom Asset Advisor

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

WRL Series Life Account G

Supplement dated October 1, 2020

to the

Prospectus dated May 1, 2017

as Supplemented

Home Office: 4333 Edgewood Road NE Cedar

Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE Cedar

Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Life Insurance Company (“TLIC” or “the Company”) is amending the prospectus dated May 1, 2017 as supplemented for Transamerica® Freedom Asset Advisor policy (the “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Premier Life Insurance Company (“TPLIC”), formerly known as Western Reserve Life Assurance Co. of Ohio, with and into TLIC. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

TPLIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies. Although Policies will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, TPLIC merged with and into its affiliate TLIC. Before the Merger, TPLIC was the issuer of the Policy. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including WRL Series Life Account G (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the policy. The Contract has thereby become an individual flexible premium variable life insurance policy funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TPLIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. Policy values will not change as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TPLIC to TLIC. Until we amend all forms we use that are related to the Policy, we may still reflect TPLIC in correspondence and disclosure to you. The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus. As a result all references in the prospectus to Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) are amended to refer to Transamerica Life Insurance Company.

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More detailed information, including an explanation of the underlying portfolio’s fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which you can receive by contacting our Service Center at the phone number above.

Please note the change regarding your fund reports:

We want to let you know that beginning January 1, 2021, we will no longer mail copies of shareholder reports for funds in your portfolio. This change is permitted by regulations adopted by the Securities and Exchange Commission. Instead, the reports will be made available on our website. We’ll let you know by mail each time a report is posted. The notification will have a URL for accessing the report.

If you’ve already elected to receive documents from us electronically, you’re not affected by this change. You’re already receiving an email with a link to the reports so there’s nothing you need to do.

You do have the option of continuing to receive paper copies of all future shareholder reports free of charge. If you’d like this option, give us a call at the number on your account statement.

I.	The following replaces the table “Please direct transactions, claim forms, payments and other correspondence and notices as follows”:

Transaction	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)

Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)

Electronic Transaction	www.tlic.transamerica.com

Payments made by check	PO Box 653011, Dallas, TX 75265-3011 or 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

Claims, general correspondence, and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

II.

The following hereby replaces the list of portfolios available to you on the cover of the prospectus and the table in “The Portfolios” subsection (p. 9) of the “Transamerica Premier, the Separate Account, the Fixed Account, and the Portfolios” section (p. 7) of the prospectus:

PORTFOLIO	INVESTMENT OBJECTIVE	ADVISOR/ SUBADVISOR
AB Variable Products Series Fund, Inc. – Class B

AB Balanced Wealth Strategy Portfolio	The Portfolio’s investment objective is to maximize total return consistent with the Adviser’s determination of reasonable risk.	AllianceBernstein L.P.

Access Variable Products Series Fund, Inc. – Class B

Access VP High Yield FundSM	The Fund seeks to provide investment results that correspond generally to the total return of the high yield market, consistent with maintaining reasonable liquidity.	ProFund Advisors LLC

Fidelity® Variable Insurance Products – Service Class 2

Fidelity VIP Index 500 Portfolio	The fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the &P 500® Index.	Fidelity Management & Research Company LLC

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Franklin Templeton Variable Insurance Products Trust – Class 4

Franklin Allocation VIP Fund	Capital appreciation. Its secondary goal is income.	Franklin Advisers, Inc.

Transamerica Series Trust – Initial Class

Transamerica Aegon High Yield Bond VP	Seeks a high level of current income by investing in high-yield debt securities.	Transamerica Asset Management, Inc./ Aegon USA Investment Management, LLC

Transamerica Aegon U.S. Government Securities VP	Seeks to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Asset Management, Inc./Aegon USA Investment Management, LLC

Transamerica Barrow Hanley Dividend Focused VP	Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC

Transamerica BlackRock Global Real Estate Securities VP	Seeks to maximize total return.	Transamerica Asset Management Inc./BlackRock Investment Management, LLC

Transamerica BlackRock Government Money Market VP	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica Asset Management, Inc./BlackRock Investment Management, LLC

Transamerica BlackRock iShares Edge 40 VP	Seeks long-term capital appreciation and capital preservation.	Transamerica Asset Management, Inc./BlackRock Investment Management, LLC

Transamerica BlackRock Tactical Allocation VP	Seeks capital appreciation with current income as a secondary objective.	Transamerica Asset Management, Inc./BlackRock Investment Management, LLC

Transamerica International Growth VP	Seeks long-term capital appreciation.	Transamerica Asset Management, Inc./TDAM USA Inc.

Transamerica Janus Balanced VP	Seeks long-term capital appreciation.	Transamerica Asset Management, Inc./Janus Capital Management LLC

Transamerica Janus Mid-Cap Growth VP	Seeks long-term capital appreciation	Transamerica Asset Management, Inc./Janus Capital Management LLC

Transamerica JPMorgan Asset Allocation – Conservative VP	Seeks current income and preservation of capital.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Asset Allocation – Growth VP	Seeks long-term capital appreciation.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Asset Allocation – Moderate VP	Seeks capital appreciation and current income.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Asset Allocation – Moderate Growth VP	Seeks capital appreciation with current income as a secondary objective.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Core Bond VP	Seeks total return, consisting of current income and capital appreciation.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Enhanced Index VP	Seeks to earn a total return modestly in excess of the total return performance of the S&P 500® (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500®	Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.

Transamerica JPMorgan International Moderate Growth VP	Seeks capital appreciation with current income as a secondary objective.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica JPMorgan Tactical Allocation	Seeks current income and preservation of capital.	Transamerica Asset Management, Inc./JPMorgan Investment Management Inc.

Transamerica Managed Risk-Balanced ETF VP	Seeks to balance capital appreciation and income.	Transamerica Asset Management, Inc./Milliman Financial Risk Management LLC

Transamerica Managed Risk – Growth ETF VP	Seeks capital appreciation as a primary objective and income as a secondary objective.	Transamerica Asset Management, Inc./Milliman Financial Risk Management LLC

Transamerica Morgan Stanley Capital Growth VP	Seeks to maximize long-term growth.	Transamerica Asset Management, Inc./Morgan Stanley Investment Management Inc.

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Transamerica Morgan Stanley Global Allocation VP	Seeks high total return.	Transamerica Asset Management, Inc./Morgan Stanley Investment Management Inc.

Transamerica Multi-Managed Balanced VP	Seeks to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Asset Management, Inc./Aegon USA Investment Management, LLC

Transamerica PIMCO Tactical – Balanced VP	Seeks a combination of capital appreciation and income.	Transamerica Asset Management, Inc./Pacific Investment Management Company LLC

Transamerica PIMCO Tactical – Conservative VP	Seeks a combination of capital appreciation and income.	Transamerica Asset Management, Inc./Pacific Investment Management Company LLC

Transamerica PIMCO Tactical – Growth VP	Seeks a combination of capital appreciation and income.	Transamerica Asset Management, Inc./Pacific Investment Management Company LLC

Transamerica PIMCO Total Return VP	Seeks maximum total return consistent with preservation of capital and prudent investment management.	Transamerica Asset Management, Inc./Pacific Investment Management Company LLC

Transamerica QS Investors Active Asset Allocation – Conservative VP	Seeks current income and preservation of capital.	Transamerica Asset Management, Inc./QS Investors, LLC

Transamerica QS Investors Active Asset Allocation – Moderate Growth VP	Seeks capital appreciation with current income as a secondary objective.	Transamerica Asset Management, Inc./QS Investors, LLC

Transamerica QS Investors Active Asset Allocation – Moderate VP	Seeks capital appreciation and current income.	Transamerica Asset Management, Inc./QS Investors, LLC

Transamerica Small/Mid Cap Value VP	Seeks to maximize total return.	Transamerica Asset Management, Inc./Systematic Financial Management, L.P.

Transamerica T. Rowe Price Small Cap VP	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.

Transamerica WMC US Growth VP	Seeks to maximize long-term growth.	Transamerica Asset Management, Inc./Wellington Management Company LLP

ProFunds Trust

ProFund VP Asia 30	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Asia 30 Index.	ProFund Advisors LLC

ProFund VP Basic Materials	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Basic MaterialsSM Index.	ProFund Advisors LLC

ProFund VP Bull	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500® Index.	ProFund Advisors LLC

ProFund VP Consumer Services	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Consumer ServicesSM Index.	ProFund Advisors LLC

ProFund VP Emerging Markets	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P/BNY Mellon Emerging 50 ADR Index (USD).	ProFund Advisors LLC

ProFund VP Europe 30	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.	ProFund Advisors LLC

ProFund VP Falling U.S. Dollar	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the basket of non-U.S. currencies included in the ICE® U.S. Dollar Index®.	ProFund Advisors LLC

ProFund VP Financials	Seeks investments results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. FinancialsSM Index.	ProFund Advisors LLC

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ProFund VP Government Money Market	The Fund seeks a high level of current income consistent with liquidity and preservation of capital.	ProFund Advisors LLC

ProFund VP International	Seeks investment results, before fees and expenses, that correspond to the performance of the MSCI EAFE Index.	ProFund Advisors LLC

ProFund VP Japan	Seeks investment results, before fees and expenses, that correspond to the performance of the Nikkei 225 Stock Average.	ProFund Advisors LLC

ProFund VP Mid-Cap	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400® Index.	ProFund Advisors LLC

ProFund VP NASDAQ – 100	Seeks investment results, before fees and expenses, that correspond to the performance of the Nasdaq - 100® Index.	ProFund Advisors LLC

ProFund VP Oil & Gas	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Oil & GasSM Index.	ProFund Advisors LLC

ProFund VP Pharmaceuticals	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Select PharmaceuticalsSM Index.	ProFund Advisors LLC

ProFund VP Precious Metals	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones Precious MetalsSM Index.	ProFund Advisors LLC

ProFund VP Short Emerging Markets	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the return of the S&P/BNY Mellon Emerging 50 ADR Index (USD) for a single day, not for any other period.	ProFund Advisors LLC

ProFund VP Short International	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the return of the MSCI EAFE Index for a single day, not for any other period.	ProFund Advisors LLC

ProFund VP Short NASDAQ – 100	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the return of the Nasdaq-100® Index for a single day, not for any other period.	ProFund Advisors LLC

ProFund VP Short Small-Cap	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the return of the Russell 2000® Index for a single day, not for any other period.	ProFund Advisors LLC

ProFund VP Small-Cap	Seeks investment results, before fees and expenses, that correspond to the performance of the Russell 2000® Index.	ProFund Advisors LLC

ProFund VP Small-Cap Value	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P SmallCap 600® Value Index.	ProFund Advisors LLC

ProFund VP Telecommunications	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Select TelecommunicationsSM Index.	ProFund Advisors LLC

ProFund VP U.S. Government Plus	Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (1.25x) the daily price movement of the most recently issued Long Bond.	ProFund Advisors LLC

ProFund VP UltraNASDAQ – 100	Seeks daily investment results, before fees and expenses, that correspond to two times (2x) the return of the Nasdaq-100® Index for a single day, not for any other period.	ProFund Advisors LLC

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ProFund VP UltraSmall-Cap	Seeks daily investment results, before fees and expenses, that correspond to two times (2x) the return of the Russell 2000® Index for a single day, not for any other period.	ProFund Advisors LLC

ProFund VP Utilities	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. UtilitiesSM Index.	ProFund Advisors LLC

III.	The following hereby replaces the “Transamerica Premier” subsection (p. 7) of the “Transamerica Premier, The Separate Account, The Fixed Account and the Portfolios” section (p. 7) of the prospectus:

Transamerica Life Insurance Company

Transamerica Life Insurance Company, located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy.

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

Financial Condition of the Company

The benefits under the Policy are paid by TLIC from its general account assets and/or your cash value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Separate Account. Your investment base in those investment divisions constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Policy that exceed your investment base are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our contract owners, or to provide the collateral necessary to finance our business operations.

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We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

IV.	The following hereby replaces the “Separate Account” subsection (p. 8) of the “Transamerica Premier, the Separate Account, the Fixed Account, and the Portfolios” section (p. 7) of the prospectus.

The separate account invests in shares of the portfolios of a fund. Each portfolio is an investment division of a fund, which is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or loss of one portfolio has no effect on the investment performance of any other portfolio. Pending any required approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

Each portfolio’s investment objective(s) and policies are summarized below. There is no assurance that a portfolio will achieve its stated objective(s). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager.

Certain portfolios invest substantially all of their assets in portfolios of other funds. (See the chart above listing portfolios available under the Policy.) As a result, you will pay fees and expenses at both portfolio levels. This will reduce your investment return. These arrangements are referred to as fund of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than portfolios that invest directly in debt or equity securities.

As described in more detail in the underlying portfolio prospectuses, certain underlying portfolios employ a managed volatility strategy that is intended to reduce the underlying portfolio’s overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Policies. During rising markets, the hedging strategies employed to manage volatility could result in your Policy value rising less than would have been the case if you had been invested in an underlying portfolio with substantially similar investment objectives, securities, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in underlying portfolios with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Policy value may decline less than would have been the case if you had not invested in underlying portfolios with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the underlying portfolio’s optimal risk targets, and the underlying portfolio may not perform as expected. Portfolios that employ a managed volatility strategy are identified by an “*” preceding the name of the portfolio in the first column of the chart above.

Certain portfolios may employ hedging strategies to provide for downside protection during sharp downward movements in equity markets. (See chart above listing portfolios available under the Policy.) The cost of these hedging strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios. You should consult with your registered representative to determine which combination of investment choices is appropriate for you.

You can find more detailed information about the portfolios, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses by contacting us at our administrative office at 1-800-851-9777 or visiting our website at www.tlic.transamerica.com. You should read the fund prospectuses carefully.

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Note: If you received a summary prospectus for a portfolio listed above, please follow the directions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

SELECTION OF UNDERLYING PORTFOLIOS

The underlying portfolios offered through this product are selected by TLIC. TLIC may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying portfolio with our hedging strategy, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, please refer to the section of this prospectus entitled “Revenues We Receive.”) We review the portfolios periodically and may remove a portfolio or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policyowners. We have included the Transamerica Series Trust portfolios at least in part because they are managed by TAM, our directly owned subsidiary.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your cash value resulting from the performance of the portfolios you have chosen.

ADDITION, DELETION, OR SUBSTITUTION OF PORTFOLIOS

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some policyowners, we will vote those shares as well as shares of the fund that the Insurer itself owns in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

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V.	The following hereby replaces the “Range of Expenses for the Portolios[1],2” (p. 7) in the “Fee Tables” section (p. 5) section of the prospectus:

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2019. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.29%	5.49%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.29%	1.68%

[1]

The portfolio expenses used to prepare this table were provided to Transamerica by the funds. The expenses shown are those incurred for the year ended December 31, 2019. Current or future expenses may be greater or less than those shown.

[2]

The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Transamerica took into account the information received from those funds on the combined actual expenses for each “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios. See the prospectuses for the Transamerica Series Trust for a presentation of all applicable Acquired Fund fees and expenses.

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The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 28 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2021.

VI.	The following hereby replaces the first footnote (*) in the “Fee Tables” section (p. 5) of the prospectus:

We currently charge $20 for an overnight delivery ($30 for Saturday delivery) and $50 for wire service. You can obtain further information about these charges by contacting us at our mailing address or our Service Center.

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VII.	The following hereby amends the “Premium Limitations & Payments” subsection (p. 29) of the “Premiums” section (p. 27) of the prospectus:

We will not allow the premiums you pay to exceed the current maximum premium limitations, if applicable, by which the Policy qualifies as life insurance under federal tax laws. (For more information regarding the Guideline Premium Test, please refer to the section entitled “Death Benefit” in this prospectus.)

This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we generally will return the excess portion of the premium payment, with interest, within 60 days after the end of the Policy year. In addition, we reserve the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

Note: We reserve the right to reject any form of payment. Any unacceptable forms of payment will be returned.

VIII.	The following hereby replaces the “Disruptive Trading and Market Timing” subsection (p. 30) of the “Transfers” section (p. 29) of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance contract was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the investment divisions of the Separate Account (“Subaccounts”) by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

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Market timing and disruptive trading can adversely affect you, other contract owners, beneficiaries and underlying Funds. These adverse effects may include:

1.

Dilution of the interests of long-term investors in a Subaccount if purchases or transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:

a.	Impeding a Fund manager’s ability to sustain an investment objective.

b.	Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.

c.	Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all contract owners invested in those Subaccounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Subaccounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premiums or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected by contract owners or persons engaged in trading on behalf of contract owners.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

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Under our current policies and procedures, we do not:

•	Impose redemption fees on Transfers.

•	Expressly limit the number or size of Transfers in a given period except for certain Subaccounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.

•	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before it is detected and we take steps to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Subaccounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Subaccounts under the variable insurance product. In addition, we may not honor Transfer requests if any Subaccount that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Contract owners should be aware that we do not monitor Transfer requests from contract owners or persons acting on behalf of contract owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers.

Contract owners should be aware that we are required to provide to an underlying Fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners or persons acting on their behalf, if identified by an underlying Fund portfolio as violating the frequent trading policies established for the underlying Fund portfolio. Please read the Fund’s prospectus for information about restrictions on transfers.

Omnibus Order. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of

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the variable annuity contracts or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

IX.	The following hereby replaces the “Federal Income Tax Considerations” section (p. 46) of the prospectus:

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax professionals for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area. We believe that the Policy does not give you investment control over separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after attained age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after attained age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after attained age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax professional should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Changes that would cause a contract to enter a new seven-year test period include, for example, an increase in the death benefit that is not the result of a premium necessary to keep the Policy in-force. Additionally, a reduction in benefits

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during a seven-year test period could cause a Policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax professional to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified and we will not apply the premium. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•

All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

•

Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

•

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have reached age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a Policy that are made within two years before the Policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax professional should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax professional as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made reduced by a withdrawal or distributions from the Policy that are tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

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Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business use of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax professional as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax professional. In addition, Section 101(j) of the Internal Revenue Code imposes notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and it requires additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax professional about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

Continuation of Policy Beyond Attained Age 99. The tax consequences of continuing the Policy beyond the insured’s attained age 99 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax professional if you intend to keep the Policy in force beyond the insured’s attained age 99.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax professional in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified tax professional regarding ERISA.

Please Note:

•

Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including TLIC and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax professional regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity contract purchase.

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•

In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. These provisions were modified again in December, 2017 by H.R. 1 (formerly known as the Tax Cuts and Jobs Act). The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified tax professional to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your needs and that of your beneficiaries under all possible scenarios.

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X.	The following is hereby added to the “Additional Information” section (p. 52) of the prospectus:

Payments to Contract Owners

We usually pay the amounts of any surrender, cash withdrawal, or death benefit within seven calendar days after we receive all applicable written notices and/or due proofs of death (in good order) at our Service Center. However, we can postpone such payments if any of the following occurs:

•	The New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted.

•	The SEC permits, by an order, the postponement for the protection of contract owners.

•	An emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

In addition, if, pursuant to SEC rules, the Money Market Portfolio available in your policy suspends payment of redemption proceeds in connection with a liquidation of such Portfolio or as a result of Portfolio liquidity levels, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the Money Market Portfolio Subaccount until the Portfolio pays redemption proceeds.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, or death benefit until such check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment and/or block a contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Collateral Assignment

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we receive it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. Additionally, if you are under age 59 1⁄2 then you also may be subject to a federal tax penalty equal to 10% of the taxable amount. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

Selection of Underlying Fund Portfolio

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

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In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate. You bear the risk of any decline in your cash value resulting from the performance of the portfolios you have chosen.

Please note the following information regarding Government Money Market funds

There can be no assurance that a government money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on a government money market fund may become extremely low and possibly negative. You could lose money by investing in a government money market fund.

Sending Forms and Transaction Requests in Good Order

We cannot carry out your instructions to process a transaction relating to the Policy until we have received your instructions in good order at our mailing address (or our administrative office or website as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing or, when appropriate, by telephone or facsimile, or electronically along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the subaccounts affected by the requested transaction; the dated signatures of all owners (exactly as registered on the Policy) if necessary; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that we may require. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Cyber Security Risks

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

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The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our affiliates may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between other units of Aegon. Although to our knowledge these events have thus far not been material in nature, our management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, our businesses are subject to laws and regulations enacted by U.S. federal and state governments, including various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. These laws, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provide for penalties for non-compliance. As an example, the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain of our entities, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Company affiliates operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering, or have already enacted, enhanced information security risk management and privacy rules and regulations. A number of our entities and affiliates are also subject to contractual restrictions with respect to the information of our clients and business partners. The Company, and numerous of its employees and business partners have access to, and routinely process, the

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personal information of consumers and employees. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized information security attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over the Company or its affiliates in recent years, and more such obligations are likely to be imposed in the near future across our operations. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

Business Continuity

Our business operations may be adversely affected by volatile natural and man-made disasters, including (but not limited to) hurricanes, earthquakes, terrorism, civil unrest, military action, fires and explosions, pandemic diseases, and other catastrophes (“Catastrophic Events”). Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world. Such uncertainty as to future trends and exposure may lead to financial losses to our businesses. Furthermore, Catastrophic Events may disrupt our operations and result in the loss of, or restricted access to, property and information about Transamerica and its clients. Such events may also impact the availability and capacity of our key personnel. If our business continuity plans have not included effective contingencies for Catastrophic Events, we may experience business disruption, damage to corporate reputation, and damage to financial condition for a prolonged period of time.

XI.	The following hereby replaces the “Legal Proceedings” subsection (p. 54) of the “Additional Information” section (p. 52) of the prospectus:

We, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

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P R O S P E C T U S

May 1, 2017

Transamerica® Freedom Asset Advisor

issued through

WRL Series Life Account G by

Transamerica Premier Life Insurance Company

Administrative Office

570 Carillon Parkway

St. Petersburg, Florida 33716-1294

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction Type	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)
Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)
Electronic Transaction	www.premier.transamerica.com
All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

An Individual Flexible Premium Variable Life Insurance Policy

This prospectus describes the Transamerica® Freedom Asset Advisor, a flexible premium variable life insurance policy (the “Policy”). You can allocate your Policy’s cash value to the fixed account (which credits a specified guaranteed interest rate) and/or to the WRL Series Life Account G, which invests through its subaccounts in portfolios of the Transamerica Series Trust – Initial Class (the “Series Trust”), the Fidelity Variable Insurance Products Funds – Service Class 2 (“Fidelity VIP Fund”), the ProFunds, the Access One Trust (“Access Trust”), the AllianceBernstein Variable Products Series Fund, Inc. (“AllianceBernstein”), and the Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton”) (collectively, the “funds”). Please refer to the next page of this prospectus for the list of portfolios available to you under the Policy.

The value of your Policy that is allocated to the subaccounts may fluctuate. You bear the risk that your Policy value may decrease.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase the Policy or to take withdrawals from another policy you own to make premium payments under the Policy.

Prospectuses for the underlying portfolios must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

The Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PORTFOLIOS AVAILABLE UNDER YOUR POLICY

TRANSAMERICA SERIES TRUST*		TRANSAMERICA SERIES TRUST* (CONT.)		PROFUNDS (CONT.)
➣	TRANSAMERICA AB DYNAMIC ALLOCATION VP	➣	TRANSAMERICA PIMCO TACTICAL – BALANCED VP	➣	PROFUND VP FALLING U.S. DOLLAR
➣	TRANSAMERICA AEGON GOVERNMENT MONEY MARKET VP	➣	TRANSAMERICA PIMCO TACTICAL – CONSERVATIVE VP	➣	PROFUND VP FINANCIALS
➣	TRANSAMERICA AEGON HIGH YIELD BOND	➣	TRANSAMERICA PIMCO TACTICAL – GROWTH VP	➣	PROFUND VP GOVERNMENT MONEY MARKET
➣	TRANSAMERICA AEGON U.S. GOVERNMENT SECURITIES VP	➣	TRANSAMERICA PIMCO TOTAL RETURN VP	➣	PROFUND VP INTERNATIONAL
➣	TRANSAMERICA ASSET ALLOCATION – CONSERVATIVE VP	➣	TRANSAMERICA QS INVESTORS ACTIVE ASSET ALLOCATION – CONSERVATIVE VP	➣	PROFUND VP JAPAN
➣	TRANSAMERICA ASSET ALLOCATION – GROWTH VP	➣	TRANSAMERICA QS INVESTORS ACTIVE ASSET ALLOCATION – MODERATE GROWTH VP	➣	PROFUND VP MID-CAP
➣	TRANSAMERICA ASSET ALLOCATION – MODERATE GROWTH VP	➣	TRANSAMERICA QS INVESTORS ACTIVE ASSET ALLOCATION – MODERATE VP	➣	PROFUND VP NASDAQ-100
➣	TRANSAMERICA ASSET ALLOCATION – MODERATE VP	➣	TRANSAMERICA SMALL/MID CAP VALUE VP	➣	PROFUND VP OIL & GAS
➣	TRANSAMERICA BARROW HANLEY DIVIDEND FOCUSED VP	➣	TRANSAMERICA T. ROWE PRICE SMALL CAP VP	➣	PROFUND VP PHARMACEUTICALS
➣	TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP	➣	TRANSAMERICA TORRAY CONCENTRATED GROWTH VP	➣	PROFUND VP PRECIOUS METALS
➣	TRANSAMERICA BLACKROCK TACTICAL ALLOCATION VP	➣	TRANSAMERICA WMC US GROWTH VP	➣	PROFUND VP SHORT EMERGING MARKETS
➣	TRANSAMERICA CLARION GLOBAL REAL ESTATE SECURITIES VP		FIDELITY FUNDS	➣	PROFUND VP SHORT INTERNATIONAL
➣	TRANSAMERICA INTERNATIONAL MODERATE GROWTH VP	➣	FIDELITY INDEX 500 PORTFOLIO	➣	PROFUND VP SHORT NASDAQ-100
➣	TRANSAMERICA JANUS BALANCED VP		ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND	➣	PROFUND VP SHORT SMALL-CAP
➣	TRANSAMERICA JANUS MID-CAP GROWTH VP	➣	AB BALANCED WEALTH STRATEGY PORTFOLIO	➣	PROFUND VP SMALL-CAP
➣	TRANSAMERICA JENNISON GROWTH VP		FRANKLIN TEMPLETON VARIABLE PRODUCTS TRUST	➣	PROFUND VP SMALL-CAP VALUE
➣	TRANSAMERICA JPMORGAN CORE BOND VP	➣	FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND	➣	PROFUND VP TELECOMMUNICATIONS
➣	TRANSAMERICA JPMORGAN ENHANCED INDEX VP		PROFUNDS	➣	PROFUND VP ULTRANASDAQ—100
➣	TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP	➣	PROFUND VP ASIA 30	➣	PROFUND VP ULTRASMALL-CAP
➣	TRANSAMERICA MANAGED RISK – BALANCED ETF VP	➣	PROFUND VP BASIC MATERIALS	➣	PROFUND VP U.S. GOVERNMENT PLUS
➣	TRANSAMERICA MANAGED RISK – GROWTH ETF VP	➣	PROFUND VP BULL	➣	PROFUND VP UTILITIES
➣	TRANSAMERICA MFS INTERNATIONAL EQUITY VP	➣	PROFUND VP CONSUMER SERVICES		ACCESS TRUST
➣	TRANSAMERICA MORGAN STANLEY CAPITAL GROWTH VP	➣	PROFUND VP EMERGING MARKETS	➣	ACCESS VP HIGH YIELD FUND
➣	TRANSAMERICA MULTI-MANAGED BALANCED VP	➣	PROFUND VP EUROPE 30

Table of Contents                                Transamerica® Freedom Asset Advisor

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POLICY BENEFITS/RISKS SUMMARY             TRANSAMERICA® FREEDOM ASSET ADVISOR

This summary describes the Policy’s important benefits and risks. The sections in this prospectus following this summary discuss the Policy in more detail. Additional discussion is also included in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

•

The Transamerica® Freedom Asset Advisor is an individual flexible premium variable life insurance policy, which gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred accumulation of cash value.

•

The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. You should only purchase the Policy if you have the financial ability to keep it in force for a substantial period of time. You should consider this Policy in conjunction with other insurance that you own.

•

You will have a free look period once we deliver your Policy. You may return the Policy with the owner’s original signature and a written request during this period and receive a refund. We will place your net premium in the reallocation account until the reallocation date as shown on your Policy schedule page. Please see the section of this prospectus entitled “Canceling a Policy” for a description of the free look period.

•

You may apply for an increase in the specified amount at any time before the insured’s 86th birthday, and you may decrease the specified amount after your Policy has been in force for three years, but you may not increase and decrease the specified amount in the same Policy year. If approved, the change will take effect on the next Policy Monthiversary. Changes are not allowed after the insured reaches age 95. The amount of your decrease may be limited. For further details, please see “Death Benefits – Increasing/Decreasing the Specified Amount.”

•	You can invest your net premium in, and transfer your cash value to, subaccounts. Your cash value will fluctuate with the daily performance of the portfolios in which the subaccounts invest.

•

You may place your money in the fixed account where it earns an interest rate declared in advance for a specified period (at least 2% annual interest), or in any of the subaccounts of the WRL Series Life Account G which are described in this prospectus.

•

The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges that we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and cash withdrawals). Investment returns are not guaranteed. The Policy is not suitable as a short-term investment or savings vehicle.

•

Your Policy includes a Living Benefit Rider that provides an option to accelerate the Policy’s death benefit if the primary insured becomes terminally ill. Please see “Supplemental Benefit (Rider) – Living Benefit Rider (an Accelerated Death Benefit)” for information regarding this rider.

Flexibility

The Policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

•	Choose the timing, amount and frequency of premium payments.

•	Change the Death Benefit Option.

•	Increase or decrease the amount of life insurance coverage.

•	Change the beneficiary.

•	Transfer cash value among investment options available under the Policy.

•	Take a loan against the Policy (as long as the Policy is in force).

•	Take a cash withdrawal or surrender the Policy.

Death Benefit

If the insured dies while the Policy is in force, we will pay a death benefit to the named beneficiary(ies) subject to applicable law and in accordance with the terms of the Policy. The amount of the death benefit generally depends on the specified amount of insurance you select, the death benefit option you choose, and your Policy’s cash value. The death benefit proceeds are reduced by any outstanding loan amount, including accrued loan interest, and any charges that are due and unpaid if the insured dies during the grace period.

You may choose one of three Death Benefit Options:

•	Under Option A, the death benefit is the greatest of:

> The specified amount; or

> The minimum death benefit under the Guideline Premium Test; or

> The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

•	Under Option B, the death benefit is the greatest of:

> The specified amount plus the Policy’s cash value on the date of the insured’s death; or

> The minimum death benefit under the Guideline Premium Test; or

> The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

•	Under Option C, the death benefit is the greatest of:

> The amount payable under Option A; or

> The specified amount multiplied by an age-based “factor,” plus the

Policy’s cash value on the date of the insured’s death; or

> The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Cash Value

Cash value is the sum of the value of your investment in the subaccounts plus the value of the fixed account, including the loan reserve account, on any business day. It is not guaranteed – it depends on the performance of the investment options that you have chosen, the timing and the amount of premium payments you have made, Policy charges deducted, and how much you have withdrawn from the Policy.

You can access your cash value in several ways:

•

Withdrawals – You can withdraw part of your Policy’s surrender value after the first Policy year. Withdrawals are described in more detail in the section of this prospectus entitled “Surrenders and Cash Withdrawals – Cash Withdrawals.”

•

Loans – After the first Policy year, you can take a loan from the Policy using your Policy’s net surrender value as security. Loans and loan interest rates are described in more detail in the section of this prospectus entitled “Loans.”

•

Surrender—You can surrender or cash in your Policy for its net surrender value while the insured is alive. Surrenders are described in more detail in the section of this prospectus entitled “Surrenders and Cash Withdrawals – Surrenders.”

Investment Options

You can choose to allocate your net premiums and cash value among the subaccounts, each of which invests in a corresponding portfolio of the various underlying funds. Your Policy also offers a fixed account option, which provides a guaranteed minimum rate of interest.

You can transfer your cash value among the fixed account and the subaccounts during the life of your Policy. You can accumulate cash value among the fixed account and the subaccounts without paying any current income tax. We may limit the number of transfers out of the fixed account and, in some cases, may limit your transfer activity to deter disruptive trading and market timing. For more details, please refer to the section entitled “Transfers” in this prospectus.

Tax Information

We intend the Policy to qualify as a life insurance contract under the Internal Revenue Code so that the death benefit generally should not be taxable income to the beneficiary. If your Policy is not a Modified Endowment Contract (“MEC”) you will generally not be taxed on the gain in the Policy unless you take a cash withdrawal in excess of your basis in the Policy. As well, if your Policy is not a MEC, upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the Policy will be treated as a distribution and subject to federal income tax. If your Policy is a MEC, cash withdrawals, loans, assignments, and pledges are treated wen made first as taxable income to you to the extent of gain then in the policy and then as non-taxable recovery of basis. In addition, such gains may be subject to a 10% penalty tax if received before age 59 1⁄2. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more details.

Risks of Your Policy

Long-Term Financial Planning

This Policy is designed to help meet long-term financial objectives by paying a death benefit to family members and other named beneficiaries. The Policy is not suitable as a short-term savings vehicle. The Policy may not be the right kind of policy if you plan to withdraw money or surrender the Policy for short-term needs.

Please discuss your insurance needs and financial objectives with your registered representative.

Risk of an Increase in Current Fees and Expenses

Certain fees and expenses are currently assessed at less than their guaranteed maximum levels. In the future, these charges may be increased up to the guaranteed (maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

Investment Risks

If you invest your Policy’s cash value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that your cash value will decrease. Also, we deduct Policy fees and charges from your cash value, which can significantly reduce your cash value. During times of poor investment performance, this deduction will have an even greater impact on your cash value. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, we credit your fixed account value with interest at a rate declared by us. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 2%.

Risks of Managing General Account Assets

The general account assets of Transamerica Premier Life Insurance Company (“TPLIC”; “Transamerica Premier”; the “Company”) are used to support the payment of the death benefit under the Policies. To the extent that Transamerica Premier is required to pay amounts in addition to the Policy’s cash value under the death benefit, such amounts will come from general account assets. You should be aware that the general account assets are exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk and to Transamerica Premier’s general creditors. Transamerica Premier’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent in the general account investments.

Lapse

This Policy does not contain a no lapse guarantee. Your Policy stays “in force” as long as the net surrender value is sufficient to cover your monthly deduction of Policy charges. Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse – which means you will no longer have insurance coverage. A Policy lapse may have adverse tax consequences. There are costs associated with reinstating a lapsed Policy. For a detailed discussion of your Policy’s Lapse and Reinstatement provisions, please refer to the section in this prospectus entitled “Policy Lapse and Reinstatement.”

Withdrawals and Loans

Making a withdrawal or taking a loan may:

•	Reduce your Policy’s specified amount.

•	Reduce the death benefit proceeds paid to your beneficiary.

•	Make your Policy more susceptible to lapsing.

•	Trigger federal income taxes and possibly a penalty tax.

Cash withdrawals will reduce your cash value. Withdrawals, especially those taken during periods of poor investment performance by the subaccounts, could considerably reduce or eliminate some benefits or guarantees of the Policy. Be sure to plan carefully before using these Policy benefits. For a detailed description of withdrawals and loans, and any associated risks, please see the section of this prospectus entitled “Surrenders and Cash Withdrawals – Cash Withdrawals” and “Loans.”

Tax Consequences of Withdrawals, Surrenders or Loans

You may be subject to income tax if you take any withdrawals or surrender the Policy, or if your Policy lapses and you have not paid any outstanding indebtedness. If your Policy is a MEC, cash withdrawals, surrenders, assignments, pledges, and loans that you receive or make during the life of the Policy may be taxable and subject to a federal tax penalty equal to 10% of the taxable amount if taken prior to reaching age 59 1⁄2 or older. Note: If you have not repaid a loan prior to surrender, the loan will be treated as a distribution upon surrender and taxed accordingly. Other tax issues to consider when you own a life insurance policy are described in more detail in the section of this prospectus entitled “Federal Income Tax Considerations.”

Note: You should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus within the corresponding fund’s prospectus. Please refer to these prospectuses for more information.

There is no assurance that any portfolio will meet its investment objective.

FEE TABLES

The following tables describe the types of fees and expenses that you will pay when buying and owning the Policy. If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative insured with the characteristics set forth below. These charges may not be representative of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying the Policy, paying premiums or making cash withdrawals* from the Policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Premium Expense Charge	Upon payment of each premium	2% of premium payments (6% for Policies issued to residents of Puerto Rico)	0% of premium payments (4% for Policies issued to residents of Puerto Rico)

Living Benefit Rider (an Accelerated Death Benefit)[2]	When rider is exercised	Discount Factor	Discount Factor

*

When we incur the expenses of expedited delivery of your cash withdrawal or complete surrender payment, we currently assess the following additional charges: $30 for overnight delivery ($35 for Saturday delivery), and $50 for wire service. You can obtain further information about these administrative charges by contacting our administrative office.

[1]	The Company reserves the right at any time to change the current charge but never to a level that exceeds the guaranteed charge.
[2]

If the rider is exercised, we reduce the single sum benefit by a discount factor to compensate us for lost income resulting from the early payment of the death benefit. The discount factor is based on the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater. For further information about the Living Benefit Rider, including a numerical example showing the calculation of a discounted single sum benefit and the impact of acceleration of a portion of the death benefit available under a Policy on any remaining death benefit and cash value, please see the “Supplemental Benefit (Rider)” section of this prospectus

The table below describes the types of fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]

Cost of Insurance [3] (without Extra Ratings)[4]	Monthly, on the Policy date and on each Monthiversary until the insured reaches attained age 111
Maximum Charge[5]		$49.94 per $1,000 of net amount at risk per month[6]	$49.94 per $1,000 of net amount at risk per month[6]
Minimum Charge		$0.04 per $1,000 of net amount at risk per month[6,7]	$0.01 per $1,000 of net amount at risk per month[6,8]
Initial Charge for male insured, issue age 45, in the preferred elite non-tobacco use class		$0.20 per $1,000 of net amount at risk per month[6]	$0.04 per $1,000 of net amount at risk per month[6]

Mortality and Expense Risk Charge	Daily	For all Policy years, annual rate of 1.00% of average daily net assets of each subaccount in which you are invested	For all Policy years, Annual rate of 0.50%of average daily net assets of each subaccount in which you are invested

Loan Interest Spread[9]	On Policy anniversary or earlier, as applicable[10]	1.0% (effective annual rate)	0.75% (effective annual rate)

[3]

Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, sex, underwriting class, specified amount, Policy duration, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

[4]

We may place an insured in a sub-standard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

[5]

This maximum charge is based on an insured with the following characteristics: male, issue age 25, standard tobacco class and in the 86th Policy year. This maximum charge may also apply to insureds with other characteristics.

[6]	The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.
[7]

This minimum charge is based on an insured with the following characteristics: female, issue age 25, non-tobacco class, in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

[8]

This minimum charge is based on an insured with the following characteristics: female, issue age 26, preferred elite non-tobacco class and in the first Policy year. The minimum charge may also apply to insureds with other characteristics.

[9]

The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 111, all loans, new and existing, will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

[10]

While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

For information concerning compensation paid for the sale of the Policy, see “Sale of the Policies.”

Range of Expenses for the Portfolios1, 2

The next table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2016. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.33-%	4.39-%

Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after any contractual waiver of fees and expenses)[3]

	0.33-%	1.68-%

[1]

The portfolio expenses used to prepare this table were provided to Transamerica Premier by the funds. The expenses shown are those incurred for the year ended December 31, 2016. Current or future expenses may be greater or less than those shown.

[2]

The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios and the Franklin Founding Funds Allocation VIP Fund that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Transamerica Premier took into account the information received from those Funds on the combined actual expenses for each “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios and the Franklin Founding Funds Allocation VIP Fund. See the prospectuses for the Transamerica Series Trust and the Franklin Founding Funds Allocation VIP Fund for a presentation of all applicable Acquired Fund fees and expenses.

[3]

The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 24 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2018.

TRANSAMERICA PREMIER, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS

Transamerica Premier

Transamerica Premier Life Insurance Company, located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1294, is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy. Note: On October 1, 2014, Western Reserve Life Assurance Co. of Ohio (“WRL”) merged with Transamerica Premier Life Insurance Company. (Note: Effective July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company.)

Financial Condition of the Company

The benefits under your Policy are paid by Transamerica Premier from its general account assets and/or your cash value held in the Company’s separate account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your cash value that is allocated to the subaccounts of the separate account. Your cash value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. You also may be permitted to make allocations to the fixed account, which is supported by the assets in our general account. See “The Fixed Account.” Any guarantees under the Policy that exceed your cash value, such as those associated with the Policy’s death benefit are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of the subaccount value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the Policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our policyowners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and cash value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policyowners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. We encourage both existing and prospective policyowners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the financial statements of the separate account—are located in the Statement of Additional Information (SAI). The SAI is available at no charge by writing to our mailing address— Transamerica Premier Life Insurance Company, 4333 Edgewood Rd. NE, Cedar Rapids, IA 52499—or by calling us at (800) 851-9777, or by visiting our website www.premier.transamerica.com. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. Our financial strength ratings, which reflect the opinions of leading independent rating agencies of TPLIC’s ability to meet its obligations to its policy owners, are available on our website and the websites of these nationally recognized statistical ratings organizations—A.M. Best Company ( www.ambest.com), Moody’s Investors Service (www.moodys.com), S&P Global (www.standardandpoors.com), and Fitch Ratings (www.fitchratings.com).

The Separate Account

WRL Series Life Account G was a separate account of WRL, established under Ohio law. Effective on October 1, 2014, WRL Series Life Account was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC.

We own the assets in the separate account and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Changes to the Separate Account. As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, which may include:

•	Remove, combine, or add subaccounts and make the combined or new subaccounts available for allocation of net premiums.

•	Combine the separate account or any subaccounts with one or more different separate accounts or subaccounts.

•	Close certain subaccounts to allocations of new net premiums by current or new policyowners at any time in our discretion.

•	Transfer assets of the separate account or any subaccount which we determine to be associated with the class of policies to which the Policy belongs, to another separate account or subaccount.

•	Operate the separate account as a management company under the 1940 Act, or as any other form of investment company permitted by law.

•	Establish additional separate accounts or subaccounts to invest in new portfolios.

•	Manage the separate account at the direction of a committee.

•	Endorse the Policy, as permitted by law, to reflect changes to the separate account and subaccounts as may be required by applicable law.

•	Change the investment objective of a subaccount.

•

Substitute, add, or delete fund portfolios in which subaccounts currently invest net premiums, to include portfolios of newly designated funds (Fund portfolios will not be added, deleted or substituted without prior approval of the SEC to the extent required by the 1940 Act or other applicable laws.)

•	Fund additional classes of variable life insurance policies through the separate account.

•	Restrict or eliminate any voting privileges of owners or other persons who have voting privileges in connection with the operation of the separate account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

In addition, the portfolios that sell their shares to the subaccounts may discontinue offering their shares to the subaccounts.

The Fixed Account

The fixed account is part of Transamerica Premier’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by the separate accounts. Subject to applicable law, Transamerica Premier has sole discretion over the investment of the fixed account’s assets. Transamerica Premier bears the full investment risk for all amounts contributed to the fixed account. Please see the section above entitled “Risks of Managing General Account Assets.” Transamerica Premier guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 2.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We do not have a formula for determining fixed account interest rates in excess of the guaranteed rate or any duration for such rates.

Money you place in the fixed account will begin earning interest credited daily and compounded annually at the current interest rate in effect at the time it is allocated. Unless otherwise required by state law, we may restrict your allocations and transfers to the fixed account if the fixed account value, excluding the loan reserve, following the allocation or transfer would exceed $250,000. (This restriction does not apply to any transfers to the fixed account necessary in the exercise of conversion rights.) We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a current interest rate higher than the guaranteed rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the “guarantee period”) unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 2.0% during any guarantee period at our sole discretion. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimal annual effective rate of 2%.

We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts or monthly deduction charges on a first in, first out basis (“FIFO”) for the purpose of crediting interest.

The fixed account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

The Portfolios

The separate account invests in shares of the portfolios of a fund. Each portfolio is an investment division of a fund, which is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or loss of one portfolio has no effect on the investment performance of any other portfolio. Pending any required approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

Each portfolio’s investment objective(s) and policies are summarized below. There is no assurance that a portfolio will achieve its stated objective(s). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager.

As described in more detail in the underlying portfolio prospectuses, certain underlying portfolios employ a managed volatility strategy that is intended to reduce the underlying portfolio’s overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Policies. During rising markets, the hedging strategies employed to manage volatility could result in your Policy value rising less than would have been the case if you had been invested in an underlying portfolio with substantially similar investment objectives, securities, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in underlying portfolios with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Policy value may decline less than would have been the case if you had not invested in underlying portfolios with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the underlying portfolio’s optimal risk targets, and the underlying portfolio may not perform as expected. Portfolios that employ a managed volatility strategy are identified by an “*” preceding the name of the portfolio in the first column of the chart below.

Certain portfolios invest substantially all of their assets in portfolios of other funds. (See the chart below listing portfolios available under the Policy.) As a result, you will pay fees and expenses at both portfolio levels. This will reduce your investment return. These arrangements are referred to as fund of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than portfolios that invest directly in debt or equity securities.

Certain portfolios may employ hedging strategies to provide for downside protection during sharp downward movements in equity markets. (See chart below listing portfolios available under the Policy.) The cost of these hedging strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios. You should consult with your registered representative to determine which combination of investment choices is appropriate for you.

The ProFunds and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust portfolio may negatively affect a portfolio’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds or Access Trust portfolios will bear additional investment risks. See the ProFunds or Access Trust prospectus for a description of the investment objectives and risks with investing in the ProFunds or Access Trust portfolios.

You can find more detailed information about the portfolios, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses, by contacting us at our administrative office at 1-800-851-9777 or visiting our website at www.premier.transamerica.com. You should read the fund prospectuses carefully. Note: If you received a summary prospectus for a portfolio listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

10

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective
TRANSAMERICA SERIES TRUST:

Transamerica AB Dynamic Allocation VP	Transamerica Asset Management, Inc. AllianceBernstein, L.P.	Seeks capital appreciation and current income.

Transamerica Aegon Government Money Market VP1	Transamerica Asset Management, Inc. Aegon USA Investment Management, LLC	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Transamerica Aegon High Yield Bond VP2	Transamerica Asset Management, Inc. Aegon USA Investment Management, LLC	Seeks a high level of current income by investing in high-yield debt securities.

Transamerica Aegon U.S. Government Securities VP	Transamerica Asset Management, Inc. Aegon USA Investment Management, LLC	Seeks to provide as high a level of total return as is consistent with prudent investment strategies.

*Transamerica Asset Allocation – Conservative VP3	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks current income and preservation of capital.

*Transamerica Asset Allocation – Growth VP3	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.

*Transamerica Asset Allocation – Moderate Growth VP3	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks capital appreciation with current income as a secondary objective.

*Transamerica Asset Allocation – Moderate VP3	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks capital appreciation and current income.

Transamerica Barrow Hanley Dividend Focused VP	Transamerica Asset Management, Inc. Barrow, Hanley, Mewhinney & Strauss, LLC	Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.

Transamerica BlackRock Global Allocation VP	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks high total investment return. Total investment return is the combination of capital appreciation and investment income.

*Transamerica BlackRock Tactical Allocation VP4	Transamerica Asset Management, Inc. BlackRock Financial Management, Inc.	Seeks capital appreciation with current income as a secondary objective.

[1]

During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the government money market portfolios’ subaccounts may become extremely low and possibly negative.

[2]

Under normal market conditions, this portfolio invests at least 80% of its net assets in credit default swaps and other financial instruments that in combination have economic characteristics similar to the high yield debt (“junk bonds”) market and/or in high yield debt securities.

[3]

Each of these asset allocation portfolios is a fund of funds and invests in a combination of underlying portfolios of Transamerica Series Trust and Transamerica Funds. Please see each portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

[4]

This portfolio utilizes both a tactical asset allocation strategy and a strategic asset allocation strategy to seek to achieve its objective by investing in underlying funds that consist of ETFs and money market mutual funds. Please see the portfolio’s prospectus for a complete description of the portfolio’s investment strategies and the risks of investing in the portfolio.

11

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective

Transamerica Clarion Global Real Estate Securities VP	Transamerica Asset Management, Inc. CBRE Clarion Securities LLC	Seeks long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.

*Transamerica International Moderate Growth VP3	Transamerica Asset Management, Inc. JPMorgan Investment Management Inc.	Seeks capital appreciation with current income as a secondary objective.

Transamerica JPMorgan Core Bond VP	Transamerica Asset Management, Inc. JPMorgan Investment Management Inc.	Seeks total return, consisting of income and capital appreciation.

Transamerica JPMorgan Enhanced Index VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks to earn a total return modestly in excess of the total return performance of the S&P 500® (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500®.

Transamerica JPMorgan Tactical Allocation VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks current income and preservation of capital.

Transamerica Janus Balanced VP	Transamerica Asset Management, Inc. Janus Capital Management LLC	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Transamerica Janus Mid-Cap Growth VP	Transamerica Asset Management, Inc. Janus Capital Management LLC	Seeks long-term capital appreciation.

Transamerica Jennison Growth VP	Transamerica Asset Management, Inc. Jennison Associates, LLC.	Seeks long-term growth of capital.

Transamerica Managed Risk – Balanced ETF VP	Transamerica Asset Management, Inc. Milliman Financial Risk Management LLC	Seeks to balance capital appreciation and income.

Transamerica Managed Risk – Growth ETF VP	Transamerica Asset Management, Inc. Milliman Financial Risk Management LLC	Seeks capital appreciation as a primary objective and income as a secondary objective.

Transamerica MFS International Equity VP	Transamerica Asset Management, Inc. MFS® Investment Management	Seeks capital growth.

[3]

Each of these asset allocation portfolios is a fund of funds and invests in a combination of underlying portfolios of Transamerica Series Trust and Transamerica Funds. Please see each portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

12

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective

Transamerica Morgan Stanley Capital Growth VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management Inc.	Seeks to maximize long-term growth.

Transamerica Multi-Managed Balanced VP	Transamerica Asset Management, Inc. Aegon USA Investment Management, LLC; J. P. Morgan Investment Management Inc.	Seeks to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.

*Transamerica PIMCO Tactical-Balanced VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks a combination of capital appreciation and income.

*Transamerica PIMCO Tactical-Conservative VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks a combination of capital appreciation and income.

*Transamerica PIMCO Tactical-Growth VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks a combination of capital appreciation and income.

Transamerica PIMCO Total Return VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks maximum total return consistent with preservation of capital and prudent investment management.

*Transamerica QS Investors Active Asset Allocation – Conservative VP++	Transamerica Asset Management, Inc. QS Investors, LLC	Seeks current income and preservation of capital.

*Transamerica QS Investors Active Asset Allocation – Moderate Growth VP++	Transamerica Asset Management, Inc. QS Investors, LLC	Seeks capital appreciation with current income as a secondary objective.

*Transamerica QS Investors Active Asset Allocation – Moderate VP++	Transamerica Asset Management, Inc. QS Investors, LLC	Seeks capital appreciation and current income.

Transamerica Small/Mid Cap Value VP5	Transamerica Asset Management, Inc. Systematic Financial Management L.P.; Thompson, Siegel & Walmsley, LLC	Seeks to maximize total return.

Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc. T. Rowe Price Associates, Inc.	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Transamerica Torray Concentrated Growth VP	Transamerica Asset Management, Inc. Torray LLC	Seeks to achieve long-term growth of capital.

++

This portfolio invests in a combination of underlying Exchange Traded Funds (“ETFs”). Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

[5]	Formerly, Transamerica Systematic Small/Mid Cap values VP.

13

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective

Transamerica WMC US Growth VP	Transamerica Asset Management, Inc. Wellington Management Company, LLP	Seeks to maximize long-term growth.

FIDELITY FUNDS

Fidelity VIP Index 500 Portfolio	Fidelity Management & Research Company FMR Co., Inc.; Geode Capital Management, LLC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.:

AB Balanced Wealth Strategy Portfolio	AllianceBernstein L.P.	Seeks to maximize total return consistent with the Adviser’s determination of reasonable risk.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

Franklin Founding Funds Allocation VIP Fund[6]	See Footnote 7	Seeks capital appreciation with income as a secondary goal.

PROFUNDS:

ProFund VP Asia 30[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Asia 30 Index.

ProFund VP Basic Materials[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Basic MaterialsSM Index.

ProFund VP Bull[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500® Index..

ProFund VP Consumer Services[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Consumer ServicesSM Index.

ProFund VP Emerging Markets[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the BNY Mellon Emerging Markets 50 ADR® Index.

ProFund VP Europe 30[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.

ProFund VP Falling U.S. Dollar[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the basket of currencies included in the U.S. Dollar Index®.

[6]

This portfolio is a fund of funds and invests in equal portion in of Class 1 shares of the Franklin Income VIP Fund, Mutual Shares VIP Fund and Templeton Growth VIP Fund. Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

[7]	Franklin Templeton Services, LLC is the portfolio’s administrator; the portfolio does not have an investment manager nor does it pay any investment management fees.
[8]

The ProFunds VP and Access Trust portfolios permit frequent transfers, which in turn may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. Please see the ProFunds VP or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust VP portfolios.

14

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective

ProFund VP Financials[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. FinancialsSM Index.

ProFund VP Government Money Market[8,9]	ProFund Advisors LLC	Seeks a high level of current income consistent with liquidity and preservation of capital.

ProFund VP International[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the MSCI EAFE Index. The fund determines its success in meeting this investment objective by comparing its daily return on a given day with the daily performance of MCSI EAFE futures contracts traded in the United States.

ProFund VP Japan[8]	ProFund Advisors LLC

Seeks investment results, before fees and expenses, that correspond to the performance of the Nikkei 225 Stock Average. The Fund seeks to provide a return consistent with an investment in the component equities in the Index hedged to U.S. dollars. The Fund seeks to provide a return based solely on the local price return of the equity securities in the

Index, without any effect from currency movements in the yen versus the U.S. dollar. The Fund determines its success in meeting this investment objective by comparing its daily return on a given day with the daily performance of the dollar-denominated Nikkei 225 futures contracts traded in the United States.

ProFund VP Mid-Cap[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400® Index.

ProFund VP NASDAQ-100[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the NASDAQ-100® Index.

[8]

The ProFunds VP and Access Trust portfolios permit frequent transfers, which in turn may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. Please see the ProFunds VP or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust VP portfolios.

[9]

During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the government money market portfolios’ subaccounts may become extremely low and possibly negative.

15

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective

ProFund VP Oil & Gas[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Oil & GasSM Index.

ProFund VP Pharmaceuticals[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Pharmaceuticals SM Index.

ProFund VP Precious Metals[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones Precious Metals SM Index.

ProFund VP Short Emerging Markets[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the BNY Mellon Emerging Markets 50 ADR Index. The fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

ProFund VP Short International[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the MSCI EAFE Index (the “Index”). The fund does not seek to achieve its stated investment objective over a period of time greater than a single day. The fund determines its success in meeting this investment objective by comparing its daily return on a given day with the inverse (-1x) of the daily performance of MSCI EAFE futures contracts traded in the United States.

ProFund VP Short NASDAQ-100[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the NASDAQ-100® Index. The fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

[8]

The ProFunds VP and Access Trust portfolios permit frequent transfers, which in turn may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. Please see the ProFunds VP or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust VP portfolios.

16

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective

ProFund VP Short Small-Cap[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the Russell 2000® Index. The fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

ProFund VP Small-Cap[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Russell 2000® Index.

ProFund VP Small-Cap Value[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P SmallCap 600® Value Index.

ProFund VP Telecommunications[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. TelecommunicationsSM Index.

ProFund VP UltraNASDAQ-100[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the NASDAQ-100® Index. The fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

ProFund VP UltraSmall-Cap[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Russell 2000® Index. The fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

ProFund VP U.S. Government Plus[8]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (1.25x) the daily price movement of the most recently issued 30-year U.S. Treasury Bond. The fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

[8]

The ProFunds VP and Access Trust portfolios permit frequent transfers, which in turn may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. Please see the ProFunds VP or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust VP portfolios.

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Portfolio	Investment Adviser/Sub-Adviser	Investment Objective
ProFund VP Utilities[8]	ProFund Advisors LLC	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. UtilitiesSM Index.

ACCESS TRUST:
Access VP High Yield Fund8.10	ProFund Advisors LLC	Seeks to provide investment results that generally correspond to the total return of the high yield market consistent with maintaining reasonable liquidity.

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The ProFunds VP and Access Trust portfolios permit frequent transfers, which in turn may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. Please see the ProFunds VP or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust VP portfolios.

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Under normal market conditions, this portfolio invests at least 80% of its net assets in credit default swaps and other financial instruments that in combination have economic characteristics similar to the high yield debt (“junk bonds”) market and/or in high yield debt securities.

Transamerica Asset Management, Inc. (“TAM”), located at 1801 California Street, Suite 5200, Denver, Colorado 80202-2642, serves as investment adviser to the Transamerica Series Trust and manages the Series Trust in accordance with policies and guidelines established by the Series Trust’s Board of Trustees. TAM is directly owned by Transamerica Premier (77%) and AUSA Holding Company (23%). For certain portfolios, TAM has engaged investment sub-advisers to provide portfolio management services. TAM and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Series Trust prospectuses for more information regarding TAM and the investment sub-advisers.

Fidelity Management & Research Company (“FMR”), located at 82 Devonshire Street, Boston, Massachusetts 02109-3605, serves as investment adviser to the Fidelity VIP Funds and manages the Fidelity VIP Funds in accordance with policies and guidelines established by the Fidelity VIP Funds’ Board of Trustees. For certain portfolios, FMR has engaged investment sub-advisers to provide portfolio management services with regard to foreign investments. FMR and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Fidelity VIP Funds prospectus for more information regarding FMR and the investment sub-adviser.

ProFund Advisors LLC (“ProFund Advisors”), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814-6527, serves as the investment adviser and provides management services to all of the ProFunds and Access Trust portfolios. ProFund Advisors oversees the investment and reinvestment of the assets in each ProFunds and Access Trust portfolio in accordance with policies and guidelines established by the ProFunds’ or Access Trust’s Boards. ProFund Advisors is a registered investment adviser under the Investment Advisers Act of 1940, as amended. See the respective ProFunds and/or Access Trust prospectuses for more information regarding ProFund Advisors.

AllianceBernstein L.P., (“AllianceBernstein”) located at 1345 Avenue of the Americas, New York, New York 10105-0302 serves as investment adviser to the Alliance Bernstein Variable Products Series Fund, Inc. and manages the AB Balanced Wealth Strategy Portfolio in accordance with the policies and guidelines established by the AllianceBernstein Board of Directors. Please see the prospectus for the portfolio for more information regarding AllianceBernstein L.P.

Franklin Advisers, L.P. (“Franklin”), located at One Franklin Parkway, San Mateo, California 94403-1906 serves as investment adviser to the Franklin Templeton Variable Insurance Products Trust and manages the Franklin Founding Funds Allocation VIP Fund. Franklin Templeton Services, LLC (“FT Services”) serves as administrator for the Franklin Founding Funds Allocation VIP Fund and provides certain administrative services and facilities for the adviser, and oversees rebalancing of the portfolio’s assets. FT Services is paid a fee for its services from the portfolio. Franklin oversees the investment and reinvestment of the portfolio’s assets in accordance with policies and guidelines established by the Trust’s Board of Trustees. Please see the portfolio’s prospectus for more information regarding Franklin and FT Services.

Selection of Underlying Portfolios

The underlying portfolios offered through this product are selected by Transamerica Premier. Transamerica Premier may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying portfolio without hedging strategy, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance,

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and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, please refer to the section of this prospectus entitled “Revenues We Receive.”) We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policyowners. We have included the Transamerica Series Trust portfolios at least in part because they are managed by TAM, our directly owned subsidiary.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios, including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your cash value resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

Addition, Deletion, or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

Services and benefits we provide under the Policy:	• The death benefit, cash and loan benefits. • Investment options, including premium allocations. • Administration of elective options.

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• The distribution of reports to owners.

Costs and expenses we incur:

•  Costs associated with processing and underwriting applications.

•  Expenses of issuing and administering the Policy (including any Policy riders).

•  Overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies.

•  Other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:

•  That the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate.

•  That the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Premium Expense Charge

Before we allocate the net premium payments you make, we will deduct the following premium expense charge.

The premium expense charge is equal to:	• Currently 0% of each premium payments (4% for Policies issued to residents of Puerto Rico).

• We reserve the right to increase the premium expense charge to 2.00% in the future (6.0% for Policies issued to residents of Puerto Rico).

Note: Some or all of the premium expense charges we deduct are used to pay the aggregate Policy costs and expenses we incur, including distribution costs and/or state premium taxes. Although state premium tax rates imposed on us vary from state to state, the premium expense charge we deduct will not vary with the state of residence of the policyowner, except for Puerto Rico, as noted above.

Monthly Deductions

We take monthly deductions from the cash value on the Policy date and on each Monthiversary before the insured’s attained age 111. We deduct these charges on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because the monthly cost of insurance can vary monthly, the monthly deductions will also vary.

Each monthly deduction consists of:	• The monthly cost of insurance charge for the Policy; plus • Any surcharge associated with flat or table substandard ratings.

Cost of Insurance Charge: We deduct this charge each month. It varies each month and is determined as follows:

1.   Reduce the death benefit on the Monthiversary by the cash value on the Monthiversary after it has been allocated among the layers of specified amount in force in the following order: first, initial specified amount, then, each increase in specified amount starting with the oldest increase, then the next oldest, successively, until all cash value has been allocated (the resulting amounts are the net amount at risk for each layer of specified amount).

2.   Multiply each layer of net amount at risk provided under 1. (above) by the appropriate monthly cost of insurance rate for that layer; and add the results together.

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Optional Insurance Riders:

•  The monthly deductions will include charges for any optional insurance benefits you add to your Policy by rider. There are currently no optional insurance riders available under the Policy.

To determine the appropriate monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates and consider a number of factors including, but not limited to: the insured’s issue age on the Policy date, issue age at the time of any requested increase in specified amount, sex, underwriting class, and the length of time from the Policy date or from the date of any requested increase in specified amount. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. The factors that affect the net amount at risk for each layer of specified amount include the investment performance of the portfolios in which you invest, payment of premiums, the fees and charges deducted under the Policy, the death benefit option you choose, as well as any Policy transactions (such as loans, partial withdrawals, transfers, and changes in specified amount). Monthly cost of insurance rates may change from time to time and different monthly cost of insurance rates may apply to increases in the specified amount following the Policy date and any additional death benefit. The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. These guaranteed rates are based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“2001 C.S.O. Tables”) and the insured’s attained age, sex, and rate class.

If you increase the specified amount, different monthly cost of insurance rates may apply to that layer of specified amount, based on factors such as the insured’s issue age and underwriting class at the time of the increase, sex, and the length of time since the increase.

Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force, and will first reduce the specified amount provided by the most recent increase in specified amount in force, then reduce the next most recent increases, successively, and then reduce the initial specified amount.

The underwriting class of the insured will affect the cost of insurance rates. In determining underwriting classifications, we apply certain criteria that are based on an assessment of the insured’s life expectancy. We currently place insureds into preferred and standard classes. We also place insureds into substandard classes with extra ratings, which reflect higher mortality risks and will result in higher costs of insurance rates. Examples of reasons an insured may be placed into an extra risk factor underwriting class include, but are not limited to, medical history, avocation, occupation, driving record, or planned future travel (where permitted by state law).

We may issue certain policies on a simplified issue, guaranteed issue or expedited basis. Cost of insurance rates charged for any policies issued on a simplified, guaranteed or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that we offer using different underwriting criteria.

Recovery of Monthly Deductions

If the net surrender value on any Monthiversary is not sufficient to cover the monthly deductions due on such day, the cash value of the Policy may be negative. This may occur during the grace period. (See “Policy Lapse and Reinstatement” for more information regarding the grace period.) We will accrue any such negative values without any accumulation of interest and require repayment by the owner out of future premiums. If the insured dies before the owner pays the amount due, we will subtract from any death benefit proceeds the amount required to provide insurance to the date the insured died.

Mortality and Expense Risk Charge

We deduct a daily charge from each subaccount that, together with other fees and charges, compensates us for services rendered, the expenses expected to be incurred and the risks assumed. This charge is equal to:

•	The value of each subaccount; multiplied by

•	The daily pro rata portion of the annual mortality and expense risk charge rate.

The current annual rate for the mortality and expense risk charge is equal to 0.50% of the average daily net assets of each subaccount. We guarantee this charge to be no more than 1.00% annually for all Policy years.

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If this charge, combined with other Policy fees and charges, does not cover our total actual costs for services rendered and expenses incurred, we absorb the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges.

Loan Interest Rate Charge

We currently charge you an effective annual interest rate on a Policy loan of 2.75% (3.0% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve account with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy year, we will apply preferred loan rates charged on an amount equal to the cash value; minus total premiums paid (less any cash withdrawals); and minus any outstanding loan amount including accrued interest. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. After the insured’s attained age of 111, all loans, new and existing, are considered preferred loans.

Taxes

We currently do not make any deductions for taxes from the separate account. We may do so in the future to the extent that such taxes are imposed by federal or state agencies.

Rider Charge

Living Benefit Rider (an Accelerated Death Benefit). We do not assess an administrative charge for this rider, however, if the rider is exercised, we reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount factor is based on the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater. For a complete description of the Living Benefit Rider, please refer to the section of this prospectus entitled the “Supplemental Benefit (Rider).”

Portfolio Expenses

The value of each subaccount will reflect the fees and expenses paid and received by the corresponding portfolio – including, but not limited to – management fees and expenses, operating expenses and any 12b-1 fees. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. Under certain circumstances, the board of directors of a government money market portfolio would have the discretion to impose a liquidity fee on redemptions from the money market portfolio and to implement a redemption gate that would temporarily suspend redemptions from the fund. Accordingly, we reserve the right to implement, administer and charge you for any such fee or restriction that may be imposed by the government money market portfolios.

Please see the fund prospectuses for more detailed information about the portfolios.

Revenues We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, sub-advisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and our affiliates) provide and expenses we incur in selling our variable insurance products.

These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below. While only certain of the types of payments described below may be made in connection with your particular Policy, all such payments may nonetheless influence or impact actions we (and/or our affiliates) take, and recommendations we (and our affiliates) make, regarding each of the variable insurance products that we (and our affiliates) offer, including your Policy.

. We (and/or our affiliates) may receive some or all of the following types of payments:

•

Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”), which is the principal underwriter for the Policies, receive 12b-1 fees from certain funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.35% of the average daily assets of the certain underlying fund portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

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•

Administrative, Marketing and Support Service Fees (“Support Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser realizes on the advisory fee deducted from portfolio assets. Policyowners, through their indirect investment in the portfolios, bear the costs of these advisory fees. (See the prospectuses for the funds for more information.) The amount of the payments (we or our affiliates receive) is generally based on a percentage of the assets of the particular fund portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts of payments may be significant. Advisers or sub-advisers (or other affiliates) payments to us vary.

The chart below provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Transamerica Premier and TCI
Fund	Maximum Fee % of Assets *
Transamerica Series Trust **	—
Fidelity Variable Insurance Products Fund	0.39%***
ProFunds	0.50%
Access One Trust	0.50%
Franklin Templeton	0.35%
AllianceBernstein	0.25%

*

Payments are based on a percentage of the average assets of each fund portfolio owned by the subaccounts that are available under this Policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

**

Because the Transamerica Series Trust is managed by an affiliate, there are additional benefits to us and our affiliates for amounts you allocate to the Transamerica Series Trust portfolios, in terms of our and our affiliates’ overall profitability. During 2016 we received $11,065,966.82 in benefits from TAM.

***	We receive this percentage once $100 million in fund shares are held by the subaccounts of Transamerica Premier and its affiliates.

Other payments. We and our affiliates, including TCI and Transamerica Financial Advisors, Inc. (“TFA”) also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued or managed by us and our affiliates. These payments may be derived in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from portfolio assets. Policyowners, through their indirect investment in the portfolios, bear the costs of those advisory fees (see the prospectuses for the funds for more information.

Certain advisers and sub-advisers of the underlying Funds (or their affiliates) (1) may directly or indirectly pay TCI conference sponsorship(s) or marketing allowance payments that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences as well as internal and external meetings and events that are attended by TCI’s wholesalers and/or other TCI employees; (2) may pay to TFA, directly or indirectly, varying amounts to obtain access to TFA’s wholesaling and selling representatives; (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the Funds and to assist with their promotional efforts; and (4) may reimburse our affiliated selling firms for exhibit booths and other items at national conferences of selling representatives. The amounts may be significant and these arrangements provide the adviser or sub-adviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Policy.

For the calendar year ended December 31, 2016, TCI and its affiliates received revenue sharing payments that totaled approximately $2,700,000.00. The firms that paid revenue to participate in TCI sponsored events included but were not limited to the following: Aegon USA Investment Management; Allianzgi Distributors; American Century Investment Management, Inc.; American Funds; Barrow, Hanley, Mewhinney & Strauss; Belle Haven Investments; BlackRock Investment Management, LLC; Columbia Threadneedle Investments; Fidelity Management & Research Company; Franklin Templeton Services, LLC; Goldman Sachs; Hartford; Invesco; Janus Capital Management LLC; Jennison Associates LLC; John Hancock; JP Morgan Investment Management Inc.; Kayne Anderson Capital Advisors, LP; Lord Abbett & Co.; Manning & Napier Advisors; MFS Investment Management; Milliman Financial Risk Management LLC; Morgan Stanley Investment Management Inc.; Morningstar Advisers; Natixis Global Asset Management; Neuberger Berman; New York Life/Mainstay Investments; Oppenheimer Funds, Inc.; Pacific Investment Management Company; PineBridge Investments LLC; Pioneer Investment Management, Inc.; Prudential Investments; QS Legg Mason Global Asset Allocation, LLC; Ridgeworth Investments; Rockefeller & Co.; Schroder Investment Management; Systematic Financial Management; TIAA; Thompson, Siegel & Walmsley; The Vanguard Group, Inc.; and Wellington Management Company.Management; The Vanguard Group, Inc.; Torray LLC; Waddell & Reed Companies; and Wellington Management Company.

Please note some of the aforementioned advisers and/or sub-advisers may not be associated with underlying fund portfolios currently available in this product.

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Proceeds from certain of these payments by the Funds, the advisers, the sub-advisers and/or their affiliates may be profit to us, and may be used for any corporate purpose, including payment of expenses (i) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies; and (ii) that we incur, in our role as intermediary, in promoting and marketing the fund portfolios.

For further information about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

THE POLICY

Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general Policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific Policy features will be described in your Policy.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate.

The principal rights an owner may exercise are:

•	To designate or change beneficiaries before the death of the insured.

•	To receive amounts payable before the death of the insured.

•	To assign the Policy. (If you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment.)

•	To change the owner of the Policy.

•	To change the specified amount or death benefit option type of the Policy.

No designation or change in designation of an owner will take effect unless we receive a transfer of ownership form. The request will take effect as of the date we receive it, in good order, at our mailing address, or by fax at our administrative office (1-727-299-1620), subject to payment or other action taken by us before it was received.

Modifying the Policy

Any modifications or waiver of any rights or requirements under the Policy must be in writing, in good order, and signed by our president or secretary. Note: No registered representative may bind us by making any promise not contained in the Policy.

Upon notice to you, we may amend the Policy:

•	To make the Policy or the separate account comply with any law or regulation issued by a governmental agency to which we are subject; or

•	To assure qualification of the Policy as a life insurance policy under the Internal Revenue Code or to meet applicable requirements of federal or state laws relating to variable life policies; or

•	To reflect a change in the operation of the separate account; or

•	To provide additional subaccounts and/or fixed account options.

Purchasing a Policy

To purchase a Policy, you must submit a completed application, in good order, and an initial premium to us through any licensed life insurance agent who is also an investment advisor representative of a broker-dealer having a selling agreement with TCI (the principal underwriter for the Policy) and us. We may reject the application at any time before issuing a Policy.

Initial Premium. We may require you to pay an initial premium of at least $30,000. Thereafter (subject to the limitations described below), you may make premium payments at any time and in an amount of at least $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse.

Specified Amount. You select the specified amount of insurance coverage for your Policy within the following limits. Our current minimum specified amount for an insured up to issue age 55 is $1,000,000; for an insured issue ages 56 – 85 the minimum specified amount is $500,000.

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Issue. We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is under the age of 25 or over the age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	The date of your application; or

•	The date the insured completes all of the medical tests and examinations that we require.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy has a policy loan, you may also have to pay federal income tax. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

When Insurance Coverage Takes Effect

Except as provided in the Conditional Receipt, if issued, or in connection with certain Section 1035 Exchanges, insurance coverage under the Policy will not take effect until after all of the following conditions have been met: (1) the first full premium must be received by the Company at our mailing address; (2) during the lifetime of every proposed insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed insured.

Conditional Insurance Coverage. If you pay the full initial premium and have met all of the requirements listed in the conditional receipt attached to the application, and we deliver the conditional receipt (“Conditional Receipt”) to you, the insured may have conditional insurance coverage under the terms of the Conditional Receipt. The conditional insurance coverage may vary by state and/or underwriting standards. Because we do not accept initial premiums in advance for Policies with a specified amount in excess of $1,000,000, we do not offer conditional insurance coverage for those Policies. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

The aggregate amount of conditional insurance coverage, if any, is the lesser of:	• The amounts applied for under all conditional receipts issued by us; or
• $500,000 of life insurance.
Subject to the conditions and limitations of the Conditional Receipt, conditional insurance under the terms of the Policy applied for may become effective as of the later of:	• The date of application; or

•  The date of the last medical examination, test, and other screenings required by us, if any (the “Effective Date”). Such conditional insurance will take effect as of the Effective Date, as long as all of the following requirements are met:

1.   The person proposed to be insured is found to have been insurable as of the Effective Date, exactly as applied for in accordance with our underwriting rules and standards, without any modifications as to plan, amount, or premium rate.

2. As of the Effective Date, all statements and answers given in the application must be true.

3.   The payment made with the application must not be less than the full initial premium for the mode of payment chosen in the application and must be received at our mailing address within the lifetime of the proposed insured.

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4. All medical examinations, tests, and other screenings required of the proposed insured by us are completed and the results received at our mailing address within 60 days of the date the application was signed.
5. All parts of the application, any supplemental application, questionnaires, addendum and/or amendment to the application are signed and received in good order, at our mailing address.

Any conditional life insurance coverage terminates on the earliest of:	• 60 days from the date the application was signed.
• The date we either mail notice to the applicant of the rejection of the application and/ or mail a refund of any amounts paid with the application.
• When the insurance applied for goes into effect under the terms as specified in the Policy that you applied for. or
• The date we offer to provide insurance on terms that differ from the insurance for which you have applied.

Special limitations of the Conditional Receipt:	• The Conditional Receipt is not valid unless:
1. All blanks in the Conditional Receipt are completed; and
2. The receipt is signed by an authorized Company representative.

Other limitations:	• There is no Conditional Receipt coverage for riders or any additional benefits, if any, for which you may have applied.
• If one or more of the receipt’s conditions have not been met exactly, or if a proposed insured dies by suicide, we will not be liable except to return any payment made with the application.
• If we do not approve and accept the application within 60 days of the date you signed the application, the application will be deemed to be rejected by us and there will be no conditional insurance coverage. In that case, Transamerica Premier’s liability will be limited to returning any payment(s) you have made upon return of this receipt to us.

For 1035 Exchanges. Coverage may begin earlier in Section 1035 exchange situations as provided in the “Absolute Assignment to Effect Internal Revenue Code Section 1035 Exchange and Rollover” form. As provided in that form, the insurance coverage shall take effect as of the date the replaced policy is surrendered, and before delivery of the Policy, if the following conditions have been met:

The Policy has been approved for issue – even if approved other than as applied for—and accepted in writing by the proposed owner and either:

1.	The replaced policy has been surrendered and the surrender proceeds thereafter received by the Company are themselves sufficient to place the Policy in force; or

2.

If, in addition to the surrender of the replaced policy from the existing issuer, premium is paid during the proposed insured’s lifetime (either with the application for the Policy or thereafter if permitted by the Company in writing) and if such premium together with any surrender proceeds thereafter received, are sufficient to place the Policy in force.

Charges will be applied beginning on the date that the coverage takes effect.

Full Insurance Coverage and Allocation of Initial Premium. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, the Policy will be issued and full insurance coverage will commence and we will begin to take the monthly deductions from your net premium. This date is the Policy date (the record date if Policy is backdated). Any premium payments we receive before the Policy date (or record date, if applicable) will be held in a non-interest bearing suspense account. On the Policy date (or on the record date if your Policy is backdated), the entire amount in the non-interest bearing suspense account will be allocated as follows: (i) to the subaccounts and/or the fixed account as you specified in your application, if your state does not require a full refund of initial premium; or (ii) to the reallocation account, if your state requires us to return your initial

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premium in the event you exercise your free look right. While held in the reallocation account, premium(s) will be credited with interest at the current fixed rate until the reallocation date when they will be allocated to the subaccounts and/or the fixed account as you specified in your application. Please Note: If a Policy is backdated, your premiums are credited on the record date and not the backdated Policy date.

On any day we credit net premiums or transfer cash value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange (“NYSE”) is open for trading, but no later than 4:00 p.m. Eastern Time. ( If a premium or transaction request is received after 4 p.m. Eastern Time, we will process the requested transaction the next available day that the NYSE is open. ) This is true whether the requested transaction comes in via fax, wire or other electronic means, or by telephone.

Transaction Type:	Priced when received at our:
Payment by Check	Mailing Address, unless a different address appears on your billing coupon
Transfer Request	Administrative Office
Payment by Wire Transfer	Administrative Office
Electronic Transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments)	Administrative Office

Backdating a Policy

If you request, we may backdate a Policy by assigning a Policy date earlier than the date full insurance coverage begins. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, we will amend your application. Your premiums, however, will be credited on the date the Policy is issued, not the backdated Policy date. Please Note: State specific rules may apply to a request to backdate a policy.

Cost of insurance charges are based in part on the age of the insured on the Policy date or on the date of a requested increase in specified amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, that is, the cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deductions may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not in force.

Policy Changes After Attained Age 111

If the Policy is still in force on the Policy anniversary on or following the insured’s 111th birthday, the Policy will continue, with the following changes, unless state law otherwise requires:

•	We will not accept any further premium payments.

•	We will no longer deduct the monthly deductions.

•	We will continue to deduct the mortality and expense risk charge, if any.

•	Interest will continue to accrue on any Policy loans, as before, and all loans, new and existing, are considered preferred loans.

•	We will continue to accept Policy loan repayments and loan interest payments.

•	We will continue to permit Policy loans and withdrawals to be made.

PREMIUMS

Allocating Premiums

You must instruct us on how to allocate your net premium among the subaccounts and the fixed account according to these guidelines:

•	Allocation percentages must be in whole numbers.

•

If you select dollar cost averaging, we may require you to have a minimum of $5,000 in each subaccount from which we will make transfers and you may be required to transfer at least a total of $100 monthly.

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•	If you select asset rebalancing, the cash value of your Policy (if an existing Policy), or your minimum initial premium (if a new Policy) must be at least $5,000.

•

Unless otherwise required by state law, we may restrict your allocations to the fixed account if the fixed account value, excluding amounts in the loan reserve, following the allocation would exceed $250,000

Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our mailing address or calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m.—7:00 p.m. Eastern Time. You may also change allocations through our web site at www.premier.transamerica.com.

Please Note: Certain subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation to ensure that those allocation instructions are in good order. The change will be effective as of the valuation date on which we receive the change request in good order at our mailing address or our administrative office. Upon instructions from you, your authorized representative for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment.

Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. Premium payments received at our mailing address, or at the address on your billing coupon (for payments made by check) or at our administrative office (for payments made by wire transfer and through electronic credit and debit transactions) before the NYSE closes, are priced using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern Time). If we receive a premium payment after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts you have chosen. You bear the investment risk for amounts you allocate to the subaccounts.

You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

Reallocation Account. If your state requires us to return your initial premium in the event you exercise your free look right, we will allocate the initial net premium on the Policy date (or the record date if your Policy is backdated) to the reallocation account as shown on your Policy schedule page. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. The reallocation date is the date we allocate all cash value held in the reallocation account to the fixed account and subaccounts you selected on your application. In those states that require us to return all premiums paid for the Policy in the event you exercise your free look right, we set the reallocation date to coincide with the free look period that is applicable to your Policy plus a margin of five days for Policy delivery. Please contact your registered representative for details concerning the free look period for your state.

On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If, however, you requested dollar cost averaging, we will reallocate the cash balance on the reallocation date to either the fixed account, the Transamerica Aegon Government Money Market VP subaccount or the Transamerica JPMorgan Core Bond VP subaccount (depending on which subaccounts you selected on your application).

Please Note: For states that do not require a full refund of the initial premium, the reallocation date is the same as the Policy date. On the Policy date, we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.

Premium Flexibility

You generally have flexibility to determine the frequency and the amount of the premiums you pay. Before we issue the Policy to you, we may require you to pay an initial premium of at least $30,000. Thereafter (subject to the limitations described below), you may make premium payments at any time and in an amount of at least $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse.

Planned Periodic Payments

You can determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. The amount and frequency you choose will be shown in your Policy. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your selling firm of any address changes so that we may be able to keep your current address on record.

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Even if you make your planned periodic payments on schedule, your Policy still may lapse. How long your Policy remains in force depends on the Policy’s net surrender value. If the net surrender value is not high enough to pay the monthly deductions when due, then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).

Premium Limitations & Payments

We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitation, if applicable, by which the Policy qualifies as life insurance under federal tax laws. (See “Death Benefit” for more information regarding the Guideline Premium Test.)

Your maximum premium limitation can be obtained upon request to us at our mailing address or administrative office. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment within 60 days after the end of the Policy year. In addition, we reserve the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. The Guideline Premium Test has additional premium limitations. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent. (Please see the section of this prospectus entitled “Federal Income Tax Considerations” for more information concerning your Policy or consult a qualified tax advisor.)

We may require premium payments to be at least $50 ($1,000 if by wire). If the payment mode is by monthly direct deposit, we may require minimum payments of $100. (Your minimum initial premium payment must be at least $30,000.00.)

Note: We reserve the right to reject any form of payment. Any unacceptable forms of payment will be returned.

Wire Transfers. We will accept premium payments by wire transfer. If you wish to make payments by wire transfer, you should contact our administrative office at 1-800-851-9777 for instructions on wiring federal funds to us. Certain charges are deducted from the premium payments you make.

Tax-Free Exchanges (“1035 Exchanges”). After receiving your initial payment and your Policy is issued, we then will accept a part of or all of your additional premiums from one or more contracts insuring the same insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

TRANSFERS

General

You or your authorized registered representative of record may make transfers among the subaccounts or among the subaccounts and the fixed account. You will be bound by any transfers made by your authorized representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

The following features apply to transfers under the Policy:

•

We may limit the maximum amount you may transfer from the fixed account to the greater of 25% of the amount in the fixed account, or the amount transferred out of the fixed account in the previous Policy year. However, the transfer may not be greater than the unloaned portion of the fixed account on that date. See “Fixed Account Transfers.”

•

Currently we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we modify or stop this current practice, we will notify you at the time of your transfer.

•

Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000. This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.

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•

You may request transfers in writing (in a form we accept) to our mailing address, by fax or by telephone to our administrative office, or electronically through our website (www.premier.transamerica.com). Please Note: Certain subaccounts have similar names. It is important that you state or write the full name of the subaccount when making a transfer request to ensure that any transfer request is in good order.

•	There is no minimum amount that must be transferred.

•	There is no minimum amount that must remain in a subaccount after a transfer.

•	We consider all transfers made in any one day to be a single transfer.

We will process any transfer order that is received, in good order, in writing at our mailing address, or by fax or by telephone at our administrative office, before the NYSE closes (usually 4:00 p.m. Eastern Time), using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE. (If you send your request by fax, be sure to use the correct fax number. Please see “Telephone, Fax and Online Privileges.”)

Disruptive Trading and Market Timing

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access Trust subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access Trust subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below and they may have a greater risk than other portfolios of suffering the harmful effects of market timing and disruptive trading.

Statement of Policy. This variable insurance Policy was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the subaccounts or between the subaccounts and the fixed account by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policyowners, beneficiaries and underlying fund portfolios. The adverse effects include:

1.

Dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.

An adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

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We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on transfers, or even prohibit transfers for any policyowner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by policyowners or persons engaged in trading on behalf of policyowners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances; we may change the maximum dollar amount of permitted transfers quickly and without notice.

Please Note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable life policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before we are able to detect it and take steps to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on policyowners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

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Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policyowners should be aware that we do not monitor transfer requests from policyowners or persons acting on behalf of policyowners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Policyowners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policyowners, and to restrict or prohibit further purchases or transfers by specific policyowners or persons acting on their behalf , if identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio. Please read the fund’s prospectus for information about restrictions on transfers.

Omnibus Orders. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual policyowners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other policyowners of underlying fund portfolio shares, as well as the policyowners of all of the variable annuity contracts or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Telephone, Fax and Online Privileges

Telephone transfer privileges will automatically apply to your Policy unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m.—7:00 p.m. Eastern Time, or fax your subaccount transfer instructions to 1-727-299-1648 (for all other requests made by facsimile, please use 1-727-299-1620). You also may request transfers electronically through our website, www.premier.transamerica.com. Please Note: Certain subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation to ensure that those allocation instructions are in good order.

Please note the following regarding telephone, Internet or fax transfers:

•	We will employ reasonable procedures to confirm that instructions are genuine.

•	If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss.

•	If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

•

Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.

•	We may also require that you send us the telephone, Internet or fax transfer order in writing.

•	If you do not want the ability to make telephone or Internet transfers, you should notify us in writing at our mailing address or through our fax number (1-727-299-1620).

•	We will not be responsible for same day processing of transfers if the transfer is faxed to a number other than 1-727-299-1648 or 1-727-299-1620.

•

We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

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We cannot guarantee that telephone and electronic transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order at our administrative office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

Similarly, online transactions processed via the Internet may not always be possible. Telephone and computer systems, whether yours, your Internet service provider’s, your registered representative’s or Transamerica Premier’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing.

You should protect your personal identification number (PIN) and your used ID and password because self-service options will be available to your authorized representative and to anyone who provides your identifying information. We will not be able to verify that the person using your PIN on the automated phone line or providing instructions online is you or one authorized by you.

Note: Your requests that are received before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive a request after the NYSE closes, or on a day the NYSE is closed for trading, we will process the withdrawal request using the subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All requests must be submitted in good order to avoid a delay in processing your request.

Fixed Account Transfers

As stated above, we may limit the dollar amount and the number of transfers out of the fixed account. If limitations are in place, we will notify you at the time of your transfer. Restrictions on transfers do not apply if you have selected dollar cost averaging.

We will make the transfer at the end of the valuation date on which we receive the request, in good order, at our administrative office (for telephonic and facsimile transactions), at our mailing address (for written correspondence), or electronically through our website. We reserve the right to require that you make the transfer request in writing and that we receive the written transfer request no later than 30 days after a Policy anniversary. Unless otherwise required by state law, we may restrict transfers to the fixed account, if, following the transfer, the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000. Note: These restrictions may prolong the period of time it takes to transfer your total cash value in the fixed account to the subaccounts and, therefore, you should carefully consider whether investment in the fixed account meets your needs and investment criteria. This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.

Except when used to pay premiums, we may also defer payment of any amounts from the fixed account for no longer than six months after we receive such written notice.

Conversion Rights

If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing, in good order, to our mailing address.

In the event of a material change in the investment policy of any portfolio, you may transfer all subaccount value in that portfolio to the fixed account. We must receive your request to transfer the subaccount value to the fixed account within 60 days after the effective date of the change of investment policy or the date you receive notification of such change, whichever is later.

Dollar Cost Averaging

Dollar cost averaging is a strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of allocating most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

Under dollar cost averaging, we automatically transfer a set dollar amount from the Transamerica Aegon Government Money Market VP subaccount, the Transamerica JPMorgan Core Bond VP subaccount, or the fixed account, to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request, in good order, at our mailing address or by facsimile at our administrative office, provided that we receive the form by the 25th day of the month. (Note: As stated on the dollar cost averaging form, the date that you select cannot be the 29th, 30th or 31st of any month.)

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To start dollar cost averaging:	• You must submit to us in writing to our mailing address (or by facsimile to our administrative office) a completed form, in good order, signed by the owner requesting dollar cost averaging.
• You may be required to have at least $5,000 in each subaccount or the fixed account from which we will make transfers.
• Your total transfers each month under dollar cost averaging may be limited to a minimum of $100.
• Each month, you may not transfer more than one-tenth of the amount that was in your fixed account at the beginning of dollar cost averaging.

You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if any of the following occur:	• We receive, in good order, at our mailing address (or by telephone or facsimile at our administrative office), a request to discontinue participation from you or your authorized representative;
• The value in the accounts from which we make the transfers is depleted;
• You elect to participate in the asset rebalancing program; or
• You elect to participate in any asset allocation services provided by a third party.

If you terminate your participation in the dollar cost averaging program and later decide that you would like to participate again, you must submit a new dollar cost averaging form (in good order). We may modify, suspend, or discontinue dollar cost averaging at any time.

Asset Rebalancing Program

We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular allocation percentage among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. Cash value in the fixed account is not available for this program and this program is not available in conjunction with the dollar cost averaging program. We make no guarantee that participation in this program will result in a profit or protect you from a loss.

You may elect asset rebalancing to occur on a monthly, quarterly, semi-annual or annual basis. Once we receive the asset rebalancing request form, in good order, at our mailing address (or by facsimile at our administrative office), we will change your premium allocation instructions to match your asset rebalancing instructions, and we will implement the asset rebalancing program on the date you indicated. If you do not indicate a specific date, then we will use the date that we receive your request form. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:	• You must submit to us, in good order, in writing to our mailing address (or by facsimile to our administrative office), a completed asset rebalancing request form, signed by the owner.
• You may be required to have a minimum cash value of $5,000 or make a $5,000 initial premium payment.

There is no charge for the asset rebalancing program.

Asset rebalancing will cease if:	• You elect to participate in the dollar cost averaging program.
• We receive at our mailing address, or by telephone or facsimile to our administrative office, a request to discontinue participation from you, your authorized representative.

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• You make any transfer to or from any subaccount other than under a scheduled rebalancing.

• You elect to participate in any asset allocation services provided by a third party.

You may start and stop participation in the asset rebalancing program at any time, but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

We do not offer any asset allocation programs or any allocation models for use with your life insurance policy. You may authorize and engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the Policies. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your cash value under any circumstance. We are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow, or any specific transfers they make on your behalf.

Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Policy. We are not a party to the agreement you have with your investment advisor. You will, however, receive confirmations of transactions that affect your Policy. Note: If you make withdrawals of cash value to pay advisory fees, then taxes may apply to any such withdrawals and penalties may be assessed on withdrawals.

If your investment advisor has also acted as your registered representative with respect to the sale of your Policy, he or she may be receiving compensation for services provided both as a registered representative and investment advisor. Alternatively, the investment advisor may compensate the registered representative from whom you purchased your Policy for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your registered representative receive in connection with your Policy, you should ask them for more details.

We, or an affiliate of ours, will process the financial transactions placed by your authorized registered representative or investment advisor. We reserve the right to discontinue doing so at any time and for any reason. We may require registered representatives or investment advisors, who are authorized by multiple policyowners to make financial transactions, to enter into an administrative agreement with Transamerica Premier as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the registered representative’s or investment advisor’s ability to request financial transactions on your behalf. These limitations, which are discussed in the section above entitled “Transfers—Disruptive Trading and Market Timing,” are intended (i) to minimize the detrimental impact of an investment professional who is in a position to transfer large amounts of money for multiple clients in a particular portfolio or type of portfolio; or (ii) to comply with specific restrictions or limitations imposed by a portfolios of Transamerica Premier.

Note:

•

Limitations that we may impose on your authorized registered representative or investment advisor under the terms of the administrative agreement do not apply to financial transactions requested by an owner on the owner’s own behalf, except as otherwise described in this prospectus. Any third party asset allocation service may be terminated at any time by the owner or by the third party service by sending written instruction to our mailing address.

•	The practices and procedures described above do not apply to any asset allocation portfolios that are available as investment options under the Policy.

POLICY VALUES

Cash Value

Your cash value:

•	Is determined on the Policy date and on each valuation date.

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•

Equals the sum of all amounts invested in each subaccount and the fixed account, including any amounts held in the loan reserve account (part of the fixed account) to secure any outstanding Policy loan.

•	Serves as the starting point for calculating values under a Policy.
•

Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

•	Has no guaranteed minimum amount and may be more or less than premiums paid.

Net Surrender Value

The net surrender value is the amount we pay when you surrender your Policy while it is in force. We determine the net surrender value at the end of the valuation period when we receive your written surrender request, in good order, at our mailing address. You may also fax your request to 1-727-299-1620.

Net surrender value on any valuation date equals:	• The cash value as of such date; minus • Any outstanding Policy loan amount, including any accrued Policy loan interest.

Subaccount Value

The cash value in a subaccount is referred to as “subaccount value.” At the end of any valuation period, the subaccount value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount. (Note: Subaccount transactions are converted to units for accounting purposes.)

The number of units in any subaccount on any valuation date equals:

•  The initial units purchased at unit value on the policy date, or reallocation date, if different; plus

•  Units purchased with additional net premium(s); plus

•  Units purchased due to a loan repayment; plus

•  Units purchased through transfers from another subaccount or the fixed account; minus

•  Units redeemed to pay for monthly deductions; minus

•  Units redeemed to pay for cash withdrawals; minus

•  Units redeemed as part of a transfer to another subaccount, or the fixed account (including the loan reserve account); minus

•  Units redeemed to pay cash withdrawal and transfer charges; minus

•  Units redeemed due to any refund of premiums allocated to that subaccount.

Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium allocation, transfer request or cash withdrawal request is received: (i) at our mailing address (for written requests or payments by check); (ii) at our administrative office (for requests by fax or by telephone, or for payments made through electronic credit and debit transactions); or (iii)  electronically through our website.

Subaccount Unit Value

The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value at the inception of each class of units of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

The unit value of any subaccount at the end of a valuation period is calculated as:

•  The total value of the portfolio shares held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the portfolio during the valuation period. This value is determined by multiplying the number of portfolio shares owned by the subaccount by the portfolio’s net asset value per share determined at the end of the valuation period; minus

• A charge equal to the daily net assets of the subaccount multiplied by the daily equivalent of the mortality and expense risk charge; minus

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•  The accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by

•  The number of outstanding units in the subaccount before the purchase or redemption of any units on that date.

The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern Time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

Fixed Account Value

On the Policy date, or the reallocation date, if different, the fixed account value is equal to the cash value allocated to the fixed account, less the portion of the first monthly deduction that is subtracted from the fixed account.

The fixed account value at the end of any valuation period is equal to:

•  The sum of net premiums allocated to the fixed account; plus

•  Any amounts transferred from a subaccount to the fixed account (including amounts transferred to the loan reserve account); plus

•  Total interest credited to the fixed account; minus

•  Amounts charged to pay for monthly deductions; minus

•  Amounts withdrawn or surrendered from the fixed account to pay for cash withdrawals, transfer charges, or any other fees and charges; minus

•  Amounts transferred from the fixed account (including amounts transferred from the loan reserve account) to a subaccount; minus

•  Any refund of premiums allocated to the fixed account.

DEATH BENEFIT

Death Benefit Proceeds

We will determine the amount of the death benefit proceeds on any Policy in force on the date of death upon receipt, in good order, at our administrative office of satisfactory proof of the insured’s death, plus written direction (from each eligible recipient of death benefit proceeds) regarding distribution of the death benefit payment, and any other documents, forms and information we need. We will pay interest on the death benefit from the date of death to the date of payment. The annual interest rate will be at least 1%. We may require that the Policy be returned. We will pay the death benefit proceeds to the primary beneficiary (ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner’s estate. We will pay the death benefit proceeds in a lump sum or under a payment option.

The final death benefit payment is equal to:

•  The amount determined based on the death benefit option that you select (described below); minus

•  Any monthly deductions due during the grace period (if applicable); minus

•  Any outstanding loan amount including accrued loan interest.

We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured’s age or sex.

Death Benefit

The Policy offers three death benefit options – Option A, Option B and Option C. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the three death benefit options we offer in your application. This is an important decision. If you do not choose a death benefit option in your application, the Option A death benefit option will automatically be in effect. No matter which death benefit option you choose, we guarantee that, as long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured’s death adjusted as shown above.

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The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits that are consistent with such an increase. Adjustments will be reflected in the monthly deductions.

Under Section 7702 of the Internal Revenue Code, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets the Guideline Premium Test (“GPT”). The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the death benefit be at least a certain percentage of the cash value (varying each year by attained age of the insured).

Option A

The death benefit equals the greatest of:

1.  The specified amount; or

2.  A specified percentage called the “limitation percentage,” as shown on your Policy’s schedule page, multiplied by the cash value on the insured’s date of death; or

3.  The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for the Guideline Premium Test for different ages:

Attained Age	Limitation Percentage
40 and under	250%
41 to 45	250% minus 7% for each age over age 40
46 to 50	215% minus 6% for each age over age 45
51 to 55	185% minus 7% for each age over age 50
56 to 60	150% minus 4% for each age over age 55
61 to 65	130% minus 2% for each age over age 60
66 to 70	120% minus 1% for each age over age 65
71 to 75	115% minus 2% for each age over age 70
76 to 90	105%
91 to 95	105% minus 1% for each age over age 90
96 to 99	100%
100 and older	101%

If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as “in the corridor.” An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

Example 1. Option A Example. Assume that the insured’s attained age is under 40 and that there are no outstanding loans. Under Option A, a Policy with a $2,000,000 specified amount will generally pay $2,000,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.5 times the cash value, any time the cash value of the Policy exceeds $800,000, the death benefit will exceed the $2,000,000 specified amount. (The figure $800,000 is derived by solving for cash value in the following calculation: 2,000,000 = 2.5 times the cash value.) Each additional dollar added to the cash value above $800,000 will increase the death benefit by $2.50.

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Similarly, as long as the cash value exceeds $800,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, then the death benefit will equal the specified amount of the Policy, reduced by the dollar value of any cash withdrawals.

Option B

The death benefit equals the greatest of:

1.  The specified amount plus the cash value on the insured’s date of death; or

2.  The limitation percentage, as shown on your Policy’s schedule page, multiplied by the cash value on the insured’s date of death; or

3.  The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option B, the death benefit always varies as the cash value varies.

Example 2. Option B Example. Assume that the insured’s attained age is under 40 and that there are no outstanding loans. Under Option B, a Policy with a specified amount of $2,000,000 will generally pay a death benefit of $2,000,000 plus cash value. Thus, a Policy with a cash value of $100,000 will have a death benefit of $2,100,000 ($2,000,000 + $100,000). The death benefit, however, must be at least 2.5 times the cash value. As a result, if the cash value of the Policy exceeds $1,333,333, the death benefit will be greater than the specified amount plus cash value. The figure of $1,333,333 is derived by solving for cash value in the calculation 2.5 times the cash value equals $2,000,000 plus cash value: 250% of $1,333,333 equals $2,000,000 + $1,333,333. Each additional dollar of cash value above $1,333,333 will increase the death benefit by $2.50.

Similarly, any time the cash value exceeds $1,333,333, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

Option C

The death benefit equals the greatest of:	1. The death benefit under Option A; or

2.  The specified amount, multiplied by an age-based “factor” equal to the lesser of

•  1.0; or

•  0.04 multiplied by (95 minus insured’s attained age at death)

•  (the “factor” will never be less than zero);

•  plus the cash value on the insured’s date of death; or

3. The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option C, the death benefit varies with the cash value and the insured’s attained age.

Option C--Three Examples.

1 Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $2,000,000 and with a cash value of $500,000 will have a death benefit of $2,100,000 ($2,000,000 x the minimum of (1.0 and {0.04 x (95-75))} + $500,000).

2. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $2,000,000 and with a cash value of $300,000 will have a death benefit equal to the specified amount of $2,000,000, since the calculation of $2,000,000 times the minimum of (1.0 and {0.04 x (95-75))} + $300,000) is less than the specified amount.

3. Assume that the insured is under attained age 71 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $2,000,000 and with a cash value of $300,000 will have a death benefit of $2,300,000, because through attained age 70 the minimum of {1.0 and (0.04 x (95-age))} is always 1.0. Until the insured attains age 71, the Option C death benefit is the same as the Option B death benefit.

The Death Benefit After Attained Age 111

If the Policy is still in force on the Policy anniversary on or following the insured’s 111th birthday, then the Policy will continue and the death benefit payable will continue to be calculated in accordance with the death benefit option then in effect. Please Note: Continuing a Policy beyond the insured’s attained age 99 may have tax consequences. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 99. Please see the “Federal Income Tax Considerations” section of this prospectus.

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Effect of Cash Withdrawals on the Death Benefit

If Option A is in effect, or if Option C is in effect and the insured’s attained age is 71 or greater, a cash withdrawal will reduce the specified amount of the Policy by the amount of the cash withdrawal. Regardless of the death benefit option in effect, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal. For a description of the effect of cash withdrawals on the death benefit option that you select, please refer to the section entitled “Surrenders and Cash Withdrawals – Cash Withdrawal Conditions” in this prospectus.

Choosing Death Benefit Options

You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value, and on the amount of cost of insurance charges you pay. If you do not select a death benefit option on your application, then Option A will become the death benefit option for your Policy by default.

You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit. You may find Option C more suitable if your goal is to increase your total death benefit before you reach attained age 70, and to increase your cash value through positive investment experience thereafter.

Changing the Death Benefit Option

After the third Policy year, you may change your death benefit option once each Policy year. Changing the death benefit option may affect the specified amount. We will notify you of the new specified amount.

Changes to the Death Benefit Option are subject to the following conditions:

•	You must send your written request, in good order, to our mailing address or fax it to us at 1-727-299-1620.

•	The effective date of the change will be the Monthiversary on or following the date when we receive your request for a change.

•	You may not make a change that would decrease the specified amount below the minimum specified amount shown on your Policy schedule page.

•	You may not change the death benefit option after the insured attains age 95.

•	There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy’s death benefit option.

Increasing/Decreasing the Specified Amount

You may apply to increase the specified amount at any time or decrease at any time after the third Policy year. No more than one change in the specified amount can occur each Policy year. If approved, the increase or decrease will take effect on the next Policy Monthiversary. An increase or decrease in the specified amount may affect your cost of insurance charge, and your GPT premium limitation. A change in specified amount may affect the Policy’s qualification tests as life insurance under IRC 7702 and could cause the Policy to become a Modified Endowment Contract under IRC 7702A and may have adverse federal tax consequences.

You should consult a tax advisor before increasing or decreasing your Policy’s specified amount.

Conditions for and impact of decreasing the specified amount:

•  You must send your written request, in good order, to our mailing address or fax it to us at 1-727-299-1620.

•  Decreases are only allowed after the third Policy year.

•  You may not increase and decrease your specified amount in the same Policy year.

•  You may not decrease your specified amount lower than the minimum specified amount shown on your Policy schedule page.

•  You may not decrease your specified amount if it would disqualify your Policy as life insurance under the Internal Revenue Code.

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•  Until the Policy anniversary on or following the insured’s 65th birthday, we may limit the amount of decrease to no more than 20% of the then specified amount.

•  A decrease in specified amount will take effect on the Monthiversary on or next following the day we receive your written request in good order at our mailing address.

Conditions for and impact of increasing the specified amount:

•  We will accept requests for increases in specified amount at any time before the insured’s 86th birthday.

•  Your request, in good order, must be applied for through a supplemental application, and include evidence of insurability satisfactory to us.

•  A requested increase in specified amount requires our approval and will take effect on the Policy Monthiversary on or after the day we approve your request.

•  We may require your requested increase in specified amount to be at least $10,000.

•  You may not decrease and increase your specified amount in the same Policy year.

Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. These are described under “Settlement Options” in your Policy and in this prospectus.

SURRENDERS AND CASH WITHDRAWALS

Surrenders

You must make a written request to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request, in good order, at our mailing address. You may also fax your request to our administrative office at 1-727-299-1620. We may require an original signature with your written request. Requests to surrender a Policy that are received before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive the written request at our mailing address (or a faxed to our administrative office) after the NYSE closes, we will process the surrender request using the subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All surrender requests must be submitted in good order to avoid a delay in processing your request.

The insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date we receive your written request, in good order.

Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum (by check) within seven days or under a settlement option. A surrender may have tax consequences. For more information regarding tax consequences, please refer to the section entitled “Federal Income Tax Considerations” in this prospectus.

Cash Withdrawals

After the first Policy year, you may request a cash withdrawal of a portion of your surrender value subject to certain conditions. Note: All cash withdrawal requests must be submitted in good order to avoid a delay in processing your request.

Cash withdrawal conditions:

•  You must send your written cash withdrawal request with an original signature, in good order, to our mailing address. If your withdrawal request is less than $500,000, then you may fax it to us at 1-727-299-1620.

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•  During Policy years 2-5, the amount of the withdrawal may be limited to a minimum of $500 and to a maximum of the net surrender value minus $10,000. After the 5th Policy year, the amount of a withdrawal may be limited to no less than $500 and to no more than the net surrender value minus $500.

• You may not take a cash withdrawal if it will reduce the specified amount below the minimum specified amount set forth in the Policy.

•  You may specify the subaccount(s) and the fixed account from which to make the withdrawal. If you do not specify an account, then we will take the withdrawal from each account in accordance with your current premium allocation instructions. If this is not possible, the withdrawal amount will be withdrawn pro-rata from all accounts.

• We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request in good order.

• A withdrawal from the Transamerica Government Money Market VP portfolio or the ProFund VP Government Money Market fund may be subject to a redemption fee.

• You may not take a cash withdrawal that would disqualify your Policy as life insurance under the Internal Revenue Code.

• A cash withdrawal may have tax consequences.

•  Your requests for a cash withdrawal that are received at our mailing address (or faxed to our administrative office per the above instructions) before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive a written request at our mailing address (or a fax request at our administrative office) after the NYSE closes, or on a day the NYSE is closed for trading, we will process the withdrawal request using the subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All cash withdrawal requests must be submitted in good order to avoid a delay in processing your request.

A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and in most cases, will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect or when death benefit Option C is in effect and the insured’s attained age is 71 or greater, a cash withdrawal will reduce the specified amount of the Policy by an amount equal to the amount of the cash withdrawal.

When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your cash withdrawal or complete surrender payment, we will deduct that charge from the payment. We currently charge $30 for an overnight delivery ($35 for Saturday delivery) and $50 for wire service. You can obtain further information about these charges by contacting us at our mailing address or administrative office.

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Canceling a Policy

after you receive the Policy but in some states you may have more than 10 days. If you decide to cancel the Policy during the free look period, we will treat the Policy as if it had never been issued. If you decide to cancel the Policy during the free look period, we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive, in good order, the written request (with the owner’s signature) and returned Policy at our mailing address (or a fax request and page 3 of the Policy are received in good order at our administrative office). Note: Canceling a Policy after a 1035 Exchange could have tax consequences as any gain from the old policy will generally be recognized.

If your state requires us to allocate premium according to a policyowner’s instructions during the free look period, then the amount of the refund will be the sum of:

•

The difference between the premiums paid and the amounts allocated to any accounts under the Policy on the date the written request and Policy are received, in good order, at our mailing address (or a fax request and page 3 of the Policy are received at our administrative Office); plus

•	The total amounts of monthly deductions made and any other charges imposed on amounts allocated to the accounts; plus

•	The value of the amounts allocated to the accounts on the date we or our agent received the returned Policy.

If state law prohibits the calculation above, or requires us to refund all of the initial premiums, the refund will be the total of all premiums paid for this Policy. (See “Policy Features – Premiums – Allocating Premiums – Reallocation Account.”) Please note: If you have submitted a recent check or draft, we have the right to defer payment of the refund until such check or draft has been honored.

California Policyowners Age 60 and Over

For policies issued in the state of California, if the policyowner is age 60 or older as of the Policy effective date, the Policy’s free look period is 30 days from the date of delivery. During the 30-day free look period, we will hold the net premiums in the fixed account, unless you direct us to allocate the net premiums as per your most recent allocation instructions. On the day following the end of the 30-day free look period, we will automatically transfer the accumulated value to subaccounts that you selected. This automatic transfer is excluded from the transfer limitations described later in this prospectus.

You can specifically direct the allocation of your net premiums to the subaccounts during the 30-day free look period:

•	On your application.

•	In writing any time before the end of the 30-day free look period.

Signature Guarantees

Signature guarantees are relied upon as a means of preventing the perpetration of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person’s money by forging a signature on a written request for the disbursement of funds.

As a protection against fraud, we may require that the following transaction requests include a Medallion signature guarantee:

•	All requests for disbursements (i.e., cash withdrawals and surrenders) of $500,000 or more.

•	Any disbursement request made on or within 10 days of our receipt of a request to change the address of record for an owner’s Policy.

•

Any disbursement request when Transamerica Premier has been directed to send proceeds to a different address from the address of record for that owner’s account. Please Note: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity policy for another with the same owner in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.

•	Any financial transaction where the owner’s signature on a request does not match the signature in our files.

An investor can obtain a signature guarantee from financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks.

•	Savings banks and savings and loan associations.

•	Securities brokers and dealers.

•	Credit unions.

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The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

LOANS

General

After the first Policy year (as long as the Policy is in force) you may borrow money from the Policy using the Policy’s net surrender value as the only security for the loan. We may permit a loan prior to the first Policy anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from and secured by a Policy may have tax consequences. See “Federal Income Tax Considerations.”

Policy loans are subject to	• We may require you to borrow at least $500.

certain conditions:	• The maximum amount you may borrow is 90% of the net surrender value minus loan interest that will accrue prior to the next Policy anniversary.

When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). If this is not possible, the withdrawal amount will be withdrawn from all accounts. We will transfer that amount to the loan reserve account. The loan reserve account is part of the fixed account.

We normally pay the amount of the loan within seven days after we receive a loan request, in good order, at our mailing address or, in limited circumstances described below, by telephone or fax at our administrative office. We may postpone payment of loans under certain conditions.

You may request a loan of up to $50,000 by telephone by calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in good order to avoid a delay in processing your request.)

If your loan request is less than $500,000, then you may fax it to us at 1-727-299-1620. (If you send your request by fax, be sure to use the correct fax number.) If the loan request exceeds $500,000 or if the address of record has been changed in the past 10 days, we may reject your request or require a signature guarantee. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

Your requests for a loan that are received at our mailing address (or faxed to our administrative office per the above instructions) before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive a written request at our mailing address (or a fax request at our administrative office) after the NYSE closes, or on a day the NYSE is closed for trading, we will process the withdrawal request using the subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All loan requests must be submitted in good order to avoid a delay in processing your request.

You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our mailing address or by calling us at 1-800-851-9777 and will be credited as of the date received.

At each Policy anniversary, we will compare the outstanding loan amount, including accrued loan interest, to the amount in the loan reserve account. At each such time, if the outstanding loan amount, including accrued loan interest, exceeds the amount in the loan reserve account, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve account, in the same manner as when a loan is made. If the amount in the loan reserve account exceeds the amount of the outstanding loan, including accrued loan interest, we will withdraw the difference from the loan reserve account and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

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Loan Interest Spread

The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). We may apply different loan interest rates to different parts of the loan. After the 10th Policy year, we will apply preferred loan charged rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount, including accrued loan interest. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. On and after the insured’s attained age 111, all loans are considered preferred loans.

Loan Reserve Account Interest Rate Credited

We will credit the amount in the loan reserve account with interest at an effective annual rate of 2.0%.

Effect of Policy Loans

A Policy loan reduces the death benefit and net surrender value by the amount of any outstanding loan amount, including accrued loan interest. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount in the loan reserve equal to the amount of the outstanding loan as of the last Policy anniversary plus any accrued interest. This amount is not affected by the separate account’s investment performance and may not be credited with the interest rates accruing on the unloaned portion of cash value in the fixed account. Amounts transferred from the separate account to the loan reserve will reduce the value in the separate account and we will credit such amounts with an interest rate of 2.0% rather than a rate of return reflecting the investment results of the separate account.

We also currently charge interest on Policy loans at an effective annual rate of up to 2.75%. Because interest is added to the amount of the Policy loan to be repaid, the size of the loan will constantly increase unless the interest and/or Policy loan is repaid.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

We will notify you (and any assignee of record) if a loan causes your net surrender value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

POLICY LAPSE AND REINSTATEMENT

Lapse

Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is a possibility that your Policy will lose value and lapse. Your Policy may lapse if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Lapse might occur if unfavorable investment experience, loans, accrued loan interest, and cash withdrawals cause a decrease in the net surrender value, or you have not paid sufficient premiums (as discussed below) to offset the cost of the monthly deductions.

If the net surrender value is not enough to pay the monthly deductions, we will mail a notice to your last known address according to our records and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. We pay the death benefit proceeds if an insured dies during the grace period. If we do not receive the specified minimum payment by the end of the grace period, then all coverage under the Policy will terminate without value.

Reinstatement

We may reinstate a lapsed Policy within five years after the lapse. You may not reinstate the Policy if it has been surrendered for cash surrender value. Any reinstatement must be made during the lifetime of the insured. Before we reinstate the Policy we will require all of the following:

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•

Submit a written application for reinstatement to our mailing address or fax your request to our administrative office at 1-727-299-1620. (If you send your request by fax, be sure to use the correct fax number.)

Submit the insured’s written consent to reinstate.

•	Provide evidence of insurability satisfactory to us that the insured continues to qualify for the same underwriting class and any substandard rating upon which we based issuance of the Policy.

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Pay an amount sufficient to provide a net premium equal to any uncollected monthly deductions due up to the time of termination, plus two monthly deductions due in advance at the time of reinstatement.

The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the cash value at the time your Policy lapsed, plus any net premiums you pay at reinstatement, minus one monthly deduction. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement. We will not reinstate indebtedness (i.e., outstanding loans plus any accrued interest at the time your Policy lapsed).

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area. We believe that the Policy does not give you investment control over separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after attained age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after attained age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after attained age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a “MEC.” Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

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Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy.

Changes that would cause a contract to enter a new seven-year test period include, for example, an increase in the death benefit that is not the result of a premium necessary to keep the Policy in-force. Additionally, a reduction in benefits during a seven-year test period could cause a Policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified and we will not apply the premium. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

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All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

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Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

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A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have reached age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

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If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a Policy that are made within two years before the Policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding at and beyond the insured’s attained age 111, and with preferred loan rates, are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made reduced by a withdrawal or distribution from the Policy that are tax-free.

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Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business use of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. In addition, Section 101(j) of the Internal Revenue Code imposes notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and requires additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludable from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

Same Sex Relationships. Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this Policy or any Rider. Individuals in other arrangements, such as, civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized under the relevant state law will not be treated as married or as spouses as defined in the Policy. Therefore, tax treatment of individuals who do not meet the definition of “spouse” have adverse tax consequences and/or may not be permissible. Please consult a tax advisor for more information on this subject.

Continuation of Policy Beyond Attained Age 99. The tax consequences of continuing the Policy beyond the insured’s attained age 99 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 99.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note:

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Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or

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residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Premier and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity purchase.

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In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your needs and those of your beneficiaries under all possible scenarios.

OTHER POLICY INFORMATION

Settlement Options

If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum by check or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the payment specified under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured’s date of death.

Under any settlement option, the dollar amount of each payment will depend on:

• The amount of the surrender on the surrender date or death benefit proceeds on the insured’s date of death.

• The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 2.0%).

• The mortality tables we use.

• The specific payment option(s) you choose.

Option 1--Equal Monthly Installments for a Fixed Period	• We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 240 months.

• We will stop making payments once we have made all the payments for the period selected.

Option 2--Equal Monthly Installments for Life (Life Income)	At your or the beneficiary’s direction, we will make equal monthly installments:

• Only for the life of the payee, at the end of which payments will end; or

• For the longer of the payee’s life, or for 10 years if the payee dies before the end of the first 10 years of payments; or

• For the longer of the payee’s life, or until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

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Option 3--Equal Monthly Installments for the Life of the Payee and then to a Designated Survivor (Joint and Survivor)	• We will make equal monthly payments during the joint lifetime of two persons, first to a chosen payee, and then to a co-payee, if living, upon the death of the payee.
• Payments to the co-payee, if living, upon the payee’s death will equal either:

> The full amount paid to the payee before the payee’s death; or

> Two-thirds of the amount paid to the payee before the payee’s death.

• All payments will cease upon the death of the co-payee.

Payments We Make

We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death at our administrative office. However, we can postpone such payments if any of the following occur:

• The NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC.

• The SEC permits, by an order, the postponement for the protection of policyowners.

•  The SEC determines that an emergency exists that would make the disposal of securities held in the separate account, or the determination of their value, not reasonably practicable or the SEC requires that trading be restricted.

• When mandated by applicable law.

• The SEC permits a delay for the protection of owners.

In addition, pursuant to SEC rules, if the Transamerica Aegon Government Money Market VP portfolio or the ProFund VP Government Money Market portfolio suspends payment of redemption proceeds in connection with a liquidation of such portfolio, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Transamerica Aegon Government Money Market subaccount or the ProFund VP Government Money Market subaccount until the portfolio is liquidated.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., net surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the net surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the net surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee’s beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our mailing address in good order. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

The Sarbanes-Oxley Act (the “Act”) was enacted in 2002. The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

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Although the prohibition on loans of publicly-traded companies was generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this guidance on your split dollar policy.

Policy Termination

Your Policy will terminate and all benefits under it will cease on the earliest of the following:

• The date the Policy lapses.

• The date we receive (in good order) your written request to surrender or terminate; or

• The date of the insured’s death.

Assignment of the Policy

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we record it in our records. Unless otherwise specified by you, the assignment will then take effect on the date this assignment form is received in good order by the Company and accepted in our administrative office. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment. To terminate the assignment, we will need a release of assignment form dated and completed by the assignee. If a corporation, we require a corporate resolution noting the authorized person(s).

SUPPLEMENTAL BENEFIT (RIDER)

The following supplemental benefit (rider) is available and will be issued automatically to your Policy. We do not assess an administrative charge for this rider; if the rider is exercised, however, we will reduce the single-sum benefit by a discount factor, however, to compensate us for expected lost income as a result of early payment of the death benefit. The rider available with your Policy does not build cash value. Certain benefits and features of this rider may vary by state; and it may be available under a different name in some states. Adding this supplemental benefit to an existing Policy, or canceling it, may have tax consequences. You should consult a tax advisor before doing so.

We may discontinue offering riders at any time without notice, unless the rider specifically states otherwise. Some riders may only be elected at the time of application. Once a rider is elected it cannot be terminated without your consent (or by operation of law) if all terms and conditions are fully satisfied.

Living Benefit Rider (an Accelerated Death Benefit)

This rider allows us to pay all or a portion of the death benefit once we receive proof, in good order, at our mailing address that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured’s life expectancy.

We will pay a single-sum benefit equal to:

•	The death benefit on the date we pay the single-sum benefit; multiplied by

•	The percentage of the death benefit you elect to receive (“election percentage”); divided by

•	1 + i (“i” equals the current yield on 90-day Treasury bills or the Policy loan interest rate (currently 2.75%), whichever is greater) (“discount factor”); minus

•	Any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

The maximum terminal illness death benefit used to determine the single-sum benefit as defined above is equal to:

•	The death benefit available under the Policy once we receive satisfactory proof that the insured is ill.

A single-sum benefit may not exceed $500,000.

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You select the election percentage. It may not be greater than 100%.

The rider terminates at the earliest of:

•	The date the Policy terminates.

•	The date a settlement option takes effect.

•	The date we pay a single-sum benefit.

•	The date you terminate the rider.

We will not pay a benefit under the rider if the insured’s terminal condition results from self-inflicted injuries that occur during the period specified in your Policy’s suicide provision.

We do not assess an administrative charge for this rider; if the rider is exercised, however, we do reduce the single sum benefit by a discount factor to compensate us for expected lost income due to the early payment of the death benefit. The terms of this rider may vary depending on a state’s insurance law requirements.

For example, suppose before the owner elects the single sum benefit, a Policy has a $1,000,000 death benefit and a $10,000 loan balance. Suppose that the current yield on 90-day Treasury bills is 6.00% and the Policy loan interest rate is 2.75%. Because the greater of these is 6%, that is the interest rate that will be used to discount the single sum benefit. The owner elects to accelerate 50% of the death benefit, so the single sum benefit equals $466,698, which is ($1,000,000 x 0.50/ 1.06)—($10,000 x 0.50). After the acceleration, the remaining death benefit is $500,000, which is 50% of $1,000,000, and all Policy values, including the loan balance, will be reduced by 50%.

Note: Before adding this rider to an existing Policy or requesting payment under the rider, you should consult a tax advisor to discuss the tax consequences of doing so.

ADDITIONAL INFORMATION

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Sending Forms and Written Requests in Good Order

We cannot carry out your instructions to process a transaction relating to the Policy until we have received your instructions, in good order, at our mailing address (or our administrative office or website, as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing or, when appropriate, by telephone or facsimile, or electronically, along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Distribution of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the Policies. We reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies.

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are/is also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sale of the Policies.

A limited number of affiliated and unaffiliated broker-dealers, including Transamerica Financial Advisers, Inc. (“TFA”), may also be paid commissions and overrides to “wholesale” the Policies, that is, to provide sales support and training to sales representatives at selling firms. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to Policies that have already been purchased.

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If you are purchasing the product through an investment adviser, you would be responsible for paying (to the advisory firm) any additional advisory fee charged under the investment advisory agreement that you have with your investment advisor.

To the extent permitted by rules of the Financial Industry Regulatory Authority (“FINRA”), Transamerica Premier, TFA ,TCI and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms, and their sales representatives. These arrangements, which may be referred to as “revenue sharing” are described further below.

The sales representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firm, depending on the agreement between the selling firm and its sales representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a Policy. Also inquire about any compensation arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell the Policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the Policies.

Special Compensation for Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Transamerica Premier’s main distribution channel is TFA, an affiliate, which sells Transamerica Premier products. Transamerica Premier covers the cost of TFA’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and employee benefits that are provided directly to TFA. These facilities and services are necessary for TFA’s administration and operation, and Transamerica Premier is compensated by TFA for these expenses based on TFA’s usage. In addition, Transamerica Premier and other affiliates pay for certain sales expenses of TFA, including the costs of preparing and producing prospectuses and sales promotional materials for the Policy.

Sales representatives and their supervisors at certain affiliated firms may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us or our affiliates. Additional compensation or reimbursement arrangements may include payments in connection with the firm’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments, loans or loan guaranties to assist a firm or representative in connection with systems, operating, marketing and other business expenses. The amounts may be significant and may provide us with increased access to the sales representatives.

In addition, supervisors and/or sales representatives of those affiliated firms who meet certain productivity standards may be eligible for additional compensation. Sales of the Policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain cash or non-cash benefits, and may provide such persons with special incentive to sell our Policies. For example, certain sales representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of Aegon N.V. (Transamerica Premier’s ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by the representatives may be matched by the firm. Certain sales representatives may also be eligible to participate in a stock option and award plan. Sales representatives who meet certain production goals will be issued options on the stock of Aegon N.V.

Additional Compensation that We Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms.

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These special compensation arrangements are not offered to all selling firms and the terms of such arrangements are not the same for all selling firms and may be based on past sales of the Policies and other criteria. Overrides were offered as incentives for certain products to TFA in 2016.

No specific charge is assessed directly to policyowners or the separate account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the Policy and other corporate revenue.

Cyber Security Risks

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us and your cash value. For instance, cyber-attacks may: interfere with our processing of Policy transactions, including the processing of orders from our website or transactions with the underlying portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying portfolios invest, which may cause the underlying portfolios available under the Policy to lose value. There can be no assurance that we, the underlying portfolios or our service providers will avoid losses affecting your Policy that result from cyber-attacks or information security breaches in the future.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from these audits and examinations will have a material adverse impact on our ability to meet our obligations.

Financial Statements

The financial statements of Transamerica Premier and the separate account are included in the SAI.

Additional information regarding the investment performance of the portfolios appears in the fund prospectuses, which accompany this prospectus.

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GLOSSARY

accounts	The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

administrative office	Our administrative office address is 570 Carillon Parkway, St. Petersburg, Florida, 33716-1294. Our phone number is 1-800-851-9777; our facsimile numbers are 1-727-299-1648 (for subaccount transfers only); and 1-727-299-1620 (for all other fax requests). Our administrative office serves as the recipient of all website (www.premier.transamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern Time. Please do not send any checks, claims, correspondence or notices to this office; send them to the mailing address.

attained age	The issue age of the person insured, plus the number of completed years since the Policy date (for the initial specified amount) or since the date of each increase in specified amount.

beneficiary(ies)	The person or persons you select to receive the death benefit proceeds from the Policy. You name the primary beneficiary and contingent beneficiary(ies).

cash value	At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds	The amount we will pay to the beneficiary(ies) on the insured’s death. The death benefit proceeds are reduced by any outstanding loan amount, including accrued interest, and, if the insured dies during the grace period, any charges that are due and unpaid.

fixed account	An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

free look period	The period during which you may return the Policy and receive a refund as described in this prospectus. The length of the free look period varies by state. The free look period is listed in the Policy.

funds	Investment companies which are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts.

good order	An instruction that is received by the Company that is sufficiently complete and clear, along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) so that the Company does not need to exercise any discretion to follow such instruction. All orders to process a withdrawal request, a loan request, a request to surrender your Policy, a fund transfer request, or a death benefit claim must be in good order.

indebtedness	Outstanding loans plus any accrued interest at the time your Policy lapsed.

in force	While coverage under the Policy is active and the insured’s life remains insured.

initial premium	The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown on the schedule pages of your Policy.

insured	The person whose life is insured by the Policy.

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issue age	The insured’s age on his or her birthday on or before the Policy date. When you increase the Policy’s specified amount of insurance coverage, the issue age for the new layer of specified amount coverage is the insured’s age on his or her birthday on or before the date that the increase in specified amount takes effect. This age may be different from the attained age on other layers of specified amount coverage.

lapse	When life insurance coverage ends and the Policy terminates because you do not have enough net surrender value in the Policy to pay the monthly deductions and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account	A part of the fixed account to which amounts are transferred as collateral for Policy loans.

mailing address	Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa, 52499-0001. All premium payments, loan repayments made by check, and all claims, correspondence and notices must be sent to this address.

Monthiversary	This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deductions	The monthly cost of insurance, plus the portion of the monthly deduction for benefits provided by optional riders attached to the Policy, if any, which are deducted from the Policy’s cash value on each Monthiversary.

mortality and expense risk charge	This charge is a daily deduction from each subaccount that is taken before determining the unit value of that subaccount.

net premium	The part of your premium that we allocate to the fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value	The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any outstanding loan amount and minus any accrued loan interest.

NYSE	The New York Stock Exchange.

planned periodic premium	A premium payment you make in a level amount at a fixed interval over a specified period of time.

Policy	The Transamerica® Freedom Asset Advisor variable life insurance policy without any supplemental riders (benefits).

Policy date	The date, generally when our underwriting process is complete, full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to take the monthly deductions. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio	One of the separate investment portfolios of a fund.

premium expense charge	The charge that is deducted from each premium payment before determining the net premium that will be credited to the cash value.

premiums	All payments you make under the Policy other than loan repayments.

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reallocation account	That portion of the fixed account where we hold the net premium(s) from the record date until the reallocation date.

reallocation date	The date we reallocate all cash value held in the reallocation account to the fixed account and/or subaccounts you selected on your application. We place your net premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your free look right. In those states we set the reallocation date to coincide with the free look period that is applicable to your Policy plus a margin of five days for Policy delivery. In all other states, the reallocation date is the later of the policy date or the record date.

record date	The date we record your Policy on our books and your Policy is issued. The record date is generally the Policy date, unless the Policy is backdated.

separate account	The WRL Series Life Account G is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount (may be referred to as “face amount” in riders)	The initial specified amount of life insurance that you have selected is shown on the Policy’s schedule pages that you receive when the Policy is issued. The specified amount in force (also referred to as current specified amount) is the initial specified amount, adjusted for any increases or decreases in the Policy’s specified amount. Other events such as a request to increase or decrease the specified amount, change in death benefit option or a cash withdrawal (if you choose death benefit Option A or if you choose death benefit Option C and the insured is attained age 71 or greater) may also affect the specified amount in force.

subaccount	A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund.

termination	When the insured’s life is no longer insured under the Policy and neither the Policy (nor any rider) is in force.

valuation date	Each day the New York Stock Exchange is open for normal trading. Transamerica Premier is open for business whenever the New York Stock Exchange is open. Please Note: Any day that Transamerica Premier is open for business, but the New York Stock Exchange is not open for normal trading, is considered a valuation date.

valuation period	The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our, the Company, TPLIC (Transamerica Premier)	Transamerica Premier Life Insurance Company.
written notice	The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete and in good order, it must: (1) be in a form we accept; (2) contain the information and documentation that we determine we need to take the action you request; and (3) be received at our mailing address.

you, your (owner or policyowner)	The person entitled to exercise all rights as owner under the Policy.

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APPENDIX A

ILLUSTRATIONS

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. These illustrations also assume some premium allocation to the fixed account. The tables illustrate Policy value that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

The first illustration that follows is based on a Policy for an insured who is a 45-year-old male in the Preferred Elite non-tobacco rate class (the “representative insured”), annual premium paid on the first day of the first three Policy years of $60,000 with no premium paid thereafter, a $1,300,000 initial specified amount and death benefit Option A and using the Guideline Premium Life Insurance Compliance Test. That illustration also assumes cost of insurance charges based on our current cost of insurance rates for the representative insured. Generally, the cost of insurance rises with advancing age.

The second illustration that follows is based on the same factors as those reflected in the first illustration, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables).

The amounts shown in the illustrations for the death benefits, cash values and net surrender values take into account the amount and timing of all Policy, subaccount and portfolio fees assessed under the Policy. The current illustration uses the current charges, and the guaranteed illustration uses the guaranteed charges. These charges are:

(1)

the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is currently equivalent to an annual charge of 0.50% of the average net assets of the subaccounts. We guarantee this charge will not be more than 1.00%.

(2)

estimated daily expenses equivalent to an effective arithmetic average annual expense level of 1.19% of the portfolios’ gross average daily net assets. The 1.19% gross average portfolio expense level assumes an equal allocation of amounts among the 66 subaccounts available to new investors. We used annualized actual audited expenses incurred during 2016 for the portfolios to calculate the gross average annual expense level; and

(3)	the premium expense charge (0% Current; 2% Guaranteed, except for residents of Puerto Rico) of all premium payments.

The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the separate account are not reflected because we are not currently assessing such charges. If tax charges are deducted in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular Policy likely will be more or less than the hypothetical investment rates of return. The actual return on your cash value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy’s monthly charges and other charges, the portfolios’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the portfolios.

We will furnish the owner, upon request, a personalized illustration reflecting the proposed insured’s age, sex, risk classification and desired Policy features. Contact your registered representative or our administrative office. (See prospectus back cover – “Inquiries.”)

58

TRANSAMERICA® FREEDOM ASSET ADVISOR

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 45

Specified Amount $1,300,000	Preferred Elite Class
Annual Premium $60,000 for 3 years	Option Type A

Using Current Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1	1,300,000	1,300,000	1,300,000	58,400	61,982	64,370
2	1,300,000	1,300,000	1,300,000	115,597	126,415	133,867
3	1,300,000	1,300,000	1,300,000	171,644	193,447	208,964
4	1,300,000	1,300,000	1,300,000	167,560	200,591	225,132
5	1,300,000	1,300,000	1,300,000	163,344	207,855	242,468
6	1,300,000	1,300,000	1,300,000	158,983	215,234	261,063
7	1,300,000	1,300,000	1,300,000	154,457	222,713	281,010
8	1,300,000	1,300,000	1,300,000	149,761	230,297	302,428
9	1,300,000	1,300,000	1,300,000	144,874	237,973	325,433
10	1,300,000	1,300,000	1,300,000	139,759	245,710	350,135
15	1,300,000	1,300,000	1,300,000	109,251	284,167	504,011
20	1,300,000	1,300,000	1,300,000	64,174	316,727	725,249
25	*	1,300,000	1,300,000	*	335,943	1,054,733
30 (Age 75)	*	1,300,000	1,665,778	*	322,016	1,556,801
35 (Age 80)	*	1,300,000	2,419,308	*	239,166	2,304,103
40 (Age 85)	*	*	3,564,472	*	*	3,394,736
45 (Age 90)	*	*	5,215,636	*	*	4,967,273
50 (Age 95)	*	*	7,361,374	*	*	7,288,490
55 (Age 100)	*	*	10,863,764	*	*	10,863,764
60 (Age 105)	*	*	16,110,163	*	*	15,950,656
65 (Age 110)	*	*	23,576,892	*	*	23,343,457
70(Age 115)	*	*	35,004,258	*	*	34,657,682

	NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	End of Policy Year		0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1	58,400	61,982	64,370	20		64,174	316,727	725,249
2	115,597	126,415	133,867	25	*		335,943	1,054,733
3	171,644	193,447	208,964	30	(Age 75)	*	322,016	1,556,801
4	167,560	200,591	225,132	35	(Age 80)	*	239,166	2,304,103
5	163,344	207,855	242,468	40	(Age 85)	*	*	3,394,736
6	158,983	215,234	261,063	45	(Age 90)	*	*	4,967,273
7	154,457	222,713	281,010	50	(Age 95)	*	*	7,288,490
8	149,761	230,297	302,428	55	(Age 100)	*	*	10,863,764
9	144,874	237,973	325,433	60	(Age 105)	*	*	15,950,656
10	139,759	245,710	350,135	65	(Age 110)	*	*	23,343,457
15	109,251	284,167	504,011	70	(Age 115)	*	*	34,657,682
*	In the absence of an additional payment, the Policy would lapse.

59

TRANSAMERICA® FREEDOM ASSET ADVISOR

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 45

Specified Amount $1,300,000	Preferred Elite Class
Annual Premium $60,000 for 3 years	Option Type A

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1	1,300,000	1,300,000	1,300,000	54,515	57,949	60,239
2	1,300,000	1,300,000	1,300,000	107,696	117,974	125,058
3	1,300,000	1,300,000	1,300,000	159,637	180,236	194,907
4	1,300,000	1,300,000	1,300,000	152,740	183,668	206,680
5	1,300,000	1,300,000	1,300,000	145,758	187,025	219,195
6	1,300,000	1,300,000	1,300,000	138,620	190,237	232,451
7	1,300,000	1,300,000	1,300,000	131,245	193,221	246,437
8	1,300,000	1,300,000	1,300,000	123,552	195,889	261,146
9	1,300,000	1,300,000	1,300,000	115,471	198,163	276,585
10	1,300,000	1,300,000	1,300,000	106,859	199,893	292,702
15	1,300,000	1,300,000	1,300,000	54,305	198,070	385,029
20	*	1,300,000	1,300,000	*	166,091	499,356
25	*	1,300,000	1,300,000	*	74,892	641,289
30 (Age 75)	*	*	1,300,000	*	*	826,596
35 (Age 80)	*	*	1,300,000	*	*	1,094,310
40 (Age 85)	*	*	1,620,415	*	*	1,543,252
45 (Age 90)	*	*	2,274,724	*	*	2,166,404
50 (Age 95)	*	*	3,086,748	*	*	3,056,186
55 (Age 100)	*	*	4,451,179	*	*	4,451,179
60 (Age 105)	*	*	6,416,182	*	*	6,352,655
65 (Age 110)	*	*	9,106,451	*	*	9,016,288
70(Age 115)	*	*	13,183,898	*	*	13,053,364

	NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	End of Policy Year	0% (Gross) -1.19% (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1	54,515	57,949	60,239	20	*	166,091	499,356
2	107,696	117,974	125,058	25	*	74,892	641,289
3	159,637	180,236	194,907	30 (Age 75)	*	*	826,596
4	152,740	183,668	206,680	35 (Age 80)	*	*	1,094,310
5	145,758	187,025	219,195	40 (Age 85)	*	*	1,543,252
6	138,620	190,237	232,451	45 (Age 90)	*	*	2,166,404
7	131,245	193,221	246,437	50 (Age 95)	*	*	3,056,186
8	123,552	195,889	261,146	55 (Age 100)	*	*	4,451,179
9	115,471	198,163	276,585	60 (Age 105)	*	*	6,352,655
10	106,859	199,893	292,702	65 (Age 110)	*	*	9,016,288
15	54,305	198,070	385,029	70 (Age 115)	*	*	13,053,364
*	In the absence of an additional payment, the Policy would lapse.

60

PROSPECTUS BACK COVER

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge and upon request, with certain personalized hypothetical illustrations showing the death benefit, net surrender value and cash value. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or cash value.

Inquiries

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your registered representative, or send it to our mailing address at:

Transamerica Premier Life Insurance Company

4333 Edgewood Rd. NE

Cedar Rapids, Iowa 52499-0001

1-800-851-9777

Facsimile: 1-727-299-1620

(Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern Time)

www.premier.transamerica.com

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549-0002. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Industry Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

SEC File No. 333-199064

05/2017

61

TRANSAMERICA® FREEDOM ASSET ADVISOR

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

WRL Series Life Account G

Supplement dated October 1, 2020

to the

Statement of Additional Information dated

May 1, 2017

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 2017 for Transamerica® Freedom Asset Advisor policy (the “Policy”). Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the same meaning given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

Effective on October 1, 2020 Transamerica Premier Life Insurance Company (“TPLIC”); formerly known as Western Reserve Life Assurance Co. of Ohio) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TPLIC was the issuer of the policies. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including the WRL Series Life Account G (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Policy. The Policy has thereby become a flexible premium variable life insurance policy funded by a separate account of TLIC. The information below describes changes to the Statement of Additional Information as a result of the Merger and otherwise updates information in the Statement of Additional Information. Accordingly, all references in the Statement of Additional Information to the issuer of the Policy are amended to refer to Transamerica Life Insurance Company.

TPLIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies. Although Policies will no longer be sold, additional premium payments will continue to be permitted.

I.	The following herby replaces the table in the SAI “Please direct transactions, claim forms, payments and other correspondence and notices as follows”:

Transaction	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)

Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)

Electronic Transaction	www.tlic.transamerica.com

Payments made by check	PO Box 653011, Dallas, TX 75265-3011 or 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

Claims, general correspondence, and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

II.	The following hereby replaces the “Independent Registered Public Accounting Firm” section (p. 5) of the Statement of Additional Information:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the WRL Series Life Account G as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

III.	The following hereby replaces the “FINANCIAL STATEMENTS section (p. 6) of the Statement of Additional Information:

FINANCIAL STATEMENTS

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI).

Separate Account

The values of Your interest in the Separate Account will be affected solely by the investment results of the selected Subaccount(s). The statutory-basis financial statements and schedules of Transamerica Life Insurance Company should be considered only as bearing on the ability of us to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following financial statements replace the financial statements contained in the Statement of Additional Information

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Amounts presented in thousands

Effective October 1, 2020, Transamerica Life Insurance Company (“TLIC”, or “the Company”) will merge with Transamerica Premier Life Insurance Company (“TPLIC”), an Iowa domiciled affiliate, and MLIC Re I, Inc. (“MLRe”), a Vermont domiciled affiliate, with TLIC emerging as the surviving entity pursuant to the Plan of Merger, which was approved by the Iowa Insurance Division (IID) and the Department of Financial Regulation of Vermont.

In conjunction with the merger the historical financial statements were combined under NAIC Statutory Accounting Practices and Procedures Manual Statements of Statutory Accounting Principles (SSAP) No. 68 Business Combinations and Goodwill (SSAP 68) Paragraph 10 Statutory Merger, whereby the former statutory bases of accounting are retained.

The unaudited pro forma condensed combined financial information below should be read in conjunction with the notes thereto and audited consolidated financial statements for the year ended December 31, 2019 included herein.

The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the merger been completed on the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the resulting company. This information does not give effect to (1) our results of operations or other transactions or developments since December 31, 2019, (2) the impact of releasing the letter of credit reflected as an admitted asset by MLRe, (3) the effects of transactions or developments that may occur subsequent to December 31, 2019 after the pro forma financial statements, and (4) the impact of intercompany transactions between entities, including reinsurance, that have not been reflected in historical balances, but will be adjusted on a go forward basis. The foregoing matters could cause both TLIC’s historical pro forma financial position and results of operations, and TLIC’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information of TLIC gives effect to the merger as if it had been completed as of December 31, 2019. The statutory financial statements for the Company, TPLIC, and MLRe are combined below retaining the historical statutory bases to arrive at merged pro forma financial statements at December 31, 2019 as follows:

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Balance Sheet

12/31/2019 Pro forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
ASSETS:
Investments	41,771,924	24,479,103	314,148	—	66,565,175
Letter of Credit[1]	—	—	770,000	—	770,000
Other Assets	2,730,813	1,529,256	35,731	—	4,295,800
Separate Account Assets	85,720,689	26,508,334	—	—	112,229,023

TOTAL ADMITTED ASSETS	130,223,426	52,516,693	1,119,879	—	183,859,998

LIABILITIES, CAPITAL & SURPLUS:
Policy Liabilities	27,308,732.0	18,714,626.0	770,000.0	—	46,793,358.0
Other Liabilities	10,665,836.0	4,992,797.0	9,103.0	—	15,667,736.0
Separate Account Liabilities	85,720,688.0	26,508,334.0	—	—	112,229,022.0

Total Liabilities	123,695,256.0	50,215,757.0	779,103.0	—	174,690,116.0

Capital	6,762.0	10,137.0	250.0	(10,387.0)	6,762.0
Surplus Notes	—	60,000.0	—	—	60,000.0
Gross Paid in and Contributed Surplus	2,610,713.0	1,057,861.0	123,000.0	—	3,791,574.0
Aggregate write-in for Special Surplus	195,434.0	1,334.0	—	—	196,768.0
Unassigned Surplus	3,715,261.0	1,171,604.0	217,526.0	10,387.0	5,114,778.0

Total Capital & Surplus	6,528,170.0	2,300,936.0	340,776.0	—	9,169,882.0

TOTAL LIABILITIES , CAPITAL & SURPLUS	130,223,426.0	52,516,693.0	1,119,879.0	—	183,859,998.0

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Earnings

12/31/2019 Pro Forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
REVENUES:
Premiums and Deposits	12,146,106.0	3,347,881.0	198,853.0	—	15,692,840.0
Net Investment Income	1,644,325.0	1,094,859.0	11,735.0	—	2,750,919.0
Comm and Exp Allowance & Reserve Adj Ceded	444,368.0	(170,748.0)	—	—	273,620.0
Other	1,907,252.0	362,101.0	—	—	2,269,353.0

Total Revenue	16,142,051.0	4,634,093.0	210,588.0	—	20,986,732.0

Benefits and Expenses:
Benefits Paid	17,561,497.0	3,534,284.0	391,512.0	—	21,487,293.0
Policy liability change	(2,277,561.0)	961,715.0	(60,000.0)	—	(1,375,846.0)
Commissions	908,521.0	512,527.0	48,511.0	—	1,469,559.0
Expenses and other	833,410.0	503,282.0	(230,348.0)	—	1,106,344.0
Transfers to (from) Separate Accounts	(3,868,617.0)	(1,261,078.0)	—	—	(5,129,695.0)

Total Benefits and Expenses	13,157,250.0	4,250,730.0	149,675.0	—	17,557,655.0

Gain from Operations Before Policyholder Dividends and Taxes	2,984,801.0	383,363.0	60,913.0	—	3,429,077.0
Policyholder Dividends	9,236.0	1,030.0	—	—	10,266.0
Taxes	(77,933.0)	39,259.0	(202.0)	—	(38,876.0)

Gain from Operations Before Net Realized Capital Gains (Losses)	3,053,498.0	343,074.0	61,115.0	—	3,457,687.0

Realized Capital Gains (Losses)	240,524.0	229,130.0	(47.0)	—	469,607.0

Net Statutory Income	3,294,022.0	572,204.0	61,068.0	—	3,927,294.0

Footnote references from financial statements:

1:

As of December 31, 2019, MLRe had a permitted practice with explicit permission of the Deputy Commissioner of Captive Insurance of the State of Vermont that allows the admission on the U.S. statutory statement of a letter of credit. The letter of credit was $770,000 at December 31, 2019 and is included in the Total Admitted Assets balance of MLRe presented above. Upon MLRe being merged into TLIC, the permitted practice will no longer exist and the letter of credit will not transfer into the merged entity. Pursuant to the plan of merger approved by the IID, the LOC will be presented in the historical combined financial statements as of year-end 2019.

2:

Merger proforma includes the elimination of $10,387 of Unassigned Surplus with an offsetting charge to Capital on the balance sheet is related to the cancellation of the common stock ownership of TPLIC by the Company, and was eliminated based on the requirements set forth in SSAP 68 requiring adjustment of the capital accounts of entities to reflect appropriate par values of the new entity.

3:

On May 15, 2020, TPLIC paid a dividend to its parent company, Commonwealth General Corporation (“CGC”), in the amount of $700,000. The dividend and contribution included $76,604 in cash and $623,396 in securities. The December 31, 2019 amounts presented above do not reflect that transaction.

Subsequent Events:

Additional subsequent events have been evaluated for disclosure through September 29, 2020.

On June 30, 2020, the Company received $96,035 from Transamerica Financial Life Insurance Company (“TFLIC”) as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (“TPRe”), a newly formed AXXX captive and affiliate, and Transamerica Pacific Insurance Company, Ltd (“TPIC”) entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture certain universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements to cover the secondary guarantee only.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the Company to TPLIC. The Company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Basis of Presentation

The accompanying pro forma financial statements have been prepared in conformity with accounting practices prescribed or permitted by the IID, which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed. See the audited financials for a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements.

The pro forma financial statements and any financial reporting restatements with respect to the newly merged entity will be prepared in accordance with NAIC SAP. More specifically, the pro forma reflects the statutory merger with the assets, liabilities and surplus of the reported statutory entities carried forward from the historical statutory accounting basis.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying pro forma financial statements should be read in conjunction with the related historical information for the Company and are not necessarily indicative of the results that would have been attained had the merger taken place as of the presentation date.

Impacts of Merger

As demonstrated in the pro formas above, the historical balances for the companies involved in the merger have been retained, as outlined in the Plan of Merger approved by the IID. There are intercompany transactions between entities, including reinsurance, that have not been eliminated in historical balances, but will be adjusted on a go forward basis. While the adjustments may be material to individual line items, the eliminations have no impact on the merged company capital and surplus.

Before the merger, TPLIC was the issuer of the variable policies. Upon consummation of the merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including all of TPLIC’s separate accounts (the “Separate Accounts”) that fund TPLIC’s variable policies, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under TPLIC’s variable policies. Accordingly, all references in the variable policy prospectuses to Transamerica Premier Life Insurance Company are amended to refer to Transamerica Life Insurance Company.

The merger did not affect the terms of, or the rights and obligations under, the variable policies, other than to change the insurance company that provides policy benefits from TPLIC to TLIC. The merger also did not result in any adverse tax consequences for any policy owners, and policy owners will not be charged additional fees or expenses as a result of the merger. The account value or unit values of the policies will not change as a result of the merger.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019, including the related notes and schedules of supplementary insurance information and reinsurance as of December 31, 2019, 2018 and for each of the three years in the period ended December 31, 2019 and summary of investments—other than investments in related parties as of December 31, 2019 listed in the accompanying index (collectively referred to as the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Transamerica Advisors Life Insurance Company into the Company on July 1, 2019 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the financial statements, in 2019 the Company changed its valuation basis for variable annuities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 27, 2020

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$1,693,803	$2,331,468
Bonds	25,412,467	27,627,135
Preferred stocks	111,630	104,793
Common stocks	3,217,206	2,998,481
Mortgage loans on real estate	5,096,613	4,600,493
Real estate	51,546	114,446
Policy loans	1,099,596	1,139,853
Securities lending reinvested collateral assets	1,246,827	1,835,122
Derivatives	1,718,025	2,097,951
Other invested assets	2,124,211	1,666,946

Total cash and invested assets	41,771,924	44,516,688

Accrued investment income	404,846	428,558
Premiums deferred and uncollected	286,843	115,235
Net deferred income tax asset	475,358	627,639
Variable annuity reserve hedge offset deferral	195,067	231,853
Other assets	1,368,699	1,472,587
Separate account assets	85,720,689	76,783,392

Total admitted assets	$130,223,426	$124,175,952

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$26,237,936	27,294,949
Policy and contract claim reserves	479,226	527,901
Liability for deposit-type contracts	591,570	967,757
Other policyholders’ funds	21,831	17,617
Transfers from separate accounts due or accrued	(898,597)	(1,034,929)
Funds held under reinsurance treaties	4,094,413	3,785,867
Asset valuation reserve	879,143	694,388
Interest maintenance reserve	308,453	299,928
Derivatives	1,851,801	975,974
Payable for collateral under securities loaned and other transactions	1,731,464	3,080,656
Borrowed money	1,274,504	3,052,991
Other liabilities	1,402,824	1,452,027
Separate account liabilities	85,720,688	76,783,391

Total liabilities	123,695,256	117,898,517

Total capital and surplus	6,528,170	6,277,435

Total liabilities and capital and surplus	$130,223,426	$124,175,952

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and other considerations	$12,146,106	$10,813,518	$(3,514,168)
Net investment income	1,644,325	1,667,172	2,516,282
Commissions and expense allowances on reinsurance ceded	527,860	835,062	608,958
Reserve adjustment on reinsurance ceded	(83,492)	(67,838)	(1,210,892)
Consideration received on reinsurance recapture and novations	15,485	217,258	462,313
Separate accounts net gain from operations	—	—	139,852
Fee revenue and other income	1,891,767	1,971,474	1,996,610

Total revenue	16,142,051	15,436,646	998,955

Benefits and expenses
Death benefits	1,706,779	1,760,272	1,588,061
Annuity benefits	1,173,639	1,183,691	1,207,143
Accident and health benefits	281,435	295,343	141,823
Surrender benefits	14,231,385	14,536,177	13,109,739
Other benefits	168,259	156,157	156,951
Net increase (decrease) in reserves	(2,277,561)	228,055	(12,826,051)
Commissions	908,521	912,831	927,565
Net transfers to (from) separate accounts	(3,868,617)	(4,075,245)	(2,619,683)
IMR adjustment due to reinsurance	—	(13,229)	(2,065,984)
General insurance expenses and other	833,410	1,219,389	1,033,737

Total benefits and expenses	13,157,250	16,203,441	653,301

Gain (loss) from operations before dividends and federal income taxes	2,984,801	(766,795)	345,654

Dividends to policyholders	9,236	5,953	8,057

Gain (loss) from operations before federal income taxes	2,975,565	(772,748)	337,597
Federal income tax (benefit) expense	(77,933)	(63,062)	(1,035,106)

Net gain (loss) from operations	3,053,498	(709,686)	1,372,703
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	240,524	(714,132)	(575,050)

Net income (loss)	$3,294,022	$(1,423,818)	$797,653

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2017	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	6,467,401
Merger of Transamerica Advisors Life Insurance Company (TALIC)	—	—	—	—	242,198	—	453,845	696,043

Balance at January 1, 2017 (TALIC Merger)	6,762	1,282	(58,000)	150,000	3,896,028	577,936	2,589,436	7,163,444
Net income (loss)	—	—	—	—	—	—	797,653	797,653
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(489,076)	1,172,461	683,385
Change in net deferred income tax asset	—	—	—	—	—	—	(956,486)	(956,486)
Change in nonadmitted assets	—	—	—	—	—	—	474,981	474,981
Change in asset valuation reserve	—	—	—	—	—	—	124,240	124,240
Change in surplus in separate accounts	—	—	—	—	—	—	(117,876)	(117,876)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	230,908	230,908
Dividends to stockholders	—	—	—	—	—	—	(620,523)	(620,523)
Return of capital	—	—	—	—	(422,572)	—	—	(422,572)
Other changes—net	—	(298)	—	—	(626)	981	(5,738)	(5,681)

Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,472,830	$89,841	$3,689,056	$7,351,473
Net income (loss)	—	—	—	—	—	—	(1,423,818)	(1,423,818)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	145,059	1,145,316	1,290,375
Change in net deferred income tax asset	—	—	—	—	—	—	164,466	164,466
Change in nonadmitted assets	—	—	—	—	—	—	45,646	45,646
Change in asset valuation reserve	—	—	—	—	—	—	16,359	16,359
Change in surplus as a result of reinsurance	—	—	—	—	—	—	17,616	17,616
Dividends to stockholders	—	—	—	—	—	—	(624,567)	(624,567)
Return of capital	—	—	—	—	(558,740)	—	—	(558,740)
Other changes—net	—	(559)	—	—	2,576	(3,047)	(345)	(1,375)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435
Net income (loss)	—	—	—	—	—	—	3,294,022	3,294,022
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	(36,786)	(290,676)	(327,462)
Change in net deferred income tax asset	—	—	—	—	—	—	(164,812)	(164,812)
Change in nonadmitted assets	—	—	—	—	—	—	105,654	105,654
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	(1,248,411)	(1,248,411)
Change in asset valuation reserve	—	—	—	—	—	—	(184,755)	(184,755)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	(146,952)	(146,952)
Change in surplus notes	—	—	—	(150,000)	—	—	—	(150,000)
Change in treasury stock	—	—	58,000	—	—			58,000
Return of capital	—	—	—	—	(307,578)	—	—	(307,578)
Dividends to stockholders	—	—	—	—	—	—	(725,000)	(725,000)
Other changes—net	—	(425)	—	—	1,625	367	46,462	48,029

Balance at December 31, 2019	$6,762	$—	$—	$—	$2,610,713	$195,434	$3,715,261	$6,528,170

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$11,959,055	$10,836,714	$5,030,303
Net investment income	1,853,706	1,826,005	2,524,319
Other income	2,295,448	2,891,089	6,905,408
Benefit and loss related payments	(17,435,718)	(17,958,301)	(16,076,467)
Net transfers from separate accounts	4,005,482	4,343,398	2,904,380
Commissions and operating expenses	(1,898,769)	(1,892,868)	(2,050,512)
Dividends paid to policyholders	(5,889)	(6,350)	(7,348)
Federal income taxes (paid) received	(139,992)	939,301	438,896

Net cash provided by (used in) operating activities	633,323	978,988	(331,021)

Investing activities
Proceeds from investments sold, matured or repaid	$15,951,729	$9,086,610	$10,468,686
Costs of investments acquired	(13,028,169)	(7,574,764)	(8,455,291)
Net change in policy loans	40,258	48,668	52,058

Net cost of investments acquired	(12,987,911)	(7,526,096)	(8,403,233)

Net cash provided by (used in) investing activities	$2,963,818	$1,560,514	$2,065,453

Financing and miscellaneous activities
Repayment of surplus notes	$(150,000)	$—	$—
Capital and paid in surplus received (returned)	(248,376)	(556,833)	(434,179)
Dividends to stockholders	(725,000)	(564,220)	(620,523)
Net deposits (withdrawals) on deposit-type contracts	(429,725)	(201,168)	(2,167,303)
Net change in borrowed money	(1,765,528)	(1,151,474)	1,874,369
Net change in funds held under reinsurance treaties	(60,731)	(271,793)	(75,583)
Net change in payable for collateral under securities lending and other transactions	(1,347,778)	(15,819)	(125,030)
Other cash (applied) provided	492,332	587,583	98,001

Net cash provided by (used in) financing and miscellaneous activities	(4,234,806)	(2,173,724)	(1,450,248)

Net increase (decrease) in cash, cash equivalents and short-term investments	(637,665)	365,778	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	2,331,468	1,965,690	1,681,506

End of year	$1,693,803	$2,331,468	$1,965,690

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2019	2018	2017
Non-cash activities during the year not included in the Statutory Statement of Cash Flows:
Stock cancellations	$57,575	$—	$—
Non-cash dividend to parent company	—	60,347	—
Investments received for insured securities losses	—	16,489	—
Write off of prepaid real estate related assets	—	2,727	—
Non-cash capital contribution to investment subsidiary	—	1,971	—
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	—	—	7,196,754
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Transfer of bonds to settle reinsurance obligations	—	—	22,479
Asset transfer of ownership between hedge funds	—	—	125,036

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas-domiciled affiliate. On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of TALIC and FReC on a US statutory basis were carried forward to the merged company. As a result of the mergers, TALIC and FReC’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC is no longer reflected as ceded risk in the restated merged financials. As a result of the merger, the business previously ceded from TALIC to the Company is no longer reflected as assumed risk in the restated merged financials.

Summarized financial information for the Company and TALIC presented separately for periods prior to the merger is as follows. The amounts presented for the Company’s revenues are reflective of the revision as described in Note 3:

	Year Ended December 31
	2018	2017
Revenues:
Company	$15,206,362	$730,065
TALIC	230,284	268,890

	$15,436,646	$998,955

Net income (loss):
Company	$(1,353,504)	$603,700
TALIC	(70,314)	193,953

	$(1,423,818)	$797,653

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31 2018
Assets:
Company	$117,015,550
TALIC	7,204,454
Reclassification to conform to current year presentation: Current federal income tax recoverable	(44,052)

$124,175,952

Liabilities:
Company	$111,237,254
TALIC	6,705,315
Reclassification to conform to current year presentation: Other liabilities	(44,052)

$117,898,517

Capital and Surplus:
Company	$5,778,296
TALIC	499,139

$6,277,435

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, and pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed investment contracts. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements which differs from NAIC SAP:

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2019	2018	2017
Net income (loss), State of Iowa basis	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
None				—	—	—

Net income (loss), NAIC SAP	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$6,528,170	$6,277,435	$7,351,473
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds—Change in net unrealized capital gains/ losses	—	(231,853)	(86,794)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$6,528,170	$6,045,582	$7,264,679

The Company elected early adoption of SSAP No. 108, Derivatives Hedging Variable Annuities Guarantees (SSAP 108) effective July 1, 2019. The early adoption allowed for transition from and release of a similar permitted practice in place with the IID since October 1, 2016 (the Permitted Practice). The Company received approval from the IID on September 4, 2019. Please refer to Note 3 for additional information.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the risk-based capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $127,960. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86—Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheets and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the Company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheets and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheets (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheets. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheets, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Offsetting of Assets and Liabilities

Financial assets and liabilities are offset in the Balance Sheets when the Company has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis.

Other Assets and Other Liabilities

Other assets consist primarily of reinsurance receivable, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of remittances, amounts withheld by the Company, accrued expenses, payable for securities and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Separate Accounts

The majority of separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Certain other non-indexed guaranteed separate accounts represent funds invested by the Company for the benefit of the contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than the guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Non-indexed guaranteed separate account assets and liabilities are carried at fair value. These guarantees are included in the general account due to the nature of the guaranteed return.

Assets held in trust for purchases of variable life, variable universal life, variable annuity, and modified guaranteed annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Income and gains and losses with respect to the assets in the separate accounts supporting modified guaranteed annuity contracts are included in the statements of operations as a component of net transfers from separate accounts.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Surrender values are not promised in excess of the legally computed reserves. For annual premium variable life insurance there is an extra premium charged to the policyholder before the premium is transferred to the Separate Accounts. An additional reserve for this policy is held in the General Account that is a multiple of the reserve that would otherwise be held. For interest sensitive whole life, the reserves held in the General Account are equal to the cash surrender value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheets date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP No. 101 does not consider state income taxes in the measurement of deferred taxes. SSAP No. 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported net deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC SAP.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets to the extent that they are not impaired.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

As of July 1, 2019, the Company has received IID approval on an approach for transitioning from a prior permitted practice into full implementation of SSAP No. 108. The approved transition approach will not result in adjustment to the Company’s historical statutory reporting or existing unamortized deferral balances established under the permitted practice at the time of transition. The Company will continue amortizing deferral balances established under the permitted practice according to the amortization schedule previously approved. This amortization will be reported as net realized capital gains (losses) in the Statements of Operations. The net deferral is re-classed from unassigned to special surplus and is presented in the Variable annuity reserve hedge offset deferral financial statement line item on the balance sheets. As of the date of transition, current period fair value fluctuations in the designated derivative instruments offset by the current period Valuation Manual section 21 (VM-21) liability change attributed to the hedged risk (“natural offset”) will be included in net realized capital gains (losses) in the Statements of Operations. As of the date of transition, the Company is fully compliant with the provisions of SSAP 108. The adoption of SSAP 108 and the contemporaneous release of the Permitted Practice will not impact historical statutory reporting or remaining residual balances established under the Permitted Practice and will not have a significantly different impact, in comparison to the Permitted Practice, on the Company’s statutory capital position or RBC ratio. Differences include reporting the natural offset as net realized capital gains/losses in the statements of operations compared to previously being included within the change in unrealized gains/losses with no impact to capital and surplus. Additionally, the deferral amortization under SSAP 108 begins in the subsequent reporting period as opposed to starting in the period it was established, as with the Permitted Practice. The delay in deferral amortization impacts the timing and flow through statutory capital and surplus, but does not create material differences from the Permitted Practice.

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 VM-21 and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the increase to the VM-21 reserve of $1,248,411. As a result, the Company released the voluntary reserve that was recorded to account for the adoption in the amount of $850,000 which was developed considering Q4 2018 balances and factors. The change year-over-year is due to significant market factor changes such as bond yields and treasury rates. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Revision to Prior Years

During 2019, the Company identified errors in prior year financial statements for which the Company has determined it appropriate to revise. The Company assessed the materiality of these revisions and concluded these revisions are not material to the December 31, 2018 and 2017 financial statements as a whole. The following tables show the impact of the revision after the effect of the TALIC merger as described in Note 1:

	Year Ended December 31, 2018
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$11,448,988	$(635,470)	$10,813,518
Fee revenue and other income	1,977,174	(5,700)	1,971,474

Total revenue	$16,077,816	$(641,170)	$15,436,646

Benefits and expenses
Surrender benefits	$15,154,347	$(618,170)	$14,536,177

Total benefits and expenses	16,821,611	(618,170)	16,203,441
Gain (loss) from operations before dividends and federal income taxes	(743,795)	(23,000)	(766,795)

Federal income tax (benefit) expense	(55,012)	(8,050)	(63,062)
Net gain (loss) from operations	(694,736)	(14,950)	(709,686)

Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)

Statements of Changes in Capital and Surplus
Balance at December 31, 2017
Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)
Other changes—net	(16,325)	14,950	(1,375)

Balance at December 31, 2018	$6,277,435	$—	$6,277,435

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$11,449,184	$(612,470)	$10,836,714
Other income	2,896,789	(5,700)	2,891,089
Benefit and loss related payments	(18,576,471)	618,170	(17,958,301)

Net cash provided by (used in) operating activities	978,988	—	978,988
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(146,883)	$(54,285)	$(201,168)
Other cash (applied) provided	533,298	54,285	587,583

Net cash provided by (used in) financing and miscellaneous activities	(2,173,724)	—	(2,173,724)

Net increase (decrease) in cash, cash equivalents and short-term investments	365,778	—	365,778
Cash, cash equivalents and short-term investments:
Beginning of year	1,965,690	—	1,965,690

End of year	$2,331,468	$—	$2,331,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Year Ended December 31, 2017
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$(3,098,001)	$(416,167)	$(3,514,168)
Fee revenue and other income	1,997,110	(500)	1,996,610

Total revenue	$1,415,622	$(416,667)	$998,955

Benefits and expenses
Surrender benefits	$13,526,406	$(416,667)	$13,109,739

Total benefits and expenses	1,069,968	(416,667)	653,301
Gain (loss) from operations before dividends and federal income taxes	345,654	—	345,654

Net gain (loss) from operations	1,372,703	—	1,372,703

Net income (loss)	$797,653	$—	$797,653

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$5,446,470	$(416,167)	$5,030,303
Other income	6,905,908	(500)	6,905,408
Benefit and loss related payments	(16,493,134)	416,667	(16,076,467)

Net cash provided by (used in) operating activities	(331,021)	—	(331,021)
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(2,130,022)	$(37,281)	$(2,167,303)
Other cash (applied) provided	60,720	37,281	98,001

Net cash provided by (used in) financing and miscellaneous activities	(1,450,248)	—	(1,450,248)
Net increase (decrease) in cash, cash equivalents and short-term investments	284,184	—	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	1,681,506	—	1,681,506

End of year	$1,965,690	$—	$1,965,690

Management has determined that the amounts primarily relate to misclassifications of balances within the Statements of Operations and Cash Flows for the years ended December 31, 2018 and 2017 related to accounting for retirement plan cash flows and other cash flow presentation reclassifications. This error resulted in offsetting misstatements to premiums and other considerations, fee revenue and other income, and surrender benefits and corresponding offsetting misstatements within the cash provided by (used in) operating activities and cash provided by (used in) financing and miscellaneous activities. The misclassifications had no impact to the Company’s net income or capital and surplus in the prior years.

In addition, Management reclassified certain prior year out of period adjustments from income to capital and surplus per SSAP No. 3, Accounting Changes and Corrections of Errors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheets date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheets date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,298,116	$1,298,076	$1,042,719	$255,397	$—	$—	$—
Short-term notes receivable from affiliates	240,300	240,300	—	240,300	—	—	—
Bonds	28,644,195	25,412,467	5,355,305	22,844,657	444,233	—	—
Preferred stocks, other than affiliates	109,845	111,630	—	108,849	996	—	—
Common stocks, other than affiliates	80,789	80,789	10,227	19	70,543	—	—
Mortgage loans on real estate	5,383,132	5,096,613	—	—	5,383,132	—	—
Other invested assets	262,406	218,682	—	243,524	18,882	—	—
Derivative assets:
Options	311,739	311,739	—	311,739	—	—	—
Interest rate swaps	1,363,717	1,363,526	—	1,363,717	—	—	—
Currency swaps	8,929	7,304	—	8,929	—	—	—
Credit default swaps	59,599	34,248	—	59,599	—	—	—
Equity swaps	55	55	—	55	—	—	—
Interest rate futures	467	467	467	—	—	—	—
Equity futures	686	686	686	—	—	—	—
Derivative assets total	1,745,192	1,718,025	1,153	1,744,039	—	—	—
Policy loans	1,099,596	1,099,596	—	1,099,596	—	—	—
Securities lending reinvested collateral	987,763	987,763	96	987,667	—	—	—
Separate account assets	85,275,020	85,209,155	81,391,463	3,878,274	5,283	—	—
Liabilities
Investment contract liabilities	16,687,551	11,934,145	—	218,239	16,469,312	—	—
Derivative liabilities:
Options	151,696	151,696	—	151,696	—	—	—
Interest rate swaps	1,279,477	1,442,132	—	1,279,477	—	—	—
Currency swaps	2,279	4,328	—	2,279	—	—	—
Credit default swaps	(3,740)	13,450	—	(3,740)	—	—	—
Equity swaps	211,606	211,606	—	211,606	—	—	—
Interest rate futures	22,916	22,916	22,916	—	—	—	—
Equity futures	5,673	5,673	5,673	—	—	—	—
Derivative liabilities total	1,669,907	1,851,801	28,589	1,641,318	—	—	—
Dollar repurchase agreements	448,829	448,829	—	448,829	—	—	—
Payable for securities lending	1,246,827	1,246,827	—	1,246,827	—	—	—
Payable for derivative cash collateral	484,637	484,637	—	484,637	—	—	—
Separate account annuity liabilities	78,615,086	78,617,102	2,783	78,565,537	46,766	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,966,071	$1,966,071	$1,385,771	$580,300	$—	$—	$—
Short-term notes receivable from affiliates	261,000	261,000	—	261,000	—	—	—
Bonds	28,352,356	27,627,135	7,005,814	20,905,525	441,017	—	—
Preferred stocks, other than affiliates	97,812	104,793	—	94,815	2,997	—	—
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	—	—
Mortgage loans on real estate	4,647,770	4,600,493	—	—	4,647,770	—	—
Other invested assets	241,689	214,934	—	229,963	11,726	—	—
Derivative assets:
Options	996,427	996,427	—	996,427	—	—	—
Interest rate swaps	710,817	711,165	—	710,817	—	—	—
Currency swaps	15,288	15,495	—	15,288	—	—	—
Credit default swaps	52,360	52,579	—	52,360	—	—	—
Equity swaps	281,457	281,457	—	281,457	—	—	—
Interest rate futures	20,639	20,639	20,639	—	—	—	—
Equity futures	20,189	20,189	20,189	—	—	—	—
Derivative assets total	2,097,177	2,097,951	40,828	2,056,349	—	—	—
Policy loans	1,139,853	1,139,853	—	1,139,853	—	—	—
Securities lending reinvested collateral	1,660,683	1,660,683	71,045	1,589,638	—	—	—
Separate account assets	76,150,197	76,130,173	72,461,882	3,684,492	3,823	—	—
Liabilities
Investment contract liabilities	13,297,887	12,379,779	—	243,143	13,054,743	—	—
Derivative liabilities:
Options	344,808	344,808	—	344,808	—	—	—
Interest rate swaps	376,095	591,999	—	376,095	—	—	—
Currency swaps	1,706	645	—	1,706	—	—	—
Credit default swaps	(1,309)	13,394	—	(1,309)	—	—	—
Equity swaps	16,890	16,890	—	16,890	—	—	—
Interest rate futures	6,999	6,999	6,999	—	—	—	—
Equity futures	1,239	1,239	1,239	—	—	—	—
Derivative liabilities total	746,428	975,974	8,238	738,190	—	—	—
Dollar repurchase agreements	214,357	214,357	—	214,357	—	—	—
Payable for securities lending	1,835,122	1,835,122	—	1,835,122	—	—	—
Payable for derivative cash collateral	1,245,534	1,245,534	—	1,245,534	—	—	—
Separate account annuity liabilities	69,914,071	69,915,907	3,069	69,874,047	36,955	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$15,615	$4,075	$—	$19,690

Total bonds	—	15,615	4,075	—	19,690

Preferred stock
Industrial and miscellaneous	—	41	996	—	1,037

Total preferred stock	—	41	996	—	1,037

Common stock
Mutual funds	5,049	—	—	—	5,049
Industrial and miscellaneous	5,178	19	70,543	—	75,740

Total common stock	10,227	19	70,543	—	80,789

Cash equivalents and short-term
Money market mutual funds	1,042,719	—	—	—	1,042,719

Total cash equivalents and short-term	1,042,719	—	—	—	1,042,719

Securities lending reinvested collateral	96	—	—	—	96
Derivative assets	1,153	1,671,609	—	—	1,672,762
Separate account assets	81,255,681	3,293,963	4,271	—	84,553,915

Total assets	$82,309,876	$4,981,247	$79,885	$—	$87,371,008

Liabilities:
Derivative liabilities	$28,589	$1,633,210	$—	$—	1,661,799
Separate account liabilities	2,783	—	—	—	2,783

Total liabilities	$31,372	$1,633,210	$—	$—	$1,664,582

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$900	$—	$—	$900
Industrial and miscellaneous	—	26,472	8,205	—	34,677
Hybrid securities	—	2,282	—	—	2,282

Total bonds	—	29,654	8,205	—	37,859

Preferred stock
Industrial and miscellaneous	—	1,601	2,997	—	4,598

Total preferred stock	—	1,601	2,997	—	4,598

Common stock
Mutual funds	12,648	—	—	—	12,648
Industrial and miscellaneous	2,753	6	156,572	—	159,331

Total common stock	15,401	6	156,572	—	171,979

Cash equivalents and short-term
Money market mutual funds	1,385,771	—	—	—	1,385,771

Total cash equivalents and short-term	1,385,771	—	—	—	1,385,771

Securities lending reinvested collateral	71,045	—	—	—	71,045
Derivative assets	40,828	1,995,419	—	—	2,036,247
Separate account assets	72,321,900	3,124,101	3,823	—	75,449,824

Total assets	$73,834,945	$5,150,781	$171,597	$—	$79,157,323

Liabilities:
Derivative liabilities	$8,238	$811,965	$—	$—	$820,203
Separate account liabilities	3,069	—	—	—	3,069

Total liabilities	$11,307	$811,965	$—	$—	$823,272

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018:

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
RMBS	$—	$5	$—	$—	$(5)
Other	8,206	—	1,829	72	398
Preferred stock	2,997	—	—	—	(2,654)
Common stock	156,572	—	4,197	(5,874)	3,296
Separate account assets	3,824	1,264	807	(3)	(789)

Total	$171,598	$1,269	$6,833	$(5,805)	$246

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
RMBS	$—	$—	$—	$—	$—
Other	—	—	—	2,772	4,075
Preferred stock	653	—	—	—	996
Common stock	4,645	6,702	90,600	1	70,543
Separate account assets	848	—	(27)	93	4,271

Total	$6,146	$6,702	$90,573	$2,866	$79,885

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$—	$—	$—	$(3)	$3
RMBS	—	—	—	(26)	26
Other	14,619	—	5,465	108	423
Preferred stock	3,180	—	—	—	(754)
Common stock	197,751	—	270	(2,000)	3,398
Other long term	—	920	1,040	—	(310)
Derivatives	29,230	—	—	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Government	$—	$—	$—	$—	$—
RMBS	—	—	—	—	—
Other	—	—	—	1,479	8,206
Preferred stock	828	—	259	—	2,997
Common stock	—	216	42,400	123	156,572
Other long term	430	—	—	—	—
Derivatives	—	—	(3,869)	(80,576)	—
Separate account assets	100	—	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2019, the Company held one property as held-for sale, where carrying amount of $576 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Bonds:
United States Government and agencies	$4,280,658	$775,293	$372	$5,055,579
State, municipal and other government	1,174,675	125,422	16,509	1,283,588
Hybrid securities	271,982	42,062	1,464	312,580
Industrial and miscellaneous	15,555,330	2,013,749	42,420	17,526,659
Mortgage and other asset-backed securities	4,129,822	351,694	15,727	4,465,789

Total unaffiliated bonds	25,412,467	3,308,220	76,492	28,644,195
Unaffiliated preferred stocks	111,630	6,330	8,115	109,845

	$25,524,097	$3,314,550	$84,607	$28,754,040

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$58,311	$22,545	$67	$80,789

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,578,120	$277,575	$121,838	$6,733,857
State, municipal and other government	761,458	35,634	19,456	777,636
Hybrid securities	260,707	13,182	8,417	265,472
Industrial and miscellaneous	15,824,266	731,481	383,320	16,172,427
Mortgage and other asset-backed securities	4,202,584	265,837	65,457	4,402,964

Total unaffiliated bonds	27,627,135	1,323,709	598,488	28,352,356
Unaffiliated preferred stocks	104,793	3,022	10,003	97,812

	$27,731,928	$1,326,731	$608,491	$28,450,168

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$715,115	$721,686
Due after one year through five years	4,446,683	4,713,256
Due after five years through ten years	5,108,090	5,808,153
Due after ten years	11,012,757	12,935,311

	21,282,645	24,178,406
Mortgage and other asset-backed securities	4,129,822	4,465,789

	$25,412,467	$28,644,195

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$896	$4	$10,513	$368
State, municipal and other government	37,638	10,695	96,166	5,814
Hybrid securities	18,613	1,464	—	—
Industrial and miscellaneous	349,475	31,808	398,580	10,612
Mortgage and other asset-backed securities	217,019	12,486	503,736	3,241

Total bonds	623,641	56,457	1,008,995	20,035

Preferred stocks-unaffiliated	47,696	8,025	4,511	90
Common stocks-unaffiliated	—	—	739	67

	$671,337	$64,482	$1,014,245	$20,192

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$415,707	$25,873	$3,771,379	$95,965
State, municipal and other government	84,973	6,723	192,550	12,733
Hybrid securities	13,815	2,063	114,678	6,354
Industrial and miscellaneous	1,584,834	141,445	4,936,668	241,875
Mortgage and other asset-backed securities	796,932	39,004	828,836	26,453

Total bonds	2,896,261	215,108	9,844,111	383,380

Preferred stocks-unaffiliated	23,579	6,575	38,576	3,428
Common stocks-unaffiliated	—	—	11,083	1,130

	$2,919,840	$221,683	$9,893,770	$387,938

During 2019, there were $4,294 of loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2018 and 2017, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $5,546, $4,339 and $7,960, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$1,299	$1,056	$243	$1,056	$869	3/31/2019
79548KXQ6	295	271	24	271	228	3/31/2019
14984WAA8	1,399	1,295	104	1,295	1,295	6/30/2019
87266TAJ1	587	484	103	484	387	6/30/2019
79548KXQ6	250	250	—	250	209	6/30/2019
41161PPQ0	19,646	18,718	928	18,718	17,362	9/30/2019
36828QQK5	2,493	2,237	256	2,237	1,754	9/30/2019
79548KXQ6	221	203	18	203	58	9/30/2019
126671ZS8	4	4	—	4	4	9/30/2019
585525ES3	491	480	11	480	424	9/30/2019
15032GAC8	2,245	2,245	—	2,245	2,245	9/30/2019
41161PPQ0	18,422	18,368	54	18,368	16,944	12/31/2019
36828QQK5	2,237	1,134	1,103	1,134	1,751	12/31/2019
52108MDN0	3,049	366	2,683	366	1,870	12/31/2019
22541SGE2	432	417	15	417	426	12/31/2019
585525ES3	428	424	4	424	381	12/31/2019

			$5,546

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$12,486	$15,728	$39,004	$40,117
The aggregate related fair value of securities with unrealized losses	217,019	517,385	796,932	850,568

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 199 and 663 securities with a carrying amount of $735,818 and $3,141,523, and an unrealized loss of $64,482 and $221,683. Of this portfolio, 65.2% and 90.7% were investment grade with associated unrealized losses of $19,696 and $165,913, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 245 and 1,411 securities with a carrying amount of $1,033,633 and $10,269,495 and an unrealized loss of $20,125 and $386,809. Of this portfolio, 91.1% and 89.7% were investment grade with associated unrealized losses of $11,888 and $302,186, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 7 and 13 securities with a cost of $807 and $12,212 and an unrealized loss of $67 and $1,130.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	2	$18,813	$18,169
Loan-backed and structured securities, amortized cost	3	6,719	6,719
Preferred stock, amortized cost	1	996	996

Total	6	$26,528	$25,884

December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

The tables below present the Company’s gross and net receivable for securities and borrowed money financial statement line items that were subject to offsetting:

December 31, 2019	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$120,009	$101,474	$18,535
Liabilities:
Borrowed money	$550,303	$101,474	$448,829

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$273,566	$149,607	$123,959
Liabilities:
Borrowed money	$353,860	$149,607	$204,253

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 175 and 159 securities as a result of a callable feature which generated investment income of $13,296 and $18,683 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$13,048,390	$5,928,234	$18,171,710

Gross realized gains	$133,153	$86,626	$2,375,500
Gross realized losses	(37,677)	(209,899)	(151,723)

Net realized capital gains (losses)	$95,476	$(123,273)	$2,223,777

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2019, 2018 and 2017 of $30,802, $10,795 and $19,101, respectively.

At December 31, 2019 and 2018, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019
	Farm	Commercial	Total
AAA - AA	$10,519	$3,000,254	$3,010,773
A	31,600	1,812,978	1,844,578
BBB	6,458	217,779	224,237
BB	8,536	4,089	12,625
B	—	4,400	4,400

	$57,113	$5,039,500	$5,096,613

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,635,041	$2,635,260
A	42,814	1,745,127	1,787,941
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	—	—	—

	$58,453	$4,542,040	$4,600,493

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.52% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 82%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%.

During 2019 and 2018, the Company did not reduce the interest rate on any outstanding mortgage loans.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Commercial
	Farm	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$57,113	$4,958,605	$5,015,718
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	—	—
(d) 90-179 Days Past Due	—	—	—
(e) 180+ Days Past Due	—	80,895	80,895
Accruing interest 90-179 days past due
(a) Recorded investment	—	—	—
(b) Interest accrued	—	—	—
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$33,658	$1,483,157	$1,516,815

		Commercial
	Farm	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$4,461,023	$4,511,599
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	57,005	57,005
(d) 90-179 Days Past Due	7,875	—	7,875
(e) 180+ Days Past Due	—	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	—	7,876
(b) Interest accrued	96	—	96
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$1,286,604	$1,318,128

At December 31, 2019 and 2018, respectively, multiple mortgage loans with a carrying value of $80,895 and $24,014 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2019 and 2018. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2019 and 2018, there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2019 and 2018, the Company held no impaired loans with related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2019 and 2018 was $0 and $49,118, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2019	2018	2017
Balance at beginning of period	$—	$26,618	$1,421
Additions, net charged to operations	—	—	26,618
Recoveries in amounts previously charged off	—	(26,618)	(1,421)

Balance at end of period	$—	$—	$26,618

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2019, 2018 and 2017, respectively, the Company recognized $0, $852 and $5,359 of interest income on impaired loans. Interest income of $0, $860 and $2,806, respectively, was recognized on a cash basis for the years ended December 31, 2019, 2018 and 2017.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $69,202 and $46,436, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
Pacific	25%	28%	Apartment	47%	47%
South Atlantic	23	22	Retail	19	21
Middle Atlantic	16	16	Office	15	16
E. North Central	9	8	Industrial	15	12
W. North Central	8	8	Other	2	2
W. South Central	8	7	Agricultural	1	1
Mountain	7	6	Medical	1	1
E. South Central	3	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, 2018 and 2017, the Company had mortgage loans with a total net admitted asset value of $20,550, $23,144 and $83,445, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. At December 31, 2019 and 2018, there were no commitments to lend additional funds to debtors owing receivables.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $5,078, $26,231 and $4,033 were taken on real estate in 2019, 2018 and 2017, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Statements of Operations, for the year ended December 31, 2019.

As of December 31, 2019, there were four properties classified as held for sale. As of December 31, 2018, there were nine properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2019, one property classified as held for sale was disposed of resulting in a net realized gain of $1,788. During 2018, six properties classified as held for sale were disposed of resulting in a net realized gain of $4,579. These gains and losses were included in net realized capital gains (losses) within the Statements of Operations.

The Company also disposed of other properties during 2019 and 2018 resulting in net realized gains of $9,047 and $26,756, respectively.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Home office properties	$45,831	$52,466
Investment properties	—	18,953
Properties held for sale	5,715	43,027

	$51,546	$114,446

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $47,188 and $72,083, respectively.

Other Invested Assets

During 2019, the Company recorded impairments of $5,488, $3,363, and $13,867 throughout 2019, 2018 and 2017. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

These write-downs are included in net realized capital gains (losses) within the Statements of Operations.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $125,036, which resulted in a realized gain of $19,443.

Tax Credits

At December 31, 2019, the Company had ownership interests in forty-six LIHTC investments with a carrying value of $58,163. The remaining years of unexpired tax credits ranged from one to twelve, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $26,728. Tax credits recognized in 2019 were $81,690, and other tax benefits recognized in 2019 were $2,795. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments with a carrying value of $33,212. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Tax credits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

		December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$2,683	$5,024
Economic Redevelopment and Growth Tax Credits	NJ	5,281	20,948

Total		$7,964	$25,972

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Derivatives

Amounts disclosed in this Derivatives section do not include derivatives utilized in the hedging of variable annuity guarantees in accordance with SSAP 108. Please see the subsequent section “Derivatives Hedging Variable Annuity Guarantees” for results associated with those derivatives.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018 was as follows:

	2019	2018
Fair value - positive	$647,378	$2,285,546
Fair value - negative	(646,157)	(934,798)

At December 31, 2019, 2018 and 2017, the Company has recorded unrealized gains (losses) of ($257,972), $858,229 and ($131,678), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2019, 2018 and 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. At December 31, 2019 and 2018, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $2,334 and $0, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$(15,424)	$59,693	$2,473
Caps	—	—	(1,203)
Puts	—	(26,491)	(7,634)

Total options	$(15,424)	$33,202	$(6,364)

Swaps:
Interest rate	$95,162	$(299,024)	$307,519
Credit	(3,099)	(14,288)	8,209
Total return	(611,814)	(205,341)	(1,443,432)

Total swaps	$(519,751)	$(518,653)	$(1,127,704)

Futures—net positions	535,875	(310,914)	60,205
Lehman settlements	106	537	1,195

Total realized gains (losses)	$806	$(795,828)	$(1,072,668)

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019		2018
Derivative component of RSATs
Credit default swaps	$56,455	$55,387	$(9,504	) $	(6,341)
Interest rate swaps	3,225	1,650	—		8,598

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$59,599	$43,455	$(11,589)	$(1,309)
Interest rate swaps	3,972	2,188	—	—

Total	$63,571	$45,643	$(11,589)	$(1,309)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(3,099)	$(4,476)	$8,209
Interest rate swaps	—	(8,207)	(59,357)

Total	$(3,099)	$(12,683)	$(51,148)

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

		2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$6,522	$441,000	1.9
Credit default swaps referencing indices		108	10,000	39.9

Subtotal		6,630	451,000	2.7

BBB	2
Single name credit default swaps (3)		41,004	1,781,035	1.8
Credit default swaps referencing indices		23,093	1,192,624	2.9

Subtotal		64,097	2,973,659	2.3

BB	3
Single name credit default swaps (3)		462	50,000	1.2

Subtotal		462	50,000	1.2

Total		$71,189	$3,474,659	2.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$5,534	$468,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,425	478,085	3.4

BBB	2
Single name credit default swaps (3)		32,228	1,905,450	2.7
Credit default swaps referencing indices		7,806	907,000	3.3

Subtotal		40,034	2,812,450	2.9

BB	3
Single name credit default swaps (3)		2,427	145,500	2.7

Subtotal		2,427	145,500	2.7

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0

Subtotal		(312)	5,000	1.0

Total		$44,765	$3,468,035	2.9

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2019, the maximum amounts of potential future recoveries available to offset the $3,474,659 from the table above were $0. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,468,035 from the table above were $0.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$2,402,624	$2,509,467	$59,599	$52,360
Currency swaps	88,501	129,622	8,929	15,288
Equity futures	—	22	686	20,189
Equity swaps	209,341	3,706,430	55	281,457
Interest rate futures	—	38	—	20,639
Interest rate swaps	33,735	24,881,535	5,147	710,817
Options	21,196,796	23,094,442	311,739	996,427
Derivative liabilities:
Credit default swaps	1,446,000	1,318,568	(3,740)	(1,309)
Currency swaps	142,704	18,459	2,279	1,706
Equity futures	(12)	(1)	5,673	1,239
Equity swaps	4,823,034	145,269	211,606	16,890
Interest rate futures	—	(19)	—	6,999
Interest rate swaps	3,366,493	15,261,493	17,420	376,095
Options	(3,676,923)	(3,815,570)	151,696	344,808

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Derivatives Hedging Variable Annuity Guarantees

The hedged obligation consists of guaranteed benefits on variable annuity contracts and resembles a long dated put option where claim payment is made whenever account value is less than a guaranteed amount, adjusted for applicable fees. Changes in interest rates impact the present value of future product cash flows (discount rate) as well as the value of investments comprising the account value to be assessed against the guarantee. Under this VM-21 compliant clearly defined hedging strategy (CDHS), interest rate risk may be hedged by a duration matched portfolio of interest sensitive derivatives such as treasury bond forwards, treasury futures, interest rate swaps, interest rate swaptions or treasury future options. The hedging strategy is unchanged from the prior reporting period, and the total return on the designated portfolio of derivatives has been highly effective in covering the interest rate risk (rho) of the hedged obligation. Hedge effectiveness is measured in accordance with the requirements outlined under SSAP 108 and entails assessment of the total return on the designated portfolio of derivatives against changes in the fair value of the hedged obligation due to interest rate movements on a cumulative basis.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Scheduled amortization for SSAP 108 derivatives as of December 31, 2019 is as follows:

Amortization Year	Deferred Assets	Deferred Liabilities
2020	$68,503	$18,702
2021	60,234	18,702
2022	39,808	18,702
2023	39,808	18,702
2024	39,808	18,702
2025	39,808	18,702
2026	29,176	18,702
2027	22,720	18,702
2028	17,393	18,702
2029	20,155	14,028

Total	$377,413	$182,346

As discussed in Note 2 and 3, the Company elected to adopt SSAP 108 effective July 1, 2019.

The following table is a reconciliation of the total deferred balance of SSAP 108 derivatives from the date of adoption through December 31, 2019. The beginning deferred balance was the deferral under a previous permitted practice described in Note 2.

1.	Total Deferred Balance, July 1, 2019	$189,601
2.	Current Year Amortization	19,002
3.	Current Year Deferred Recognition	(24,468)

4.	Ending Deferred Balance [1-(2+3)]	$195,067

The following tables provide information regarding SSAP 108 hedging instruments:

	12/31/2019	7/1/2019
Amortized cost	$(51)	$(53)
Fair value	$74,063	$447,385

	Net Investment Income	Realized Gain (Loss)	Unrealized Gain (Loss)	Total
Derivative performance	$23,639	$495,410	$(373,324)	$145,725

SSAP 108 Adjustments
Portion of the derivative performance attributed to natural offset	—	(184,385)	14,192	(170,193)
Deferred	(23,639)	(311,025)	359,132	24,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Prior year fair value of hedged item	$(2,294,125)
Current year fair value of hedged item	(2,573,520)

Change in fair value attributable to interest rates	$(279,395)

Portion of the fair value change attributed to the hedged risk	$(232,394)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,246,827	$—	$—	$—	$1,246,827
Subject to repurchase agreements	113,025	—	—	—	113,025
Subject to dollar repurchase agreements	550,333	—	—	—	550,333
FHLB capital stock	42,800	—	—	—	42,800
On deposit with states	43,813	—	—	—	43,813
Pledged as collateral to FHLB (including assets backing funding agreements)	1,259,059	—	—	—	1,259,059
Pledged as collateral not captured in other categories	736,696	—	—	—	736,696
Other restricted assets	1,170,136	—	—	—	1,170,136

Total restricted assets	$5,162,689	$—	$—	$—	$5,162,689

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$1,842,557	$(595,730)	$—	$1,246,827	0.96%	0.96%
Subject to repurchase agreements	205,405	(92,380)	—	113,025	0.09%	0.09%
Subject to dollar repurchase agreements	371,260	179,073	—	550,333	0.42%	0.42%
FHLB capital stock	133,400	(90,600)	—	42,800	0.03%	0.03%
On deposit with states	43,908	(95)	—	43,813	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	(3,146,444)	—	1,259,059	0.97%	0.97%
Pledged as collateral not captured in other categories	687,891	48,805	—	736,696	0.56%	0.56%
Other restricted assets	1,172,934	(2,798)	—	1,170,136	0.90%	0.90%

Total restricted assets	$8,862,858	$(3,700,169)	$—	$5,162,689	3.96%	3.96%

The amounts reported as other restricted assets in the table above represent assets held in trust related to reinsurance.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$728,018	$—	$—	$—	$728,018
Secured funding agreements	6,357	—	—	—	6,357
AMBAC	2,321	—	—	—	2,321

Total	$736,696	$—	$—	$—	$736,696

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$638,025	$89,993	$728,018	0.56%	0.56%
Secured funding agreements	46,723	(40,366)	6,357	0.00%	0.00%
AMBAC	3,143	(822)	2,321	0.00%	0.00%

Total	$687,891	$48,805	$736,696	0.56%	0.56%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018:

2019
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$898,267	$898,267	2.02%	2.02%
Securities lending collateral assets	1,246,827	1,246,827	2.80	2.80
Other	35,199	35,199	0.08	0.08

Total collateral assets	$2,180,293	$2,180,293	4.90%	4.90%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$2,181,672	5.75%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2018
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,453,892	$1,453,892	3.05%	3.06%
Securities lending collateral assets	1,835,122	1,835,122	3.85	3.87
Other	5,999	5,999	0.01	0.01

Total collateral assets	$3,295,013	$3,295,013	6.91%	6.94%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$3,296,139	8.01%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$1,185,232	$1,276,258	$1,660,465
Preferred stocks	6,230	8,251	6,160
Common stocks	143,184	100,616	214,463
Mortgage loans on real estate	226,766	204,434	245,562
Real estate	21,899	20,190	20,862
Policy loans	67,366	69,773	72,733
Cash, cash equivalents and short-term investments	59,292	39,557	24,772
Derivatives	16,562	32,673	82,507
Other invested assets	49,846	73,164	295,840

Gross investment income	1,776,377	1,824,916	2,623,364
Less: investment expenses	171,238	205,794	172,388

Net investment income before amortization of IMR	1,605,139	1,619,122	2,450,976
Amortization of IMR	39,186	48,050	65,306

Net investment income	$1,644,325	$1,667,172	$2,516,282

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

		Realized
	Year Ended December 31
	2019	2018	2017
Bonds	$62,739	$(135,605)	$2,204,142
Preferred stocks	1,933	1,539	535
Common stocks	25,384	(3,690)	(1,978)
Mortgage loans on real estate	388	(25,696)	93,149
Real estate	5,756	5,104	(4,101)
Cash, cash equivalents and short-term investments	239	(51)	(202)
Derivatives	311,724	(796,365)	(1,073,863)
Variable annuity reserve hedge offset	(159,833)	—	—
Other invested assets	82,951	113,854	118,984

Change in realized capital gains (losses), before taxes	331,281	(840,910)	1,336,666
Federal income tax effect	(43,047)	4,006	(197,937)
Transfer from (to) interest maintenance reserve	(47,710)	122,772	(1,713,779)

Net realized capital gains (losses) on investments	$240,524	$(714,132)	$(575,050)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$48,719	$34,184	$65,937
Preferred stocks	(2,504)	(859)	(564)
Common stocks	5,052	1,874	1,468
Affiliated entities	447,273	157,530	398,521
Mortgage loans on real estate	—	26,618	(25,197)
Cash equivalents and short-term investments	(31)	145	6
Derivatives	(761,219)	1,093,543	(66,675)
Other invested assets	18,228	32,164	182,596

Change in unrealized capital gains (losses), before taxes	(244,482)	1,345,199	556,092
Taxes on unrealized capital gains (losses)	(82,980)	(54,824)	123,327

Change in unrealized capital gains (losses), net of tax	$(327,462)	$1,290,375	$679,419

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,003	$168	$1,077	$173
Ordinary renewal business	278,922	256,376	94,286	84,273
Group life direct business	17,843	9,477	16,474	7,911
Credit direct business	9	9	13	13

	$297,777	$266,030	$111,850	$92,370

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$11,472,311	$12,368,680
Annuity reserves and supplementary contracts with life contingencies	14,094,715	14,244,431
Accident and health reserves (including long term care)	670,910	681,838

Total policy reserves	$26,237,936	$27,294,949
Deposit-type contracts	591,570	967,757
Policy claims	479,226	527,901

Total policy reserves, deposit-type contracts and claim liabilities	$27,308,732	$28,790,607

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method or Actuarial Guideline XXXVIII. Effective July 1, 2017, term insurance issued follows Valuation Manual section 20 (VM-20) reserve requirements.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Effective July 1, 2017, for substandard term insurance policies, per VM-20 requirements, the substandard rating is applied to the reserve mortality. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

As of December 31, 2019 and 2018, the Company had insurance in force aggregating $59,712,049 and $78,179,488, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the IID. The Company established policy reserves of $1,608,260 and $1,667,131 to cover these deficiencies as of December 31, 2019 and 2018, respectively.

Participating life insurance policies were issued by the Company in prior years which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2019 and 2018.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Both the stochastic reserves and the standard projection are determined as the conditional tail expectation (CTE)-70 of the scenario reserves. To determine the CTE-70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and Society of Actuaries. The stochastic reserves uses prudent estimate assumptions based on Company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$276,850	$201,741	$75,109
2018 and prior	135,241	2,690	86,381	51,550

	135,241	$279,540	$288,122	126,659

Active life reserve	$632,180			$623,147

Total accident and health reserves	$767,421			$749,806

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758

	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180

Total accident and health reserves	$814,744			$767,421

The change in the Company’s unpaid claims reserve was $2,690 and ($21,859) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheets dates. The change in 2019 was in normal range. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$17,934	$17,219	$715
2018 and prior	3,091	(1,017)	1,584	490

	$3,091	$16,917	$18,803	$1,205

Year ended December 31, 2018
2018	$—	$16,859	$14,951	$1,908
2017 and prior	3,279	(325)	1,771	1,183

	$ 3,279	$16,534	$ 16,722	$ 3,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$541,753	$561	$—	$542,314	1%
At book value less surrender charge of 5% or more	907,255	—	—	907,255	1
At fair value	3,842	—	49,151,231	49,155,073	80

Total with adjustment or at fair value	1,452,850	561	49,151,231	50,604,642	82
At book value without adjustment (minimal or no charge or adjustment)	7,800,086	—	—	7,800,086	13
Not subject to discretionary withdrawal provision	2,498,084	—	264,646	2,762,730	5

Total individual annuity reserves	11,751,020	561	49,415,877	61,167,458	100%

Less reinsurance ceded	2,833,026	—	—	2,833,026

Net individual annuities reserves	$8,917,994	$561	$49,415,877	$58,334,432

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	8	—	—	8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,107,433	$18,568	$—	$1,126,001	3%
At book value less surrender charge of 5% or more	235	—	—	235	—
At fair value	—	—	29,101,801	29,101,801	84

Total with adjustment or at fair value	1,107,668	18,568	29,101,801	30,228,037	87
At book value without adjustment (minimal or no charge or adjustment)	2,475,633	—	—	2,475,633	7
Not subject to discretionary withdrawal provision	2,189,501	—	38,174	2,227,675	6

Total group annuities reserves	5,772,802	18,568	29,139,975	34,931,345	100%

Less reinsurance ceded	377,165	—	—	377,165

Net group annuities reserves	$5,395,637	$18,568	$29,139,975	$34,554,180

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2019
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,789	$—	$—	$4,789	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,789	—	—	4,789	1
At book value without adjustment (minimal or no charge or adjustment)	775	—	—	775	—
Not subject to discretionary withdrawal provision	375,756	48,782	9,686	434,224	99

Total deposit-type contracts	381,320	48,782	9,686	439,788	100%

Less reinsurance ceded	8,666	—	—	8,666

Net deposit-type contracts	$372,654	$48,782	$9,686	$431,122

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$13,457,795
Exhibit 5, Supp contracts with life contingencies section, total (net)	636,920
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	591,570

Subtotal	14,686,285
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	78,311,341
Exhibit 3, Supp contracts with life contingencies section, total	263,640
Other contract deposit funds	58,468

Subtotal	78,633,449

Combined total	$93,319,734

	December 31 2018
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$528,969	$1,279	$—	$530,248	1%
At book value less surrender charge of 5% or more	501,977	—	—	501,977	1
At fair value	97,877	—	44,202,566	44,300,443	77

Total with adjustment or at fair value	1,128,823	1,279	44,202,566	45,332,668	79
At book value without adjustment (minimal or no charge or adjustment)	8,701,240	—	—	8,701,240	15
Not subject to discretionary withdrawal provision	3,209,969	—	214,506	3,424,475	6

Total individual annuity reserves	13,040,032	1,279	44,417,072	57,458,383	100%

Less reinsurance ceded	2,819,439	—	—	2,819,439

Net individual annuity reserves	$10,220,593	$1,279	$44,417,072	$54,638,944

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$653,206	$25,742	$—	$678,948	2%
At book value less surrender charge of 5% or more	127	—	—	127	—
At fair value	—	—	25,390,084	25,390,084	82

Total with adjustment or at fair value	653,333	25,742	25,390,084	26,069,159	84
At book value without adjustment (minimal or no charge or adjustment)	2,543,431	—	—	2,543,431	8
Not subject to discretionary withdrawal provision	2,273,676	—	31,585	2,305,261	8

Total group annuity reserves	5,470,440	25,742	25,421,669	30,917,851	100%

Less reinsurance ceded	398,265	—	—	398,265

Net group annuity reserves	$5,072,175	$25,742	$25,421,669	$30,519,586

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2018
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,718	$—	$—	$4,718	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,718	—	—	4,718	1
At book value without adjustment (minimal or no charge or adjustment)	761	—	—	761	—
Not subject to discretionary withdrawal provision	731,816	38,792	8,286	778,894	99

Total deposit-type contracts	737,295	38,792	8,286	784,373	100%

Less reinsurance ceded	8,174	—	—	8,174

Net deposit-type contracts	$729,121	$38,792	$8,286	$776,199

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$14,401,938
Exhibit 5, Supp contracts with life contingencies section, total (net)	652,194
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	967,757

Subtotal	16,021,889
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	69,652,375
Exhibit 3, Supp contracts with life contingencies section, total	213,387
Other contract deposit funds	47,078

Subtotal	69,912,840

Combined total	$85,934,729

The amount of reserves on life products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$127,240	$174,114	$294,514	$—	$—	$—
Universal life	8,928,502	8,652,284	12,290,308	—	—	—
Universal life with secondary guarantees	3,583,462	3,496,533	8,994,292	—	—	—
Indexed universal life with secondary guarantees	138,016	98,875	127,312	—	—	—
Other permanent cash value life insurance	272,553	1,009,143	1,542,059	—	—	—
Variable universal life	42,258	41,415	924,560	4,151,215	4,149,688	5,473,280
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,946,544	—	—	—
Accidental death benefits	—	—	36,530	—	—	—
Disability- active lives	—	—	31,521	—	—	—
Disability- disabled lives	—	—	55,431	—	—	—
Miscellaneous reserves	—	—	2,244,758	—	—	—

Total (gross)	13,092,031	13,472,364	34,487,829	4,151,215	4,149,688	5,473,280
Reinsurance ceded	4,155,647	4,155,691	23,015,518	—	—	—

Total (net)	$8,936,384	$9,316,673	$11,472,311	$4,151,215	$4,149,688	$5,473,280

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,549,729
Exhibit 5, Accidental death benefits section total (net)	8,050
Exhibit 5, Disability—active lives section, total (net)	7,441
Exhibit 5, Disability—disabled lives section, total (net)	38,391
Exhibit 5, Miscellaneous reserves section, total (net)	868,700

Subtotal	11,472,311
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,473,280

Subtotal	5,473,280

Combined total	$16,945,591

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$119,933	$164,337	$278,907	$—	$—	$—
Universal life	8,754,568	8,450,724	12,226,647	—	—	—
Universal life with secondary guarantees	3,675,642	3,595,227	8,938,774	—	—	—
Indexed universal life with secondary guarantees	128,144	83,151	117,301	—	—	—
Other permanent cash value life insurance	262,629	1,033,222	1,574,909	—	—	—
Variable universal life	46,724	45,526	983,103	3,882,674	3,880,143	5,068,091
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,708,101	—	—	—
Accidental death benefits	—	—	37,849	—	—	—
Disability- active lives	—	—	32,726	—	—	—
Disability- disabled lives	—	—	57,672	—	—	—
Miscellaneous reserves	—	—	2,139,264	—	—	—

Total (gross)	12,987,640	13,372,187	34,095,253	3,882,674	3,880,143	5,068,091
Reinsurance ceded	4,106,880	4,106,881	22,536,273	—	—	—

Total (net)	$8,880,760	$9,265,306	$11,558,980	$3,882,674	$3,880,143	$5,068,091

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,812,154
Exhibit 5, Accidental death benefits section total (net)	7,954
Exhibit 5, Disability—active lives section, total (net)	8,226
Exhibit 5, Disability—disabled lives section, total (net)	40,261
Exhibit 5, Miscellaneous reserves section, total (net)	1,500,085

Subtotal	12,368,680
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,068,091

Subtotal	5,068,091

Combined total	$17,436,771

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$—	$—	$11,868	$8,778,459	$8,790,327

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$—	$49,425	$18,485	$83,386,230	$83,454,140
Amortized cost	—	652,587	—	—	652,587

Total as of December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

Reserves for separate accounts by withdrawal characteristics as of
December 31, 2019:
With fair value adjustment	$—	$19,128	$—	$—	$19,128
At fair value	—	—	—	83,073,724	83,073,724
At book value without fair value adjustment and with current surrender charge of less than 5%	—	652,587	—	—	652,587

Subtotal	—	671,715	—	83,073,724	83,745,439
Not subject to discretionary withdrawal	—	30,297	18,485	312,506	361,288

Total separate account reserve liabilities at December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$—	$—	$11,732	$8,859,114	$8,870,846

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$—	$51,005	$14,808	$74,268,245	$74,334,058
Amortized cost	—	646,872	—	—	646,872

Total as of December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

By withdrawal characteristics:
Reserves for separate accounts by withdrawal characteristics as of
December 31, 2018:
With fair value adjustment	$—	$27,021	$—	$—	$27,021
At fair value	—	—	—	74,013,868	74,013,868
At book value without fair value adjustment and with current surrender charge of less than 5%	—	646,872	—	—	646,872

Subtotal	—	673,893	—	74,013,868	74,687,761
Not subject to discretionary withdrawal	—	23,984	14,808	254,377	293,169

Total separate account reserve liabilities at December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$—	$80	$10,782	$8,536,011	$8,546,873

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$—	$57,965	$19,569	$83,794,485	$83,872,019
Amortized cost	—	633,003	—	—	633,003

Total as of December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$—	$32,619$	—	$—	$32,619
At fair value	—	—	—	83,719,277	83,719,277
At book value without fair value adjustment and with current surrender charge of less than 5%	—	633,003	—	—	633,003

Subtotal	—	665,622	—	83,719,277	84,384,899
Not subject to discretionary withdrawal	—	25,346	19,569	75,208	120,123

Total separate account reserve liabilities at December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,249,559	$9,208,119	$8,751,721
Transfers from separate accounts	(12,987,554)	(13,130,804)	(11,815,503)

Net transfers from separate accounts	(3,737,995)	(3,922,685)	(3,063,782)
Miscellaneous reconciling adjustments	(130,622)	(152,560)	444,099

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(3,868,617)	$(4,075,245)	$(2,619,683)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $85,698,798 and $76,754,148, respectively. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$27,466,046	$23,941,313
Variable annuities	52,062,801	46,955,172
Fixed universal life	684,149	695,569
Variable universal life	4,124,798	3,737,005
Variable life	1,338,413	1,409,360
Modified separate accounts	9,646	4,813
Registered market value annuity product—SPL	12,945	10,916

Total separate account assets	$85,698,798	$76,754,148

At December 31, 2019 and 2018, the Company held separate account assets not legally insulated from the general account in the amount of $21,891 and $29,244, respectively, related to variable annuity products.

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $542,322, $538,628, $525,773, $504,689, and $456,558, to the general account in 2019, 2018, 2017, 2016, and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the general account of the Company had paid $73,992, $68,367, $69,207, $103,800, and $250,471 respectively, toward separate account guarantees.

At December 31, 2019 and 2018, the Company reported guaranteed separate account assets at amortized cost in the amount of $653,181 and $643,109, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $719,048 and $679,964 at December 31, 2019 and 2018, respectively, which would have resulted in an unrealized gain of $65,867 and $36,855, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$14,573,402	$13,848,720	$13,209,093
Reinsurance assumed—non affiliates	1,225,065	1,268,615	1,351,628
Reinsurance assumed—affiliates	106,627	125,367	325,332
Reinsurance ceded—non affiliates	(2,436,179)	(3,044,184)	(15,104,247)
Reinsurance ceded—affiliates	(1,322,809)	(1,385,000)	(3,295,974)

Net premiums earned	$12,146,106	$10,813,518	$(3,514,168)

The Company received reinsurance recoveries in the amount of $3,943,015, $3,729,097 and $3,736,461, during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,146,686 and $1,061,987. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $42,515,411 and $42,224,573, respectively, of which $21,356,465 and $20,685,636 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $219,496 ($142,972 after tax), $514,911 ($335,855 after tax) and $90,556 ($62,716 after tax), respectively.

During 2019, 2018 and 2017, the Company obtained letters of credit of $26,675, $56,994 and $55,017, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Effective January 1, 2019, the Company recaptured term insurance business of a reinsurance treaty with an affiliate, LIICA Re II, Inc. The universal life with secondary guarantees remained reinsured under the treaty. The Company received cash of $15,079, recaptured $67,590 in policyholder reserves, $371 of claim reserves, and net due, deferred and advance premiums of $2,279. The transaction resulted in a pre-tax loss of $50,603, which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to LIICA Re II in the amount of $13,826 with a corresponding charge to unassigned surplus.

In January 2018, Scottish Re Group (SRUS) announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began oversight procedures of Scottish Re (U.S.), Inc. (SRUS), with whom the Company is a counterparty for some of its reinsurance activities. SRUS was ordered into receivership for the purposes of rehabilitation on March 6, 2019. The IID suspended the certificate of authority for SRUS on May 16, 2019. The IID has continued to allow reinsurance credit for contracts in force as of May 16, 2019. At December 31, 2019, the Company’s reserves ceded to Scottish Re Group were $102,181. The receiver currently has committed to the court it will provide a rehabilitation plan or a recommendation to move to liquidation in 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,044 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statements of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statements of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction,

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

the Company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,042 which has been included in the Statements of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,014 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The Company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statements of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	December 31, 2019
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,422,652	$101,290	$1,523,942
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	1,408,905	101,290	1,510,195
Deferred Tax Assets Nonadmitted	—	—	—

Subtotal (Net Deferred Tax Assets)	1,408,905	101,290	1,510,195
Deferred Tax Liabilities	843,226	191,611	1,034,837

Net Admitted Deferred Tax Assets	$565,679	$(90,321)	$475,358

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,618,151	$132,884	$1,751,035
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	1,618,151	132,884	1,751,035
Deferred Tax Assets Nonadmitted	96,652	—	96,652

Subtotal (Net Deferred Tax Assets)	1,521,499	132,884	1,654,383
Deferred Tax Liabilities	816,662	210,082	1,026,744

Net Admitted Deferred Tax Assets	$704,837	$(77,198)	$627,639

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(195,499)	$(31,594)	$(227,093)
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	(209,246)	(31,594)	(240,840)
Deferred Tax Assets Nonadmitted	(96,652)	—	(96,652)

Subtotal (Net Deferred Tax Assets)	(112,594)	(31,594)	(144,188)
Deferred Tax Liabilities	26,564	(18,471)	8,093

Net Admitted Deferred Tax Assets	$(139,158)	$(13,123)	$(152,281)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$486,010	$601,605	$(115,595)
Investments	328,516	295,047	33,469
Deferred acquisition costs	255,732	225,485	30,247
Policyholder dividends accrual	1,914	1,232	682
Fixed assets	4,933	17,844	(12,911)
Compensation and benefits accrual	19,346	21,148	(1,802)
Receivables—nonadmitted	11,594	13,038	(1,444)
Tax credit carry-forward	259,638	349,547	(89,909)
Other (including items <5% of total ordinary tax assets)	54,969	93,205	(38,236)

Subtotal	1,422,652	1,618,151	(195,499)
Statutory valuation allowance adjustment	13,747	—	13,747
Nonadmitted	—	96,652	(96,652)

Admitted ordinary deferred tax assets	1,408,905	1,521,499	(112,594)
Capital:
Investments	101,290	132,884	(31,594)

Subtotal	101,290	132,884	(31,594)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	101,290	132,884	(31,594)

Admitted deferred tax assets	$1,510,195	$1,654,383	$(144,188)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$657,801	$602,167	$55,634
Policyholder reserves	185,248	177,087	8,161
Other (including items <5% of total ordinary tax liabilities)	177	37,408	(37,231)
Subtotal	843,226	816,662	26,564

Capital
Investments	191,611	210,082	(18,471)

Subtotal	191,611	210,082	(18,471)

Deferred tax liabilities	1,034,837	1,026,744	8,093

Net deferred tax assets/liabilities	$475,358	$627,639	$(152,281)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference increased by $49,757. This change results in an offsetting ($49,757) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, the Company recorded a tax valuation allowance of $13,747 for deferred tax assets related to its foreign tax credit carryover. Due to the TCJA reduction in the U.S. Federal tax rate, Management no longer believes it is more likely than not that the Company will realize the benefit of its foreign tax credit carryover. The ultimate realization of this deferred tax asset depends on generation of sufficient future foreign source taxable income before the foreign tax credit carryover expires in 2027. Management considers the projected foreign source taxable income, credit expirations and tax planning strategies in making the assessment.

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2019
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	557,252	31,779	589,031
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	557,252	31,779	589,031
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	907,922
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	851,653	69,511	921,164

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,408,905	$101,290	$1,510,195

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	596,212	34,054	630,266
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	596,212	34,054	630,266
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	847,469
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	925,287	98,830	1,024,117

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,521,499	$132,884	$1,654,383

		Change
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	(38,960)	(2,275)	(41,235)
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(38,960)	(2,275)	(41,235)
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	60,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(73,634)	(29,319)	(102,953)

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(112,594)	$(31,594)	$(144,188)

	December 31
	2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	848%	818%	30%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above	$6,052,812	$5,649,795	$403,017

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

	December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	1%	0%	1%

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$(77,933)	$(63,062)	$(14,871)
Foreign	—	—	—

Subtotal	(77,933)	(63,062)	(14,871)
Federal income tax on net capital gains	43,047	(4,006)	47,053

Federal and foreign income taxes incurred	$(34,886)	$(67,068)	$32,182

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$(63,062)	$(1,035,137)	$972,075
Foreign	—	31	(31)

Subtotal	(63,062)	(1,035,106)	972,044
Federal income tax on net capital gains	(4,006)	197,937	(201,943)

Federal and foreign income taxes incurred	$(67,068)	$(837,169)	$770,101

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$(34,886)	$(67,068)	$(837,169)
Change in deferred income taxes (without tax on unrealized gains and losses)	164,812	(164,466)	956,486

Total income tax reported	$129,926	$(231,534)	$119,317

Income before taxes	$3,306,846	$(1,613,658)	$1,674,439
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$694,438	$(338,868)	$586,054
Increase (decrease) in actual tax reported resulting from:
Pre-tax income of disregarded subsidiaries	$22,600	$13,405	$343,013
Dividends received deduction	(58,418)	(51,477)	(233,578)
Tax-exempt income	(9,681)	(2,455)	(3,063)
Nondeductible expenses	5,058	5,176	64,514
Pre-tax items reported net of tax	(39,457)	(9,892)	(712,769)
Tax credits	(29,037)	(52,239)	(54,076)
Prior period tax return adjustment	10,746	10,586	(5,969)
Change in statutory valuation allowance	13,747	(2,432)	(11,576)
Change in tax rates	—	—	18,760
Change in uncertain tax positions	(241)	3,104	3,668
Deferred tax change on other items in surplus	(480,743)	207,024	140,162
Other	914	(13,466)	(15,823)

Total income tax reported	$129,926	$(231,534)	$119,317

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $18,760, excluding $42,500 of net deferred tax asset reduction on unrealized gains (losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amounts	Origination Dates	Expiration Dates
Foreign Tax Credit	$13,747	12/31/2017	12/31/2027

Foreign Tax Credit Total	$13,747

General Business Credit	$29,094	12/31/2009	12/31/2029
General Business Credit	51,443	12/31/2010	12/31/2030
General Business Credit	46,730	12/31/2011	12/31/2031
General Business Credit	30,962	12/31/2012	12/31/2032
General Business Credit	24,765	12/31/2013	12/31/2033
General Business Credit	20,930	12/31/2014	12/31/2034
General Business Credit	18,131	12/31/2015	12/31/2035
General Business Credit	2,935	12/31/2016	12/31/2036
General Business Credit	5,189	12/31/2017	12/31/2037
General Business Credit	5,280	12/31/2018	12/31/2038
General Business Credit	10,431	12/31/2019	12/31/2039

General Business Credit Total	$245,890

Gross AMT Credit Recognized as:

(1) Gross AMT credit recognized as:
a. Current year recoverable	$14,515
b. Deferred tax asset (DTA)	—
(2) Beginning balance of AMT credit carryforward	14,515
(3) Amounts recovered	14,515
(4) Adjustments	—

(5) Ending balance of AMT credit carryforward (5=2-3-4)	—
(6) Reduction for sequestration	—
(7) Nonadmitted by reporting entity	—

(8) Reporting entity ending balance (8=5-6-7)	$—

The Company elected to account for its alternative minimum tax credit carryforward as a deferred tax asset.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$15,486
Tax positions taken during prior period	3,105

Balance at December 31, 2018	$18,591
Tax positions taken during prior period	(241)

Balance at December 31, 2019	$18,350

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheets as income taxes includes the following:

			Total payable
	Interest	Penalties	(receivable)
Balance at January 1, 2017	$11,926	$—	$11,926
Interest expense (benefit)	(5,815)	—	(5,815)
Cash received (paid)	(9,212)	—	(9,212)

Balance at December 31, 2017	$(3,101)	$—	$(3,101)
Interest expense (benefit)	2,727	—	2,727
Cash received (paid)	1,810	—	1,810

Balance at December 31, 2018	$1,436	$—	$1,436
Interest expense (benefit)	5,709	—	5,709

Balance at December 31, 2019	$7,145	$—	$7,145

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2019 and 2018.

The Company has 42,500 Series A preferred shares authorized, 0 shares issued and outstanding. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company previously reported 42,500 shares of Series A preferred stock outstanding at $10 par, carried as treasury stock. It has been determined that these shares were cancelled by operation of law as they were not stipulated by the Board of Directors to be treasury shares at the time they were repurchased. The cancellation and removal of the preferred stock had no impact to Capital and Surplus of the Company. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2019. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2020, without the prior approval of insurance regulatory authorities, is $3,053,498.

On December 20, 2019, the Company paid extraordinary common stock dividends of $725,000 to its parent company.

On June 21, 2019, the Company paid an extraordinary dividend of $400,000 split between a return of capital of $250,000 to its parent company and paid off the remaining balance of a surplus note of $150,000 to Transamerica Corporation (TA Corp).

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by TA Corp.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018.

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

Prior to the merger, TALIC paid an ordinary dividend of $200,000 to its parent company, TA Corp, on April 20, 2018.

On December 31, 2019, the Company received ordinary common stock dividends of $100,000 from TLIC Oakbrook Reinsurance, Inc. (TORI).

On December 20, 2019, the Company received $99,982 from Transamerica Financial Life Insurance Company (TFLIC) as consideration for repurchase of 821 of the Company’s common stock shares in TFLIC at $125 par value. These shares were subsequently cancelled by operation of law.

On December 17, 2019, the Company received a $28,220 common stock dividend from Transamerica Life (Bermuda) Ltd. (TLB).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

On June 21, 2019, the Company received an ordinary common stock dividend of $9,075 from its affiliate, TFLIC.

On March 29, 2019, the Company received ordinary common stock dividend of $60,000 from LIICA Re II, Inc.

The Company received ordinary common stock dividends from TFLIC in the amount of $12,105 on June 29, 2018. On December 13, 2018, the Company received preferred stock dividends of $430 from TFLIC.

On December 18, 2018, the Company received common stock dividends of $23,520 from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from Stonebridge Reinsurance Company (SRC) prior to its merger with LIICA Re II, Inc.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on various risk factors. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by TA Corp. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

On June 21, 2019, the Company repaid in full its $150,000 surplus note with TA Corp. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making quarterly interest payments.

Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019	$—	$4,275	$148,275	$—
2018	$150,000	$9,000	$144,000	$2,250

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $1,121,274 and $1,791,674 were on loan under securities lending agreements. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,246,827 and $1,835,122 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$1,246,827	$1,842,557

Total	1,246,827	1,842,557
Securities received	—	—

Total collateral received	$1,246,827	$1,842,557

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$43,483	$43,483	$245,460	$245,460
30 days or less	342,947	342,947	478,305	478,305
31 to 60 days	509,716	509,716	335,517	335,517
61 to 90 days	124,351	124,351	190,847	190,847
91 to 120 days	121,552	121,552	329,816	329,816
121 to 180 days	104,778	104,778	251,440	251,440
1 to 2 years	—	—	417	417
2 to 3 years	—	—	935	935
Greater than 3 years	—	—	2,385	2,385

Total	1,246,827	1,246,827	1,835,122	1,835,122
Securities received	—	—	—	—

Total collateral reinvested	$1,246,827	$1,246,827	$1,835,122	$1,835,122

Collateral for securities lending transactions that extend beyond one year from the report date is as follows:

Description of collateral	2019	2018
ABS Autos	$—	$1,352
ABS Credit Cards	—	2,385

Total collateral extending beyond one year of the reporting date	$—	$3,737

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,248,011 (fair value of $1,246,827) that are currently tradable securities that could be sold and used to pay for the $1,246,827 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code (IRC). Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $11,926, $12,769 and $13,133 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017 respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the IRC.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the qualified defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $23,904, $23,481 and $30,676 for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of postretirement expenses was $5,037, $5,027 and $7,332 for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $920,368, $894,440 and $1,117,864 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $559,946, $596,861 and $826,172 during 2019, 2018 and 2017, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $130,182, $138,490 and $150,063 for these services during 2019, 2018 and 2017, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $50,537, $40,865 and $37,060 for the years ended December 31, 2019, 2018 and 2017, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2019, 2018 and 2017, the Company received (paid) net interest of ($1,760), ($476) and ($869) from (to) affiliates, respectively. At December 31, 2019 and 2018, respectively, the Company reported net payables from affiliates of $29,972 and $44,462. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2019, the Company had short-term intercompany notes receivable of $240,300 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$77,700	September 4, 2020	2.04%
TA Corp	1,400	September 5, 2020	2.04%
TA Corp	43,700	September 19, 2020	2.04%
TA Corp	49,000	October 21, 2020	1.92%
TA Corp	43,500	December 26, 2020	1.61%
TA Corp	25,000	December 29, 2020	1.61%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $182,753 and $179,004, respectively, and is included in Other assets on the balance sheets. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $170,124 and $167,126 at December 31, 2019 and 2018, respectively, and is included in Aggregate reserves for policies and contracts on the Balance Sheets.

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$22,345
Real Estate Alternatives Portfolio 3, LLC	$18,419
Real Estate Alternatives Portfolio 4 HR, LLC	$95,091
Real Estate Alternatives Portfolio 4 MR, LLC	$6,085
Aegon Multi-Family Equity Fund, LLC	$55,911
Aegon Workforce Housing Fund 2, L.P.	$154,601
Aegon Workforce Housing Fund 3, L.P.	$12,477
Natural Resources Alternatives Portfolio I, LLC	$170,193
Natural Resources Alternatives Portfolio II, LLC	$1
Natural Resources Alternatives Portfolio 3, LLC	$125,161
Zero Beta Fund, LLC	$257,897

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from Investors Warranty of America, LLC (IWA), a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statements of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$12,963	$12,963	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
ASIA INVESTMENT HOLDING LTD	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$12,963	$12,963	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,274,424	$1,274,424	$—

Aggregate Total	XXX	$1,274,424	$1,274,424	$—

December 31, 2018
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$—

Aggregate Total	XXX	$1,023,065	$1,023,065	$—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2019
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2019	$20,940	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	—	—	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	—	—	I
ASIA INVESTMENT HOLDING LTD	NA	—	—	—	—	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	—	—	I
GARNET ASSURANCE CORP III	NA	—	—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$20,940	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	1/21/2020	$608,633	Y	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$608,633	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$629,573	—	—	—

Aggregate Total	—	—	$629,573	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	Y	N	I
GARNET ASSURANCE CORP III	NA	—	—	N	N	I

Total SSAP No. 97 8b(iii) Entities	—	—	$16,471	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$815,587	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$832,058	—	—	—

Aggregate Total	—	—	$832,058	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Excess of loss reinsurance asset
Pine Falls Re (PFRe)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has two Limited Purpose Subsidiaries (LPS) with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$—	$(2,298,765)	$—	$—
Pine Falls Re**	—	(1,100,000)	—	—
MLIC Re**	—	(770,000)	—	—
TLIC Oakbrook Reinsurance, Inc.	—	(3,383,614)	1,238,107	—
TLIC Watertree Reinsurance, Inc.	—	(858,258)	544,597	—

*	Per AP&P Manual (without permitted or prescribed practices)
**	The SCA is valued at zero in the Company’s financial statements

Had the above SCA entities not been permitted to recognize the letters of credit, excess of loss reinsurance assets, or the credit linked note as admitted assets in the financial statements, the risk-based capital would have been below the mandatory control level which would have triggered a regulatory event.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 14. Commitments and Contingencies.

14. Commitments and Contingencies

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $177,098 and $238,370, respectively.

The Company has contingent commitments of $732,478 and $718,870 as of December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $26,728 and $55,107, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2019 and 2018 was $12,478 and $11,086, respectively.

Private placement commitments outstanding as of December 31, 2019 and 2018 were $81,493 and $78,516, respectively.

The Company sold $101,473 and $1,658 of “to-be-announced” (TBA) securities as of December 31, 2019 and 2018, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $80,993 and $6,782.

At December 31, 2019 and 2018, securities in the amount of $46,975 and $254,930, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheets as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2019. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2019, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2019, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2019, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB holds related statutory-basis policy and claim reserves of $2,334,649 and $2,212,527, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,585,273 and $3,458,012, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $577 and $587 under this agreement in 2019 and 2018, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2019 and 2018 for the total payout block is $3,154,349 and $3,235,571, respectively. As this reserve is already recorded on the balance sheets of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

During 2019, the Company entered into an agreement with Aegon USA Realty Advisors, LLC to commit to purchase certain tax credit investments up to a maximum of $100,000. Under the terms of the agreement, the Company provides certain commitments to purchase tax credit investments that are part of tax credit funds in the event certain conditions are met. The Company did not acquire any tax credit investments during 2019 under this agreement. As of December 31, 2019, the commit to purchase amount is $47,890.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2019 and 2018:

	December 31
	2019	2018
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,919,933	$5,670,570

Current liability recognized in financial statements:
Noncontingent liabilities	—	—

Contingent liabilities	—	—

Ultimate financial statement impact if action required:
Incurred claims	5,919,922	5,670,539
Other	11	31

Total impact if action required	$5,919,933	$5,670,570

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,472,120. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	32,800	123,400
Excess Stock	—	—

Total	$42,800	$133,400

At December 31, 2019 and 2018, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2019
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,334,507	$1,259,059
Maximum Collateral Pledged	4,031,902	4,029,873

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$820,000	$—	$2,820,000	$—
Funding agreements[2]	—	—	265,000	266,742

Total	$820,000	$—	$3,085,000	$266,742

1 The maximum amount of borrowing during 2019 was $2,695,000

2 The maximum amount of borrowing during 2019 was $0

As of December 31, 2019, the weighted average interest rate on FHLB advances was 2.183% with a weighted average term of 2.3 years. As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,953,828 and $1,905,244 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans, where the plan sponsor retains ownership and control of the related plan assets and the Company provides book value benefit responsiveness to qualified participant withdrawals, in the event withdrawals requested exceeds plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit withdrawal needs and earns a market interest rate on these advances. A periodically adjusted contract-crediting rate is a means by which investment and benefit responsiveness experience is passed through to participants. In return for the book value benefit responsiveness guarantee, the Company receives a premium that varies based on such elements as benefit responsiveness exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines ensuring the appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements to have a material impact on the reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given their complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes includes substantial demands for compensatory and punitive damages, and injunctive relief, damages arising from such demands are typically not to be material to the Company’s financial position.

The Company has been named in class actions and individual lawsuits relating to increases in monthly deduction rates (MDR) on universal life products. The Company continues to defend against various lawsuits initiated by opt outs of one federal class action filed in the Central District of California that was settled in 2018 and approved in 2019. While the settlement has been administered for participating class members, the Company continues to hold a provision for opt out policyholder litigation. The Company also continues to defend other class actions and individual actions relating to MDR increases on different blocks of universal life insurance policies.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheets. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,066 and $7,893 and an offsetting premium tax benefit $5,402 and $6,198 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $2,296, $400 and $216, for the years ended December 31, 2019, 2018 and 2017, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company is party to municipal repurchase agreements which were established via bilateral trades and accounted for as secured borrowings. For municipal repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly. The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information on the securities sold under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$113,025
Fair Value	$218,538	$207,007	$231,989	$125,603
Ending Balance
BACV	XXX	XXX	XXX	$113,025
Fair Value	$170,891	$207,007	$231,989	$125,603

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$215,269
Fair Value	$171,138	$190,768	$225,811	$225,409
Ending Balance
BACV	XXX	XXX	XXX	$205,405
Fair Value	$171,138	$188,120	$225,811	$217,575

	2019			2018
	NAIC 1	NAIC 2	Total	NAIC 1	NAIC 2	Total
Bonds—BACV	$111,825	$1,200	$113,025	$193,398	$12,007	$205,405
Bonds—FV	124,403	1,200	125,603	205,526	12,049	217,575

These securities have maturity dates that range from 2020 to 2097.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides information on the cash collateral received and liability to return collateral under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$125,952	$157,496	$174,120	$99,794
Ending Balance (1)
Cash	$125,952	$154,345	$78,286	$97,858

(1)	The remaining collateral held was greater than 90 days from contractual maturity.

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$122,018	$152,634	$167,228	$98,835
Ending Balance
Cash	$121,892	$148,082	$78,013	$95,515

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $450,208 and $215,483, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $1,379 and $1,125, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $550,333 and a fair value of $551,504 were subject to dollar repurchase agreements. These securities have maturity dates that range from October 1, 2034 to October 1, 2049. At December 31, 2018, securities with a book value of $371,260 and a fair value of $368,256 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2019	2018
Open	$448,829	$214,357

Total	448,829	214,357
Securities received	—	—

Total collateral received	$448,829	$214,357

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2019 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)
Common stocks	6	$26	$12	$17

16. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

	December 31
	2019	2018
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$130,191,350	$124,175,952
Increase in other assets	23,416	—
Increase in net deferred income tax asset	8,660	—

Total assets as reported in the accompanying audited statutory basis balance sheet	$130,223,426	$124,175,952

Total liabilities as reported in the Company’s Annual Statement	$123,630,600	$117,898,517
Increase in other liabilities	23,416	—
Increase in aggregate reserves for policies and contracts	41,240	—

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$123,695,256	$117,898,517

Total capital and surplus as reported in the Company’s Annual Statement	$6,560,750	$6,277,435
Decrease in premiums	—	(14,950)
Increase in change in aggregate reserves	(41,240)	—
Increase in change in net deferred income tax asset	8,660	—
Increase in other changes—net	—	14,950

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$6,528,170	$6,277,435

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$3,335,262	$(1,408,868)
Decrease in premiums and other considerations	(653,203)	(635,470)
Decrease in fee revenue and other income	—	(5,700)
Decrease in surrender benefits	653,203	618,170
Increase in change in aggregate reserves	(41,240)	—
Increase in federal income tax (benefit) expense	—	(8,050)

Total net income as reported in the accompanying audited statutory basis statement of operations	$3,294,022	$(1,423,818)

The reconciling differences to the Annual Statement is driven by Management’s decision to revise prior year amounts. Please refer to Revision to Prior Years in Note 3 for further details.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Other adjustments relate to actuarial modeling errors and reclassification errors. The Company considered the impacts of each of these errors to be not material both individually and in the aggregate and concluded that none were significant for individual categorization herein.

17. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheets date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheets date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 27, 2020.

Events that are indicative of conditions that arose after the balance sheets date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified Type II subsequent events for the year ended December 31, 2019.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes that the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

The Company is defending a class action lawsuit and individual lawsuits relating to increases in MDR on universal life products. A settlement announced in the class action lawsuit in early April 2020 will result in the establishment of an estimated $94,000 reserve, which will be reflected in the Company’s first quarter of 2020 results. If the settlement is ultimately approved by the court, the Company expects to fund the settlement in third or fourth quarter of 2020.

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$4,124,054	$5,081,559	$4,306,199
States, municipalities and political subdivisions	1,315,704	1,407,331	1,315,705
Foreign governments	349,796	369,821	349,796
Hybrid securities	396,942	440,640	396,942
All other corporate bonds	19,066,967	21,344,844	19,043,825
Preferred stocks	115,659	109,845	111,630

Total fixed maturities	25,369,122	28,754,040	25,524,097
Equity securities
Common stocks:
Industrial, miscellaneous and all other	58,311	80,789	80,789

Total equity securities	58,311	80,789	80,789
Mortgage loans on real estate	5,096,613		5,096,613
Real estate	51,546		51,546
Policy loans	1,099,596		1,099,596
Other long-term investments	1,072,720		1,072,720
Receivable for securities	18,535		18,535
Securities lending	1,246,827		1,246,827
Cash, cash equivalents and short-term investments	1,453,503		1,453,503

Total investments	$35,466,773		$35,644,226

(1)	Equity securities are reported at original cost. Fixed maturities are reported at original cost reduced by repayments and adjusted for amortization of premiums and accrual of discounts.
(2)

United States government and corporate bonds of $19,690 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $1,037 due to having an NAIC 4 and 5 ratings.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$10,421,944	$—	$341,604	$1,006,977	$642,673	$1,171,877	$422,774
Individual health	80,537	92,813	27,401	100,145	10,837	55,956	229,548
Group life and health	1,527,571	20,356	76,891	595,324	94,785	202,901	212,660
Annuity	14,094,715	—	33,330	10,443,660	896,030	13,853,202	(2,991,668)

	$26,124,767	$113,169	$479,226	$12,146,106	$1,644,325	$15,283,936	$(2,126,686)

Year ended December 31, 2018
Individual life	$11,337,912	$—	$378,855	$87,370	$746,129	$1,605,665	$803,671
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,938	95,911	306,199	276,705
Annuity	14,244,431	—	37,065	9,980,980	658,084	16,182,017	(3,230,310)
Other	—	—	—	—	141,678	—	—

	$27,181,510	$113,439	$527,901	$10,813,518	$1,667,172	$18,159,694	$(1,956,254)

Year ended December 31, 2017
Individual life	$10,967,747	$—	$279,234	$(7,804,573)	$(1,001,846)	$(1,700,459)	$519,906
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,355,269	—	27,887	5,271,506	1,497,683	9,199,357	(2,544,778)
Other	—	—	—	—	437,448	—	—

	$26,951,881	$115,013	$434,807	$(3,514,168)	$2,516,282	$3,377,666	$(2,724,365)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$503,852,244	$774,726,771	$421,298,647	$150,424,120	280%

Premiums:
Individual life	$2,582,854	$2,821,951	$1,246,074	$1,006,977	124%
Individual health	529,850	432,873	3,168	100,145	3%
Group life and health	704,156	109,598	766	595,324	0%
Annuity	10,756,542	394,566	81,684	10,443,660	1%

	$14,573,402	$3,758,988	$1,331,692	$12,146,106	11%

Year ended December 31, 2018
Life insurance in force	$976,929,481	$831,268,672	$1,204	$145,662,013	0%

Premiums:
Individual life	$2,460,547	$3,668,683	$1,295,506	$87,370	1483%
Individual health	532,131	429,165	3,264	106,230	3%
Group life and health	753,426	131,816	17,328	638,938	3%
Annuity	10,102,616	199,520	77,884	9,980,980	1%

	$13,848,720	$4,429,184	$1,393,982	$10,813,518	13%

Year ended December 31, 2017
Life insurance in force	$537,551,597	$887,853,357	$484,570,357	$134,268,597	361%

Premiums:
Individual life	$2,452,523	$11,837,526	$1,580,429	$(7,804,574)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,424,428	4,218,194	65,273	5,271,507	1%

	$13,209,093	$18,400,221	$1,676,960	$(3,514,168)	-48%

18. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

On May 15, 2020, TPLIC paid a dividend to its parent company, CGC, in the amount of $700,000. CGC then contributed this amount to TLIC. The dividend and contribution included $76,604 in cash and $623,396 in securities.

On June 30, 2020, the Company received $96,035 from TFLIC as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 per share with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive and affiliate, and TPIC entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements whereby the secondary guarantee is retained by TPRe.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the company to TPLIC. The company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company will merger with TPLIC, an Iowa domiciled affiliate, and MLIC Re, a Vermont domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Department and the Department of Financial Regulation of Vermont.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Premier Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Premier Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

2

Report of Independent Auditors

To the Board of Directors of

Transamerica Premier Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Premier Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory basis financial statements taken as a whole. The Supplemental Schedule of Selected Statutory - Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories – Statutory Basis, and Summary Investment Schedule – Statutory Basis (collectively, the “supplemental schedules”) of the Company as of December 31, 2019 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 20, 2020

2

Transamerica Premier Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$728,220	$902,074
Bonds	17,877,965	16,814,750
Preferred stocks	4,955	9,958
Common stocks	158,426	150,617
Mortgage loans on real estate	2,737,109	2,436,202
Real estate	187,639	217,646
Policy loans	962,408	936,884
Securities lending reinvested collateral assets	757,186	575,155
Derivatives	25,531	34,933
Other invested assets	1,039,664	808,423

Total cash and invested assets	24,479,103	22,886,642

Accrued investment income	226,564	219,256
Premiums deferred and uncollected	151,139	176,727
Funds held by reinsurer	524,067	453,319
Net deferred income tax asset	231,249	238,949
Other assets	396,237	365,474
Separate account assets	26,508,334	23,296,139

Total admitted assets	$52,516,693	$47,636,506

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$17,894,601	$16,965,724
Policy and contract claim reserves	463,716	434,245
Liability for deposit-type contracts	356,309	584,693
Other policyholders’ funds	9,790	11,304
Transfers from separate accounts due or accrued	(26,478)	(41,964)
Funds held under reinsurance treaties	641,858	689,145
Asset valuation reserve	384,650	317,840
Interest maintenance reserve	1,039,810	1,110,342
Derivatives	81,072	61,290
Payable for collateral under securitites loaned and other transactions	959,484	695,892
Borrowed money	1,434,416	1,290,299
Other liabilities	468,195	256,398
Separate account liabilities	26,508,334	23,296,139

Total liabilities	50,215,757	45,671,347

Capital and surplus
Common stock	10,137	10,137
Preferred stock	—	—
Treasury stock	—	—
Surplus notes	60,000	160,000
Paid-in surplus	1,057,861	1,057,857
Special surplus funds	1,334	—
Unassigned surplus	1,171,604	737,165

Total capital and surplus	2,300,936	1,965,159

Total liabilities and capital and surplus	$52,516,693	$47,636,506

See accompanying notes.

3

Transamerica Premier Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and annuity considerations	$3,347,881	$3,550,022	$2,296,304
Net investment income	1,094,859	1,050,408	879,492
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	(170,748)	(144,423)	239,322
Fee revenue and other income	362,101	417,003	335,473

Total revenue	4,634,093	4,873,010	3,750,591

Benefits and expenses
Death benefits	384,956	376,460	339,863
Accident and health benefits	831,058	828,511	1,049,960
Annuity benefits	318,391	258,654	289,541
Surrender benefits	1,939,577	1,176,594	1,071,731
Other benefits	60,302	67,143	68,312
Net increase (decrease) in reserves	961,715	790,001	3,400,067
Commissions	512,527	628,139	1,210,260
Net transfers to (from) separate accounts	(1,261,078)	(332,080)	(161,346)
Modified coinsurance reserve adjustment assumed	(7,160)	(13,365)	(4,855,921)
IMR adjustment due to reinsurance	—	—	714,351
General insurance expenses and other	510,442	453,327	453,186

Total benefits and expenses	4,250,730	4,233,384	3,580,004

Gain (loss) from operations before dividends and federal income taxes	383,363	639,626	170,587

Dividends to policyholders	1,030	1,025	1,081

Gain (loss) from operations before federal income taxes	382,333	638,601	169,506
Federal income tax (benefit) expense	39,259	30,372	903,151

Net gain (loss) from operations	343,074	608,229	(733,645)
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	229,130	(71,838)	411,452

Net income (loss)	$572,204	$536,391	$(322,193)

See accompanying notes.

4

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2017	$7,364	$2,773	$160,000	$710,131	$2,105	$795,304	$1,677,677
Net income (loss)	—	—	—	—	—	(322,193)	(322,193)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(23,101)	(23,101)
Change in net deferred income tax asset	—	—	—	—	—	(39,231)	(39,231)
Change in nonadmitted assets	—	—	—	—	—	(16,230)	(16,230)
Change in reserve on account of change in valuation basis	—	—	—	—	—	42,157	42,157
Change in asset valuation reserve	—	—	—	—	—	(64,645)	(64,645)
Change in surplus as a result of reinsurance	—	—	—	—	—	322,858	322,858
Dividends to stockholders	—	—	—	—	—	(350,000)	(350,000)
Capital Contribution	—	—	—	350,000	—	—	350,000
Other changes - net	—		—	(2,221)	1,580	2,416	1,775

Balance at December 31, 2017	7,364	2,773	160,000	1,057,910	3,685	347,335	1,579,067
Net income (loss)	—	—	—	—	—	536,391	536,391
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	36,958	36,958
Change in net deferred income tax asset	—	—	—	—	—	7,833	7,833
Change in nonadmitted assets	—	—	—	—	—	20,283	20,283
Change in reserve on account of change in valuation basis	—	—	—	—	—	(7,030)	(7,030)
Change in asset valuation reserve	—	—	—	—	—	(27,727)	(27,727)
Change in surplus as a result of reinsurance	—	—	—	—	—	(179,574)	(179,574)
Other changes - net	—	—	—	(53)	(3,685)	2,696	(1,042)

Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159

5

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159
Net income (loss)	—	—	—	—	—	572,204	572,204
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	51,698	51,698
Change in net deferred income tax asset	—	—	—	—	—	10,084	10,084
Change in nonadmitted assets	—	—	—	—	—	14,015	14,015
Change in reserve on account of change in valuation basis	—	—	—	—	—	30,452	30,452
Change in asset valuation reserve	—	—	—	—	—	(66,810)	(66,810)
Change in surplus as a result of reinsurance	—	—	—	—	—	(181,854)	(181,854)
Change in surplus notes	—		(100,000)	—			(100,000)
Dividends to stockholders	—		—	—	—	(8,444)	(8,444)
Other changes - net	—	—	—	4	1,334	13,094	14,432

Balance at December 31, 2019	$7,364	$2,773	$60,000	$1,057,861	$1,334	$1,171,604	$2,300,936

See accompanying notes.

6

Transamerica Premier Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$3,374,817	$3,573,062	$3,605,127
Net investment income	1,049,463	988,075	719,246
Other income	119,112	184,835	208,482
Benefit and loss related payments	(3,470,951)	(2,617,277)	(2,662,734)
Net transfers from separate accounts	1,276,609	344,666	180,649
Commissions and operating expenses	(1,151,522)	(1,242,500)	(1,119,469)
Dividends paid to policyholders	(1,091)	—	—
Federal income taxes (paid) received	(25,440)	(1,009,824)	(14,189)

Net cash provided by operating activities	1,170,997	221,037	917,112

Investing activities
Proceeds from investments sold, matured or repaid	3,850,764	4,220,254	3,939,238
Costs of investments acquired	(5,233,742)	(4,906,476)	(4,461,555)
Net increase (decrease) in policy loans	(25,524)	(11,481)	997

Net cost of investments acquired	(5,259,266)	(9,346,512)	(4,460,558)

Net cash provided by (used in) investing activities	(1,408,502)	(697,703)	(521,320)

Financing and miscellaneous activities
Capital and paid in surplus, less treasury stock	$(100,000)	$—	$—
Capital contribution received (returned)	4	149,947	200,000
Dividends to stockholders	—	—	(350,000)
Net deposits (withdrawals) on deposit-type contracts	(237,635)	(155,020)	(138,376)
Net change in borrowed money	144,774	(188,058)	127,948
Net change in payable for collateral under securities lending and other transactions	182,031	146,987	(130,411)
Other cash (applied) provided	74,478	(56,482)	168,040

Net cash provided by (used in) financing and miscellaneous activities	63,651	(102,626)	(122,799)

Net increase (decrease) in cash, cash equivalents and short-term investments	(173,854)	(579,292)	272,993
Cash, cash equivalents and short-term investments:
Beginning of year	902,074	1,481,366	1,208,373

End of year	$728,220	$902,074	$1,481,366

See accompanying notes.

7

Transamerica Premier Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Supplemental disclosures of cash flow information
Significant non-cash activities during the year not included in the Statutory Statements of Cash Flow
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	$—	$—	$2,593,112
Receipt of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Tranfer of bonds to settle reinsurance obligations	—	—	22,479
Dividend received from subsidiary	11,270	30,000	100,000
Contribution receivable from parent	—	—	150,000
Asset transfer of ownership between hedge funds	—	—	88,481
Release of funds withheld related to affiliated reinsurance recapture	—	—	—
Investments received for insured securities losses	—	30,032	—
Noncash contribution (distribution) to affiliate	(8,444)	1,360	—
Noncash return of capital from affiliate	—	5,912	—
Noncash transaction on sale of real estate	(540)	—	—

8

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Premier Life Insurance Company (the Company, formerly known as Monumental Life Insurance Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Company sells a full line of insurance products, including individual, credit, group, indexed universal life, variable universal life and variable annuities, annuity, long term care insurance, and accident and health policies as well as investment products, including guaranteed investment contracts. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are through agents, brokers, financial planners, independent representatives, financial institutions, stockbrokers and direct response methods. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

9

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-

10

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

11

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment.

12

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserve

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the Risk Based Capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $54,607. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

13

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Instruments

Overview: The Company may use various derivative instruments (swaps and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86 - Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains or losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given

14

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract, and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

15

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

16

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of general insurance accounts receivable, reinsurance receivable, and company owned life insurance. Other “admitted assets” are valued principally at cost, as required or permitted by Iowa Insurance Laws.

Other liabilities consist primarily of amounts withheld by the Company, payables for securities, and reinsurance payable.

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders, do not have minimum guarantees and the investment risks associated with the fair value changes are borne by the policyholder. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account due to the nature of the guaranteed return.

17

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a non-deduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

18

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements, supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

19

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP 101 does not consider state income taxes in the measurement of deferred taxes. SSAP 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents that excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC Accounting Practices and Procedures Manual (NAIC SAP).

20

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Goodwill

Goodwill is measured as the difference between the cost of acquiring the entity and the reporting entity’s share of the book value of the acquired entity. Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

21

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 Valuation Manual section 21 (VM-21) and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the decrease to the VM-21 reserve of $30,452. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

22

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

23

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

24

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

25

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$631,215	$631,185	$441,346	$189,869	$—	$—	$—
Short-term notes receivable from affiliates	102,900	102,900	—	102,900	—	—	—
Bonds	19,995,877	17,877,965	2,000,037	17,791,417	204,423	—	—
Preferred stocks, other than affiliates	4,361	4,955	—	2,089	2,272	—	—
Common stocks, other than affiliates	59,057	59,057	1,872	—	57,185	—	—
Mortgage loans on real estate	2,876,259	2,737,109	—	—	2,876,259	—	—
Other invested assets	190,192	172,968	—	189,214	978	—	—
Derivative assets:
Interest rate swaps	11,171	8,635	—	11,171	—	—	—
Currency swaps	13,458	4,365	—	13,458	—	—	—
Credit default swaps	19,459	10,576	—	19,459	—	—	—
Interest rate futures	7	7	7	—	—	—	—
Equity futures	1,948	1,948	1,948	—	—	—	—
Derivative assets total	46,043	25,531	1,955	44,088	—	—	—
Policy loans	962,408	962,408	—	962,408	—	—	—
Securities lending reinvested collateral	599,859	599,859	58	599,801	—	—	—
Separate account assets	25,337,229	25,337,230	23,358,660	1,978,570	—	—	—

Liabilities
Investment contract liabilities	2,272,404	1,461,721	—	45,313	2,227,090	—	—
Derivative liabilities:
Interest rate swaps	(75,597)	58,916	—	(75,597)	—	—	—
Currency swaps	17,050	14,733	—	17,050	—	—	—
Credit default swaps	(2,855)	1,169	—	(2,855)	—	—	—
Equity swaps	4,361	4,361	—	4,361	—	—	—
Interest rate futures	544	544	544	—	—	—	—
Equity futures	1,349	1,349	1,349	—	—	—	—
Derivative liabilities total	(55,148)	81,072	1,893	(57,041)	—	—	—
Dollar repurchase agreements	254,814	254,814	—	254,814	—	—	—
Payable for securities lending	757,186	757,186	—	757,186	—	—	—
Payable for derivative cash collateral	202,298	202,298	—	202,298	—	—	—
Separate account annuity liabilities	22,578,162	22,578,162	13	22,578,149	—	—	—

26

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$718,998	$718,998	$656,505	$62,493	$—	$—	$—
Short-term notes receivable from affiliates	194,600	194,600	—	194,600	—	—	—
Bonds	16,943,037	16,814,750	1,833,213	14,958,270	151,554	—	—
Preferred stocks, other than affiliates	9,214	9,958	—	2,380	6,834	—	—
Common stocks, other than affiliates	67,063	67,063	134	—	66,929	—	—
Mortgage loans on real estate	2,433,036	2,436,202	—	—	2,433,036	—	—
Other invested assets	178,709	174,272	—	177,480	1,229	—	—
Derivative assets:
Interest rate swaps	9,174	4,634	—	9,174	—	—	—
Currency swaps	14,877	7,633	—	14,877	—	—	—
Credit default swaps	13,304	15,582	—	13,304	—	—	—
Equity swaps	4,589	4,589	—	4,589	—	—	—
Interest rate futures	213	213	213	—	—	—	—
Equity futures	2,282	2,282	2,282	—	—	—	—
Derivative assets total	44,439	34,933	2,495	41,944	—	—	—
Policy loans	936,884	936,884	—	936,884	—	—	—
Securities lending reinvested collateral	518,646	518,646	24,677	493,969	—	—	—
Separate account assets	22,017,523	22,017,523	19,752,326	2,265,141	56	—	—

Liabilities
Investment contract liabilities	1,919,385	1,799,337	—	45,337	1,874,048	—	—
Derivative liabilities:
Interest rate swaps	(44,671)	49,173	—	(44,671)	—	—	—
Currency swaps	15,155	9,391	—	15,155	—	—	—
Credit default swaps	(1,148)	2,352	—	(1,148)	—	—	—
Equity swaps	208	208	—	208	—	—	—
Interest rate futures	39	39	39	—	—	—	—
Equity futures	127	127	127	—	—	—	—
Derivative liabilities total	(30,290)	61,290	166	(30,456)	—	—	—
Dollar repurchase agreements	110,040	110,040	—	110,040	—	—	—
Payable for securities lending	575,155	575,155	—	575,155	—	—	—
Payable for derivative cash collateral	120,737	120,737	—	120,737	—	—	—
Separate account annuity liabilities	20,027,327	20,027,327	3,278	20,024,049	—	—	—

27

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$129	$—	$—	$129
Industrial and miscellaneous	—	336	2,791	—	3,127

Total bonds	—	465	2,791	—	3,256

Preferred stock
Industrial and miscellaneous	—	—	2,272	—	2,272

Total preferred stock	—	—	2,272	—	2,272

Common stock
Industrial and miscellaneous	1,872	—	57,185	—	59,057

Total common stock	1,872	—	57,185	—	59,057

Cash equivalents and short-term
Money market mutual funds	441,346	—	—	—	441,346

Total cash equivalents and short-term	441,346	—	—	—	441,346

Securities lending reinvested collateral	58	—	—	—	58
Derivative assets	1,955	8,556	—	—	10,511
Separate account assets	23,358,660	1,978,570	—	—	25,337,230

Total assets	$23,803,891	$1,987,591	$62,248	$—	$25,853,730

Liabilities:
Derivative liabilities	$1,893	$16,699	$—	$—	$18,592
Separate account liabilities	13	—	—	—	13

Total liabilities	$1,906	$16,699	$—	$—	$18,605

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$30,077	$4,858	$—	$34,935
Hybrid securities	—	16,037	—	—	16,037

Total bonds	—	46,114	4,858	—	50,972

Preferred stock
Industrial and miscellaneous	—	—	6,834	—	6,834

Total preferred stock	—	—	6,834	—	6,834

Common stock
Industrial and miscellaneous	134	—	66,929	—	67,063

Total common stock	134	—	66,929	—	67,063

Cash equivalents and short-term
Money market mutual funds	656,505	—	—	—	656,505

Total cash equivalents and short-term	656,505	—	—	—	656,505

Securities lending reinvested collateral	24,677	—	—	—	24,677
Derivative assets	2,495	9,144	—	—	11,639
Separate account assets	19,752,326	2,265,141	56	—	22,017,523

Total assets	$20,436,137	$2,320,399	$78,677	$—	$22,835,213

Liabilities:
Derivative liabilities	$166	$10,091	$—	$—	$10,257
Separate account liabilities	3,278	—	—	—	3,278

Total liabilities	$3,444	$10,091	$—	$—	$13,535

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 is internally valued using significant unobservable inputs.

28

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Common stocks classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018.

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,858	$—	$622	$44	$247
Preferred stock	6,834	—	—	—	(6,052)
Common stock	66,929	—	1,700	(553)	(28)
Separate account assets	56	—	53	—	—

Total	$78,677	$—	$2,375	$(509)	$(5,833)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
Other	$—	$—	$—	$1,736	$2,791
Preferred stock	1,490	—	—	—	2,272
Common stock	811	1,526	9,800	—	57,185
Separate account assets	—	—	—	3	—

Total	$2,301	$1,526	$9,800	$1,739	$62,248

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

29

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,974	$287	$—	$78	$(26)
Preferred stock	7,390	—	—	—	(1,856)
Common stock	70,335	—	34	(27)	(1,173)
Separate account assets	67	—	—	1	(1)

Total	$82,766	$287	$34	$52	$(3,056)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Other	$—	$—	$—	$455	$4,858
Preferred stock	1,888	—	588	—	6,834
Common stock	—	28	2,200	—	66,929
Separate account assets	—	—	—	11	56

Total	$1,888	$28	$2,788	$466	$78,677

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 the Company has 1 property that is held for sale. This property is carried at fair value less cost to sell, which amounts to $745.

The Company also had three properties that were held for sale as of December 31, 2018. The carrying amount for each of these properties was less than their fair value and, therefore, they are not measured at fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

30

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair values of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Unaffiliated bonds:
United States Government and agencies	$1,601,214	$247,311	$357	$1,848,168
State, municipal and other government	699,845	36,231	8,841	727,235
Hybrid securities	139,964	18,294	2,490	155,768
Industrial and miscellaneous	13,440,685	1,677,600	43,652	15,074,633
Mortgage and other asset-backed securities	1,996,257	199,752	5,936	2,190,073

Total unaffiliated bonds	17,877,965	2,179,188	61,276	19,995,877
Unaffiliated preferred stocks	4,955	66	660	4,361

	$17,882,920	$2,179,254	$61,936	$20,000,238

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	58,999	111	53	59,057

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Unaffiliated bonds:
United States Government and agencies	$1,645,120	$69,542	$33,955	$1,680,707
State, municipal and other government	416,752	12,733	13,939	415,546
Hybrid securities	145,271	9,152	7,013	147,410
Industrial and miscellaneous	12,911,155	528,970	550,783	12,889,342
Mortgage and other asset-backed securities	1,696,452	134,037	20,457	1,810,032

Total unaffiliated bonds	16,814,750	754,434	626,147	16,943,037
Unaffiliated preferred stocks	9,958	56	800	9,214

	$16,824,708	$754,490	$626,947	$16,952,251

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	67,017	67	21	67,063

31

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$330,436	$332,890
Due after one year through five years	2,673,811	2,820,295
Due after five years through ten years	3,000,633	3,362,510
Due after ten years	9,876,828	11,290,108

	15,881,708	17,805,803
Mortgage and other asset-backed securities	1,996,257	2,190,074

Total	$17,877,965	$19,995,877

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$—	$—	$11,224	$357
State, municipal and other government	17,582	2,010	232,694	6,831
Hybrid securities	26,780	2,475	3,302	15
Industrial and miscellaneous	262,510	29,928	387,345	13,724
Mortgage and other asset-backed securities	60,442	2,868	369,603	3,067

Total bonds	367,314	37,281	1,004,168	23,994

Preferred stocks-unaffiliated	1,340	660	—	—
Common stocks-unaffiliated	—	—	609	53

Total	$368,654	$37,941	$1,004,777	$24,047

32

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$63,881	$4,817	$707,210	$29,138
State, municipal and other government	33,780	2,461	158,447	11,478
Hybrid securities	12,595	1,893	44,591	5,120
Industrial and miscellaneous	1,180,161	67,218	6,509,117	483,565
Mortgage and other asset-backed securities	213,966	10,505	418,923	9,952

Total bonds	1,504,383	86,894	7,838,288	539,253

Preferred stocks-unaffiliated	1,200	800	—	—
Common stocks-unaffiliated	—	—	165	21

Total	$1,505,583	$87,694	$7,838,453	$539,274

During 2019, 2018, and 2017, respectively, there were $2,799, $99,187 and $0 of loan-backed and structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $503, $6,003, and $2,512, respectively.

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$170	$163	$7	$163	$114	03/31/2019
79548KXQ6	189	173	16	173	154	03/31/2019
14984WAA8	2,799	2,591	208	2,591	2,591	6/30/2019
87266TAJ1	154	127	27	127	102	6/30/2019
79548KXQ6	159	79	80	80	142	6/30/2019
36828QQK5	277	249	28	249	195	9/30/2019
026935AC0	2,080	2,066	14	2,066	1,968	12/31/2019
36828QQK5	249	126	123	126	195	12/31/2019

			$503

33

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$2,868	$3,417	$10,505	$17,168
The aggregate related fair value of securities with unrealized losses	60,442	372,394	213,966	465,773

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 104 and 374 securities with a carrying amount of $406,595 and $1,593,276 and an unrealized loss of $37,941 and $87,694. Of this portfolio, 66.8% and 88.0% were investment grade with associated unrealized losses of $10,107 and $62,824, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 214 and 1209 securities with a carrying amount of $1,028,162 and $8,377,542 and an unrealized loss of $23,994 and $539,253. Of this portfolio, 95.6% and 92.8% were investment grade with associated unrealized losses of $21,691 and $476,336, respectively.

At December 31, 2019 and 2018, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 5 and 6 securities with a cost of $661 and $186 and an unrealized loss of $53 and $21.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	3	$5,561	$5,401
Loan-backed and structured securities, amortized cost	1	3,138	3,138
Preferred stock, amortized cost	1	2,272	2,272

Total	5	$10,971	$10,811

December 31, 2018
Bond, amortized cost	3	$6,034	$6,010
Preferred stock, amortized cost	1	6,835	6,834

Total	4	$12,869	$12,844

34

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 75 and 57 securities as a result of a callable feature which generated investment income of $5,927 and $16,484, as a result of prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$2,953,444	$3,505,561	$5,152,507

Gross realized gains	$24,798	$23,436	$574,671
Gross realized losses	(18,768)	(168,483)	(12,699)

Net realized capital gains (losses)	$6,030	$(145,047)	$561,972

The Company had gross realized losses which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks for the years ended December 31, 2019, 2018 and 2017 of $8,476, $25,453 and $2,992, respectively.

At December 31, 2019, and 2018, the Company had no investments in restructured securities.

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019	Farm	Commercial	Total
AAA - AA	$—	$1,372,173	$1,372,173
A	9,890	1,254,899	1,264,789
BBB	—	98,796	98,796

	$9,890	$2,725,868	$2,735,758

December 31, 2018	Farm	Commercial	Total
AAA - AA	$—	$1,048,151	$1,048,151
A	10,000	1,304,089	1,314,089
BBB	—	72,347	72,347

	$10,000	$2,424,587	$2,434,587

The above tables exclude residential mortgage loans

35

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 70%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.23% and a minimum interest rate of 3.78% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 74%.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$9,890	$303	$2,700,403	$2,710,596
(b) 30-59 Days Past Due	—	886	—	886
(c) 60-89 Days Past Due	—	131	—	131
(d) 90-179 Days Past Due	—	25	3,500	3,525
(e) 180+ Days Past Due	—	6	21,965	21,971

Accruing interest 90-179 days past due
(a) Recorded investment	—	25	—	25
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$9,890	$—	$1,046,933	$1,056,823

36

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$10,000	$431	$2,399,122	$2,409,553
(b) 30-59 Days Past Due	—	1,045	—	1,045
(c) 60-89 Days Past Due	—	40	25,465	25,505
(d) 90-179 Days Past Due	—	93	—	93
(e) 180+ Days Past Due	—	7	—	7

Accruing interest 90-179 days past due
(a) Recorded investment	—	93	—	93
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$10,000	$—	$832,611	$842,611

At December 31, 2019 and 2018, there were no recorded investments in impaired loans with a related allowance for credit losses. The Company held no allowances for credit losses on mortgage loans at December 31, 2019 or December 31, 2018. There was no average recorded investment in impaired loans during 2019 or 2018. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans.

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans generally is recognized on a cash basis. The Company recognized no interest income on impaired loans for the years ended December 31, 2019, 2018 and 2017, respectively. The Company recognized no interest income on a cash basis for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $36,207 and $25,537, respectively.

37

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
South Atlantic	27%	28%	Apartment	53%	55%
Pacific	25	22	Retail	14	14
Middle Atlantic	10	10	Industrial	14	12
E. North Central	8	9	Office	11	9
Mountain	8	9	Other	6	7
W. South Central	8	8	Medical	2	2
W. North Central	7	7	Agricultural	—	1
E. South Central	4	4
New England	3	3

At December 31, 2019, 2018 and 2017, the Company held mortgage loans with a total net admitted asset value of $208, $239, and $268, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. There were no unfunded commitments to existing borrowers whose debt had been restructured at December 31, 2019, 2018 and 2017.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Investment properties	$186,894	$187,420
Properties held for sale	745	30,226

	$187,639	$217,646

As of December 31, 2019, there was one property classified as held-for-sale. As of December 31, 2018, there were three properties held-for-sale. The Company is working with an external commercial real estate advisor firm to actively market the property and negotiate with potential buyers. During 2019, the Company disposed of three properties throughout 2019, resulting in a net realized gains of $24,201. During 2018, one property classified as held-for-sale was disposed of resulting in a net realized loss of $8.

The Company disposed of one other property throughout 2019, resulting in a net realized loss of $57.

The Company does not engage in retail land sales operations.

38

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company does not hold any real estate investments with participating mortgage loans.

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $58,540 and $63,664, respectively.

There were no impairment losses taken on real estate in 2019 and 2018. Impairment losses of $696 were taken on real estate in 2017 to write the book value down to the current fair value, and were reflected as net realized losses in the statements of operations.

Reverse Mortgages

The company has reverse mortgages, which are reported as Other Invested Assets on the balance sheet. The carrying amount of the investment in reverse mortgages of $6,920 and $11,118 at December 31, 2019 and 2018, respectively, is net of the reserve of $2,891 and $4,197, respectively. Interest income of $523 and $814 was recognized for the years ended December 31, 2019 and 2018 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

During 2019 and 2018, respectively, reverse mortgages of $1,584 and $0 were foreclosed or acquired by deed and transferred to real estate.

Other Invested Assets

During 2019, 2018 and 2017, the Company did not recognize any impairment write down for its investments in joint ventures, partnerships or limited liability companies.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $88,481, which resulted in a realized gain of $43,498.

Tax Credits

For the year ending December 31, 2019, the Company had ownership interests in twenty-nine LIHTC properties with a carrying value of . The remaining years of unexpired tax credits ranged from one to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $66,571. Tax credits recognized in 2019 were $12,733, and other tax benefits recognized in 2019 were $1,546. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2018, the Company had ownership interests in twenty-seven LIHTC properties with a carrying value of $35,907. The remaining years of unexpired tax credits ranged from two to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments

39

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

expected to be paid during the years 2019 to 2029 is $77,186. Tax credits recognized in 2018 were $7,866, and other tax benefits recognized in 2018 were $2,964. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

	December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$568	$1,478
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$568	$20,178

	December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,268	$2,178
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$1,268	$20,878

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2029.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2019, 2018 and 2017.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018, was as follows:

	2019	2018
Fair value - positive	$218,361	$168,821
Fair value - negative	(117,169)	(94,091)

40

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

For the years ended December 31, 2019, 2018 and 2017, the Company has recorded ($7,547), $2,406 and ($3,602), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss). The Company did not recognize any unrealized gains or losses during 2019, 2018, or 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 13 years for forecasted hedge transactions. For the years ended December 31, 2019, 2018 and 2017 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $1,186 and $1,186, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$—	$—	$67
Caps	—	—	(45,848)
Puts	—	—	—

Total options	$—	$—	$(45,781)

Swaps:
Interest rate	$293	$(1,105)	$102,724
Credit	(279)	(2,444)	—
Total return	(9,112)	(4,853)	(26,122)

Total swaps	$(9,098)	$(8,402)	$76,602

Futures - net positions	216,114	(81,504)	167,302
Lehman settlements	14	55	122

Total realized gains (losses)	$207,030	$(89,851)	$198,245

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$18,303	$16,608	$(2,535)	$(1,212)
Interest rate swaps	—	—	—	751

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

41

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$19,459	$13,304	$(2,855)	$(1,148)
Interest rate swaps	—	—	—	—

Total	$19,459	$13,304	$(2,855)	$(1,148)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(279)	$(2,444)	$—
Interest rate swaps	—	(616)	—

Total	$(279)	$(3,060)	$—

As stated in Note 2, the Company replicates investment grade corporate bonds or sovereign debt by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

42

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

	2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,915	$273,200	1.7
Credit default swaps referencing indices		7	10,000	41.7

Subtotal		3,922	283,200	3.1

BBB	2
Single name credit default swaps (3)		9,747	560,760	2.0
Credit default swaps referencing indices		5,721	315,700	2.6

Subtotal		15,468	876,460	2.2

BB	3
Single name credit default swaps (3)		2,924	28,350	2.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,924	28,350	2.3

Total		$22,314	$1,188,010	2.4

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

43

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,556	$259,450	2.6
Credit default swaps referencing indices		—	—	—

Subtotal		3,556	259,450	2.6

BBB	2
Single name credit default swaps (3)		5,635	590,510	3.0
Credit default swaps referencing indices		2,588	291,500	3.4

Subtotal		8,223	882,010	3.1

BB	3
Single name credit default swaps (3)		2,674	28,350	3.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,674	28,350	3.3

Total		$14,453	$1,169,810	3.0

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

44

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$900,200	$886,000	$19,459	$13,304
Currency swaps	51,684	73,235	13,458	14,877
Equity futures	5	2	1,948	2,282
Equity swaps	—	61,739	—	4,589
Interest rate futures	—	—	7	213
Interest rate swaps	365,450	247,450	11,171	9,174
Derivative liabilities:
Credit default swaps	287,810	283,810	(2,855)	(1,148)
Currency swaps	257,493	180,599	17,050	15,155
Equity futures	12	3	1,349	127
Equity swaps	78,802	100	4,361	208
Interest rate futures	1	—	544	39
Interest rate swaps	2,131,433	2,579,033	(75,597)	(44,671)

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$757,186	$—	$—	$—	$757,186
Subject to dollar repurchase agreements	254,966	—	—	—	254,966
FHLB capital stock	57,000	—	—	—	57,000
On deposit with states	4,180	—	—	—	4,180
Pledged as collateral to FHLB (including assets backing funding agreements)	1,829,750	—	—	—	1,829,750
Pledged as collateral not captured in other categories	249,326	—	—	—	249,326
Other restricted assets	182,479	—	—	—	182,479

Total Restricted Assets	$3,334,887	$—	$—	$—	$3,334,887

45

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$574,886	$182,300	$—	$757,186	1.43%	1.44%
Subject to dollar repurchase agreements	109,657	145,309	—	254,966	0.48%	0.49%
FHLB capital stock	66,800	(9,800)	—	57,000	0.11%	0.11%
On deposit with states	4,730	(550)	—	4,180	0.01%	0.01%
Pledged as collateral to FHLB (including assets backing funding agreements)	2,086,543	(256,793)	—	1,829,750	3.46%	3.48%
Pledged as collateral not captured in other categories	266,068	(16,742)	—	249,326	0.47%	0.47%
Other restricted assets	195,728	(13,249)	—	182,479	0.34%	0.35%

Total Restricted Assets	$3,304,412	$30,475	$—	$3,334,887	6.30%	6.35%

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$249,326	$—	$—	$—	$249,326

Total	$249,326	$—	$—	$—	$249,326

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$266,068	$(16,742)	$249,326	0.47%	0.47%

Total	$266,068	$(16,742)	$249,326	0.47%	0.47%

46

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018.

2019
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$456,116	$456,116	1.72%	1.75%
Securities lending collateral assets	757,186	757,186	2.86	2.91
Other	997	997	—	—

Total collateral assets	$1,214,299	$1,214,299	4.58%	4.66%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$1,214,975	5.13%

2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$229,777	$229,777	0.93%	0.94%
Securities lending collateral assets	575,155	575,155	2.32	2.36
Other	1,000	1,000	—	—

Total collateral assets	$805,932	$805,932	3.25%	3.30%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$806,292	3.60%

47

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$780,857	$763,422	$579,022
Preferred stocks	1,617	1,441	1,364
Common stocks	91,649	63,241	102,361
Mortgage loans on real estate	119,009	104,675	72,505
Real estate	33,040	35,371	35,366
Policy loans	49,354	49,379	49,680
Cash, cash equivalents and short-term investments	20,104	13,218	10,218
Derivatives	25,690	26,047	23,631
Other invested assets	14,736	11,521	33,533

Gross investment income	1,136,056	1,068,315	907,680
Less: investment expenses	110,855	97,376	81,193

Net investment income before amortization of IMR	$1,025,201	$970,939	$826,487
Amortization of IMR	69,658	79,469	53,005

Net investment income, including IMR	$1,094,859	$1,050,408	$879,492

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2019	2018	2017
Bonds	$(5,516)	$(170,936)	$559,366
Preferred stocks	78	—	—
Common stocks	(590)	1,051	39,352
Mortgage loans on real estate	(582)	(1,394)	10,955
Real estate	24,177	(8)	(663)
Cash, cash equivalents and short-term investments	45	(17)	19
Derivatives	207,015	(89,906)	198,123
Other invested assets	12,226	23,531	67,295

Change in realized capital gains (losses), before taxes	236,853	(237,679)	874,447
Federal income tax effect	(8,597)	47,135	(94,516)
Transfer from (to) interest maintenance reserve	874	118,706	(368,479)

Net realized capital gains (losses) on investments	$229,130	$(71,838)	$411,452

48

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$25,237	$8,468	$32,575
Preferred stocks	(6,052)	(1,856)	(1,182)
Common stocks	12	(1,197)	(37,604)
Affiliated entities	19,774	29,355	10,774
Cash equivalents and short-term investments	(13)	29	35
Derivatives	(25,855)	(4,952)	36,372
Other invested assets	48,659	10,159	(49,430)

Change in unrealized capital gains (losses), before taxes	61,762	40,006	(8,460)
Taxes on unrealized capital gains (losses)	(10,064)	(3,048)	(13,166)

Change in unrealized capital gains (losses), net of tax	$51,698	$36,958	$(21,626)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$8,311	$1,553	$9,413	$1,652
Ordinary renewal business	143,173	113,543	149,737	117,652
Group life direct business	5,805	4,051	6,768	4,753
Credit direct business	22	22	86	86

	$157,311	$119,169	$166,004	$124,143

49

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$10,444,776	$9,567,419
Annuity reserves and supplementary contracts with life contingencies	1,383,733	1,466,569
Accident and health reserves (including long term care)	6,066,092	5,931,736

Total policy reserves	$17,894,601	16,965,724

Deposit-type contracts	356,309	584,693
Policy claims	463,716	434,245

Total policy reserves, deposit-type contracts and claim liabilities	$18,714,626	$17,984,662

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

At December 31, 2019 and 2018, the Company had insurance in force aggregating $3,797,278 and $4,392,920 respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $44,585 and $49,923 to cover these deficiencies at December 31, 2019 and 2018, respectively.

50

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2019 and 2018.

For the years ended December 31, 2019, 2018 and 2017, premiums for participating life insurance policies were $920, $963 and $1,003, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,030, $1,025 and $1,081 to policyholders during 2019, 2018 and 2017, respectively, and did not allocate any additional income to such policyholders.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 1.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum income benefits, and variable payout annuity with guaranteed floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Both the stochastic reserves and the standard projection are determined as the CTE70 of the scenario reserves. To determine the CTE70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and the Society of Actuaries. The stochastic reserves use and prudent estimate assumptions based on company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

51

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The Company does not write any accident and health business that is subject to the Affordable Care Act risk sharing provisions.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

52

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$864,693	$266,218	$598,474
2018 and prior	1,860,793	(18,289)	558,704	1,283,801

	1,860,793	$846,404	$824,922	1,882,276

Active life reserve	$4,390,665			$4,512,675

Total accident and health reserves	$6,251,458			$6,394,951

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$954,895	$294,034	$660,861
2017 and prior	1,751,452	(12,178)	539,342	1,199,932

	1,751,452	$942,717	$833,376	1,860,793

Active life reserve	$4,238,123			$4,390,665

Total accident and health reserves	$5,989,575			$6,251,458

The Company’s unpaid claims reserve was increased (decreased) by $(18,289) and $(12,178) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2019 and 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

53

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$15,113	$1,428	$13,685
2018 and prior	46,226	(14,407)	2,464	29,355

	$46,226	$706	$3,892	$43,040

Year ended December 31, 2018
2018	$—	$19,236	$2,819	$16,417
2017 and prior	43,512	(11,813)	1,890	29,809

	$43,512	$7,423	$4,709	$46,226

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019 or 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Included in the liability for deposit-type contracts at December 31, 2019 and 2018 are approximately $11,288 and $11,543, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

54

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individual Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,602	$6,629	$—	$14,230	0%
At book value less surrender charge of 5% or more	2,535	—	—	2,535	0
At fair value	85	—	20,282,900	20,282,984	93

Total with adjustment or at fair value	10,221	6,629	20,282,900	20,299,749	93
At book value without adjustment (minimal or no charge or adjustment)	963,508	—	—	963,508	4
Not subject to discretionary withdrawal provision	321,922	—	134,490	456,411	2

Total individual annuity reserves	1,295,651	6,629	20,417,389	21,719,669	100%

Less reinsurance ceded	210,156	—	—	210,156

Net individual annuity reserves	$1,085,496	$6,629	$20,417,389	$21,509,514

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$711	$8,844	$—	$9,555	0%
At fair value	—	—	2,142,869	2,142,869	86

Total with adjustment or at fair value	711	8,844	2,142,869	2,152,424	86
At book value without adjustment (minimal or no charge or adjustment)	318,578	—	—	318,578	13
Not subject to discretionary withdrawal provision	29,631	—	—	29,631	1

Total group annuity reserves	348,920	8,844	2,142,869	2,500,633	100%

Less reinsurance ceded	—	—	—	—

Net group annuity reserves	$348,920	$8,844	$2,142,869	$2,500,633

55

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
Not subject to discretionary withdrawal provision	$320,770	$—	$2,417	$323,187	100%

Total deposit-type contracts	320,770	—	2,417	323,187	100%

Less reinsurance ceded	15,143	—	—	15,143

Net deposit- type contracts	$305,627	$—	$2,417	$308,044

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,145,835
Exhibit 5, Supp contracts with life contingencies section, total (net)	237,898
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	356,309

Subtotal	1,740,042
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	22,441,205
Exhibit 3, Supp contracts with life contingencies section, total	134,526
Other contract deposit funds	2,417

Subtotal	22,578,149

Combined total	$24,318,191

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individal Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,885	$6,677	$—	$14,562	0%
At book value less surrender charge of 5% or more	3,458	—	—	3,458	0
At fair value	3,038	—	17,464,766	17,467,804	92

Total with adjustment or at fair value	14,380	6,677	17,464,766	17,485,824	92
At book value without adjustment (minimal or no charge or adjustment)	1,011,556	—	—	1,011,556	5
Not subject to discretionary withdrawal provision	405,171	—	103,186	508,357	3

Total individual annuity reserves	1,431,107	6,677	17,567,953	19,005,737	100%

Less reinsurance ceded	287,593	—	—	287,593

Net individual annuities reserves	$1,143,514	$6,677	$17,567,953	$18,718,144

56

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$648	$9,780	$—	$10,427	0%
At fair value	—	—	2,437,946	2,437,946	86

Total with adjustment or at fair value	648	9,780	2,437,946	2,448,373	87
At book value without adjustment (minimal or no charge or adjustment)	343,252	—	—	343,252	12
Not subject to discretionary withdrawal provision	30,091	—	—	30,091	1

Total group annuities reserves	373,991	9,780	2,437,946	2,821,716	100%

Less reinsurance ceded	—	—	—	—

Net group annuities reserves	$373,991	$9,780	$2,437,946	$2,821,716

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
provision	$549,673	$—	$1,693	$551,366	100%

Total deposit-type contracts	549,673	—	1,693	551,366	100%

Less reinsurance ceded	15,916	—	—	15,916

Net deposit-type contracts	$533,756	$—	$1,693	$535,450

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,252,507
Exhibit 5, Supp contracts with life contingencies section, total (net)	214,062
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	584,693

Subtotal	2,051,261
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	19,919,133
Exhibit 3, Supp contracts with life contingencies section, total	103,223
Other contract deposit funds	1,693

Subtotal	20,024,049

Combined total	$22,075,310

57

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Amount of reserves on life products, by withdrawal characteristics, is summarized as follow:

	December 31 2019
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$46,855	$49,165	$82,395	$—	$—	$—
Universal life	1,465,607	1,286,331	1,547,962	—	—	—
Universal life with secondary guarantees	2,375	2,338	2,391	—	—	—
Indexed universal life with secondary guarantees	3,825,616	2,436,729	3,500,501	—	—	—
Other permanent cash value life Insurance	3,299,189	3,513,583	5,450,095	—	—	—
Variable universal life	604,929	592,688	635,586	3,909,192	3,878,306	3,884,304
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	498,864	—	—	—
Accidental death benefits	—	—	15,453	—	—	—
Disability- active lives	—	—	35,660	—	—	—
Disability- disabled lives	—	—	116,543	—	—	—
Miscellaneous reserves	—	—	360,709	—	—	—

Total (gross)	9,244,572	7,880,834	12,246,159	3,909,192	3,878,306	3,884,304
Reinsurance ceded	179	179	1,801,384	—	—	—

Total (net)	$9,244,394	$7,880,656	$10,444,776	$3,909,192	$3,878,306	$3,884,304

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,935,044
Exhibit 5, Accidental death benefits section total (net)	15,453
Exhibit 5, Disability - active lives section, total (net)	32,467
Exhibit 5, Disability - disabled lives section, total (net)	115,629
Exhibit 5, Miscellaneous reserves section, total (net)	346,182

Subtotal	10,444,776
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	3,884,304

Subtotal	3,884,304

Combined total	$14,329,079

58

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$43,796	$46,558	$81,109	$—	$—	$—
Universal life	1,225,940	1,112,843	1,614,862	—	—	—
Universal life with secondary guarantees	2,429	2,366	2,432	—	—	—
Indexed universal life with secondary guarantees	3,204,343	1,978,577	2,888,016	—	—	—
Other permanent cash value life Insurance	3,914,841	4,136,607	5,386,907	—	—	—
Variable universal life	596,517	576,230	631,725	3,244,160	3,208,949	3,208,268
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	503,026	—	—	—
Accidental death benefits	—	—	16,248	—	—	—
Disability- active lives	—	—	34,741	—	—	—
Disability- disabled lives	—	—	119,414	—	—	—
Miscellaneous reserves	—	—	117,498	—	—	—

Total (gross)	8,987,866	7,853,181	11,395,979	3,244,160	3,208,949	3,208,268
Reinsurance ceded	5,974	5,974	1,828,560	—	—	—

Total (net)	$8,981,892	$7,847,206	$9,567,419	$3,244,160	$3,208,949	$3,208,268

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,299,306
Exhibit 5, Accidental death benefits section total (net)	16,248
Exhibit 5, Disability - active lives section, total (net)	31,530
Exhibit 5, Disability - disabled lives section, total (net)	118,484
Exhibit 5, Miscellaneous reserves section, total (net)	101,851

Subtotal	9,567,419
Separate Accounts Annual Statement:	—
Exhibit 3, Life insurance section, total	3,208,268

Subtotal	3,208,268

Combined total	$12,775,687

Separate Accounts

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds.

59

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2019, 2018 and 2017 is as follows:

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$47	$844,837	$844,884

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$15,473	$26,446,979	$26,462,452

Total as of December 31, 2019	$15,473	$26,446,979	$26,462,452

Reserves for separate accounts by withdrawal characteristics as of December 31, 2019:
With fair value adjustment	$15,473	$—	$15,473
At fair value	—	26,310,072	26,310,072

Subtotal	$15,473	$26,310,072	$26,325,545
Not subject to discretionary withdrawal	—	136,907	136,907

Total separate account reserve liabilities at December 31, 2019	$15,473	$26,446,979	$26,462,452

60

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$166	$995,559	$995,725

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$16,457	$23,215,860	$23,232,317

Total as of December 31, 2018	$16,457	$23,215,860	$23,232,317

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
With fair value adjustment	$16,457	$—	$16,457
At fair value	—	23,110,980	23,110,980

Subtotal	$16,457	$23,110,980	$23,127,437
Not subject to discretionary withdrawal	—	104,880	104,880

Total separate account reserve liabilities at December 31, 2018	$16,457	$23,215,860	$23,232,317

61

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$128	$1,005,564	$1,005,692

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$17,955	$24,836,712	$24,854,667

Total as of December 31, 2017	$17,955	$24,836,712	$24,854,667

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$17,955	$—	$17,955
At fair value	—	24,725,399	24,725,399

Subtotal	$17,955	$24,725,399	$24,743,354
Not subject to discretionary withdrawal	—	111,313	111,313

Total separate account reserve liabilities at December 31, 2017	$17,955	$24,836,712	$24,854,667

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$866,291	$1,010,534	$1,024,418
Transfers from separate accounts	(2,228,421)	(1,460,192)	(1,290,485)

Net transfers from separate accounts	(1,362,130)	(449,658)	(266,067)
Miscellaneous reconciling adjustments	101,052	117,578	104,721

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(1,261,078)	$(332,080)	$(161,346)

62

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$2,146,648	$2,446,903
Variable annuities	20,425,457	17,578,936
Variable universal life	3,909,194	3,244,160
Modified separate account	17,709	17,970
WRL asset accumulator	9,326	8,170

Total separate account assets	$26,508,334	$23,296,139

To compensate the general account for the risk taken, the separate account paid risk charges of $9,441, $11,344, $12,133, $11,993, and $12,368 to the general account in 2019, 2018, 2017, 2016 and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016 and 2015, the general account of the Company had paid $540, $480, $750, $15,371, and $43,256, respectively, toward separate account guarantees.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums and annuity considerations earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$3,348,455	$3,578,753	$3,656,349
Reinsurance assumed - non affiliates	54,209	68,724	76,854
Reinsurance assumed - affiliates	414,063	405,528	2,153,409
Reinsurance ceded - non affiliates	(103,725)	(75,864)	(3,181,521)
Reinsurance ceded - affiliates	(365,122)	(427,119)	(408,787)

Net premiums earned	$3,347,881	$3,550,022	$2,296,304

The Company received reinsurance recoveries in the amount of $587,197, $591,703 and $558,976 during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from

63

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

reinsurers that have been deducted from policy and contract claim reserves totaled $31,033 and $29,604. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $4,161,453 and $4,320,660, respectively, of which $1,920,004 and $2,016,383 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $279,776 ($181,854 after tax), $276,268 ($179,574 after tax) and $109,601 ($71,241 after tax), respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2019, 2018 and 2017 were $1,235,644, $1,285,244 and $1,330,944 respectively.

Effective July 1, 2019, the Company recaptured indexed universal life and variable universal life insurance business from an affiliate, WFG Reinsurance Limited. The Company paid cash of $39,039, recaptured $1,725 in policyholder reserves, $488 in claim reserves and policy loans of $1,176. The transaction resulted in a pre-tax loss of $40,076 which was partially offset by a commission expense allowance of $6,472 as unamortized amounts previously deferred to unassigned surplus related to the original inforce reinsurance transactions were released.

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $248 of funds withheld liability, recaptured $335 of policyholder reserves and $68 of claim reserves. The transaction resulted in a pre-tax loss of $155 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $309 ($201 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, the Company recaptured insurance business from an affiliate, Harbor View Re Corp. The Company paid cash of $1,400, released a funds withheld liability of $9,750 and assumed $10,387 of policyholder reserves, $144 of claim reserves and net due premiums and commissions of $781. The transaction resulted in a pre-tax loss of $1,400 which has been included in the Statements of Operations.

Effective October 1, 2018, the Company recaptured group health insurance business from Transamerica Life Insurance Company (TLIC), an affiliate. The Company received cash of $33,799, recaptured $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax gain of $11,686 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,191 ($1,424 after-tax) with a corresponding charge to unassigned surplus.

Effective June 29th, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the

64

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

mutual concessions between the parties, Wilton Re paid the Company $19,084. In addition, the Company released a reinsurance receivable in the amount of $8,428 related to the initial proposed NSS used for closing. The net pretax impact to capital and surplus of these adjustments was $10,656.

Effective December 1, 2017, the Company entered into an agreement with TLIC to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to the Company. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The company received cash and invested assets with a market value of $6,487,360 along with policy reserves of $4,543,045 and claim reserves of $199,940 net of due an advance premium of $5,815 from TLIC (which the Company previously assumed on a modco basis). As a result of the transaction $1,144,148 of IMR were released from TLIC and transferred to the Company. The transaction results in a pre-tax gain of $606,041 ($393,926 net of tax) which has been reported in surplus. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $3,063,865, which included a ceding commission of $135,819, and released policy and deposit-type reserves of $2,264,229 and policy loans of $7,545 related to the business. Modified coinsurance separate account reserves of $401,609 were retained by the company. As a part of the transaction, the company realized $568,029 in net gains on the assets that were transferred of which $363,243 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $429,415, resulting in a pretax loss of $172,980, which has been included in the Statements of Operations.

Effective January 1, 2017, the Company entered into a coinsurance retrocession agreement with TLIC Watertree Reinsurance, Inc. (TWRI), an affiliate, under which TWRI coinsures to the Company accelerated death benefits on a product ceded from Transamerica Life Insurance Company to TWRI.

Effective April 14, 2015, the reinsurance agreement dated December 31, 2008 reinsuring variable annuity reinsurance between the Company and Transamerica International Re (Bermuda) Ltd (TIRe), an affiliate, was novated to Firebird Re Corp. (FReC), also an affiliate. Subsequent to the novation, the Companies entered into an amended and restated reinsurance agreement related to the block of business. The modified coinsurance reinsurance reserves were converted to coinsurance reserves and a general account funds withheld was established. During 2017, the Company received invested assets in the amount of $22,479 from FReC as settlement of reinsurance receivables. FReC merged into TLIC, an affiliate, effective October 1, 2018, so the reinsurance agreement is now with TLIC. In 2018, all reinsurance between the Company and TLIC (FReC) was settled in cash.

65

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	Ordinary	December 31, 2019 Capital	Total
Gross Deferred Tax Assets	$708,175	$31,638	$739,813
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	708,175	31,638	739,813
Deferred Tax Assets Nonadmitted	334,893	—	334,893

Subtotal (Net Deferred Tax Assets)	373,282	31,638	404,920
Deferred Tax Liabilities	129,055	44,616	173,671

Net Admitted Deferred Tax Assets	$244,227	$(12,978)	$231,249

		December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$693,441	$51,157	$744,598
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	693,441	51,157	744,598
Deferred Tax Assets Nonadmitted	335,913	—	335,913

Subtotal (Net Deferred Tax Assets)	357,528	51,157	408,685
Deferred Tax Liabilities	123,272	46,464	169,736

Net Admitted Deferred Tax Assets	$234,256	$4,693	$238,949

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$14,734	$(19,519)	$(4,785)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	14,734	(19,519)	(4,785)
Deferred Tax Assets Nonadmitted	(1,020)	—	(1,020)

Subtotal (Net Deferred Tax Assets)	15,754	(19,519)	(3,765)
Deferred Tax Liabilities	5,783	(1,848)	3,935

Net Admitted Deferred Tax Assets	$9,971	$(17,671)	$(7,700)

66

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$364,402	$361,776	$2,626
Investments	74,613	68,973	5,640
Deferred acquisition costs	237,251	227,453	9,798
Policyholder dividends accrual	196	210	(14)
Fixed assets	1,590	420	1,170
Compensation and benefits accrual	383	358	25
Receivables - nonadmitted	19,999	23,535	(3,536)
Other (including items <5% of total ordinary tax assets)	9,741	10,716	(975)

Subtotal	708,175	693,441	14,734

Nonadmitted	334,893	335,913	(1,020)

Admitted ordinary deferred tax assets	373,282	357,528	15,754

Capital:
Investments	31,638	51,157	(19,519)
Subtotal	31,638	51,157	(19,519)
Admitted capital deferred tax assets	31,638	51,157	(19,519)

Admitted deferred tax assets	$404,920	$408,685	$(3,765)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$72,740	$66,130	$6,610
Policyholder reserves	53,123	53,653	(530)
Other (including items <5% of total ordinary tax liabilities)	3,191	3,489	(298)

Subtotal	129,054	123,272	5,782
Capital
Investments	44,617	46,464	(1,847)
Subtotal	44,617	46,464	(1,847)

Deferred tax liabilities	173,671	169,736	3,935

Net deferred tax assets/liabilities	$231,249	$238,949	$(7,700)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference decreased by ($400,000). This change results in an offsetting $400,000 deductible temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

67

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

				December 31, 2019
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$11,238	$11,238
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		220,011	—	220,011
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	220,011	—	220,011
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	310,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		153,271	20,400	173,671

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$373,282	$31,638	$404,920

			Ordinary	December 31, 2018 Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$17,086	$17,086
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		221,863	—	221,863
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	221,863	—	221,863
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	258,932
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		135,665	34,071	169,736

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$357,528	$51,157	$408,685

68

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

			Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$(5,848)	$(5,848)
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		(1,852)	—	(1,852)
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(1,852)	—	(1,852)
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	51,521
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		17,606	(13,671)	3,935

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$15,754	$(19,519)	$(3,765)

			December 31
			2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount			877%	758%	119%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above			$2,069,687	$1,726,211	$343,476

69

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

		December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	0%	2%

		December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	0%	30%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$39,259	$30,372	$8,887

Subtotal	39,259	30,372	8,887
Federal income tax on net capital gains	8,597	(47,135)	55,732

Federal and foreign income taxes incurred	$47,856	$(16,763)	$64,619

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$30,372	$903,151	$(872,779)

Subtotal	30,372	903,151	(872,779)
Federal income tax on net capital gains	(47,135)	94,516	(141,651)

Federal and foreign income taxes incurred	$(16,763)	$997,667	$(1,014,430)

70

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$47,856	$(16,763)	$997,667
Change in deferred income taxes (without tax on unrealized gains and losses)	(10,084)	(7,833)	39,231

Total income tax reported	$37,772	$(24,596)	$1,036,898

Income before taxes	$619,186	$400,924	$1,058,153
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$130,029	$84,194	$370,354

Increase (decrease) in actual tax reported resulting from:

Pre-tax income of disregarded subsidiaries	$(2,007)	$(2,411)	$(1,074)
Dividends received deduction	(31,895)	(25,962)	(46,859)
Tax-exempt income	(861)	(1,102)	(1,663)
Nondeductible expenses	252	604	304
Pre-tax items reported net of tax	(52,817)	(54,399)	344,472
Tax credits	(13,951)	(9,199)	(6,892)
Prior period tax return adjustment	4,028	(21,398)	4,029
Change in tax rates	—	—	357,034
Change in uncertain tax positions	—	948	(3,844)
Deferred tax expense on other items in surplus	4,916	3,900	20,986
Other	78	229	51

Total income tax reported	$37,772	$(24,596)	$1,036,898

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $357,034, excluding $23,017 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based

71

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The following is income tax expense for current year and preceding years that is available for recoupment in the event of future losses:

Total
2019	$7,361
2018	$—
2017	$72,284

The total amount of the unrecognized tax benefits that, if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$1,804
Tax positions taken during prior period	948

Balance at December 31, 2018	$2,752

Balance at December 31, 2019	$2,752

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

	Interest	Penalties	Total payable (receivable)
Balance at January 1, 2017	$236	$—	$236
Interest expense (benefit)	(20)	—	(20)
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2017	$216	$—	$216
Interest expense (benefit)	419	—	419
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2018	$635	$—	$635
Interest expense (benefit)	264	—	264
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2019	$899	$—	$899

72

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote. The Company has 10,000 shares of Class A and 10,000 shares of Class B common shares authorized at $750 per share par value of which, 9,819 of Class A and 3,697 of Class B were issued and outstanding at December 31, 2019 and 2018.

The Company has no preferred stock authorized.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $349,625.

On February 1, 2019, the Company paid ordinary common stock dividends of $8,444 to Commonwealth General Corporation.

The Company received ordinary common stock dividends of $30,000, $20,000, $15,000, and $15,000 from World Financial Group Insurance Agency, Inc. on March 29, 2019, June 21, 2019, September 30, 2019, and December 20, 2019, respectively.

On December 20, 2019, Transamerica Realty paid ordinary common stock dividends of $2,826 to the Company.

The Company reported a contribution receivable from parent of $150,000 at December 31, 2017. The contribution was received on February 1, 2018.

On December 31, 2018 the Company received a $6 contribution from its subsidiary Transamerica Asset Management, Inc. On December 31, 2018, the Company paid a $1,360 non-cash contribution to its subsidiary, Real Estate Alternatives Portfolio 3A, Inc. (REAP 3A). On December 19, 2018, the Company received a common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000. On September 27, 2018, the Company received a non-cash common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000.

73

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by CGC and Transamerica Corporation (TA Corp). These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Iowa Insurance Division prior to paying quarterly interest payments.

On December 20, 2019, the Company repaid in full its $57,266 surplus note with Transamerica Corporation and made a partial repayment of $42,734 on its surplus note with Commonwealth General Corporation. The Company received IID approval for this transaction. Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019
CGC	$60,000	$6,306	$98,822	$300
TA Corp	—	3,627	45,724	—

Total	$60,000	$9,933	$144,546	$300

2018
CGC	$102,734	$6,164	$92,515	$514
TA Corp	57,266	3,436	42,097	286

Total	$160,000	$9,600	$134,612	$800

74

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $716,001 and $555,825 were on loan under securities lending agreements as part of this program. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $757,186 and $575,155 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$757,186	$574,886

Total	757,186	574,886

Securities received	—	—

Total collateral received	$757,186	$574,886

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

75

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$26,407	$26,407	$85,260	$85,260
30 days or less	208,268	208,268	140,236	140,236
31 to 60 days	309,546	309,546	104,248	104,249
61 to 90 days	75,517	75,517	60,156	60,155
91 to 120 days	73,818	73,818	104,653	104,653
121 to 180 days	63,630	63,630	80,602	80,602

Total	757,186	757,186	575,155	575,155

Securities received	—	—	—	—

Total collateral reinvested	$757,186	$757,186	$575,155	$575,155

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $757,905 (fair value of $757,186) that are currently tradable securities that could be sold and used to pay for the $757,186 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense was $1,746, $1,767 and $1,805 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017, respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

76

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $3,889, $3,832 and $4,166, for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company expensed $585, $710 and $769 related to these plans for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The amount received by the Company as a result of being a party to these agreements was $121,914, $101,998 and $50,807 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $449,378, $477,650 and $328,319 during 2019, 2018 and 2017, respectively.

77

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $19, $24 and $41 for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company reported a net amount of $28,746 and ($12,506) (payable to)/receivable from parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate.

During 2019, 2018 and 2017, the Company (paid)/received net interest of ($37), ($582) and ($75), respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $20,792, $21,516 and $22,070 for these services during 2019, 2018 and 2017, respectively.

At December 31, 2019, the Company had short-term intercompany notes receivable of $102,900 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$8,600	December 18, 2020	1.61%

Transamerica Corporation	94,300	December 30, 2020	1.61%

At December 31, 2018, the Company had short-term intercompany notes receivable of $194,600 as follows.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$24,100	September 21, 2019	1.99%

Transamerica Corporation	22,500	October 3, 2019	2.15%

Transamerica Corporation	12,800	October 5, 2019	2.15%

Transamerica Corporation	29,200	October 26, 2019	2.15%

Transamerica Corporation	106,000	December 14, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $170,124 and $167,126, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held aggregate reserves for policies and contracts related to these policies of $181,648 and $179,004 at December 31, 2019 and 2018, respectively.

78

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 15. Commitments and Contingencies.

The Company utilizes the look-through approach in valuing its investment in the following ten entities.

Real Estate Alternatives Portfolio 3, LLC	$6,338
Real Estate Alternatives Portfolio 4 HR, LLC	$47,545
Real Estate Alternatives Portfolio 4 MR, LLC	$3,043
Aegon Multi-Family Equity Fund, LLC	$14,713
Aegon Workforce Housing Fund 2, L.P.	$40,684
Aegon Workforce Housing Fund 3, L.P.	$6,238
Natural Resources Alternatives Portfolio I, LLC	$85,097
Natural Resources Alternatives Portfolio II, LLC	$2
Natural Resources Alternatives Portfolio 3, LLC	$79,648
Zero Beta Fund, LLC	$283,925

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

79

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$8,949	$8,949	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	90,420	90,420	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	73	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$99,369	$99,369	$—

SSAP No. 97 8b(iv) Entities
0	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$99,369	$99,369	$—

Aggregate Total	XXX	$99,369	$99,369	$—

80

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$15,475	$15,475	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	68,079	68,079	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	74	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$83,554	$83,554	$—

SSAP No. 97 8b(iv) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$83,554	$83,554	$—

Aggregate Total	XXX	$83,554	$83,554	$—

81

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
			$—

Total SSAP No. 97 8a Entities	—	—	—	—	—	—

SSAP No. 97 8b(ii) Entities
			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	1/6/2020	$14,455	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	8/30/2019	66,705	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$81,160	—	—	—

SSAP No. 97 8b(iv) Entities
			$—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$81,160	—	—	—

Aggregate Total	—	—	$81,160	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

82

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None	—		$—	—	—	—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$11,370	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	2/19/2019	39,532	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$50,902	—	—	—

SSAP No. 97 8b(iv) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$50,902	—	—	—

Aggregate Total	—	—	$50,902	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

83

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

14. Managing General Agents

The Company utilizes managing general agents (MGA) and third-party administrators (TPA) in its operation. Information regarding these entities for the year ended December 31, 2019 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355	23-1945930	NO	Deferred and Income Annuities	C,B,P,U	$631,289

Total					$631,289

C-	Claims Payment
B-	Binding Authority1%
P-	Premium Collection
U-	Underwriting

For the years ended December 31, 2019, 2018 and 2017, respectively, direct premiums of $631,289, $783,938 and $928,060 were written by MGA’s and TPA’s.

15. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $50,276,331 and $52,252,582 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. There has been no contract reserve established for the possibility of unexpected benefit payments at below market interest rates at December 31, 2019 and 2018, respectively. Effective July 1, 2017, the Company entered into a coinsurance agreement under which the Company cedes 50% of its outstanding synthetic GIC notional.

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $205,984 and $166,585, respectively.

84

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments of $457,896 and $311,089 at December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $66,571 and $77,186.

Private placement commitments outstanding as of December 31, 2019 were $73,260. Private placement commitments outstanding as of December 31, 2018 were and $34,030.

There were no securities acquired (sold) on a TBA basis as of December 31, 2019 and 2018, respectively.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $0 and $11,500.

At December 31, 2019 and 2018, securities in the amount of $0 and $1,777, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds to improve spread lending liquidity. The Company has determined the actual/estimated maximum borrowing capacity as $1,866,170. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	47,000	56,800
Excess Stock	—	—

Total	$57,000	$66,800

85

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB during the reporting period was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,928,082	$1,829,749
Maximum Collateral Pledged	1,918,144	1,872,037

	Fair Value	Carry Value
Decemeber 31, 2018
Total Collateral Pledged	$2,063,593	$2,086,543
Maximum Collateral Pledged	2,066,367	2,135,128

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$1,175,000	$—	$1,175,000	$—
Funding agreements[2]	—	—	245,000	246,610
Other	—	—	—	—

Total	$1,175,000	$—	$1,420,000	$246,610

[1]	The maximum amount of borrowing during 2019 was $1,175,000
[2]	The maximum amount of borrowing during 2019 was $0

86

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As of December 31, 2019 , the weighted average interest rate on FHLB advances was 2.120% with a weighted average term of 0.8 years. During 2018, the weighted average interest rate on FHLB advances was 2.738% with a weighted average term of 2.1 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2019 for the total payout block is $2,124,229. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2019 and 2018, the Company’s reserves related to this matter were not material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for

87

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

financial reporting purposes. The Company has established a reserve of $2,780 and $3,122, and an offsetting premium tax benefit of $2,125 and $2,456 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $1,122, $386 and $1,193 for the years ended December 31, 2019, 2018 and 2017.

16. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $255,491 and $110,400, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $677 and $360, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $254,966 and a fair value of $255,467 were subject to dollar repurchase agreements. These securities have maturity dates that range from January 1, 2033 to November 1, 2049. At December 31, 2018, securities with a book value of $109,657 and a fair value of $111,051 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of dollar repurchase agreements are as follows:

	Fair Value
	2019	2018
Open	$254,814	$110,040
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—

Total	254,814	110,040

Securities received	—	—

Total collateral received	$254,814	$110,040

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2019 and reacquired within 30 days of the sale date.

88

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

17. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

December 31 2019
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$52,514,952
Increase in other assets	1,741

Total assets as reported in the accompanying audited statutory basis balance sheet	$52,516,693

Total liabilities as reported in the Company’s Annual Statement	$50,207,465
Increase in policy and contract claim reserves	8,292

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$50,215,757

Total capital and surplus as reported in the Company’s Annual Statement	$2,307,487
Decrease in net income	(6,551)

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$2,300,936

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$578,755
Decrease in federal income tax (benefit) expense	1,741
Increase in death benefits	(8,292)

Total net income as reported in the accompanying audited statutory basis statement of operations	$572,204

The reconciling differences to the Annual Statement are driven by Management’s decision to record a current year adjustment identified after annual statement reporting.

18. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 20, 2020.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified the following Type II subsequent events for the year ended December 31, 2019:

89

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In January 2020, management entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. The estimated pre-tax gain on the transaction is $450,000. The letter of intent is consistent with the Company’s objective to reduce its commercial real estate exposure and is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

90

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

91

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

92

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

93

Statutory-Basis Financial

Statement Schedules

94

Transamerica Premier Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$1,560,785	$1,862,567	$1,615,584
States, municipalities and political subdivisions	833,144	850,566	833,144
Foreign governments	137,981	148,272	137,879
Hybrid securities	196,725	212,249	196,725
All other corporate bonds	15,095,418	16,922,223	15,094,633
Preferred stocks	14,277	4,361	4,955

Total fixed maturities	17,838,330	20,000,237	17,882,922

Equity securities
Common stocks:
Industrial, miscellaneous and all other	59,000	59,056	59,056

Total equity securities	59,000	59,056	59,056

Mortgage loans on real estate	2,737,109		2,737,109
Real estate	187,639		187,639
Policy loans	962,408		962,408
Other long-term investments	395,529		395,529
Receivable for securities	117		117
Securities lending	757,186		757,186
Cash, cash equivalents and short-term investments	625,320		625,320

Total investments	$23,562,638		$23,607,286

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)

United States government and corporate bonds of $3,256 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $2,272 due to having an NAIC 5 rating.

95

Transamerica Premier Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$9,986,959	$—	$130,291	$1,662,742	$599,147	$1,101,732	$752,986
Individual health	5,486,208	91,920	271,895	649,805	346,063	978,406	90,735
Group life and health	935,594	10,187	60,863	270,557	60,130	267,918	93,548
Annuity	1,383,733	—	667	764,777	89,519	2,147,944	(1,182,538)

	$17,792,494	$102,107	$463,716	$3,347,881	$1,094,859	$4,495,999	$(245,269)

Year ended December 31, 2018
Individual life	$9,092,422	$—	$108,676	$1,564,433	$461,112	$1,126,141	$699,006
Individual health	5,352,657	87,849	239,105	623,162	355,005	849,323	69,107
Group life and health	949,395	16,832	85,766	454,695	55,332	298,180	191,302
Annuity	1,466,569	—	698	907,732	87,245	1,223,719	(223,394)
Other	—	—	—	—	91,714	—	—

	$16,861,043	$104,681	$434,245	$3,550,022	$1,050,408	$3,497,363	$736,021

Year ended December 31, 2017
Individual life	$8,490,074	$—	$102,824	$1,030,788	$1,190,643	$1,233,999	$784,581
Individual health	5,104,517	86,651	232,622	2,206,192	(984,774)	5,013,202	(2,848,263)
Group life and health	948,227	25,767	98,609	739,799	20,356	758,598	(26,525)
Annuity	1,513,456	—	466	(1,680,475)	559,012	(786,325)	(563,464)
Other	—	—	—	—	94,255	—	—

	$16,056,274	$112,418	$434,521	$2,296,304	$879,492	$6,219,474	$(2,653,671)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

96

Transamerica Premier Life Insurance Company

Reinsurance

(Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$228,583,374	$58,822,199	$733,656	$170,494,831	0%

Premiums:
Individual life	$1,992,383	$352,503	$22,863	$1,662,743	1%
Individual health	266,540	21	383,287	649,806	59%
Group life and health	263,504	55,112	62,165	270,557	23%
Annuity	826,029	61,210	(43)	764,776	0%

	$3,348,455	$468,847	$468,272	$3,347,881	14%

Year ended December 31, 2018
Life insurance in force	$225,354,149	$65,732,854	$797,813	$160,419,108	0%

Premiums:
Individual life	$1,931,651	$391,966	$24,748	$1,564,433	2%
Individual health	241,100	129	382,191	623,162	61%
Group life and health	454,075	66,673	67,292	454,695	15%
Annuity	951,927	44,216	21	907,732	0%

	$3,578,753	$502,984	$474,252	$3,550,022	13%

Year ended December 31, 2017
Life insurance in force	$221,055,780	$69,201,990	$987,895	$152,841,685	1%

Premiums:
Individual life	$1,851,802	$846,830	$25,816	$1,030,788	3%
Individual health	227,972	(137)	1,978,082	2,206,191	90%
Group life and health	603,267	89,820	226,352	739,799	31%
Annuity	973,308	2,653,795	13	(1,680,474)	0%

	$3,656,349	$3,590,308	$2,230,263	$2,296,304	97%

97

19. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

As discussed in Note 18 to the audited financial statements, the Company entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. On June 30, 2020, a purchase and sale agreement was reached with a sales price of $650,000 and expected closure by the end of 2020. As such, the asset has been classified as held for sale beginning on June 30, 2020 until final sale closure.

On May 15, 2020, the Company paid a dividend to its parent company, CGC, in the amount $700,000. The dividend included $76,604 in cash and $623,396 in securities.

On June 22, 2020, the Company repaid $60,000 of a surplus note to CGC. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making interest payments.

On June 30, 2020, the Company provided $5,000 to Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive reinsurance related party entity, in consideration for 5,000 shares of its stock becoming the sole shareholder of TPRe. The Company provided an additional capital contribution of $70,000 to TPRe on June 30, 2020.

With approval from the IID, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate life owned life insurance policies previously issued by the Company to TLIC effective July 1, 2020. The company novated $183,967 of reserves and claim reserves, which was recorded as an adjustment to the balance sheet, and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company was merged with TLIC, an Iowa domiciled affiliate, with TLIC emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division.

98

FINANCIAL STATEMENTS

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Years Ended December 31, 2019 and 2018

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Premier Life Insurance Company and the Contract Owners of WRL Series Life Account G

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of WRL Series Life Account G indicated in the table below as of December 31, 2019, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of WRL Series Life Account G as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

AB Balanced Wealth Strategy Class B Shares	TA Aegon U.S. Government Securities Initial Class
Access VP High Yield	TA Barrow Hanley Dividend Focused Initial Class
Fidelity® VIP Index 500 Service Class 2	TA BlackRock Global Allocation Initial Class
Franklin Allocation Class 4 Shares	TA BlackRock Global Real Estate Securities Initial Class
ProFund VP Asia 30	TA BlackRock Government Money Market Initial Class
ProFund VP Basic Materials	TA BlackRock iShares Edge 40 Initial Class
ProFund VP Bull	TA BlackRock Tactical Allocation Initial Class
ProFund VP Consumer Services	TA Greystone International Growth Initial Class
ProFund VP Emerging Markets	TA Janus Balanced Initial Class
ProFund VP Europe 30	TA Janus Mid-Cap Growth Initial Class
ProFund VP Falling U.S. Dollar	TA JPMorgan Asset Allocation—Conservative Initial Class
ProFund VP Financials	TA JPMorgan Asset Allocation—Growth Initial Class
ProFund VP Government Money Market	TA JPMorgan Asset Allocation—Moderate Initial Class
ProFund VP International	TA JPMorgan Asset Allocation—Moderate Growth Initial Class
ProFund VP Japan	TA JPMorgan Core Bond Initial Class
ProFund VP Mid-Cap	TA JPMorgan Enhanced Index Initial Class
ProFund VP NASDAQ-100	TA JPMorgan International Moderate Growth Initial Class
ProFund VP Oil & Gas	TA JPMorgan Tactical Allocation Initial Class
ProFund VP Pharmaceuticals	TA Managed Risk—Balanced ETF Initial Class
ProFund VP Precious Metals	TA Managed Risk—Growth ETF Initial Class
ProFund VP Short Emerging Markets	TA Morgan Stanley Capital Growth Initial Class
ProFund VP Short International	TA Multi-Managed Balanced Initial Class
ProFund VP Short NASDAQ-100	TA PIMCO Tactical—Balanced Initial Class
ProFund VP Short Small-Cap	TA PIMCO Tactical—Conservative Initial Class
ProFund VP Small-Cap	TA PIMCO Tactical—Growth Initial Class
ProFund VP Small-Cap Value	TA PIMCO Total Return Initial Class
ProFund VP Telecommunications	TA QS Investors Active Asset Allocation—Conservative Initial Class
ProFund VP U.S. Government Plus	TA QS Investors Active Asset Allocation—Moderate Initial Class
ProFund VP UltraNASDAQ-100	TA QS Investors Active Asset Allocation—Moderate Growth Initial Class
ProFund VP UltraSmall-Cap	TA Small/Mid Cap Value Initial Class
ProFund VP Utilities	TA T. Rowe Price Small Cap Initial Class
TA Aegon High Yield Bond Initial Class	TA WMC US Growth Initial Class

Basis for Opinions

These financial statements are the responsibility of the Transamerica Premier Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of WRL Series Life Account G based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 17, 2020

We have served as the auditor of one or more of the subaccounts of WRL Series Life Account G since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AB Balanced Wealth Strategy Class B Shares	2,658.857	$29,292	$26,854	$(1)	$26,853	1,106	$24.277577	$24.277577
Access VP High Yield	0.111	3	3	(3)	—	—	20.138487	20.138487
Fidelity® VIP Index 500 Service Class 2	621.208	167,248	196,532	(32)	196,500	7,342	26.764530	26.764530
Franklin Allocation Class 4 Shares	3,704.800	27,353	25,822	—	25,822	1,039	24.856083	24.856083
ProFund VP Asia 30	645.632	40,194	40,126	(1)	40,125	3,859	10.397275	10.397275
ProFund VP Basic Materials	64.215	4,043	4,155	(3)	4,152	332	12.487624	12.487624
ProFund VP Bull	—	—	—	—	—	—	22.201048	22.201048
ProFund VP Consumer Services	238.997	18,449	19,830	(1)	19,829	582	34.080074	34.080074
ProFund VP Emerging Markets	1,534.580	44,015	44,626	(1)	44,625	5,289	8.437590	8.437590
ProFund VP Europe 30	—	—	—	—	—	—	10.240405	10.240405
ProFund VP Falling U.S. Dollar	—	—	—	—	—	—	5.981969	5.981969
ProFund VP Financials	—	—	—	—	—	—	15.514466	15.514466
ProFund VP Government Money Market	76,893.670	76,894	76,894	—	76,894	8,014	9.595103	9.595103
ProFund VP International	—	—	—	—	—	—	9.381945	9.381945
ProFund VP Japan	509.208	27,463	28,037	—	28,037	2,226	12.593683	12.593683
ProFund VP Mid-Cap	601.406	13,731	14,368	(1)	14,367	688	20.872432	20.872432
ProFund VP NASDAQ-100	2,116.910	99,536	109,402	(2)	109,400	2,900	37.728455	37.728455
ProFund VP Oil & Gas	0.034	1	1	(1)	—	—	7.436321	7.436321
ProFund VP Pharmaceuticals	317.378	12,029	10,883	1	10,884	456	23.884327	23.884327
ProFund VP Precious Metals	2,165.492	45,166	54,007	—	54,007	9,750	5.539136	5.539136
ProFund VP Short Emerging Markets	—	—	—	—	—	—	3.002194	3.002194
ProFund VP Short International	—	—	—	—	—	—	3.428729	3.428729
ProFund VP Short NASDAQ-100	84,710.628	2,849,666	2,702,269	1	2,702,270	2,547,530	1.060741	1.060741
ProFund VP Short Small-Cap	—	—	—	—	—	—	1.466392	1.466392
ProFund VP Small-Cap	1,072.718	38,187	37,974	(1)	37,973	1,837	20.676110	20.676110
ProFund VP Small-Cap Value	769.459	37,770	37,450	(1)	37,449	1,721	21.762761	21.762761
ProFund VP Telecommunications	—	—	—	—	—	—	13.196391	13.196391
ProFund VP U.S. Government Plus	2.506	69	68	(4)	64	3	19.263234	19.263234
ProFund VP UltraNASDAQ-100	7,115.805	765,588	869,480	1	869,481	11,699	74.320470	74.320470
ProFund VP UltraSmall-Cap	—	—	—	—	—	—	25.672952	25.672952
ProFund VP Utilities	495.523	24,754	24,994	—	24,994	1,236	20.220670	20.220670
TA Aegon High Yield Bond Initial Class	6,151.002	47,843	47,855	(2)	47,853	2,296	20.839382	20.839382
TA Aegon U.S. Government Securities Initial Class	23,377.321	283,755	255,280	1	255,281	24,475	10.430416	13.849332
TA Barrow Hanley Dividend Focused Initial Class	4,001.687	86,451	90,318	—	90,318	4,612	19.584769	19.584769
TA BlackRock Global Allocation Initial Class	2,178.216	20,305	19,778	—	19,778	1,327	14.899628	14.899628
TA BlackRock Global Real Estate Securities Initial Class	1,954.814	23,851	26,195	(2)	26,193	1,838	14.254290	14.254290
TA BlackRock Government Money Market Initial Class	1,594.700	1,595	1,595	(6)	1,589	215	7.396188	9.942802
TA BlackRock iShares Edge 40 Initial Class	2,466.537	20,761	23,161	(1)	23,160	2,149	10.776108	13.387511
TA BlackRock Tactical Allocation Initial Class	2,887.971	27,996	25,963	—	25,963	1,600	16.226275	16.226275
TA Greystone International Growth Initial Class	5,801.632	45,664	48,270	(1)	48,269	3,247	14.863717	14.863717
TA Janus Balanced Initial Class	2,552.553	40,472	43,598	—	43,598	2,204	19.781850	19.781850
TA Janus Mid-Cap Growth Initial Class	7,912.715	247,896	313,185	5	313,190	15,181	19.118713	25.731671

See accompanying notes.

2

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA JPMorgan Asset Allocation—Conservative Initial Class	—	$—	$—	$—	$—	—	$15.799465	$15.799465
TA JPMorgan Asset Allocation—Growth Initial Class	11,587.446	134,977	145,307	(1)	145,306	8,134	17.863848	17.863848
TA JPMorgan Asset Allocation—Moderate Initial Class	—	—	—	—	—	—	16.808095	16.808095
TA JPMorgan Asset Allocation—Moderate Growth Initial Class	2,582.737	33,495	32,129	—	32,129	1,852	17.348848	17.348848
TA JPMorgan Core Bond Initial Class	752.453	9,662	9,955	1	9,956	634	15.701755	15.701755
TA JPMorgan Enhanced Index Initial Class	739.531	15,654	16,277	(1)	16,276	603	26.996057	26.996057
TA JPMorgan International Moderate Growth Initial Class	—	—	—	—	—	—	13.015325	13.015325
TA JPMorgan Tactical Allocation Initial Class	3,799.828	56,278	57,301	2	57,303	3,986	14.375726	14.375726
TA Managed Risk—Balanced ETF Initial Class	—	—	—	—	—	—	16.892897	16.892897
TA Managed Risk—Growth ETF Initial Class	2,568.080	27,102	28,352	1	28,353	1,589	17.842765	17.842765
TA Morgan Stanley Capital Growth Initial Class	4,725.138	83,098	87,226	—	87,226	2,465	35.379631	35.379631
TA Multi-Managed Balanced Initial Class	94,050.420	1,150,797	1,461,544	2	1,461,546	83,273	17.551192	22.930864
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—	16.121804	16.121804
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—	15.213506	15.213506
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—	16.057480	16.057480
TA PIMCO Total Return Initial Class	7,140.055	84,613	83,967	1	83,968	5,529	15.185706	15.185706
TA QS Investors Active Asset Allocation—Conservative Initial Class	—	—	—	—	—	—	13.869521	13.869521
TA QS Investors Active Asset Allocation—Moderate Initial Class	1,668.078	19,953	19,466	—	19,466	1,369	14.224039	14.224039
TA QS Investors Active Asset Allocation—Moderate Growth Initial Class	7,597.251	86,311	87,672	—	87,672	6,021	14.560480	14.560480
TA Small/Mid Cap Value Initial Class	15,450.141	287,455	301,432	2	301,434	13,041	22.257189	25.699006
TA T. Rowe Price Small Cap Initial Class	5,926.992	97,742	97,321	(1)	97,320	2,687	36.212596	36.212596
TA WMC US Growth Initial Class	4,662.883	145,966	160,170	2	160,172	6,309	20.353103	26.337757

See accompanying notes.

3

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	AB Balanced Wealth Strategy Class B Shares Subaccount	Access VP High Yield Subaccount	Fidelity® VIP Index 500 Service Class 2 Subaccount	Franklin Allocation Class 4 Shares Subaccount	ProFund VP Asia 30 Subaccount
Net Assets as of December 31, 2017:	$21,719	$—	$221,723	$21,324	$44,179

Investment Income:
Reinvested Dividends	364	332	4,894	884	72
Investment Expense:
Mortality and Expense Risk and Administrative Charges	110	69	1,436	134	127

Net Investment Income (Loss)	254	263	3,458	750	(55)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,631	—	1,248	724	—
Realized Gain (Loss) on Investments	(10)	(579)	4,252	222	784

Net Realized Capital Gains (Losses) on Investments	1,621	(579)	5,500	946	784
Net Change in Unrealized Appreciation (Depreciation)	(3,486)	—	(26,441)	(4,511)	(2,839)

Net Gain (Loss) on Investment	(1,865)	(579)	(20,941)	(3,565)	(2,055)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,611)	(316)	(17,483)	(2,815)	(2,110)

Increase (Decrease) in Net Assets from Contract Transactions	2,865	316	98,943	3,331	(41,785)

Total Increase (Decrease) in Net Assets	1,254	—	81,460	516	(43,895)

Net Assets as of December 31, 2018:	$22,973	$—	$303,183	$21,840	$284

Investment Income:
Reinvested Dividends	589	872	3,731	803	1
Investment Expense:
Mortality and Expense Risk and Administrative Charges	126	62	1,030	121	127

Net Investment Income (Loss)	463	810	2,701	682	(126)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	3,058	—	4,192	1,546	—
Realized Gain (Loss) on Investments	(38)	665	38,005	(19)	946

Net Realized Capital Gains (Losses) on Investments	3,020	665	42,197	1,527	946
Net Change in Unrealized Appreciation (Depreciation)	551	—	17,666	1,922	4

Net Gain (Loss) on Investment	3,571	665	59,863	3,449	950
Net Increase (Decrease) in Net Assets Resulting from Operations	4,034	1,475	62,564	4,131	824

Increase (Decrease) in Net Assets from Contract Transactions	(154)	(1,475)	(169,247)	(149)	39,017

Total Increase (Decrease) in Net Assets	3,880	—	(106,683)	3,982	39,841

Net Assets as of December 31, 2019:	$26,853	$—	$196,500	$25,822	$40,125

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Basic Materials Subaccount	ProFund VP Bull Subaccount	ProFund VP Consumer Services Subaccount	ProFund VP Emerging Markets Subaccount	ProFund VP Europe 30 Subaccount
Net Assets as of December 31, 2017:	$25,665	$30	$—	$101,474	$709

Investment Income:
Reinvested Dividends	93	—	—	76	13
Investment Expense:
Mortality and Expense Risk and Administrative Charges	69	32	37	202	3

Net Investment Income (Loss)	24	(32)	(37)	(126)	10
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,313	93	—	—
Realized Gain (Loss) on Investments	206	(1,431)	(40)	12,345	(10)

Net Realized Capital Gains (Losses) on Investments	206	(118)	53	12,345	(10)
Net Change in Unrealized Appreciation (Depreciation)	(1,845)	—	(1,630)	(11,914)	(54)

Net Gain (Loss) on Investment	(1,639)	(118)	(1,577)	431	(64)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,615)	(150)	(1,614)	305	(54)

Increase (Decrease) in Net Assets from Contract Transactions	(24,050)	120	16,941	(99,230)	(397)

Total Increase (Decrease) in Net Assets	(25,665)	(30)	15,327	(98,925)	(451)

Net Assets as of December 31, 2018:	$—	$—	$15,327	$2,549	$258

Investment Income:
Reinvested Dividends	—	—	—	27	1
Investment Expense:
Mortality and Expense Risk and Administrative Charges	17	—	91	156	14

Net Investment Income (Loss)	(17)	—	(91)	(129)	(13)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	789	—	—
Realized Gain (Loss) on Investments	299	27	28	525	918

Net Realized Capital Gains (Losses) on Investments	299	27	817	525	918
Net Change in Unrealized Appreciation (Depreciation)	113	—	3,011	1,060	44

Net Gain (Loss) on Investment	412	27	3,828	1,585	962
Net Increase (Decrease) in Net Assets Resulting from Operations	395	27	3,737	1,456	949

Increase (Decrease) in Net Assets from Contract Transactions	3,757	(27)	765	40,620	(1,207)

Total Increase (Decrease) in Net Assets	4,152	—	4,502	42,076	(258)

Net Assets as of December 31, 2019:	$4,152	$—	$19,829	$44,625	$—

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Falling U.S. Dollar Subaccount	ProFund VP Financials Subaccount	ProFund VP Government Money Market Subaccount	ProFund VP International Subaccount	ProFund VP Japan Subaccount
Net Assets as of December 31, 2017:	$—	$221,689	$24,392	$20,306	$—

Investment Income:
Reinvested Dividends	—	459	682	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	36	649	705	2	—

Net Investment Income (Loss)	(36)	(190)	(23)	(2)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	(1,024)	2,503	—	1,957	—

Net Realized Capital Gains (Losses) on Investments	(1,024)	2,503	—	1,957	—
Net Change in Unrealized Appreciation (Depreciation)	—	(19,463)	—	(1,380)	—

Net Gain (Loss) on Investment	(1,024)	(16,960)	—	577	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,060)	(17,150)	(23)	575	—

Increase (Decrease) in Net Assets from Contract Transactions	1,060	(106,275)	212,339	(20,881)	—

Total Increase (Decrease) in Net Assets	—	(123,425)	212,316	(20,306)	—

Net Assets as of December 31, 2018:	$—	$98,264	$236,708	$—	$—

Investment Income:
Reinvested Dividends	—	—	14,531	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	124	9,244	—	32

Net Investment Income (Loss)	—	(124)	5,287	—	(32)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	—	(2,066)	—	—	166

Net Realized Capital Gains (Losses) on Investments	—	(2,066)	—	—	166
Net Change in Unrealized Appreciation (Depreciation)	—	12,339	—	—	574

Net Gain (Loss) on Investment	—	10,273	—	—	740
Net Increase (Decrease) in Net Assets Resulting from Operations	—	10,149	5,287	—	708

Increase (Decrease) in Net Assets from Contract Transactions	—	(108,413)	(165,101)	—	27,329

Total Increase (Decrease) in Net Assets	—	(98,264)	(159,814)	—	28,037

Net Assets as of December 31, 2019:	$—	$—	$76,894	$—	$28,037

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Mid-Cap Subaccount	ProFund VP NASDAQ-100 Subaccount	ProFund VP Oil & Gas Subaccount	ProFund VP Pharmaceuticals Subaccount	ProFund VP Precious Metals Subaccount
Net Assets as of December 31, 2017:	$9,566	$205,545	$109,747	$87,529	$38,273

Investment Income:
Reinvested Dividends	—	—	126	113	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	39	683	83	96	183

Net Investment Income (Loss)	(39)	(683)	43	17	(183)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	3,132	10,428	—	248	—
Realized Gain (Loss) on Investments	(4,118)	58,022	(2,866)	834	(4,841)

Net Realized Capital Gains (Losses) on Investments	(986)	68,450	(2,866)	1,082	(4,841)
Net Change in Unrealized Appreciation (Depreciation)	1,014	(41,250)	(5,005)	(6,679)	(1,151)

Net Gain (Loss) on Investment	28	27,200	(7,871)	(5,597)	(5,992)
Net Increase (Decrease) in Net Assets Resulting from Operations	(11)	26,517	(7,828)	(5,580)	(6,175)

Increase (Decrease) in Net Assets from Contract Transactions	(5,090)	(209,455)	(101,919)	(72,327)	3,619

Total Increase (Decrease) in Net Assets	(5,101)	(182,938)	(109,747)	(77,907)	(2,556)

Net Assets as of December 31, 2018:	$4,465	$22,607	$—	$9,622	$35,717

Investment Income:
Reinvested Dividends	38	—	—	85	14
Investment Expense:
Mortality and Expense Risk and Administrative Charges	64	861	1	50	205

Net Investment Income (Loss)	(26)	(861)	(1)	35	(191)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,837	—	1,239	—
Realized Gain (Loss) on Investments	(736)	68,829	56	(12)	(4,438)

Net Realized Capital Gains (Losses) on Investments	(736)	70,666	56	1,227	(4,438)
Net Change in Unrealized Appreciation (Depreciation)	954	12,013	—	32	19,680

Net Gain (Loss) on Investment	218	82,679	56	1,259	15,242
Net Increase (Decrease) in Net Assets Resulting from Operations	192	81,818	55	1,294	15,051

Increase (Decrease) in Net Assets from Contract Transactions	9,710	4,975	(55)	(32)	3,239

Total Increase (Decrease) in Net Assets	9,902	86,793	—	1,262	18,290

Net Assets as of December 31, 2019:	$14,367	$109,400	$—	$10,884	$54,007

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Short Emerging Markets Subaccount	ProFund VP Short International Subaccount	ProFund VP Short NASDAQ- 100 Subaccount	ProFund VP Short Small-Cap Subaccount	ProFund VP Small-Cap Subaccount
Net Assets as of December 31, 2017:	$—	$—	$1,386,275	$—	$4,763

Investment Income:
Reinvested Dividends	—	—	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	19	—	1,012	84	361

Net Investment Income (Loss)	(19)	—	(1,012)	(84)	(361)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	6,404
Realized Gain (Loss) on Investments	(57)	—	(129,122)	(6,131)	(3,142)

Net Realized Capital Gains (Losses) on Investments	(57)	—	(129,122)	(6,131)	3,262
Net Change in Unrealized Appreciation (Depreciation)	243	—	130,806	—	(19,095)

Net Gain (Loss) on Investment	186	—	1,684	(6,131)	(15,833)
Net Increase (Decrease) in Net Assets Resulting from Operations	167	—	672	(6,215)	(16,194)

Increase (Decrease) in Net Assets from Contract Transactions	2,238	—	(1,161,527)	6,215	82,400

Total Increase (Decrease) in Net Assets	2,405	—	(1,160,855)	—	66,206

Net Assets as of December 31, 2018:	$2,405	$—	$225,420	$—	$70,969

Investment Income:
Reinvested Dividends	—	—	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	9	—	2,495	—	140

Net Investment Income (Loss)	(9)	—	(2,495)	—	(140)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	(1,169)	—	(37,201)	—	(5,751)

Net Realized Capital Gains (Losses) on Investments	(1,169)	—	(37,201)	—	(5,751)
Net Change in Unrealized Appreciation (Depreciation)	(243)	—	(152,067)	—	18,802

Net Gain (Loss) on Investment	(1,412)	—	(189,268)	—	13,051
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,421)	—	(191,763)	—	12,911

Increase (Decrease) in Net Assets from Contract Transactions	(984)	—	2,668,613	—	(45,907)

Total Increase (Decrease) in Net Assets	(2,405)	—	2,476,850	—	(32,996)

Net Assets as of December 31, 2019:	$—	$—	$2,702,270	$—	$37,973

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Small-Cap Value Subaccount	ProFund VP Telecommunications Subaccount	ProFund VP U.S. Government Plus Subaccount	ProFund VP UltraNASDAQ- 100 Subaccount	ProFund VP UltraSmall-Cap Subaccount
Net Assets as of December 31, 2017:	$3,748	$—	$15,266	$538,464	$—

Investment Income:
Reinvested Dividends	—	—	54	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	139	—	30	5,197	—

Net Investment Income (Loss)	(139)	—	24	(5,197)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,540	—	—	146,812	—
Realized Gain (Loss) on Investments	(4,940)	—	(3,784)	500,000	—

Net Realized Capital Gains (Losses) on Investments	(2,400)	—	(3,784)	646,812	—
Net Change in Unrealized Appreciation (Depreciation)	(3,820)	—	266	(887,153)	—

Net Gain (Loss) on Investment	(6,220)	—	(3,518)	(240,341)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(6,359)	—	(3,494)	(245,538)	—

Increase (Decrease) in Net Assets from Contract Transactions	16,502	—	12,325	1,956,738	—

Total Increase (Decrease) in Net Assets	10,143	—	8,831	1,711,200	—

Net Assets as of December 31, 2018:	$13,891	$—	$24,097	$2,249,664	$—

Investment Income:
Reinvested Dividends	—	—	194	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	84	—	103	3,776	—

Net Investment Income (Loss)	(84)	—	91	(3,776)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	(187)	—	2,340	(118,357)	—

Net Realized Capital Gains (Losses) on Investments	(187)	—	2,340	(118,357)	—
Net Change in Unrealized Appreciation (Depreciation)	3,448	—	(164)	832,955	—

Net Gain (Loss) on Investment	3,261	—	2,176	714,598	—
Net Increase (Decrease) in Net Assets Resulting from Operations	3,177	—	2,267	710,822	—

Increase (Decrease) in Net Assets from Contract Transactions	20,381	—	(26,300)	(2,091,005)	—

Total Increase (Decrease) in Net Assets	23,558	—	(24,033)	(1,380,183)	—

Net Assets as of December 31, 2019:	$37,449	$—	$64	$869,481	$—

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Utilities Subaccount	TA Aegon High Yield Bond Initial Class Subaccount	TA Aegon U.S. Government Securities Initial Class Subaccount	TA Barrow Hanley Dividend Focused Initial Class Subaccount	TA BlackRock Global Allocation Initial Class Subaccount
Net Assets as of December 31, 2017:	$9,038	$73,562	$286,436	$33,570	$—

Investment Income:
Reinvested Dividends	289	2,629	7,562	560	413
Investment Expense:
Mortality and Expense Risk and Administrative Charges	84	231	7,866	199	82

Net Investment Income (Loss)	205	2,398	(304)	361	331
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	436	—	—	—	323
Realized Gain (Loss) on Investments	(580)	534	(4,959)	541	(18)

Net Realized Capital Gains (Losses) on Investments	(144)	534	(4,959)	541	305
Net Change in Unrealized Appreciation (Depreciation)	376	(4,486)	(2,612)	(9,186)	(2,049)

Net Gain (Loss) on Investment	232	(3,952)	(7,571)	(8,645)	(1,744)
Net Increase (Decrease) in Net Assets Resulting from Operations	437	(1,554)	(7,875)	(8,284)	(1,413)

Increase (Decrease) in Net Assets from Contract Transactions	6,445	(29,051)	(30,588)	43,880	18,702

Total Increase (Decrease) in Net Assets	6,882	(30,605)	(38,463)	35,596	17,289

Net Assets as of December 31, 2018:	$15,920	$42,957	$247,973	$69,166	$17,289

Investment Income:
Reinvested Dividends	266	2,927	5,136	716	369
Investment Expense:
Mortality and Expense Risk and Administrative Charges	73	230	8,092	300	93

Net Investment Income (Loss)	193	2,697	(2,956)	416	276
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	998	—	—	4,398	1,243
Realized Gain (Loss) on Investments	133	(2)	271	(72)	(32)

Net Realized Capital Gains (Losses) on Investments	1,131	(2)	271	4,326	1,211
Net Change in Unrealized Appreciation (Depreciation)	374	3,117	12,456	10,511	1,522

Net Gain (Loss) on Investment	1,505	3,115	12,727	14,837	2,733
Net Increase (Decrease) in Net Assets Resulting from Operations	1,698	5,812	9,771	15,253	3,009

Increase (Decrease) in Net Assets from Contract Transactions	7,376	(916)	(2,463)	5,899	(520)

Total Increase (Decrease) in Net Assets	9,074	4,896	7,308	21,152	2,489

Net Assets as of December 31, 2019:	$24,994	$47,853	$255,281	$90,318	$19,778

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA BlackRock Global Real Estate Securities Initial Class Subaccount	TA BlackRock Government Money Market Initial Class Subaccount	TA BlackRock iShares Edge 40 Initial Class Subaccount	TA BlackRock Tactical Allocation Initial Class Subaccount	TA Greystone International Growth Initial Class Subaccount
Net Assets as of December 31, 2017:	$20,565	$1,668	$24,476	$20,552	$30,024

Investment Income:
Reinvested Dividends	1,716	31,769	443	417	225
Investment Expense:
Mortality and Expense Risk and Administrative Charges	100	8,438	730	106	88

Net Investment Income (Loss)	1,616	23,331	(287)	311	137
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	1,488	96
Realized Gain (Loss) on Investments	(3)	—	364	(192)	2,383

Net Realized Capital Gains (Losses) on Investments	(3)	—	364	1,296	2,479
Net Change in Unrealized Appreciation (Depreciation)	(3,895)	—	(1,756)	(2,663)	(4,832)

Net Gain (Loss) on Investment	(3,898)	—	(1,392)	(1,367)	(2,353)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,282)	23,331	(1,679)	(1,056)	(2,216)

Increase (Decrease) in Net Assets from Contract Transactions	2,874	74,131	(1,160)	2,872	(12,217)

Total Increase (Decrease) in Net Assets	592	97,462	(2,839)	1,816	(14,433)

Net Assets as of December 31, 2018:	$21,157	$99,130	$21,637	$22,368	$15,591

Investment Income:
Reinvested Dividends	223	3,743	499	1,020	290
Investment Expense:
Mortality and Expense Risk and Administrative Charges	122	937	706	122	134

Net Investment Income (Loss)	101	2,806	(207)	898	156
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	2,954	1,912	2,917
Realized Gain (Loss) on Investments	—	—	300	(60)	(1,463)

Net Realized Capital Gains (Losses) on Investments	—	—	3,254	1,852	1,454
Net Change in Unrealized Appreciation (Depreciation)	5,085	—	(583)	1,006	5,952

Net Gain (Loss) on Investment	5,085	—	2,671	2,858	7,406
Net Increase (Decrease) in Net Assets Resulting from Operations	5,186	2,806	2,464	3,756	7,562

Increase (Decrease) in Net Assets from Contract Transactions	(150)	(100,347)	(941)	(161)	25,116

Total Increase (Decrease) in Net Assets	5,036	(97,541)	1,523	3,595	32,678

Net Assets as of December 31, 2019:	$26,193	$1,589	$23,160	$25,963	$48,269

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Janus Balanced Initial Class	TA Janus Mid-Cap Growth Initial Class	TA JPMorgan Asset Allocation - Conservative Initial Class	TA JPMorgan Asset Allocation - Growth Initial Class	TA JPMorgan Asset Allocation - Moderate Initial Class
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2017:	$—	$250,933	$—	$125,497	$9,635

Investment Income:
Reinvested Dividends	609	197	—	2,254	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	119	6,773	—	601	4

Net Investment Income (Loss)	490	(6,576)	—	1,653	(4)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	870	14,615	—	7,850	—
Realized Gain (Loss) on Investments	9	11,493	—	2,782	534

Net Realized Capital Gains (Losses) on Investments	879	26,108	—	10,632	534
Net Change in Unrealized Appreciation (Depreciation)	(2,281)	(35,665)	—	(24,843)	(122)

Net Gain (Loss) on Investment	(1,402)	(9,557)	—	(14,211)	412
Net Increase (Decrease) in Net Assets Resulting from Operations	(912)	(16,133)	—	(12,558)	408

Increase (Decrease) in Net Assets from Contract Transactions	36,277	83,583	—	(2,327)	(10,043)

Total Increase (Decrease) in Net Assets	35,365	67,450	—	(14,885)	(9,635)

Net Assets as of December 31, 2018:	$35,365	$318,383	$—	$110,612	$—

Investment Income:
Reinvested Dividends	636	343	—	2,265	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	199	7,471	—	643	—

Net Investment Income (Loss)	437	(7,128)	—	1,622	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,780	25,054	—	11,992	—
Realized Gain (Loss) on Investments	33	19,801	—	98	—

Net Realized Capital Gains (Losses) on Investments	1,813	44,855	—	12,090	—
Net Change in Unrealized Appreciation (Depreciation)	5,407	71,504	—	15,058	—

Net Gain (Loss) on Investment	7,220	116,359	—	27,148	—
Net Increase (Decrease) in Net Assets Resulting from Operations	7,657	109,231	—	28,770	—

Increase (Decrease) in Net Assets from Contract Transactions	576	(114,424)	—	5,924	—

Total Increase (Decrease) in Net Assets	8,233	(5,193)	—	34,694	—

Net Assets as of December 31, 2019:	$43,598	$313,190	$—	$145,306	$—

See Accompanying Notes.

(1)	See Footnote 1

12

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA JPMorgan Asset Allocation - Moderate Growth Initial Class Subaccount	TA JPMorgan Core Bond Initial Class Subaccount	TA JPMorgan Enhanced Index Initial Class Subaccount	TA JPMorgan International Moderate Growth Initial Class Subaccount	TA JPMorgan Tactical Allocation Initial Class Subaccount
Net Assets as of December 31, 2017:	$31,344	$—	$9,690	$9,679	$502

Investment Income:
Reinvested Dividends	439	317	139	—	7
Investment Expense:
Mortality and Expense Risk and Administrative Charges	127	51	63	4	35

Net Investment Income (Loss)	312	266	76	(4)	(28)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,218	—	543	—	9
Realized Gain (Loss) on Investments	2,164	(506)	216	636	(34)

Net Realized Capital Gains (Losses) on Investments	3,382	(506)	759	636	(25)
Net Change in Unrealized Appreciation (Depreciation)	(5,074)	106	(1,827)	(165)	(63)

Net Gain (Loss) on Investment	(1,692)	(400)	(1,068)	471	(88)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,380)	(134)	(992)	467	(116)

Increase (Decrease) in Net Assets from Contract Transactions	(8,470)	9,615	3,031	(10,146)	45,470

Total Increase (Decrease) in Net Assets	(9,850)	9,481	2,039	(9,679)	45,354

Net Assets as of December 31, 2018:	$21,494	$9,481	$11,729	$—	$45,856

Investment Income:
Reinvested Dividends	612	265	171	—	1
Investment Expense:
Mortality and Expense Risk and Administrative Charges	134	133	71	—	153

Net Investment Income (Loss)	478	132	100	—	(152)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,354	—	1,681	—	—
Realized Gain (Loss) on Investments	(3)	2,121	6	—	2,746

Net Realized Capital Gains (Losses) on Investments	2,351	2,121	1,687	—	2,746
Net Change in Unrealized Appreciation (Depreciation)	1,893	187	1,890	—	1,068

Net Gain (Loss) on Investment	4,244	2,308	3,577	—	3,814
Net Increase (Decrease) in Net Assets Resulting from Operations	4,722	2,440	3,677	—	3,662

Increase (Decrease) in Net Assets from Contract Transactions	5,913	(1,965)	870	—	7,785

Total Increase (Decrease) in Net Assets	10,635	475	4,547	—	11,447

Net Assets as of December 31, 2019:	$32,129	$9,956	$16,276	$—	$57,303

See Accompanying Notes.

(1)	See Footnote 1

13

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Managed Risk - Balanced ETF Initial Class Subaccount	TA Managed Risk - Growth ETF Initial Class Subaccount	TA Morgan Stanley Capital Growth Initial Class Subaccount	TA Multi-Managed Balanced Initial Class Subaccount	TA PIMCO Tactical - Balanced Initial Class Subaccount
Net Assets as of December 31, 2017:	$—	$22,396	$26,671	$1,354,431	$—

Investment Income:
Reinvested Dividends	—	574	—	19,153	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	146	284	42,262	—

Net Investment Income (Loss)	—	428	(284)	(23,109)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	9,187	52,462	—
Realized Gain (Loss) on Investments	—	170	(6,955)	15,209	—

Net Realized Capital Gains (Losses) on Investments	—	170	2,232	67,671	—
Net Change in Unrealized Appreciation (Depreciation)	—	(2,802)	(3,733)	(133,742)	—

Net Gain (Loss) on Investment	—	(2,632)	(1,501)	(66,071)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	(2,204)	(1,785)	(89,180)	—

Increase (Decrease) in Net Assets from Contract Transactions	—	8,305	(7,164)	(16,044)	—

Total Increase (Decrease) in Net Assets	—	6,101	(8,949)	(105,224)	—

Net Assets as of December 31, 2018:	$—	$28,497	$17,722	$1,249,207	$—

Investment Income:
Reinvested Dividends	—	513	—	22,617	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	138	250	43,128	—

Net Investment Income (Loss)	—	375	(250)	(20,511)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	2,199	7,543	85,750	—
Realized Gain (Loss) on Investments	—	1,323	(5,710)	14,064	—

Net Realized Capital Gains (Losses) on Investments	—	3,522	1,833	99,814	—
Net Change in Unrealized Appreciation (Depreciation)	—	967	7,180	144,287	—

Net Gain (Loss) on Investment	—	4,489	9,013	244,101	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	4,864	8,763	223,590	—

Increase (Decrease) in Net Assets from Contract Transactions	—	(5,008)	60,741	(11,251)	—

Total Increase (Decrease) in Net Assets	—	(144)	69,504	212,339	—

Net Assets as of December 31, 2019:	$—	$28,353	$87,226	$1,461,546	$—

See Accompanying Notes.

(1)	See Footnote 1

14

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA PIMCO Tactical - Conservative Initial Class Subaccount	TA PIMCO Tactical - Growth Initial Class Subaccount	TA PIMCO Total Return Initial Class Subaccount	TA QS Investors Active Asset Allocation - Conservative Initial Class Subaccount
Net Assets as of December 31, 2017:	$—	$—	$40,651	$—

Investment Income:
Reinvested Dividends	—	—	3,023	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	620	—

Net Investment Income (Loss)	—	—	2,403	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	596	—
Realized Gain (Loss) on Investments	—	—	(4,497)	—

Net Realized Capital Gains (Losses) on Investments	—	—	(3,901)	—
Net Change in Unrealized Appreciation (Depreciation)	—	—	1,338	—

Net Gain (Loss) on Investment	—	—	(2,563)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	(160)	—

Increase (Decrease) in Net Assets from Contract Transactions	—	—	102,356	—

Total Increase (Decrease) in Net Assets	—	—	102,196	—

Net Assets as of December 31, 2018:	$—	$—	$142,847	$—

Investment Income:
Reinvested Dividends	—	—	2,658	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	779	—

Net Investment Income (Loss)	—	—	1,879	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—
Realized Gain (Loss) on Investments	—	—	5,163	—

Net Realized Capital Gains (Losses) on Investments	—	—	5,163	—
Net Change in Unrealized Appreciation (Depreciation)	—	—	(2,209)	—

Net Gain (Loss) on Investment	—	—	2,954	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	4,833	—

Increase (Decrease) in Net Assets from Contract Transactions	—	—	(63,712)	—

Total Increase (Decrease) in Net Assets	—	—	(58,879)	—

Net Assets as of December 31, 2019:	$—	$—	$83,968	$—

See Accompanying Notes.

(1)	See Footnote 1

15

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA QS Investors Active Asset Allocation - Moderate Initial Class Subaccount	TA QS Investors Active Asset Allocation - Moderate Growth Initial Class Subaccount	TA Small/Mid Cap Value Initial Class Subaccount	TA T. Rowe Price Small Cap Initial Class Subaccount	TA WMC US Growth Initial Class Subaccount
Net Assets as of December 31, 2017:	$—	$88,005	$306,678	$216,251	$52,194

Investment Income:
Reinvested Dividends	321	1,284	2,906	—	310
Investment Expense:
Mortality and Expense Risk and Administrative Charges	83	414	7,204	1,473	738

Net Investment Income (Loss)	238	870	(4,298)	(1,473)	(428)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	31,440	18,032	5,349
Realized Gain (Loss) on Investments	(5)	252	2,942	20,066	4,275

Net Realized Capital Gains (Losses) on Investments	(5)	252	34,382	38,098	9,624
Net Change in Unrealized Appreciation (Depreciation)	(850)	(6,164)	(74,241)	(49,480)	(11,173)

Net Gain (Loss) on Investment	(855)	(5,912)	(39,859)	(11,382)	(1,549)
Net Increase (Decrease) in Net Assets Resulting from Operations	(617)	(5,042)	(44,157)	(12,855)	(1,977)

Increase (Decrease) in Net Assets from Contract Transactions	18,721	(2,178)	34,239	(14,126)	10,305

Total Increase (Decrease) in Net Assets	18,104	(7,220)	(9,918)	(26,981)	8,328

Net Assets as of December 31, 2018:	$18,104	$80,785	$296,760	$189,270	$60,522

Investment Income:
Reinvested Dividends	393	1,655	2,836	—	194
Investment Expense:
Mortality and Expense Risk and Administrative Charges	94	447	6,926	605	1,040

Net Investment Income (Loss)	299	1,208	(4,090)	(605)	(846)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,295	5,598	22,586	17,678	12,657
Realized Gain (Loss) on Investments	(14)	3,863	(6,351)	(9,887)	3,188

Net Realized Capital Gains (Losses) on Investments	1,281	9,461	16,235	7,791	15,845
Net Change in Unrealized Appreciation (Depreciation)	364	(810)	48,661	34,176	17,115

Net Gain (Loss) on Investment	1,645	8,651	64,896	41,967	32,960
Net Increase (Decrease) in Net Assets Resulting from Operations	1,944	9,859	60,806	41,362	32,114

Increase (Decrease) in Net Assets from Contract Transactions	(582)	(2,972)	(56,132)	(133,312)	67,536

Total Increase (Decrease) in Net Assets	1,362	6,887	4,674	(91,950)	99,650

Net Assets as of December 31, 2019:	$19,466	$87,672	$301,434	$97,320	$160,172

See Accompanying Notes.

(1)	See Footnote 1

16

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

1. Organization

WRL Series Life Account G (the Separate Account) is a segregated investment account of Transamerica Premier Life Insurance Company (TPLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TPLIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TPLIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Asset Advisor, WRL Benefactor, and WRL Evolution.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Balanced Wealth Strategy Class B Shares	AB Balanced Wealth Strategy Portfolio Class B Shares
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Allocation Class 4 Shares	Franklin Allocation Fund Class 4 Shares
ProFunds	ProFunds
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP Government Money Market	ProFund VP Government Money Market
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap
ProFund VP Small-Cap	ProFund VP Small-Cap
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraNASDAQ-100	ProFund VP UltraNASDAQ-100

17

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
ProFunds	ProFunds
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap
ProFund VP Utilities	ProFund VP Utilities
Transamerica Series Trust	Transamerica Series Trust
TA Aegon High Yield Bond Initial Class	Transamerica Aegon High Yield Bond VP Initial Class
TA Aegon U.S. Government Securities Initial Class	Transamerica Aegon U.S. Government Securities VP Initial Class
TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused VP Initial Class
TA BlackRock Global Allocation Initial Class	Transamerica BlackRock Global Allocation VP Initial Class
TA BlackRock Government Money Market Initial Class	Transamerica BlackRock Government Money Market VP Initial Class
TA BlackRock Global Real Estate Securities Initial Class	Transamerica BlackRock Global Real Estate Securities VP Initial Class
TA BlackRock Tactical Allocation Initial Class	Transamerica BlackRock Tactical Allocation VP Initial Class
TA BlackRock iShares Edge 40 Initial Class	Transamerica BlackRock iShares Edge 40 VP Initial Class
TA Greystone International Growth Initial Class	Transamerica Greystone International Growth VP Initial Class
TA Janus Balanced Initial Class	Transamerica Janus Balanced VP Initial Class
TA Janus Mid-Cap Growth Initial Class	Transamerica Janus Mid-Cap Growth VP Initial Class
TA JPMorgan Asset Allocation—Conservative Initial Class	Transamerica JPMorgan Asset Allocation—Conservative VP Initial Class
TA JPMorgan Asset Allocation—Growth Initial Class	Transamerica JPMorgan Asset Allocation—Growth VP Initial Class
TA JPMorgan Asset Allocation—Moderate Initial Class	Transamerica JPMorgan Asset Allocation—Moderate VP Initial Class
TA JPMorgan Asset Allocation—Moderate Growth Initial Class	Transamerica JPMorgan Asset Allocation—Moderate Growth VP Initial Class
TA JPMorgan Core Bond Initial Class	Transamerica JPMorgan Core Bond VP Initial Class
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class
TA JPMorgan International Moderate Growth Initial Class	Transamerica JPMorgan International Moderate Growth Fund VP Initial Class
TA JPMorgan Tactical Allocation Initial Class	Transamerica JPMorgan Tactical Allocation VP Initial Class
TA Managed Risk—Balanced ETF Initial Class	Transamerica Managed Risk—Balanced ETF VP Service Class
TA Managed Risk—Growth ETF Initial Class	Transamerica Managed Risk—Growth ETF VP Service Class
TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth VP Initial Class
TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced VP Initial Class
TA PIMCO Tactical—Balanced Initial Class	Transamerica PIMCO Tactical—Balanced VP Initial Class
TA PIMCO Tactical—Conservative Initial Class	Transamerica PIMCO Tactical—Conservative VP Initial Class
TA PIMCO Tactical—Growth Initial Class	Transamerica PIMCO Tactical—Growth VP Initial Class
TA PIMCO Total Return Initial Class	Transamerica PIMCO Total Return Bond VP Initial Class
TA QS Investors Active Asset Allocation—Conservative Initial Class	Transamerica QS Investors Active Asset Allocation—Conservative VP Service Class
TA QS Investors Active Asset Allocation—Moderate Initial Class	Transamerica QS Investors Active Asset Allocation—Moderate VP Service Class
TA QS Investors Active Asset Allocation—Moderate Growth Initial Class	Transamerica QS Investors Active Asset Allocation—Moderate Growth VP Service Class
TA Small/Mid Cap Value Initial Class	Transamerica Small/Mid Cap Value VP Initial Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class
TA WMC US Growth Initial Class	Transamerica WMC US Growth VP Initial Class

18

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2019:

Subaccount	Formerly
Franklin Allocation Class 4 Shares	Franklin Founding Funds Allocation Class 4 Shares
TA BlackRock iShares Edge 40 Initial Class	TA BlackRock Smart Beta 40 Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
TA Morgan Stanley Capital Growth Initial Class	TA Jennison Growth Initial Class
TA WMC US Growth Initial Class	TA Torray Concentrated Growth Initial Class

19

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2019.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2019.

20

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2019 were as follows:

Subaccount	Purchases	Sales
AB Balanced Wealth Strategy Class B Shares	$3,648	$280
Access VP High Yield	33,836	34,501
Fidelity® VIP Index 500 Service Class 2	30,060	192,397
Franklin Allocation Class 4 Shares	2,349	271
ProFund VP Asia 30	124,761	85,870
ProFund VP Basic Materials	37,551	33,811
ProFund VP Bull	4,444	4,471
ProFund VP Consumer Services	1,867	403
ProFund VP Emerging Markets	135,995	95,504
ProFund VP Europe 30	27,593	28,814
ProFund VP Falling U.S. Dollar	—	—
ProFund VP Financials	—	108,537
ProFund VP Government Money Market	5,074,229	5,234,047
ProFund VP International	—	—
ProFund VP Japan	48,780	21,483
ProFund VP Mid-Cap	81,346	71,662
ProFund VP NASDAQ-100	1,235,633	1,229,681
ProFund VP Oil & Gas	2,446	2,502
ProFund VP Pharmaceuticals	1,324	81
ProFund VP Precious Metals	16,020	12,971
ProFund VP Short Emerging Markets	20,245	21,238
ProFund VP Short International	—	—
ProFund VP Short NASDAQ-100	3,581,809	915,691
ProFund VP Short Small-Cap	—	—
ProFund VP Small-Cap	24,317	70,361
ProFund VP Small-Cap Value	25,057	4,760
ProFund VP Telecommunications	—	—
ProFund VP U.S. Government Plus	72,957	99,165
ProFund VP UltraNASDAQ-100	3,745,426	5,840,208
ProFund VP UltraSmall-Cap	—	—
ProFund VP Utilities	87,723	79,156
TA Aegon High Yield Bond Initial Class	2,927	1,145
TA Aegon U.S. Government Securities Initial Class	49,735	55,154
TA Barrow Hanley Dividend Focused Initial Class	133,766	123,053
TA BlackRock Global Allocation Initial Class	1,612	612
TA BlackRock Global Real Estate Securities Initial Class	223	271

21

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

3. Investments (continued)

Subaccount	Purchases	Sales
TA BlackRock Government Money Market Initial Class	$256,271	$353,812
TA BlackRock iShares Edge 40 Initial Class	3,453	1,647
TA BlackRock Tactical Allocation Initial Class	2,932	284
TA Greystone International Growth Initial Class	79,548	51,358
TA Janus Balanced Initial Class	3,351	559
TA Janus Mid-Cap Growth Initial Class	322,645	419,145
TA JPMorgan Asset Allocation - Conservative Initial Class	—	—
TA JPMorgan Asset Allocation - Growth Initial Class	20,519	981
TA JPMorgan Asset Allocation - Moderate Initial Class	—	—
TA JPMorgan Asset Allocation - Moderate Growth Initial Class	8,957	212
TA JPMorgan Core Bond Initial Class	39,237	41,070
TA JPMorgan Enhanced Index Initial Class	2,772	121
TA JPMorgan International Moderate Growth Initial Class	—	—
TA JPMorgan Tactical Allocation Initial Class	124,143	116,510
TA Managed Risk - Balanced ETF Initial Class	—	—
TA Managed Risk - Growth ETF Initial Class	5,703	8,137
TA Morgan Stanley Capital Growth Initial Class	141,419	73,384
TA Multi-Managed Balanced Initial Class	108,369	54,381
TA PIMCO Tactical - Balanced Initial Class	—	—
TA PIMCO Tactical - Conservative Initial Class	—	—
TA PIMCO Tactical - Growth Initial Class	—	—
TA PIMCO Total Return Initial Class	502,381	564,214
TA QS Investors Active Asset Allocation - Conservative Initial Class	—	—
TA QS Investors Active Asset Allocation - Moderate Initial Class	1,688	676
TA QS Investors Active Asset Allocation - Moderate Growth Initial Class	43,800	39,965
TA Small/Mid Cap Value Initial Class	108,891	146,528
TA T. Rowe Price Small Cap Initial Class	145,804	262,043
TA WMC US Growth Initial Class	141,513	62,166

22

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AB Balanced Wealth Strategy Class B Shares	—	(7)	(7)	139	(6)	133
Access VP High Yield	1,768	(1,768)	—	2,486	(2,486)	—
Fidelity® VIP Index 500 Service Class 2	931	(8,357)	(7,426)	5,361	(831)	4,530
Franklin Allocation Class 4 Shares	—	(6)	(6)	574	(447)	127
ProFund VP Asia 30	12,941	(9,116)	3,825	7,339	(11,630)	(4,291)
ProFund VP Basic Materials	3,162	(2,830)	332	2,505	(4,477)	(1,972)
ProFund VP Bull	227	(227)	—	652	(654)	(2)
ProFund VP Consumer Services	34	(10)	24	791	(233)	558
ProFund VP Emerging Markets	17,676	(12,760)	4,916	12,224	(24,385)	(12,161)
ProFund VP Europe 30	2,874	(2,904)	(30)	—	(39)	(39)
ProFund VP Falling U.S. Dollar	—	—	—	7,610	(7,610)	—
ProFund VP Financials	—	(8,210)	(8,210)	909	(9,206)	(8,297)
ProFund VP Government Money Market	527,785	(544,507)	(16,722)	111,504	(89,315)	22,189
ProFund VP International	—	—	—	—	(2,153)	(2,153)
ProFund VP Japan	3,951	(1,725)	2,226	—	—	—
ProFund VP Mid-Cap	4,100	(3,675)	425	474	(699)	(225)
ProFund VP NASDAQ-100	38,293	(36,208)	2,085	37,906	(44,327)	(6,421)
ProFund VP Oil & Gas	307	(307)	—	1,573	(14,222)	(12,649)
ProFund VP Pharmaceuticals	—	(1)	(1)	33	(3,457)	(3,424)
ProFund VP Precious Metals	3,388	(3,004)	384	3,337	(2,612)	725
ProFund VP Short Emerging Markets	5,600	(6,230)	(630)	8,987	(8,357)	630
ProFund VP Short International	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	3,145,946	(750,547)	2,395,399	252,078	(1,003,954)	(751,876)
ProFund VP Short Small-Cap	—	—	—	41,308	(41,308)	—
ProFund VP Small-Cap	1,176	(3,560)	(2,384)	7,128	(3,153)	3,975
ProFund VP Small-Cap Value	1,158	(215)	943	3,520	(2,921)	599
ProFund VP Telecommunications	—	—	—	—	—	—

23

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
ProFund VP U.S. Government Plus	4,220	(5,688)	(1,468)	5,535	(4,941)	594
ProFund VP UltraNASDAQ-100	63,960	(106,375)	(42,415)	117,097	(74,629)	42,468
ProFund VP UltraSmall-Cap	—	—	—	—	—	—
ProFund VP Utilities	4,540	(4,267)	273	4,953	(4,549)	404
TA Aegon High Yield Bond Initial Class	—	(47)	(47)	243	(1,798)	(1,555)
TA Aegon U.S. Government Securities Initial Class	3,405	(3,487)	(82)	2,359	(4,763)	(2,404)
TA Barrow Hanley Dividend Focused Initial Class	6,990	(6,732)	258	4,140	(1,647)	2,493
TA BlackRock Global Allocation Initial Class	—	(38)	(38)	1,401	(36)	1,365
TA BlackRock Global Real Estate Securities Initial Class	—	(11)	(11)	251	(10)	241
TA BlackRock Government Money Market Initial Class	25,721	(35,673)	(9,952)	308,118	(298,171)	9,947
TA BlackRock iShares Edge 40 Initial Class	—	(94)	(94)	—	(114)	(114)
TA BlackRock Tactical Allocation Initial Class	—	(11)	(11)	311	(110)	201
TA Greystone International Growth Initial Class	5,594	(3,680)	1,914	1,368	(2,136)	(768)
TA Janus Balanced Initial Class	52	(20)	32	2,194	(22)	2,172
TA Janus Mid-Cap Growth Initial Class	12,989	(17,434)	(4,445)	10,073	(6,062)	4,011
TA JPMorgan Asset Allocation—Conservative Initial Class	—	—	—	—	—	—
TA JPMorgan Asset Allocation—Growth Initial Class	394	(26)	368	541	(631)	(90)
TA JPMorgan Asset Allocation—Moderate Initial Class	—	—	—	—	(627)	(627)
TA JPMorgan Asset Allocation—Moderate Growth Initial Class	378	(5)	373	664	(1,180)	(516)
TA JPMorgan Core Bond Initial Class	2,666	(2,684)	(18)	2,393	(1,741)	652
TA JPMorgan Enhanced Index Initial Class	39	(2)	37	263	(135)	128
TA JPMorgan International Moderate Growth Initial Class	—	—	—	—	(767)	(767)
TA JPMorgan Tactical Allocation Initial Class	8,894	(8,468)	426	4,566	(1,044)	3,522
TA Managed Risk—Balanced ETF Initial Class	—	—	—	—	—	—
TA Managed Risk—Growth ETF Initial Class	183	(497)	(314)	576	(57)	519
TA Morgan Stanley Capital Growth Initial Class	3,909	(2,061)	1,848	4,217	(4,585)	(368)
TA Multi-Managed Balanced Initial Class	—	(701)	(701)	450	(1,448)	(998)

24

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—
TA PIMCO Total Return Initial Class	33,144	(37,762)	(4,618)	24,893	(17,600)	7,293
TA QS Investors Active Asset Allocation—Conservative Initial Class	—	—	—	—	—	—
TA QS Investors Active Asset Allocation—Moderate Initial Class	—	(42)	(42)	1,447	(36)	1,411
TA QS Investors Active Asset Allocation—Moderate Growth Initial Class	2,759	(2,899)	(140)	403	(541)	(138)
TA Small/Mid Cap Value Initial Class	3,481	(5,924)	(2,443)	2,204	(684)	1,520
TA T. Rowe Price Small Cap Initial Class	3,741	(7,959)	(4,218)	8,646	(9,035)	(389)
TA WMC US Growth Initial Class	5,423	(2,528)	2,895	1,217	(758)	459

25

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
AB Balanced Wealth Strategy Class B Shares	$—	$(154)	$(154)	$3,000	$(135)	$2,865
Access VP High Yield	32,964	(34,439)	(1,475)	45,152	(44,836)	316
Fidelity® VIP Index 500 Service Class 2	22,137	(191,384)	(169,247)	116,489	(17,546)	98,943
Franklin Allocation Class 4 Shares	—	(149)	(149)	13,719	(10,388)	3,331
ProFund VP Asia 30	124,768	(85,751)	39,017	77,300	(119,085)	(41,785)
ProFund VP Basic Materials	37,551	(33,794)	3,757	32,575	(56,625)	(24,050)
ProFund VP Bull	4,444	(4,471)	(27)	12,862	(12,742)	120
ProFund VP Consumer Services	1,077	(312)	765	23,482	(6,541)	16,941
ProFund VP Emerging Markets	135,989	(95,369)	40,620	102,827	(202,057)	(99,230)
ProFund VP Europe 30	27,591	(28,798)	(1,207)	—	(397)	(397)
ProFund VP Falling U.S. Dollar	—	—	—	50,111	(49,051)	1,060
ProFund VP Financials	—	(108,413)	(108,413)	12,811	(119,086)	(106,275)
ProFund VP Government Money Market	5,059,489	(5,224,590)	(165,101)	1,066,655	(854,316)	212,339
ProFund VP International	—	—	—	—	(20,881)	(20,881)
ProFund VP Japan	48,782	(21,453)	27,329	—	—	—
ProFund VP Mid-Cap	81,315	(71,605)	9,710	8,935	(14,025)	(5,090)
ProFund VP NASDAQ-100	1,233,906	(1,228,931)	4,975	1,119,468	(1,328,923)	(209,455)
ProFund VP Oil & Gas	2,446	(2,501)	(55)	14,243	(116,162)	(101,919)
ProFund VP Pharmaceuticals	—	(32)	(32)	750	(73,077)	(72,327)
ProFund VP Precious Metals	16,009	(12,770)	3,239	13,851	(10,232)	3,619
ProFund VP Short Emerging Markets	20,245	(21,229)	(984)	31,043	(28,805)	2,238
ProFund VP Short International	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	3,581,823	(913,210)	2,668,613	368,115	(1,529,642)	(1,161,527)
ProFund VP Short Small-Cap	—	—	—	72,993	(66,778)	6,215
ProFund VP Small-Cap	24,316	(70,223)	(45,907)	145,738	(63,338)	82,400
ProFund VP Small-Cap Value	25,062	(4,681)	20,381	79,159	(62,657)	16,502
ProFund VP Telecommunications	—	—	—	—	—	—

26

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
ProFund VP U.S. Government Plus	$72,782	$(99,082)	$(26,300)	$90,160	$(77,835)	$12,325
ProFund VP UltraNASDAQ-100	3,746,068	(5,837,073)	(2,091,005)	5,947,314	(3,990,576)	1,956,738
ProFund VP UltraSmall-Cap	—	—	—	—	—	—
ProFund VP Utilities	86,462	(79,086)	7,376	79,435	(72,990)	6,445
TA Aegon High Yield Bond Initial Class	—	(916)	(916)	4,561	(33,612)	(29,051)
TA Aegon U.S. Government Securities Initial Class	44,603	(47,066)	(2,463)	30,438	(61,026)	(30,588)
TA Barrow Hanley Dividend Focused Initial Class	128,677	(122,778)	5,899	71,974	(28,094)	43,880
TA BlackRock Global Allocation Initial Class	—	(520)	(520)	19,197	(495)	18,702
TA BlackRock Global Real Estate Securities Initial Class	—	(150)	(150)	3,000	(126)	2,874
TA BlackRock Government Money Market Initial Class	252,458	(352,805)	(100,347)	2,984,590	(2,910,459)	74,131
TA BlackRock iShares Edge 40 Initial Class	—	(941)	(941)	—	(1,160)	(1,160)
TA BlackRock Tactical Allocation Initial Class	—	(161)	(161)	4,476	(1,604)	2,872
TA Greystone International Growth Initial Class	76,348	(51,232)	25,116	19,197	(31,414)	(12,217)
TA Janus Balanced Initial Class	946	(370)	576	36,660	(383)	36,277
TA Janus Mid-Cap Growth Initial Class	297,469	(411,893)	(114,424)	207,327	(123,744)	83,583
TA JPMorgan Asset Allocation—Conservative Initial Class	—	—	—	—	—	—
TA JPMorgan Asset Allocation—Growth Initial Class	6,348	(424)	5,924	8,466	(10,793)	(2,327)
TA JPMorgan Asset Allocation—Moderate Initial Class	—	—	—	—	(10,043)	(10,043)
TA JPMorgan Asset Allocation—Moderate Growth Initial
Class	6,000	(87)	5,913	10,684	(19,154)	(8,470)
TA JPMorgan Core Bond Initial Class	38,975	(40,940)	(1,965)	34,412	(24,797)	9,615
TA JPMorgan Enhanced Index Initial Class	923	(53)	870	6,040	(3,009)	3,031
TA JPMorgan International Moderate Growth Initial Class	—	—	—	—	(10,146)	(10,146)
TA JPMorgan Tactical Allocation Initial Class	124,154	(116,369)	7,785	58,883	(13,413)	45,470
TA Managed Risk—Balanced ETF Initial Class	—	—	—	—	—	—
TA Managed Risk—Growth ETF Initial Class	3,000	(8,008)	(5,008)	9,224	(919)	8,305
TA Morgan Stanley Capital Growth Initial Class	133,921	(73,180)	60,741	132,419	(139,583)	(7,164)

27

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
TA Multi-Managed Balanced Initial Class	$—	$(11,251)	$(11,251)	$9,021	$(25,065)	$(16,044)
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—
TA PIMCO Total Return Initial Class	499,818	(563,530)	(63,712)	347,767	(245,411)	102,356
TA QS Investors Active Asset Allocation—Conservative Initial Class	—	—	—	—	—	—
TA QS Investors Active Asset Allocation—Moderate Initial Class	—	(582)	(582)	19,197	(476)	18,721
TA QS Investors Active Asset Allocation—Moderate Growth Initial Class	36,557	(39,529)	(2,972)	5,500	(7,678)	(2,178)
TA Small/Mid Cap Value Initial Class	83,544	(139,676)	(56,132)	50,515	(16,276)	34,239
TA T. Rowe Price Small Cap Initial Class	128,226	(261,538)	(133,312)	267,353	(281,479)	(14,126)
TA WMC US Growth Initial Class	128,732	(61,196)	67,536	25,642	(15,337)	10,305

28

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AB Balanced Wealth Strategy Class B Shares
12/31/2019	1,106	$24.28	to	$24.28	$26,853	2.33%	0.50%	to	0.50%	17.61%	to	17.61%
12/31/2018	1,113	20.64	to	20.64	22,973	1.66	0.50	to	0.50	(6.88)	to	(6.88)
12/31/2017	980	22.17	to	22.17	21,719	1.79	0.50	to	0.50	15.05	to	15.05
12/31/2016	848	19.27	to	19.27	16,334	1.76	0.50	to	0.50	3.92	to	3.92
12/31/2015	695	18.54	to	18.54	12,889	1.92	0.50	to	0.50	0.79	to	0.79
Access VP High Yield
12/31/2019	—	20.14	to	20.14	—	7.08	0.50	to	0.50	11.87	to	11.87
12/31/2018	—	18.00	to	18.00	—	2.39	0.50	to	0.50	(1.11)	to	(1.11)
12/31/2017	—	18.20	to	18.20	—	3.46	0.50	to	0.50	4.27	to	4.27
12/31/2016	3,985	17.46	to	17.46	69,564	2.89	0.50	to	0.50	8.46	to	8.46
12/31/2015	89	16.10	to	16.10	1,425	0.65	0.50	to	0.50	(0.34)	to	(0.34)
Fidelity® VIP Index 500 Service Class 2
12/31/2019	7,342	26.76	to	26.76	196,500	1.81	0.50	to	0.50	30.37	to	30.37
12/31/2018	14,768	20.53	to	20.53	303,183	1.70	0.50	to	0.50	(5.21)	to	(5.21)
12/31/2017	10,238	21.66	to	21.66	221,723	1.69	0.50	to	0.50	20.80	to	20.80
12/31/2016	7,886	17.93	to	17.93	141,384	1.11	0.50	to	0.50	11.03	to	11.03
12/31/2015	8,147	16.15	to	16.15	131,545	2.05	0.50	to	0.50	0.58	to	0.58
Franklin Allocation Class 4 Shares
12/31/2019	1,039	24.86	to	24.86	25,822	3.31	0.50	to	0.50	18.97	to	18.97
12/31/2018	1,045	20.89	to	20.89	21,840	3.30	0.50	to	0.50	(10.03)	to	(10.03)
12/31/2017	918	23.22	to	23.22	21,324	2.11	0.50	to	0.50	11.23	to	11.23
12/31/2016	789	20.88	to	20.88	16,477	3.54	0.50	to	0.50	12.36	to	12.36
12/31/2015	645	18.58	to	18.58	11,977	2.66	0.50	to	0.50	(6.71)	to	(6.71)
ProFund VP Asia 30
12/31/2019	3,859	10.40	to	10.40	40,125	0.00	0.50	to	0.50	25.68	to	25.68
12/31/2018	34	8.27	to	8.27	284	0.29	0.50	to	0.50	(19.00)	to	(19.00)
12/31/2017	4,325	10.21	to	10.21	44,179	—	0.50	to	0.50	32.22	to	32.22
12/31/2016	2,471	7.73	to	7.73	19,087	—	0.50	to	0.50	0.14	to	0.14
12/31/2015	—	7.71	to	7.71	—	—	0.50	to	0.50	(9.83)	to	(9.83)
ProFund VP Basic Materials
12/31/2019	332	12.49	to	12.49	4,152	0.00	0.50	to	0.50	17.13	to	17.13
12/31/2018	—	10.66	to	10.66	—	0.67	0.50	to	0.50	(18.07)	to	(18.07)
12/31/2017	1,972	13.01	to	13.01	25,665	0.84	0.50	to	0.50	22.35	to	22.35
12/31/2016	620	10.64	to	10.64	6,598	0.31	0.50	to	0.50	17.90	to	17.90
12/31/2015	—	9.02	to	9.02	—	1.61	0.50	to	0.50	(14.35)	to	(14.35)
ProFund VP Bull
12/31/2019	—	22.20	to	22.20	—	—	0.50	to	0.50	28.24	to	28.24
12/31/2018	—	17.31	to	17.31	—	—	0.50	to	0.50	(6.62)	to	(6.62)
12/31/2017	2	18.54	to	18.54	30	—	0.50	to	0.50	18.75	to	18.75
12/31/2016	—	15.61	to	15.61	—	—	0.50	to	0.50	9.12	to	9.12
12/31/2015	—	14.31	to	14.31	—	—	0.50	to	0.50	(0.95)	to	(0.95)
ProFund VP Consumer Services
12/31/2019	582	34.08	to	34.08	19,829	—	0.50	to	0.50	24.02	to	24.02
12/31/2018	558	27.48	to	27.48	15,327	—	0.50	to	0.50	0.11	to	0.11
12/31/2017	—	27.45	to	27.45	—	—	0.50	to	0.50	17.78	to	17.78
12/31/2016	—	23.31	to	23.31	—	—	0.50	to	0.50	3.67	to	3.67
12/31/2015	—	22.48	to	22.48	—	—	0.50	to	0.50	4.17	to	4.17

29

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Emerging Markets
12/31/2019	5,289	$8.44	to	$8.44	$44,625	0.09%	0.50%	to	0.50%	23.62%	to	23.62%
12/31/2018	373	6.83	to	6.83	2,549	0.19	0.50	to	0.50	(15.69)	to	(15.69)
12/31/2017	12,534	8.10	to	8.10	101,474	0.07	0.50	to	0.50	32.60	to	32.60
12/31/2016	10,268	6.11	to	6.11	62,698	0.22	0.50	to	0.50	10.46	to	10.46
12/31/2015	7,104	5.53	to	5.53	39,268	0.95	0.50	to	0.50	(17.77)	to	(17.77)
ProFund VP Europe 30
12/31/2019	—	10.24	to	10.24	—	0.04	0.50	to	0.50	17.20	to	17.20
12/31/2018	30	8.74	to	8.74	258	2.56	0.50	to	0.50	(14.56)	to	(14.56)
12/31/2017	69	10.23	to	10.23	709	3.39	0.50	to	0.50	19.12	to	19.12
12/31/2016	106	8.58	to	8.58	910	2.82	0.50	to	0.50	7.27	to	7.27
12/31/2015	142	8.00	to	8.00	1,137	4.79	0.50	to	0.50	(11.32)	to	(11.32)
ProFund VP Falling U.S. Dollar
12/31/2019	—	5.98	to	5.98	—	—	0.50	to	0.50	(2.83)	to	(2.83)
12/31/2018	—	6.16	to	6.16	—	—	0.50	to	0.50	(6.78)	to	(6.78)
12/31/2017	—	6.60	to	6.60	—	—	0.50	to	0.50	7.92	to	7.92
12/31/2016	—	6.12	to	6.12	—	—	0.50	to	0.50	(6.33)	to	(6.33)
12/31/2015	936	6.53	to	6.53	6,114	—	0.50	to	0.50	(10.46)	to	(10.46)
ProFund VP Financials
12/31/2019	—	15.51	to	15.51	—	—	0.50	to	0.50	29.62	to	29.62
12/31/2018	8,210	11.97	to	11.97	98,264	0.36	0.50	to	0.50	(10.88)	to	(10.88)
12/31/2017	16,507	13.43	to	13.43	221,689	0.37	0.50	to	0.50	17.60	to	17.60
12/31/2016	6,065	11.42	to	11.42	69,261	—	0.50	to	0.50	14.75	to	14.75
12/31/2015	—	9.95	to	9.95	—	—	0.50	to	0.50	(1.98)	to	(1.98)
ProFund VP Government Money Market
12/31/2019	8,014	9.60	to	9.60	76,894	0.78	0.50	to	0.50	0.27	to	0.27
12/31/2018	24,736	9.57	to	9.57	236,708	0.48	0.50	to	0.50	(0.08)	to	(0.08)
12/31/2017	2,547	9.58	to	9.58	24,392	0.02	0.50	to	0.50	(0.48)	to	(0.48)
12/31/2016	225	9.62	to	9.62	2,168	0.02	0.50	to	0.50	(0.48)	to	(0.48)
12/31/2015	12,395	9.67	to	9.67	119,847	0.02	0.50	to	0.50	(0.47)	to	(0.47)
ProFund VP International
12/31/2019	—	9.38	to	9.38	—	—	0.50	to	0.50	18.68	to	18.68
12/31/2018	—	7.91	to	7.91	—	—	0.50	to	0.50	(16.18)	to	(16.18)
12/31/2017	2,153	9.43	to	9.43	20,306	—	0.50	to	0.50	21.19	to	21.19
12/31/2016	—	7.78	to	7.78	—	—	0.50	to	0.50	(1.42)	to	(1.42)
12/31/2015	—	7.89	to	7.89	—	—	0.50	to	0.50	(4.00)	to	(4.00)
ProFund VP Japan
12/31/2019	2,226	12.59	to	12.59	28,037	—	0.50	to	0.50	19.40	to	19.40
12/31/2018	—	10.55	to	10.55	—	—	0.50	to	0.50	(12.08)	to	(12.08)
12/31/2017	—	12.00	to	12.00	—	—	0.50	to	0.50	17.86	to	17.86
12/31/2016	—	10.18	to	10.18	—	—	0.50	to	0.50	(0.09)	to	(0.09)
12/31/2015	951	10.19	to	10.19	9,688	—	0.50	to	0.50	5.28	to	5.28
ProFund VP Mid-Cap
12/31/2019	688	20.87	to	20.87	14,367	0.30	0.50	to	0.50	22.91	to	22.91
12/31/2018	263	16.98	to	16.98	4,465	—	0.50	to	0.50	(13.30)	to	(13.30)
12/31/2017	488	19.59	to	19.59	9,566	—	0.50	to	0.50	12.87	to	12.87
12/31/2016	1,005	17.35	to	17.35	17,437	—	0.50	to	0.50	17.60	to	17.60
12/31/2015	—	14.76	to	14.76	—	—	0.50	to	0.50	(4.92)	to	(4.92)
ProFund VP NASDAQ-100
12/31/2019	2,900	37.73	to	37.73	109,400	—	0.50	to	0.50	36.02	to	36.02
12/31/2018	815	27.74	to	27.74	22,607	—	0.50	to	0.50	(2.36)	to	(2.36)
12/31/2017	7,236	28.41	to	28.41	205,545	—	0.50	to	0.50	29.72	to	29.72
12/31/2016	7,308	21.90	to	21.90	160,038	—	0.50	to	0.50	4.73	to	4.73
12/31/2015	2,194	20.91	to	20.91	45,866	—	0.50	to	0.50	6.92	to	6.92

30

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Oil & Gas
12/31/2019	—	$7.44	to	$7.44	$—	—%	0.50%	to	0.50%	7.98%	to	7.98%
12/31/2018	—	6.89	to	6.89	—	0.82	0.50	to	0.50	(20.62)	to	(20.62)
12/31/2017	12,649	8.68	to	8.68	109,747	1.24	0.50	to	0.50	(3.65)	to	(3.65)
12/31/2016	11,666	9.01	to	9.01	105,057	2.13	0.50	to	0.50	23.57	to	23.57
12/31/2015	—	7.29	to	7.29	—	—	0.50	to	0.50	(23.75)	to	(23.75)
ProFund VP Pharmaceuticals
12/31/2019	456	23.88	to	23.88	10,884	0.85	0.50	to	0.50	13.47	to	13.47
12/31/2018	457	21.05	to	21.05	9,622	0.61	0.50	to	0.50	(6.67)	to	(6.67)
12/31/2017	3,881	22.55	to	22.55	87,529	0.91	0.50	to	0.50	9.81	to	9.81
12/31/2016	2,555	20.54	to	20.54	52,466	0.43	0.50	to	0.50	(4.21)	to	(4.21)
12/31/2015	150	21.44	to	21.44	3,205	0.34	0.50	to	0.50	3.92	to	3.92
ProFund VP Precious Metals
12/31/2019	9,750	5.54	to	5.54	54,007	0.03	0.50	to	0.50	45.25	to	45.25
12/31/2018	9,366	3.81	to	3.81	35,717	—	0.50	to	0.50	(13.90)	to	(13.90)
12/31/2017	8,641	4.43	to	4.43	38,273	—	0.50	to	0.50	4.76	to	4.76
12/31/2016	8,724	4.23	to	4.23	36,887	—	0.50	to	0.50	55.04	to	55.04
12/31/2015	8,811	2.73	to	2.73	24,028	—	0.50	to	0.50	(33.19)	to	(33.19)
ProFund VP Short Emerging Markets
12/31/2019	—	3.00	to	3.00	—	—	0.50	to	0.50	(21.39)	to	(21.39)
12/31/2018	630	3.82	to	3.82	2,405	—	0.50	to	0.50	12.02	to	12.02
12/31/2017	—	3.41	to	3.41	—	—	0.50	to	0.50	(28.20)	to	(28.20)
12/31/2016	2,804	4.75	to	4.75	13,313	—	0.50	to	0.50	(16.66)	to	(16.66)
12/31/2015	358	5.70	to	5.70	2,041	—	0.50	to	0.50	10.96	to	10.96
ProFund VP Short International
12/31/2019	—	3.43	to	3.43	—	—	0.50	to	0.50	(17.83)	to	(17.83)
12/31/2018	—	4.17	to	4.17	—	—	0.50	to	0.50	14.90	to	14.90
12/31/2017	—	3.63	to	3.63	—	—	0.50	to	0.50	(21.03)	to	(21.03)
12/31/2016	—	4.60	to	4.60	—	—	0.50	to	0.50	(6.36)	to	(6.36)
12/31/2015	—	4.91	to	4.91	—	—	0.50	to	0.50	(4.26)	to	(4.26)
ProFund VP Short NASDAQ-100
12/31/2019	2,547,530	1.06	to	1.06	2,702,270	—	0.50	to	0.50	(28.41)	to	(28.41)
12/31/2018	152,131	1.48	to	1.48	225,420	—	0.50	to	0.50	(3.37)	to	(3.37)
12/31/2017	904,007	1.53	to	1.53	1,386,275	—	0.50	to	0.50	(25.62)	to	(25.62)
12/31/2016	—	2.06	to	2.06	—	—	0.50	to	0.50	(10.51)	to	(10.51)
12/31/2015	—	2.30	to	2.30	—	—	0.50	to	0.50	(13.48)	to	(13.48)
ProFund VP Short Small-Cap
12/31/2019	—	1.47	to	1.47	—	—	0.50	to	0.50	(21.18)	to	(21.18)
12/31/2018	—	1.86	to	1.86	—	—	0.50	to	0.50	9.84	to	9.84
12/31/2017	—	1.69	to	1.69	—	—	0.50	to	0.50	(14.63)	to	(14.63)
12/31/2016	—	1.98	to	1.98	—	—	0.50	to	0.50	(21.98)	to	(21.98)
12/31/2015	—	2.54	to	2.54	—	—	0.50	to	0.50	(1.32)	to	(1.32)
ProFund VP Small-Cap
12/31/2019	1,837	20.68	to	20.68	37,973	—	0.50	to	0.50	22.99	to	22.99
12/31/2018	4,221	16.81	to	16.81	70,969	—	0.50	to	0.50	(13.33)	to	(13.33)
12/31/2017	246	19.40	to	19.40	4,763	—	0.50	to	0.50	11.87	to	11.87
12/31/2016	3,394	17.34	to	17.34	58,852	—	0.50	to	0.50	19.09	to	19.09
12/31/2015	1,033	14.56	to	14.56	15,037	—	0.50	to	0.50	(6.67)	to	(6.67)
ProFund VP Small-Cap Value
12/31/2019	1,721	21.76	to	21.76	37,449	—	0.50	to	0.50	21.95	to	21.95
12/31/2018	778	17.85	to	17.85	13,891	—	0.50	to	0.50	(14.64)	to	(14.64)
12/31/2017	179	20.91	to	20.91	3,748	0.01	0.50	to	0.50	9.17	to	9.17
12/31/2016	3,070	19.15	to	19.15	58,797	—	0.50	to	0.50	28.14	to	28.14
12/31/2015	941	14.95	to	14.95	14,062	—	0.50	to	0.50	(8.73)	to	(8.73)

31

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Telecommunications
12/31/2019	—	$13.20	to	$13.20	$—	—%	0.50%	to	0.50%	14.20%	to	14.20%
12/31/2018	—	11.56	to	11.56	—	—	0.50	to	0.50	(15.53)	to	(15.53)
12/31/2017	—	13.68	to	13.68	—	—	0.50	to	0.50	(2.61)	to	(2.61)
12/31/2016	—	14.05	to	14.05	—	—	0.50	to	0.50	21.05	to	21.05
12/31/2015	—	11.60	to	11.60	—	—	0.50	to	0.50	1.02	to	1.02
ProFund VP U.S. Government Plus
12/31/2019	3	19.26	to	19.26	64	0.95	0.50	to	0.50	17.63	to	17.63
12/31/2018	1,471	16.38	to	16.38	24,097	0.88	0.50	to	0.50	(5.90)	to	(5.90)
12/31/2017	877	17.40	to	17.40	15,266	0.35	0.50	to	0.50	8.94	to	8.94
12/31/2016	2,303	15.97	to	15.97	36,788	—	0.50	to	0.50	(0.80)	to	(0.80)
12/31/2015	126	16.10	to	16.10	2,034	—	0.50	to	0.50	(6.11)	to	(6.11)
ProFund VP UltraNASDAQ-100
12/31/2019	11,699	74.32	to	74.32	869,481	—	0.50	to	0.50	78.77	to	78.77
12/31/2018	54,114	41.57	to	41.57	2,249,664	—	0.50	to	0.50	(10.08)	to	(10.08)
12/31/2017	11,646	46.23	to	46.23	538,464	—	0.50	to	0.50	67.49	to	67.49
12/31/2016	12,877	27.60	to	27.60	355,457	—	0.50	to	0.50	8.08	to	8.08
12/31/2015	42,945	25.54	to	25.54	1,096,798	—	0.50	to	0.50	13.04	to	13.04
ProFund VP UltraSmall-Cap
12/31/2019	—	25.67	to	25.67	—	—	0.50	to	0.50	46.60	to	46.60
12/31/2018	—	17.51	to	17.51	—	—	0.50	to	0.50	(27.32)	to	(27.32)
12/31/2017	—	24.09	to	24.09	—	—	0.50	to	0.50	24.58	to	24.58
12/31/2016	—	19.34	to	19.34	—	—	0.50	to	0.50	38.90	to	38.90
12/31/2015	—	13.92	to	13.92	—	—	0.50	to	0.50	(13.41)	to	(13.41)
ProFund VP Utilities
12/31/2019	1,236	20.22	to	20.22	24,994	1.80	0.50	to	0.50	22.26	to	22.26
12/31/2018	963	16.54	to	16.54	15,920	1.69	0.50	to	0.50	2.37	to	2.37
12/31/2017	559	16.16	to	16.16	9,038	4.12	0.50	to	0.50	10.09	to	10.09
12/31/2016	447	14.67	to	14.67	6,554	—	0.50	to	0.50	14.50	to	14.50
12/31/2015	—	12.82	to	12.82	—	2.34	0.50	to	0.50	(6.87)	to	(6.87)
TA Aegon High Yield Bond Initial Class
12/31/2019	2,296	20.84	to	20.84	47,853	6.35	0.50	to	0.50	13.64	to	13.64
12/31/2018	2,343	18.34	to	18.34	42,957	5.74	0.50	to	0.50	(2.84)	to	(2.84)
12/31/2017	3,898	18.87	to	18.87	73,562	5.39	0.50	to	0.50	6.91	to	6.91
12/31/2016	4,067	17.65	to	17.65	71,803	3.74	0.50	to	0.50	14.77	to	14.77
12/31/2015	1,073	15.38	to	15.38	16,510	6.38	0.50	to	0.50	(4.70)	to	(4.70)
TA Aegon U.S. Government Securities Initial Class
12/31/2019	24,475	13.85	to	10.43	255,281	1.88	0.50	to	3.20	6.07	to	3.30
12/31/2018	24,557	13.06	to	10.10	247,973	3.02	0.50	to	3.20	(0.24)	to	(2.87)
12/31/2017	26,961	13.09	to	10.40	286,436	3.89	0.50	to	3.20	2.15	to	(0.52)
12/31/2016	26,765	12.81	to	10.45	284,172	0.62	0.50	to	3.20	(0.20)	to	(2.80)
12/31/2015	35,121	12.84	to	10.75	384,765	2.14	0.50	to	3.20	(0.40)	to	(3.01)
TA Barrow Hanley Dividend Focused Initial Class
12/31/2019	4,612	19.58	to	19.58	90,318	1.18	0.50	to	0.50	23.29	to	23.29
12/31/2018	4,354	15.88	to	15.88	69,166	1.41	0.50	to	0.50	(11.94)	to	(11.94)
12/31/2017	1,861	18.04	to	18.04	33,570	1.62	0.50	to	0.50	15.85	to	15.85
12/31/2016	1,596	15.57	to	15.57	24,855	1.37	0.50	to	0.50	14.34	to	14.34
12/31/2015	3,831	13.62	to	13.62	52,169	0.53	0.50	to	0.50	(4.07)	to	(4.07)
TA BlackRock Global Allocation Initial Class
12/31/2019	1,327	14.90	to	14.90	19,778	1.98	0.50	to	0.50	17.62	to	17.62
12/31/2018	1,365	12.67	to	12.67	17,289	2.49	0.50	to	0.50	(7.86)	to	(7.86)
12/31/2017	—	13.75	to	13.75	—	—	0.50	to	0.50	13.18	to	13.18
12/31/2016	—	12.15	to	12.15	—	—	0.50	to	0.50	4.42	to	4.42
12/31/2015	—	11.63	to	11.63	—	—	0.50	to	0.50	(1.49)	to	(1.49)

32

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA BlackRock Global Real Estate Securities Initial Class
12/31/2019	1,838	$14.25	to	$14.25	$26,193	0.91%	0.50%	to	0.50%	24.57%	to	24.57%
12/31/2018	1,849	11.44	to	11.44	21,157	8.57	0.50	to	0.50	(10.54)	to	(10.54)
12/31/2017	1,608	12.79	to	12.79	20,565	3.58	0.50	to	0.50	10.77	to	10.77
12/31/2016	1,378	11.55	to	11.55	15,914	1.71	0.50	to	0.50	0.13	to	0.13
12/31/2015	1,118	11.53	to	11.53	12,892	4.30	0.50	to	0.50	(1.10)	to	(1.10)
TA BlackRock Government Money Market Initial Class
12/31/2019	215	9.94	to	7.40	1,589	2.09	0.50	to	3.20	1.46	to	(1.19)
12/31/2018	10,167	9.80	to	7.49	99,130	1.87	0.50	to	3.20	1.30	to	(1.37)
12/31/2017	220	9.67	to	7.59	1,668	0.01	0.50	to	3.20	(0.49)	to	(3.09)
12/31/2016	84,246	9.72	to	7.83	818,576	0.01	0.50	to	3.20	(0.49)	to	(3.09)
12/31/2015	160,717	9.77	to	8.08	1,569,745	0.01	0.50	to	3.20	(0.49)	to	(3.10)
TA BlackRock iShares Edge 40 Initial Class
12/31/2019	2,149	13.39	to	10.78	23,160	2.23	0.50	to	3.20	14.73	to	11.73
12/31/2018	2,243	11.67	to	9.64	21,637	1.92	0.50	to	3.20	(4.62)	to	(7.13)
12/31/2017	2,357	12.23	to	10.38	24,476	1.74	0.50	to	3.20	9.20	to	6.35
12/31/2016	2,530	11.20	to	9.76	24,708	1.29	0.50	to	3.20	1.72	to	(0.94)
12/31/2015	4,372	11.01	to	9.86	43,092	1.26	0.50	to	3.20	(0.57)	to	(3.17)
TA BlackRock Tactical Allocation Initial Class
12/31/2019	1,600	16.23	to	16.23	25,963	4.16	0.50	to	0.50	16.84	to	16.84
12/31/2018	1,611	13.89	to	13.89	22,368	1.98	0.50	to	0.50	(4.69)	to	(4.69)
12/31/2017	1,410	14.57	to	14.57	20,552	2.66	0.50	to	0.50	11.47	to	11.47
12/31/2016	1,210	13.07	to	13.07	15,814	3.78	0.50	to	0.50	4.64	to	4.64
12/31/2015	986	12.49	to	12.49	12,319	2.80	0.50	to	0.50	(0.44)	to	(0.44)
TA Greystone International Growth Initial Class
12/31/2019	3,247	14.86	to	14.86	48,269	1.07	0.50	to	0.50	27.05	to	27.05
12/31/2018	1,333	11.70	to	11.70	15,591	1.29	0.50	to	0.50	(18.12)	to	(18.12)
12/31/2017	2,101	14.29	to	14.29	30,024	2.51	0.50	to	0.50	26.61	to	26.61
12/31/2016	—	11.28	to	11.28	—	—	0.50	to	0.50	(0.42)	to	(0.42)
12/31/2015	851	11.33	to	11.33	9,644	5.83	0.50	to	0.50	(0.42)	to	(0.42)
TA Janus Balanced Initial Class
12/31/2019	2,204	19.78	to	19.78	43,598	1.59	0.50	to	0.50	21.47	to	21.47
12/31/2018	2,172	16.28	to	16.28	35,365	2.54	0.50	to	0.50	(0.28)	to	(0.28)
12/31/2017	—	16.33	to	16.33	—	—	0.50	to	0.50	16.46	to	16.46
12/31/2016	—	14.02	to	14.02	—	—	0.50	to	0.50	3.81	to	3.81
12/31/2015	—	13.51	to	13.51	—	—	0.50	to	0.50	(0.16)	to	(0.16)
TA Janus Mid-Cap Growth Initial Class
12/31/2019	15,181	25.73	to	19.12	313,190	0.09	0.50	to	3.20	36.03	to	32.47
12/31/2018	19,626	18.92	to	14.43	318,383	0.06	0.50	to	3.20	(1.71)	to	(4.30)
12/31/2017	15,615	19.25	to	15.08	250,933	0.11	0.50	to	3.20	28.37	to	25.02
12/31/2016	13,845	14.99	to	12.06	172,109	—	0.50	to	3.20	(2.53)	to	(5.07)
12/31/2015	24,533	15.38	to	12.71	331,705	—	0.50	to	3.20	(5.50)	to	(7.98)
TA JPMorgan Asset Allocation—Conservative Initial Class
12/31/2019	—	15.80	to	15.80	—	—	0.50	to	0.50	13.34	to	13.34
12/31/2018	—	13.94	to	13.94	—	—	0.50	to	0.50	(4.46)	to	(4.46)
12/31/2017	—	14.59	to	14.59	—	—	0.50	to	0.50	12.25	to	12.25
12/31/2016	—	13.00	to	13.00	—	—	0.50	to	0.50	4.10	to	4.10
12/31/2015	—	12.49	to	12.49	—	—	0.50	to	0.50	(2.44)	to	(2.44)
TA JPMorgan Asset Allocation—Growth Initial Class
12/31/2019	8,134	17.86	to	17.86	145,306	1.75	0.50	to	0.50	25.42	to	25.42
12/31/2018	7,766	14.24	to	14.24	110,612	1.88	0.50	to	0.50	(10.84)	to	(10.84)
12/31/2017	7,856	15.97	to	15.97	125,497	1.44	0.50	to	0.50	24.02	to	24.02
12/31/2016	6,427	12.88	to	12.88	82,785	2.20	0.50	to	0.50	5.55	to	5.55
12/31/2015	5,330	12.20	to	12.20	65,051	0.99	0.50	to	0.50	(2.42)	to	(2.42)

33

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA JPMorgan Asset Allocation—Moderate Initial Class
12/31/2019	—	$16.81	to	$16.81	$—	—%	0.50%	to	0.50%	15.84%	to	15.84%
12/31/2018	—	14.51	to	14.51	—	—	0.50	to	0.50	(5.60)	to	(5.60)
12/31/2017	627	15.37	to	15.37	9,635	—	0.50	to	0.50	15.89	to	15.89
12/31/2016	2,698	13.26	to	13.26	35,781	3.05	0.50	to	0.50	5.04	to	5.04
12/31/2015	19,508	12.63	to	12.63	246,319	1.93	0.50	to	0.50	(2.71)	to	(2.71)
TA JPMorgan Asset Allocation—Moderate Growth Initial Class
12/31/2019	1,852	17.35	to	17.35	32,129	2.28	0.50	to	0.50	19.41	to	19.41
12/31/2018	1,479	14.53	to	14.53	21,494	1.74	0.50	to	0.50	(7.53)	to	(7.53)
12/31/2017	1,995	15.71	to	15.71	31,344	1.71	0.50	to	0.50	19.18	to	19.18
12/31/2016	970	13.18	to	13.18	12,791	2.15	0.50	to	0.50	6.02	to	6.02
12/31/2015	499	12.44	to	12.44	6,207	2.88	0.50	to	0.50	(2.72)	to	(2.72)
TA JPMorgan Core Bond Initial Class
12/31/2019	634	15.70	to	15.70	9,956	1.00	0.50	to	0.50	7.99	to	7.99
12/31/2018	652	14.54	to	14.54	9,481	3.09	0.50	to	0.50	(0.42)	to	(0.42)
12/31/2017	—	14.60	to	14.60	—	—	0.50	to	0.50	3.15	to	3.15
12/31/2016	2,204	14.16	to	14.16	31,194	1.83	0.50	to	0.50	1.88	to	1.88
12/31/2015	—	13.89	to	13.89	—	—	0.50	to	0.50	0.11	to	0.11
TA JPMorgan Enhanced Index Initial Class
12/31/2019	603	27.00	to	27.00	16,276	1.21	0.50	to	0.50	30.38	to	30.38
12/31/2018	566	20.71	to	20.71	11,729	1.10	0.50	to	0.50	(6.48)	to	(6.48)
12/31/2017	438	22.14	to	22.14	9,690	1.35	0.50	to	0.50	20.55	to	20.55
12/31/2016	—	18.37	to	18.37	—	—	0.50	to	0.50	10.80	to	10.80
12/31/2015	—	16.58	to	16.58	—	—	0.50	to	0.50	(0.57)	to	(0.57)
TA JPMorgan International Moderate Growth Initial Class
12/31/2019	—	13.02	to	13.02	—	—	0.50	to	0.50	17.19	to	17.19
12/31/2018	—	11.11	to	11.11	—	—	0.50	to	0.50	(12.03)	to	(12.03)
12/31/2017	767	12.63	to	12.63	9,679	1.50	0.50	to	0.50	21.18	to	21.18
12/31/2016	169	10.42	to	10.42	1,759	2.21	0.50	to	0.50	0.72	to	0.72
12/31/2015	133	10.34	to	10.34	1,376	2.04	0.50	to	0.50	(2.13)	to	(2.13)
TA JPMorgan Tactical Allocation Initial Class
12/31/2019	3,986	14.38	to	14.38	57,303	0.00	0.50	to	0.50	11.62	to	11.62
12/31/2018	3,560	12.88	to	12.88	45,856	0.10	0.50	to	0.50	(3.42)	to	(3.42)
12/31/2017	38	13.34	to	13.34	502	0.32	0.50	to	0.50	8.21	to	8.21
12/31/2016	208	12.32	to	12.32	2,564	0.82	0.50	to	0.50	3.94	to	3.94
12/31/2015	3,530	11.86	to	11.86	41,852	0.11	0.50	to	0.50	(0.60)	to	(0.60)
TA Managed Risk—Balanced ETF Initial Class
12/31/2019	—	16.89	to	16.89	—	—	0.50	to	0.50	15.35	to	15.35
12/31/2018	—	14.65	to	14.65	—	—	0.50	to	0.50	(4.81)	to	(4.81)
12/31/2017	—	15.39	to	15.39	—	—	0.50	to	0.50	13.16	to	13.16
12/31/2016	—	13.60	to	13.60	—	—	0.50	to	0.50	3.42	to	3.42
12/31/2015	—	13.15	to	13.15	—	—	0.50	to	0.50	(1.99)	to	(1.99)
TA Managed Risk—Growth ETF Initial Class
12/31/2019	1,589	17.84	to	17.84	28,353	1.86	0.50	to	0.50	19.15	to	19.15
12/31/2018	1,903	14.98	to	14.98	28,497	1.96	0.50	to	0.50	(7.45)	to	(7.45)
12/31/2017	1,384	16.18	to	16.18	22,396	1.88	0.50	to	0.50	18.19	to	18.19
12/31/2016	1,019	13.69	to	13.69	13,948	2.50	0.50	to	0.50	4.45	to	4.45
12/31/2015	3,184	13.11	to	13.11	41,729	1.66	0.50	to	0.50	(3.65)	to	(3.65)
TA Morgan Stanley Capital Growth Initial Class
12/31/2019	2,465	35.38	to	35.38	87,226	—	0.50	to	0.50	23.12	to	23.12
12/31/2018	617	28.73	to	28.73	17,722	—	0.50	to	0.50	6.15	to	6.15
12/31/2017	985	27.07	to	27.07	26,671	—	0.50	to	0.50	42.88	to	42.88
12/31/2016	—	18.95	to	18.95	—	—	0.50	to	0.50	(2.75)	to	(2.75)
12/31/2015	2,129	19.48	to	19.48	41,484	—	0.50	to	0.50	11.23	to	11.23

34

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Multi-Managed Balanced Initial Class
12/31/2019	83,273	$22.93	to	$17.55	$1,461,546	1.65%	0.50%	to	3.20%	21.16%	to	17.99%
12/31/2018	83,974	18.93	to	14.87	1,249,207	1.43	0.50	to	3.20	(4.14)	to	(6.66)
12/31/2017	84,972	19.74	to	15.94	1,354,431	0.85	0.50	to	3.20	13.57	to	10.61
12/31/2016	86,627	17.38	to	14.41	1,248,461	0.92	0.50	to	3.20	7.34	to	4.54
12/31/2015	111,521	16.20	to	13.78	1,537,404	1.37	0.50	to	3.20	(0.28)	to	(2.89)
TA PIMCO Tactical—Balanced Initial Class
12/31/2019	—	16.12	to	16.12	—	—	0.50	to	0.50	19.31	to	19.31
12/31/2018	—	13.51	to	13.51	—	—	0.50	to	0.50	(7.21)	to	(7.21)
12/31/2017	—	14.56	to	14.56	—	—	0.50	to	0.50	11.86	to	11.86
12/31/2016	—	13.02	to	13.02	—	—	0.50	to	0.50	5.12	to	5.12
12/31/2015	—	12.38	to	12.38	—	—	0.50	to	0.50	(2.76)	to	(2.76)
TA PIMCO Tactical—Conservative Initial Class
12/31/2019	—	15.21	to	15.21	—	—	0.50	to	0.50	17.27	to	17.27
12/31/2018	—	12.97	to	12.97	—	—	0.50	to	0.50	(5.39)	to	(5.39)
12/31/2017	—	13.71	to	13.71	—	—	0.50	to	0.50	10.15	to	10.15
12/31/2016	—	12.45	to	12.45	—	—	0.50	to	0.50	4.70	to	4.70
12/31/2015	—	11.89	to	11.89	—	—	0.50	to	0.50	(2.26)	to	(2.26)
TA PIMCO Tactical—Growth Initial Class
12/31/2019	—	16.06	to	16.06	—	—	0.50	to	0.50	21.37	to	21.37
12/31/2018	—	13.23	to	13.23	—	—	0.50	to	0.50	(7.95)	to	(7.95)
12/31/2017	—	14.37	to	14.37	—	—	0.50	to	0.50	14.56	to	14.56
12/31/2016	—	12.55	to	12.55	—	—	0.50	to	0.50	4.56	to	4.56
12/31/2015	—	12.00	to	12.00	—	—	0.50	to	0.50	(3.65)	to	(3.65)
TA PIMCO Total Return Initial Class
12/31/2019	5,529	15.19	to	15.19	83,968	1.70	0.50	to	0.50	7.87	to	7.87
12/31/2018	10,147	14.08	to	14.08	142,847	2.43	0.50	to	0.50	(1.15)	to	(1.15)
12/31/2017	2,854	14.24	to	14.24	40,651	—	0.50	to	0.50	4.36	to	4.36
12/31/2016	560	13.65	to	13.65	7,646	1.12	0.50	to	0.50	2.20	to	2.20
12/31/2015	572	13.35	to	13.35	7,632	2.52	0.50	to	0.50	0.19	to	0.19
TA QS Investors Active Asset Allocation—Conservative Initial Class
12/31/2019	—	13.87	to	13.87	—	—	0.50	to	0.50	10.91	to	10.91
12/31/2018	—	12.50	to	12.50	—	—	0.50	to	0.50	(3.09)	to	(3.09)
12/31/2017	—	12.90	to	12.90	—	2.27	0.50	to	0.50	11.36	to	11.36
12/31/2016	154	11.59	to	11.59	1,779	1.56	0.50	to	0.50	2.36	to	2.36
12/31/2015	124	11.32	to	11.32	1,403	0.00	0.50	to	0.50	(2.62)	to	(2.62)
TA QS Investors Active Asset Allocation—Moderate Initial Class
12/31/2019	1,369	14.22	to	14.22	19,466	2.08	0.50	to	0.50	10.88	to	10.88
12/31/2018	1,411	12.83	to	12.83	18,104	1.91	0.50	to	0.50	(4.46)	to	(4.46)
12/31/2017	—	13.43	to	13.43	—	—	0.50	to	0.50	15.13	to	15.13
12/31/2016	—	11.66	to	11.66	—	—	0.50	to	0.50	1.92	to	1.92
12/31/2015	—	11.44	to	11.44	—	—	0.50	to	0.50	(4.53)	to	(4.53)
TA QS Investors Active Asset Allocation—Moderate Growth Initial Class
12/31/2019	6,021	14.56	to	14.56	87,672	1.85	0.50	to	0.50	11.04	to	11.04
12/31/2018	6,161	13.11	to	13.11	80,785	1.56	0.50	to	0.50	(6.14)	to	(6.14)
12/31/2017	6,299	13.97	to	13.97	88,005	1.68	0.50	to	0.50	19.95	to	19.95
12/31/2016	2,384	11.65	to	11.65	27,761	1.02	0.50	to	0.50	1.81	to	1.81
12/31/2015	4,170	11.44	to	11.44	47,705	1.28	0.50	to	0.50	(6.85)	to	(6.85)
TA Small/Mid Cap Value Initial Class
12/31/2019	13,041	25.70	to	22.26	301,434	0.94	0.50	to	3.20	24.66	to	21.40
12/31/2018	15,484	20.62	to	18.33	296,760	0.89	0.50	to	3.20	(11.90)	to	(14.22)
12/31/2017	13,964	23.40	to	21.37	306,678	1.15	0.50	to	3.20	14.98	to	11.98
12/31/2016	13,990	20.35	to	19.09	271,967	0.75	0.50	to	3.20	20.52	to	17.38
12/31/2015	19,134	16.89	to	16.26	315,072	1.02	0.50	to	3.20	(3.00)	to	(5.54)

35

Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA T. Rowe Price Small Cap Initial Class
12/31/2019	2,687	$36.21	to	$36.21	$97,320	—%	0.50%	to	0.50%	32.11%	to	32.11%
12/31/2018	6,905	27.41	to	27.41	189,270	—	0.50	to	0.50	(7.55)	to	(7.55)
12/31/2017	7,294	29.65	to	29.65	216,251	—	0.50	to	0.50	21.78	to	21.78
12/31/2016	7,825	24.35	to	24.35	190,511	—	0.50	to	0.50	10.67	to	10.67
12/31/2015	3,869	22.00	to	22.00	85,111	—	0.50	to	0.50	1.92	to	1.92
TA WMC US Growth Initial Class
12/31/2019	6,309	26.34	to	20.35	160,172	0.17	0.50	to	3.20	39.35	to	35.70
12/31/2018	3,414	18.90	to	15.00	60,522	0.57	0.50	to	3.20	(0.29)	to	(2.91)
12/31/2017	2,955	18.96	to	15.45	52,194	0.41	0.50	to	3.20	28.56	to	25.20
12/31/2016	2,581	14.75	to	12.34	35,049	0.34	0.50	to	3.20	2.30	to	(0.37)
12/31/2015	4,846	14.41	to	12.38	65,020	0.49	0.50	to	3.20	6.32	to	3.53

(1)	See Footnote 1
*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

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Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

6. Administrative and Mortality and Expense Risk Charges

Under some forms of the policies, a sales charge and premium taxes are deducted by TPLIC prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply. Under all forms of the Policy, monthly charges against policy cash values are made to compensate TPLIC for costs of insurance provided. A daily charge equal to an annual rate from 0.50% and 3.20% of average daily net assets is assessed to compensate TPLIC for assumption of mortality and expense risks in connection with the issuance and administration of the Policies. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

7. Income Tax

Operations of the Separate Account form a part of TPLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TPLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TPLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TPLIC, as long as earnings are credited under the variable life contracts.

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Transamerica Premier Life Insurance Company

WRL Series Life Account G

Notes to Financial Statements

December 31, 2019

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition in the financial statements.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves. Since January 2020, the Coronavirus disease (COVID-19) pandemic and economic uncertainties have arisen which have impacted the Separate Account’s net assets. The extent to which the COVID-19 pandemic will continue to impact the net assets will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

9. Related Parties

Transamerica Capital, Inc. (TCI), a wholesaling broker-dealer, is an affiliated entity of TPLIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TPLIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (TAM). Transamerica Fund Services, Inc. (TFS) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (AAM) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TPLIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective October 1, 2020, TPLIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

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May 1, 2017

STATEMENT OF ADDITIONAL INFORMATION

TRANSAMERICA® FREEDOM ASSET ADVISOR

issued through

WRL Series Life Account G

By

Transamerica Premier Life Insurance Company

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

Administrative Office:

570 Carillon Parkway

St. Petersburg, Florida 33716-1294

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction Type	Direct or Send to

Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)

Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)

Electronic Transaction	www.premeir.transamerica.com

All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Rd N.E. Cedar Rapids, IA 52499-0001

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the Transamerica® Freedom Asset Advisor, a flexible premium variable life insurance policy offered by Transamerica Premier Life Insurance Company (“TPLIC” or “Transamerica Premier”). You may obtain a copy of the prospectus dated May 1, 2017, by calling our administrative office at 1-800-851-9777 (Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time), or by writing to us at our mailing address at Transamerica Premier, 4333 Edgewood Rd. N. E., Cedar Rapids, IA 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Policy and the Transamerica Series Trust – Initial Class, the Fidelity Variable Insurance Products – Service Class 2 Shares, the ProFunds, the Access One Trust, the AllianceBernstein Variable Products Series Fund, and the Franklin Templeton Variable Insurance Products Trust.

i

In order to supplement the description in the prospectus, the following provides additional information about Transamerica Premier and the Policy, which may be of interest to a prospective purchaser.

The Policy – General Provisions

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate. The owner may exercise certain rights described below.

Changing the Owner	• Change the owner by providing written notice, in good order, at our mailing address at any time while the insured is alive and the Policy is in force.
• Change is effective as of the date that the written notice is accepted by us, in good order, at our mailing address.
• Changing the owner does not automatically change the beneficiary.
• Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
• We are not liable for payments we made before we received the written notice at our mailing address.

Choosing the Beneficiary	• The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.
• If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
• If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
• If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner’s estate upon the insured’s death.

Changing the Beneficiary	• The owner changes the beneficiary by providing written notice to us, in good order, at our mailing address.
• Change is effective as of the date the owner signs the written notice.
• We are not liable for any payments we made before we received the written notice at our mailing address.

Assigning the Policy	• The owner may assign Policy rights while the insured is alive.
• The owner retains any ownership rights that are not assigned.
• Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
• Claims under any assignment are subject to proof of interest and the extent of the assignment.
• We are not:
• bound by any assignment unless we receive a written notice of the assignment at our mailing address;
• responsible for the validity of any assignment;
• liable for any payment we made before we received written notice of the assignment at our mailing address; or
• bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).
• Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

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Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy’s validity or may resist a claim under the Policy for two years from the Policy date. For any portion of the specified amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

A new two year contestability period shall apply to each increase in specified amount that requires evidence of insurability, beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy, or requested increase that requires evidence of insurability, has been in force during the insured’s lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum. For any portion of the specified amount that is issued as a result of a conversion, the suicide period is measured from the later of the Policy date of the Policy that was converted or the latest effective date of reinstatement of the converted policy.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in specified amount that requires evidence of insurability, our liability with respect to such increase will be limited to its cost of insurance charges.

Misstatement of Age or Gender

If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured’s correct age and gender.

Modifying the Policy

Only our President or Secretary may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Policy.

If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

2

Mixed and Shared Funding

The underlying fund portfolios may serve as investment vehicles for variable life insurance policies, variable annuity contracts and retirement plans (“mixed funding”) and shares of the underlying fund portfolios also may be sold to separate accounts of other insurance companies (“shared funding”). While the Company currently does not foresee any disadvantages to owners and participants arising from either mixed or shared funding, it is possible that the interests of owners of various contracts and/or participants in various plans for which the underlying fund portfolios serve as investments might at some time be in conflict. The Company and each underlying fund portfolio’s Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action, if any, to take. Such action could include the sale of underlying fund portfolio shares by one or more of the separate accounts, which could have adverse consequences. Such action could also include a decision that separate funds should be established for variable life and variable annuity separate accounts. In such an event, the Company would bear the attendant expenses, but owners and plan participants would no longer have the economies of scale resulting from a larger combined fund. Please read the prospectuses for the underlying fund portfolios, which discuss the underlying fund portfolios’ risks regarding mixed and shared funding, as applicable.

Addition, Deletion, or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of a portfolio (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

3

Additional Information

Additional Information about Transamerica Premier and the Separate Account

Transamerica Premier Life Insurance Company (“Transamerica Premier”) was originally founded in 1858 in the state of Maryland as “Maryland Mutual Life and Fire Insurance Company of Baltimore” and was the state’s first insurance company; it then changed its name to Monumental Life Insurance Company in 1935. Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company on July 31, 2014. Transamerica Premier is incorporated under Iowa law and is principally engaged in offering life insurance policies and annuity contracts. Transamerica Premier is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Transamerica Premier submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Transamerica Premier established the separate account as a separate investment account under Ohio law in 1985 and the separate account was re-domesticated to Iowa in 2014. Transamerica Premier owns the assets in the separate account and is obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Transamerica Premier, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

Legal Matters

Arthur D. Woods, Esquire, of Transamerica Premier, has provided legal advice on certain matters in connection with the issuance and operation of the Policy.

Variations in Policy Provisions

Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include differences in charges or Policy features may be unavailable or known by a different name. Please refer to your Policy; any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

The illustrations are not a representation or guarantee of investment returns or cash value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Distribution of the Policies

We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Transamerica Capital, Inc. (“TCI”), serves as principal underwriter for the Policies. TCI’s home office is located at 1801 California Street, Suite 5200, Denver, Colorado 80202. TCI is an affiliate of Transamerica Premier and, like Transamerica Premier, is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (“FINRA”). TCI is not a member of the Securities Investor Protection Corporation.

The Policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. Sales representatives are appointed as our insurance agents.

4

During fiscal years 2016, 2015 and 2014, the amounts paid to TCI in connection with all Policies sold through the separate account were $9,270,817.70, $11,011,021.02, and $12,269,613.55, respectively. TCI passes through to selling firms commissions it receives to selling firms for their sales, and does not retain any portion of any commissions. Our parent company provides paid-in capital to TCI and pays for TCI’s operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI or Transamerica Financial Advisors, Inc. (“TFA”), may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other expenses of the firms. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. Differences in compensation paid to a selling firm or its sales representatives for selling one product over another may create conflicts of interests for such firms or its sales representatives.

Reports to Owners

At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

• the current cash value	• any activity since the last report
• the current net surrender value	• projected values
• the current death benefit	• investment experience of each subaccount
• outstanding loans	• any other information required by law

You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in specified amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

We will maintain all records relating to the separate account and the fixed account.

5

Independent Registered Public Accounting Firms

The financial statements of the WRL Series Life Account G as of December 31, 2016 and for the years ended December 31, 2016 and 2015, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 included in this Statement of Additional Information, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP,

One North Wacker Drive

Chicago, IL 60606

Experts

Actuarial matters included in this SAI have been examined by Nik Godon, Vice President and Actuary of Transamerica Premier, as stated in the opinion filed as an exhibit to the registration statement.

Underwriters

Underwriting Standards

The Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

Your cost of insurance charge is based on a number of factors, including, but not limited to, the insured’s gender, issue age on the Policy date, issue age at the time of any increase in specified amount, specified amount band, length of time from the Policy date or from the date of any increase in specified amount, and underwriting class. We currently place insureds into the following underwriting classes:

• preferred elite;

• preferred plus;

• preferred;

• non-tobacco;

• preferred tobacco; and

• tobacco.

The preferred rate classes are not available for Policies issued with a specified amount at a level for which our underwriting requirements do not require a blood test. We also place insureds in various sub-standard underwriting classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco.

6

Transamerica Premier’s Published Ratings

We may publish the ratings and other information that an independent ratings organization assigns to us, in advertisements, sales literature or reports. These organizations include: A.M. Best Company, Moody’s Investors Service, Inc., S&P Global, and Fitch Ratings. These ratings are opinions regarding an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance. Ratings are subject to change.

Financial Statements

Transamerica Premier’s statutory-basis financial statements and schedules, which include the Reports of Independent Registered Public Accounting Firms, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the Separate Account’s financial statements, and you should consider these statutory-basis financial statements and schedules only as bearing upon Transamerica Premier’s ability to meet its obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Transamerica Premier’s statutory-basis financial statements and schedules as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

The separate account’s financial statements for the period ended December 31, 2016, which include the Reports of Independent Registered Public Accounting Firms, also appear on the following pages.

7

PART C – OTHER INFORMATION

Item 26.		Exhibits

(a)		Board of Directors Resolution

	(i)	Resolution of the Board of Directors of Western Reserve establishing the separate account (5)

	(ii)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Premier Life Insurance Company. (29)

	(iii)	Resolution of the Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. (29)

(b)		Custodial Agreements – Not Applicable

(c)		Underwriting Contracts

	(i)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Transamerica Life Insurance Company, on its own and on behalf of the Separate Account. (27)

(d)		Contracts

	(i)	Specimen Flexible Premium Variable Life Insurance Policy – Form VL21 (7)

	(ii)	Living Benefit Rider (an Accelerated Death Benefit (2)

(e)		Applications

Application for Flexible Premium Variable Life Insurance Policy (6)

(f)		Depositor’s Certificate of Incorporation and By-Laws

	(i)	Articles of Incorporation of Transamerica Life Insurance Company. (28)

	(ii)	Bylaws of Transamerica Life Insurance Company. (28)

(g)		Reinsurance Contracts– Not Applicable

(h)		Participation Agreements

	(i)	Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (12)

	(ii)	Amendment No. 1 dated May 1, 2013 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (12)

	(iii)	Revision to Schedule A dated September 3, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (12)

	(iv)	Revision to Schedule A dated September 18, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (12)

	(v)	Revision to Schedule A dated October 31, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (12)

	(vi)	Revision to Schedule A dated May 1, 2014 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (21)

1

(vii)	Revision to Schedule A dated July 1, 2014 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (20)

(viii)	Amendment No. 2 dated November 10, 2014 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, and Transamerica Premier Life Insurance Company dated May 1, 2013 (20)

(ix)	Amended Schedule A to Participation Agreement dated 5-1-2015 (22)

(x)	Amended Schedule A to Participation Agreement dated 12-18-2015 (TST) (21)

(xi)	Amended Schedule A to Participation Agreement dated 3-21-2016 (TST) (21)

(xii)	Amended Schedule A to Participation Agreement dated 5-01-2016 (TST) (21)

(xiii)	Amended Schedule A to Participation Agreement dated 12-16-2016 (TST) (23)

(xiv)	Amended Schedule A to Participation Agreement dated 5-1-2017 (TST) (23)

(xv)	Amended Schedule A to Participation Agreement dated 9-29-2017 (TST) (24)

(xvi)	Amended Schedule A to Participation Agreement dated 2-1-2018 (TST) (24)

(xvii)	Amended Schedule A to Participation Agreement dated 5-1-2018 (TST) (24)

(xviii)	Amended Schedule A to Participation Agreement dated 11-1-2018 (TST) (25)

(xix)	Participation Agreement Among Variable Insurance Products’ Funds, Fidelity Distributors Corporation and Peoples Benefit Life Insurance Company dated 12-1-2000 (20)

(xx)	Amendment No. 1 to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Peoples Benefit Life Insurance Company dated 3-8-2004 (20)

(xxi)	Amendment No. 2 to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Peoples Benefit Life Insurance Company dated 5-1-2005 (20)

(xxii)	Amendment No. 3 to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Peoples Benefit Life Insurance Company dated 6-27-2007 (20)

(xxiii)	Amendment No. 4 to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Peoples Benefit Life Insurance Company dated 10-1-2007 (20)

(xxiv)	Amendment No. 5 (Privacy) to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Monumental Life Insurance Company (formerly, Peoples Benefit Life Insurance Company) dated 3-1-2012 (20)

(xxv)	Amendment No. 6 to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Monumental Life Insurance Company (formerly, Peoples Benefit Life Insurance Company) dated 5-1-2013 (20)

(xxvi)	Amendment No. 7 to Participation Agreement Among Variable Products’ Funds, Fidelity Distributors Corporation and Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) dated 10-1-2014 (20)

(xxvii)	Summary Prospectus Agreement between WRL and Fidelity Distributors Corporation dated May 1, 2011 (10)

(xxviii)	Participation Agreement Among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated June 6, 2006 (4)

(xxix)	Amendment No. 1 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated June 1, 2007 (13)

(xxx)	Amendment No. 2 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated August 30, 2007 (13)

(xxxi)	Amendment No. 3 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated February 28, 2008 (3)

(xxxii)	Amendment No. 5 to ProFunds Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFunds Advisors LLC dated May 1, 2012 (10)

(xxxiii)	Amendment No. 6 to Participation Agreement among Western Reserve Life Assurance Co. of Ohio and ProFunds, Access One Trust and ProFund Advisors LLC dated May 1, 2013 (12)

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	(xxxiv)	Amendment No. 7 to Participation Agreement among Transamerica Premier Life Insurance Company and ProFunds, Access One Trust and ProFund Advisors LLC dated June 2, 2016 (23)

	(xxxv)	Confidentiality Amendment to ProFunds Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFunds Advisors LLC dated February 22, 2012 (10)

	(xxxvi)	Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and Transamerica Premier Life Insurance Company (formerly, Monumental Life) dated August 2, 2000 (17)

	(xxxvii)	Amendment to Participation Agreement Among AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated May 9, 2008 (17)

	(xxxviii)	Amendment No. 2 to Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated March 1, 2012 (15)

	(xxxix)	Amendment No. 3 to Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC (formerly, Monumental Life) dated May 1, 2013 (18)

	(xl)	Amendment No. 4 to Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated October 1, 2014 (14)

	(xli)	Amendment No.5 to Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated April 18, 2019 (26)

	(xlii)	Amended Schedule A to Participation Agreement Amendment No. 3 to Participation Agreement for AllianceBernstein Investments Inc. dated 5-1-2015 (21)

	(xliii)	Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated November 10, 2008 (8)

	(xliv)	Amendment No. 1 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated May 1, 2009 (8)

	(xlv)	Amendment No. 2 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated October 1, 2010 (11)

	(xlvi)	Amendment No. 3 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated October 31, 2011 (10)

	(xlvii)	Amendment to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated January 15, 2013 (12)

	(xlviii)	Addendum to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve and Transamerica Capital, Inc. dated May 1, 2011 (9)

	(xlvix)	Amendment No.6 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated May 1, 2014 (20)

	(l)	Amendment No.7 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) and Transamerica Capital, Inc. dated September 30, 2014 (20)

	(li)	Amendment No.8 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) and Transamerica Capital, Inc. dated October 24, 2014 (20)

(i)		Administrative Contracts – Not Applicable

(j)		Other Material Contracts – Not Applicable

(k)		Legal Opinion

	(i)	Opinion and Consent of Counsel. (29)

3

(l)		Actuarial Opinion – Not Applicable

(m)		Sample Hypothetical Illustration – Not Applicable

(n)		Other Opinions:

	(i)	Written Consent of PricewaterhouseCoopers LLP, Independent Public Accounting Firm (29)

(o)		Omitted Financial Statements – Not Applicable

(p)		Initial Capital Agreements – Not Applicable

(q)		Redeemability Exemption

	(i)	Memorandum describing Transamerica Life Insurance Company’s Issuance, Transfer and Redemption Procedures. (29)

(r)		Powers of Attorney (29)

Blake S. Bostwick

Fred Gingerich

Mark W. Mullin

David Schulz

C. Michiel van Katwijk

(1)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated January 31, 2003 (File No. 333-100993) and is no longer applicable.
(2)	This exhibit was previously filed on the Initial Registration Statement to Form S-6 Registration Statement dated April 5, 2001 (File No. 333-58322) and is incorporated herein by reference.
(3)	This exhibit was previously filed on Post-Effective Amendment No. 6 to Form N-6 Registration Statement dated April 14, 2008 (File No. 333-110315) and is incorporated herein by reference.
(4)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated June 14, 2006 (File No. 333-135005) and is incorporated herein by reference.
(5)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated July 17, 2006 (File No. 333-135803) and is incorporated herein by reference.
(6)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated May 19, 2008 (File No. 333-149386) and is no longer applicable.
(7)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated February 26, 2008 (File No. 333-149386) and is incorporated herein by reference.
(8)	This exhibit was previously filed on Post – Effective amendment No. 6 to Form N-6 Registration Statement dated April 27, 2009 (File No. 333-135005) and is incorporated herein by reference.
(9)	This exhibit was previously filed on Post-Effective Amendment No. 13 to Form N-6 Registration Statement dated April 18, 2011 (file No. 333-135005) and is incorporated herein by reference.
(10)	This exhibit previously filed on Post-Effective amendment No. 16 to Form N-6 Registration Statement dated April 18, 2012 (File No. 333-107705) and is incorporated herein by reference.
(11)	This exhibit previously filed on Post-Effective amendment No. 15 to Form N-6 Registration Statement dated April 22, 2013 (File No. 333-110315) and is incorporated herein by reference.
(12)	This exhibit previously filed on Post-Effective amendment No. 16 to Form N-6 Registration Statement dated April 29, 2014 (File No. 333-110315) and is incorporated herein by reference.
(13)	This exhibit was previously filed on Pre-Effective amendment No. 1 to Form N-6 Registration Statement dated October 16, 2007 (File No. 333-144117) and is incorporated herein by reference.
(14)	This exhibit was previously filed on the Initial Registration Statement dated October 1, 2014 (File No. 333-199047) and is incorporated herein by reference.
(15)	This exhibit was previously filed on Post-Effective amendment No. 9 to Form N-4 Registration Statement dated April 25, 2013 (File No. 333-146323) and is incorporated herein by reference.
(16)	Incorporated herein by reference to initial filing to Form N-4 Registration Statement (File 333-138040) filed on October 17, 2006 and is no longer applicable.

4

(17)	This exhibit was previously filed on Post-Effective amendment No. 5 to Form N-4 Registration Statement dated April 29, 2009 (File No. 333-14623) and is incorporated herein by reference.
(18)	This exhibit was previously filed on Post-Effective amendment No. 10 to Form N-4 Registration Statement dated April 30, 2014 (File No. 333-14623) and is incorporated herein by reference.
(19)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated October 1, 2014 (File No. 333-199064) and is no longer applicable.
(20)	This exhibit was previously filed on Post-Effective Amendment No. 1 to Form N-6 Registration Statement dated April 28, 2015 (File No. 333-199047) and is incorporated herein by reference.
(21)	This exhibit was previously filed on Post-Effective Amendment No. 2 to Form N-6 Registration Statement dated April 27, 2016 (File No. 333-199047) and is incorporated herein by reference.
(22)	This exhibit was previously filed on Post-Effective Amendment No. 2 to Form N-6 Registration Statement dated April 27, 2016 (File No. 333-199064) and is incorporated herein by reference.
(23)	This exhibit was previously filed on Post-Effective Amendment No. 3 to Form N-6 Registration Statement dated April 26, 2017 (File No. 333-199047) and is incorporated herein by reference.
(24)	This exhibit was previously filed on Post-Effective Amendment No.4 to Form N-6 Registration Statement dated April 27, 2018 (File No. 333-199047) and is incorporated herein by reference.
(25)	This exhibit was previously filed on Post-Effective Amendment No.5 to Form N-6 Registration Statement dated April 26, 2019 (File No. 333-199047) and is incorporated herein by reference.
(26)	This exhibit was previously filed on Post-Effective Amendment No.6 to Form N-6 Registration Statement dated April 24, 2020 (File No. 333-199047) and is incorporated herein by reference.
(27)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-185573) filed on April 10, 2013 and is incorporated herein by reference.
(28)	This exhibit was previously filed on Initial Filing of Form N-4 Registration Statement (File No. 333-169445) filed on September 17, 2010, and is incorporated herein by reference.
(29)	Filed herewith.

Item 27.	Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor
Blake S. Bostwick	(1)	Director and President
Fred Gingerich	(3)	Controller and Vice President
Mark W. Mullin	(2)	Director and Chairman of the Board
David Schulz	(3)	Director, Chief Tax Officer and Senior Vice President
C. Michiel van Katwijk	(2)	Director, Chief Financial Officer, Executive Vice President, and Treasurer
Karyn Polak	(2)	Director, Secretary, General Counsel and Senior Vice President

(1)	1801 California Street, Suite 5200, Denver, CO 80202-2642
(2)	100 Light St., Baltimore, MD 21202
(3)	4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001

5

Item 28. Persons Controlled by or under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Managing Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans
AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/Investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexibility to accommodate other similarly situated clients.
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor
Aegon Community Investments 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)

Investments
Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 55, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 56, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 61, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 62, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company
AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.
AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing
AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates
Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies
AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance
Aegon LIHTC Fund 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)

Investments
Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments
Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member - Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank (7.58%); Bank of the West (7.46%)

Investments
Aegon LIHTC Fund 54, LLC	Delaware	Non-Member Manager Aegon Community Investments 54, LLC (0%); Members: non-affiliate of Aegon, FNBC Leasing Corporation (100%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware

Members: Managing Member - Aegon Community Investments 55, LLC (.01%); Transamerica Premier Life Insurance Company (2.82%); non-affiliates of AEGON, Bank of Hope (14.26%); CMFG Life Insurance Company (9.72%); Citibank, N.A. (21.69%); ZB National Association (1.81%); Ally Bank (8.21%); U.S. Bancorp Community Development Corporation (22.10%); Lake City Bank (1.47%); The Guardian Life Insurance Company of America (10.45%); Minnesota Life Insurance Company (7.46%)

Investments
Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member - Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as Investor Member (99.99%)	Investments
Aegon LIHTC Fund 58, LLC	Delaware

Members: Managing Member - Aegon Community Investments 58, LLC (0.01%); Transamerica Premier Life Insurance Company (12%); non-affiliates of AEGON, Allstate Insurance Company (12%); Allstate Life Insurance Company (12%); Ally Bank (17%); CMFG Life Insurance Company (8.05%); Santander Bank, N.A. (22.25%); U.S. Bancorp Community Development Corporation (19.47%); Zions Bancorporation, N.A. (6.35%)

Investments
Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments
Aegon LIHTC Fund 61, LLC	Delaware	Non-Member Manager Aegon Community Investments 61, LLC (0%); Members: non-affiliate of Aegon, HSBC Bank, N.A. (100%)	Investments
Aegon LIHTC Fund 62, LLC	Delaware	Sole Member: Aegon Community Investments 62, LLC	Investments
AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (62.9705%) ; Transamerica Premier Life Insurance Company (37.0295%)	Investment vehicle for securities lending cash collateral
AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company
Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first Investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon Multi-Family Equity Fund, LLC	Delaware

Members: Transamerica Life Insurance Company (15.83333%); Transamerica Financial Life Insurance Company (5%); Transamerica Premier Life Insurance Company (4.16667%); non-affiliates of AEGON: Landmark Real Estate Partners VIII, L.P. (72.1591%)

Investments
Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments
Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
Aegon Private Opportunities Partners I, LLC	Delaware	Sole member: Transamerica Life Insurance Company	Investments (private equity)
Aegon Upstream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments
AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company
AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments
Aegon Workforce Housing Boynton Place REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company
Aegon Workforce Housing Fund 2, LP	Delaware

General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)

Investments
Aegon Workforce Housing Fund 3 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 3, LP	Holding company
Aegon Workforce Housing Fund 3, LP	Delaware

General Partner is AWHF3 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (60%), Transamerica Financial Life Insurance Company (10%) and Transamerica Premier Life Insurance Company (30%)

Investments
Aegon Workforce Housing Park at Via Rosa REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Separate Account 1, LLC	Delaware	Undecided as of 11/1/19	Multifamily private equity structure with third-party Investor

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate
AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% Member; Cupples State LIHTC Investors, LLC - 1% Member; TAH Pentagon Funds, LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing
AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Investment Management, LLC (98.36%); non-affiliate of AEGON (1.64%)	Investment vehicle
AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company
AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate
AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHF3 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHSA Manager 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Multifamily private equity structure with third-party Investor
Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-Barfield, LLC (50%)	Investments
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder
Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments
Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company
Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance
CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance
Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments
Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services
FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production
FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate
FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services
First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments
Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments
Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments
Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments
Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) Investor Member	Investments
Garnet LIHTC Fund III, LLC	Delaware	Members: Transamerica Life Insurance Company (.01%); non-affiliate of AEGON, Aegon Community Investments III, (99.99%)	Investments
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XII, LLC	Delaware	Members: Managing Member, Garnet Community Investments XII (.01%), Garnet LIHTC Fund XII-B (13.30%), Garnet LIHTC Fund XII-C (13.30%); non-affiliate of Aegon, Bank of America, N.A. (73.39%)	Investments
Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII, LLC	Delaware	Members: Managing Member, Garnet Community Investments .01%; Garnet LIHTC Fund XIII-A (68.10%); Garnet LIHTC Fund XIII-B (31.89%)	Investments
Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments
Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments
Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments
Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments
Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIV, LLC	Delaware

Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)

Investments
Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments
Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVII, LLC	Delaware

Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)

Investments
Garnet LIHTC Fund XXVIII, LLC	Delaware

Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)

Investments
Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments
Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments
Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments
Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments
Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments
Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as Managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as Investor Member	Investments
Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non-Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments
Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC a Managing Member (1%); non-AEGON affiliate, FNBC Leasing Corporation as Investor Member (99%)	Investments
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC (.01%); non-AEGON affiliate, Partner Reinsurance Company of the U.S. (99.99%)	Investments
Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% Managing Member); non-AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%), Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) Managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) Investor Member; Metropolitan Bank (16.66%) Investor Member.	Investments
Garnet LIHTC Fund XLIV—A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) Managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) Investor Member	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XLVII, LLC	Delaware

Members: Garnet Community Investments XLVII, LLC (1%) Managing Member; Transamerica Premier Life Insurance Company (14%) Investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) Investor Member; New York Life Insurance Company (20.5%) Investor Member and New York Life Insurance and Annuity Corporation (15.5%) Investor Member

Investments
Garnet LIHTC Fund XLVIII, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)

Investments
Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Imani Fe, LP	California

Partners: Garnet LIHTC Fund XIV, LL (99.99% Investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% Managing general partner)

Affordable housing
InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment
Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company
LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments
Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities
LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
LIHTC Fund 56, LLC	Delaware	Members: Managing Member - Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments
LIHTC Fund 59, LLC	Delaware	Members: Non-Member Manager Aegon Community Investments 59, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (99.99%); Dominium Taxable Fund II, LLC (0.01%)	Investments
LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments
LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments
LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company
Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments
MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Money Services, Inc.	Delaware	100% AUSA Holding, LLC

Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer-related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.
Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator
Natural Resources Alternatives Portfolio I, LLC	Delaware

Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC

Investment vehicle - to invest in Natural Resources
Natural Resources Alternatives Portfolio II, LLC	Delaware	Members: Transamerica Premier Life Insurance Company (60%); Transamerica Life Insurance Company (35%); Transamerica Financial Life Insurance Company (5%)	Investment vehicle
Natural Resources Alternatives Portfolio 3, LLC	Delaware	Members: Transamerica Life Insurance Company (55%); Transamerica Premier Life Insurance Company (35%); Transamerica Financial Life Insurance Company (10%)	Investment vehicle

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Nomagon Title Grandparent, LLC	Delaware	Sole member is AEGON USA Asset Management Holding, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Holding 1, LLC	Delaware	Sole member is Nomagon Title Parent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Parent, LLC	Delaware	Sole member is Nomagon Title Grandparent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-MITBK, LLC (50%)	Investmetns
Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Transamerica Life Insurance Company	Marketing non-insurance products
Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments
Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.
PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities
RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4%); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company
SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant
St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
TA Private Equity Assets, LLC	Delaware	Sole Member - Transamerica Premier Life Insurance Company	Investments (private equity)
TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.
TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity
TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments
TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments
The AEGON Trust Advisory Board: Onno van Klinken, Mark W. Mullin, Jay Orlandi and Eilard Friese	Delaware	100% AEGON International B.V.	Voting Trust

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.
TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company
Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary
Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor
Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation
Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company
Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance
Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company
Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing
Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer
Transamerica Financial Life Insurance Company	New York	100% Transamerica Corporation	Insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund
Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance
Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor
Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer
Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Life Insurance Company	Iowa	100% - Commonwealth General Corporation	Insurance
Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance
Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company
Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Redwood Park, LLC	Delaware	Sole Member - Transamerica Corporation	Hold property interests in Redwood Park in California
Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.
Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor
Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.
Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.
Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services
Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments
Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments
United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency
Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator
US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing
WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing
World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments
Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive
Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (35.86%); Transamerica Premier Life Insurance Company (33.29%); Transamerica Financial Life Insurance Company (16.58%); Transamerica Pacific Insurance Company, Ltd. (14.27%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 29.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A, Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II, Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer
Joe Boan	(1)	Director, Chairman of the Board, Chief Executive Officer and Vice President
Doug Hellerman	(3)	Chief Compliance Officer and Vice President
Gregory E. Miller-Breetz	(1)	Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

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(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	0	0	0	0

(1)	Fiscal Year 2019

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Transamerica Life Insurance Company (for former Transamerica Premier Life Insurance Company life accounts) at 570 Carillon Parkway, St. Petersburg, Florida 33716, 12855 Starkey Road, Largo, Florida 33773 or 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-001.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

Transamerica Life Insurance Company (“Transamerica”) hereby represents that the fees and charges deducted under the TA Freedom Asset Advisor, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, WRL Series Life Account G, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and in the State of Colorado, on this 1st day of October, 2020.

WRL SERIES LIFE ACCOUNT G (Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY (Depositor)

By: Blake S. Bostwick
Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

*	Director Chairman of the Board and President	October 1, 2020
Blake S. Bostwick

*	Controller and Vice President	October 1, 2020
Fred Gingerich

*	Director and Chairman of the Board	October 1, 2020
Mark W. Mullin

*	Director, Chief Tax Officer and Senior Vice President	October 1, 2020
David Schulz

*	Director, Executive Vice President, Chief Financial	October 1, 2020
C. Michiel van Katwijk	Officer and Treasurer

/s/Brian Stallworth	Assistant Secretary	October 1, 2020
Brian Stallworth

*By: Brian Stallworth - Attorney-in-Fact pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

26. (a) (ii)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Premier Life Insurance Company
26. (a) (iii)	Resolution of the Board of Directors of Transamerica Premier Life Insurance Company Board approving Plan of Merger with Transamerica Life Insurance Company
26. (k) (i)	Opinion of Counsel as to the legality of the securities being registered
26. (n) (i)	Auditor’s Consent
26. (q) (i)	Memorandum describing Transamerica Life Insurance Company’s Issuance, Transfer and Redemption Procedures
26. (r)	Powers of Attorney